

2025

Annual Report



SALES
(in millions)

2021	2022	2023	2024	2025
$13,328	$14,410	$15,812	$16,708	**$17,782**

DILUTED EARNINGS per SHARE

2021	2022	2023	2024	2025
$2.07	$2.23	$2.56	$2.71	**$2.97**

RETURN on INVESTED CAPITAL

2021	2022	2023	2024	2025
67.7%	71.6%	76.3%	67.7%	**60.0%**

FINANCIAL HIGHLIGHTS
In thousands, except earnings per share and ratio data and store count

YEAR ENDED DECEMBER 31,	2025	2024	2023	2022	2021
Store Count	**6,585**	**6,378**	**6,157**	**5,971**	**5,784**
Percentage Increase in Comparable Store Sales	**4.7%**	**2.9%**	**7.9%**	**6.4%**	**13.3%**
Sales	$ 17,781,992	$ 16,708,479	$ 15,812,250	$ 14,409,860	$ 13,327,563
Operating Income	3,460,612	3,251,157	3,186,376	2,954,491	2,917,168
Net Income	2,538,209	2,386,680	2,346,581	2,172,650	2,164,685
Accounts Payable to Inventory	123.9%	128.0%	130.8%	134.9%	127.4%
Total Assets	16,538,253	14,893,741	13,872,995	12,627,979	11,718,707
Total Debt	6,016,904	5,520,932	5,570,125	4,371,653	3,826,978
Free Cash Flow	1,563,250	1,987,808	1,987,720	2,371,123	2,548,922
Share Repurchases	2,096,840	2,076,510	3,151,120	3,282,215	2,476,003
Earnings Per Share (assuming dilution)	$ 2.97	$ 2.71	$ 2.56	$ 2.23	$ 2.07
Weighted-Average Common Shares Outstanding (assuming dilution)	855,919	880,572	914,976	974,436	1,044,170

COMPARISON OF TEN-YEAR CUMULATIVE RETURN
This graph shows the cumulative total shareholder return assuming the investment of $100 on December 31, 2015, and the reinvestment of dividends thereafter, if any, in the common stock of O'Reilly Automotive, Inc., the Standard and Poor's S&P 500 Retail Index and the Standard and Poor's S&P 500 Index.



Our **commitment** to our customers and our team members:

We are **enthusiastic, hardworking professionals** who are **dedicated** to **teamwork, safety/wellness,** and **excellent customer service.** We will practice **expense control** while setting an example of **respect, honesty,** and a **win-win attitude** in everything we do.



Fellow shareholders:

We're pleased to report that Team O'Reilly continued to build momentum in 2025, once again taking our business to the next level. We served more customers in more places, tackled challenges, and continued living our culture.

Our team delivered an industry-leading 4.7% increase in comparable store sales in 2025. Coupled with the continued successful execution of new store expansion, we drove a total sales increase of 6.4% to $17.8 billion. Our total 2025 sales reflect an increase of more than 50% in total sales volume during the last five years, representing growth of over $6 billion since 2020.

With that track record, we continue to execute our plan for measured, sustainable growth, with our commitment to gain a strong return on every dollar spent.

In 2025, we opened a greenfield distribution center (DC) in Stafford, Virginia, opening previously untapped markets for us in the heavily populated Mid-Atlantic I-95 corridor. Work also continues to expand our existing DC in Lakeland, Florida.

THANK YOU, TEAM O'REILLY

Your dedication to providing unsurpassed levels of customer service delivered our 33rd consecutive year of sales and earnings growth.



We opened 207 net, new stores in the U.S., Mexico, and Canada, which included reaching our 100th store in Mexico in the summer, and our first greenfield store in Canada in December.

Our industry remains strong, as miles driven per year continues to rise and people hold on to their cars longer, understanding the value proposition in repairing and maintaining the vehicles they already own. Our investments in team member training and in tools like VeriScan, which reads our customers' check engine light codes for free, helps our team provide extra value by pointing customers to potential repair solutions, whether they want to tackle the job themselves or want us to refer them to a trusted professional.

Our exceptional team members will always be the drivers of our success, and they were at the heart of our decision to execute a 15-for-1 stock split in 2025. The split lowered the price of a single share so they could buy whole shares more quickly, sharing in the success they've helped create. We're pleased to see that the split has achieved the desired effect, generating excitement among our team members as more participate and become shareholders.



As always, we tackled challenges head-on this year. Just one example was tornado damage to the roof at our Indianapolis DC. To be able to continue servicing our stores, teams from across the organization worked quickly to set up alternate routes from other regional DCs, while our construction team tackled repairs. Our culture values of teamwork, hard work, dedication, and excellent customer service were clearly on display. In true Team O'Reilly fashion, we didn't look at whether we could continue our regular parts deliveries, but how we could make it happen. In the end, our customers never saw a disruption in service.

We're taking that grit and determination into 2026, with plans to open 225 to 235 net, new stores across North America and earn more share of the automotive aftermarket business. We will continue our track record of long-term profitable growth for you, our shareholders. Thank you for your faith in our company, and in the more than 93,000 O'Reilly team members who serve our customers.



BRAD BECKHAM
Chief Executive Officer




BRENT KIRBY
President



JEREMY FLETCHER
Executive Vice President and
Chief Financial Officer




SCOTT ROSS
Executive Vice President and
Chief Information Officer

JASON TARRANT
Executive Vice President of
Store Operations and Sales

CUSTOMER SERVICE Coast to Coast

Store Count ▪ 200-800+ ▪ 100-199 ▪ 1-99
Distribution Center ●
Future Distribution Center ○
Satellite Warehouse ●

Canada
New Brunswick...........2
Newfoundland and
Labrador.....................3
Nova Scotia..................1
Ontario.........................4
Prince Edward Island .1
Quebec.......................15

United States

Alabama	174	Nebraska	55
Alaska	19	Nevada	63
Arizona	163	New Hampshire	37
Arkansas	132	New Mexico	68
California	614	New York	58
Colorado	132	North Carolina	235
Connecticut	40	North Dakota	18
Florida	318	Ohio	231
Georgia	253	Oklahoma	140
Hawaii	21	Oregon	79
Idaho	62	Pennsylvania	49
Illinois	238	Puerto Rico	9
Indiana	175	Rhode Island	18
Iowa	83	South Carolina	135
Kansas	90	South Dakota	24
Kentucky	111	Tennessee	211
Louisiana	155	Texas	878
Maine	37	Utah	81
Maryland	11	Vermont	24
Massachusetts	63	Virginia	107
Michigan	192	Washington	172
Minnesota	140	West Virginia	25
Mississippi	90	Wisconsin	146
Missouri	217	Wyoming	23
Montana	31		

Mexico

Aguascalientes	2	Michoacán	6
Baja California Sur	11	Nayarit	3
Colima	7	Sinaloa	11
Guanajuato	13	Sonora	13
Jalisco	46		

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

O'REILLY AUTOMOTIVE, INC.
(Exact name of registrant as specified in its charter)

Missouri	**000-21318**	**27-4358837**
(State or other jurisdiction of incorporation or organization)	Commission file number	(I.R.S. Employer Identification No.)

233 South Patterson Avenue
Springfield, Missouri 65802
(Address of principal executive offices, Zip code)

(417) 862-6708
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Trading Symbol(s)**	**Name of Each Exchange on which Registered**
Common Stock $0.01 par value	ORLY	The Nasdaq Stock Market LLC (Nasdaq Global Select Market)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

At June 30, 2025, the aggregate market value of the voting stock held by non-affiliates of the Company was $63,300,585,790 based on the last price of the common stock reported by The Nasdaq Global Select Market.

At February 23, 2026, an aggregate of 838,487,034 shares of common stock of the registrant were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement for the 2026 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission within 120 days after December 31, 2025, are incorporated by reference into Part III.

O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2025

TABLE OF CONTENTS

Forward-Looking Statements

We claim the protection of the safe-harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements by forward-looking words such as "estimate," "may," "could," "will," "believe," "expect," "would," "consider," "should," "anticipate," "project," "plan," "intend," or similar words. In addition, statements contained within this annual report that are not historical facts are forward-looking statements, such as statements discussing, among other things, expected growth, store development, integration and expansion strategy, business strategies, future revenues, and future performance. These forward-looking statements are based on estimates, projections, beliefs, and assumptions and are not guarantees of future events and results. Such statements are subject to risks, uncertainties, and assumptions, including, but not limited to, the economy in general; inflation; consumer debt levels; product demand; a public health crisis; the market for auto parts; competition; weather; trade disputes and changes in trade policies, including the imposition of new or increased tariffs; availability of key products and supply chain disruptions; business interruptions, including terrorist activities, war and the threat of war; failure to protect our brand and reputation; challenges in international markets; volatility of the market price of our common stock; our increased debt levels; credit ratings on public debt; damage, failure, or interruption of information technology systems, including information security and cyber-attacks; historical growth rate sustainability; our ability to hire and retain qualified employees; risks associated with the performance of acquired businesses; and governmental regulations. Actual results may materially differ from anticipated results described or implied in these forward-looking statements. Please refer to the "Risk Factors" section in this annual report on Form 10-K for the year ended December 31, 2025, and subsequent Securities and Exchange Commission filings, for additional factors that could materially affect our financial performance. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

PART I

Item 1. Business

GENERAL INFORMATION

Unless otherwise indicated, "we," "us," "our," and similar terms, as well as references to the "Company," refer to O'Reilly Automotive, Inc. and its Subsidiaries. O'Reilly is one of the largest specialty retailers of automotive aftermarket parts, tools, supplies, equipment, and accessories across North America, selling our products to both do-it-yourself ("DIY") and professional service provider customers, our "dual market strategy." The business was founded in 1957 by Charles F. O'Reilly and his son, Charles H. "Chub'' O'Reilly, Sr., and initially operated from a single store in Springfield, Missouri. Our common stock has traded on The Nasdaq Global Select Market under the symbol "ORLY" since April 22, 1993.

On June 10, 2025, the Company completed a 15-for-1 forward stock split of our common stock. All share and per share information, including share-based compensation, in the current and comparable periods throughout this annual report on Form 10-K, has been retrospectively adjusted to reflect the stock split. All shares of common stock retained a par value of $0.01 per share.

At December 31, 2025, we operated 6,447 stores in 48 states in the United States ("U.S.") and Puerto Rico, 112 stores in Mexico, and 26 stores in Canada. Our stores carry an extensive product line, including:

- New and remanufactured automotive hard parts and maintenance items, such as alternators, batteries, brake system components, belts, chassis parts, driveline parts, engine parts, fuel pumps, hoses, starters, temperature control, water pumps, antifreeze, appearance products, engine additives, filters, fluids, lighting, oil, and wiper blades.
- Accessories, such as floor mats, seat covers, and truck accessories.

Our stores offer many enhanced services and programs to our customers, such as:

- Battery diagnostic testing.
- Battery, wiper, and bulb replacement.
- Check engine light code extraction through our trusted VeriScan technology, which provides diagnostic information with possible repair fixes.
- Referrals to trusted local repair shops.
- Custom hydraulic hoses.
- Drum and rotor resurfacing.
- Electrical and module testing.
- Loaner tool program.
- Professional paint shop mixing and related materials.
- Used oil, oil filter, and battery recycling.

See the "Risk Factors" section of this annual report on Form 10-K for a description of certain risks relevant to our business. These risk factors include, among others, risks related to deteriorating economic conditions; competition in the automotive aftermarket business; our sensitivity to regional economic and weather conditions; our relationships with key suppliers and availability of key products; business interruptions; failure to protect our brand and reputation; risks associated with international operations; unanticipated fluctuations in our quarterly results; the volatility of the market price of our common stock; our increased debt levels; a downgrade in our credit ratings; information and systems security, damage, and failure; failure to achieve our growth objectives; our dependence upon key personnel; our acquisition success; and litigation, environmental legislation, and other regulations.

OUR BUSINESS

Our goal is to continue to achieve growth in sales and profitability by capitalizing on our competitive advantages and executing our growth strategies. We remain confident in our ability to continue to gain market share in our existing markets and grow our business in new markets by focusing on our dual market strategy and the core O'Reilly values, including hard work, superior customer service, and expense control. Our mission is to be the dominant auto parts provider in all the markets we serve by providing a higher level of customer service and a better value position than our competitors to both DIY and professional service provider customers.

Competitive Advantages

We believe our effective dual market strategy, superior customer service, technically proficient store personnel, strategic distribution network, and experienced management Team make up our key competitive advantages, which cannot be easily duplicated.

Proven Ability to Execute Our Dual Market Strategy:

For more than 45 years, we have established a track record of effectively serving, at a high level, both DIY and professional service provider customers. We believe our proven ability to effectively execute a dual market strategy is a unique competitive advantage. The execution of this strategy enables us to better compete by targeting a larger base of automotive aftermarket parts consumers, capitalizing on our existing store and distribution infrastructure, operating profitably in both large markets and less densely populated geographic areas that typically attract fewer national chain competitors, and enhancing service levels offered to DIY customers through the offering of a broad inventory and the extensive product knowledge required by professional service provider customers.

In 2025, we derived approximately 50% of our sales from our DIY customers and approximately 50% of our sales from our professional service provider customers. Historically, we have increased our sales to professional service provider customers at a faster pace than the increase in our sales to DIY customers due to the more fragmented nature of the professional service provider business, which offers a greater opportunity for consolidation. We believe we will continue to have a competitive advantage on the professional service provider portion of our business, due to our systems, knowledge, industry-leading parts availability, and experience serving the professional service provider side of the automotive aftermarket, augmented by our approximately 825 full-time sales staff dedicated solely to calling upon and servicing the professional service provider customer. We will also continue to expand and enhance the level of offerings focused on growing our DIY business and will continue to execute our proven dual market strategy in both existing and new markets.

Superior Customer Service:

We seek to provide our customers with an efficient and pleasant in-store experience by maintaining attractive stores in convenient locations with a wide selection of automotive products. We believe the satisfaction of DIY and professional service provider customers is substantially dependent upon our ability to provide, in a timely fashion, the correct automotive products needed to complete their repairs. Accordingly, each O'Reilly store carries, or has same or next day availability to, a broad selection of automotive products designed to cover a wide range of vehicle applications. We continuously refine the inventory levels and assortments carried in each of our stores and within our network, based in large part on the sales movement tracked by our inventory control system, market vehicle registration data, failure rates, and management's assessment of the changes and trends in the marketplace. We have no material backorders for the products we sell.

We seek to attract new DIY and professional service provider customers and retain existing customers by offering superior customer service, the key elements of which are identified below:

- Superior in-store service through highly-motivated, technically-proficient store personnel ("Professional Parts People").
- An extensive selection and superior availability of products.
- Many enhanced service programs, including battery and electrical testing, battery, wiper and bulb replacement, and check engine light code extractions with diagnostic information.
- Attractive stores in convenient locations.
- Competitive pricing, supported by a good, better, best product assortment designed to meet all of our customers' quality and value preferences.
- A robust point-of-sale system integrated with our proprietary electronic catalog, which contains a wide variety of product images, schematics and technical specifications, and equips our Team Members with highly effective tools to source products in our extensive supply network.
- Online ordering for our professional customers through our proprietary professional customer platforms, www.OReillyPro.com and our O'Reilly Pro mobile application, with local delivery available.
- Online ordering, featuring "chat with a parts professional," parts look up assistance for our DIY customers through our retail platform, www.OReillyAuto.com, with convenient store locations for pick-up-in-store orders or home delivery.

Technically Proficient Professional Parts People:

Our highly-motivated, technically-proficient Professional Parts People provide us with a significant competitive advantage, particularly over less specialized retail operators. We require our Professional Parts People to undergo extensive and ongoing training and to be knowledgeable, particularly with respect to hard part repairs, in order to better serve the technically-oriented professional service provider customers with whom they interact on a daily basis. Such technical proficiency also enhances the customer service we provide to our DIY customers who value the expert assistance provided by our Professional Parts People. See our "Team Members and Human Capital Management" disclosure of the "Business" section of this annual report on Form 10-K for more information about our technically proficient professional parts people.

Strategic Regional Tiered Distribution Network:

We believe our commitment to a robust, regional, tiered distribution network provides superior replenishment and access to hard-to-find parts and enables us to optimize product availability and inventory levels throughout our store network. Our strategic, regional, tiered distribution network includes distribution centers ("DCs") and Hub stores. Our inventory management and distribution systems electronically link each of our stores to one or more DCs, which provides for efficient inventory control and management. We currently operate 32 DCs, which typically provides our stores with same-day or overnight access to over 156,000 stock keeping units ("SKUs"), many of which are hard-to-find items not typically stocked by other auto parts retailers. To augment our robust distribution network, we operate a total of 399 Hub stores that also provide delivery service and same-day access to stores within the surrounding areas to an average of 63,000 SKUs, with Hubs in select markets carrying further enhanced inventory levels up to approximately 115,000 SKUs. More than 95% of our stores receive multiple same-day deliveries and deliveries on weekends of hard to find parts from our DCs and Hub stores. We believe this timely access to a broad range of products is a key competitive advantage in satisfying customer demand and generating repeat business.

Experienced Management Team:

Our Company philosophy is to "promote from within," and the vast majority of our senior managers, district managers, and store managers have been promoted from within the Company. We augment this "promote from within" philosophy by pursuing strategic hires with a strong emphasis on automotive aftermarket experience, technical proficiency, or subject matter expertise. We have a strong management Team that has demonstrated the consistent ability to successfully execute our business plan and growth strategy by generating 33 consecutive years of record revenues and earnings and positive comparable store sales results since becoming a public company in April of 1993. See our "Team Members and Human Capital Management" disclosure in the "Business" section of this annual report on Form 10-K for more information about our experienced management Team.

Growth Strategy

Aggressively Open New Stores:

We intend to continue to consolidate the fragmented automotive aftermarket. During 2025, we opened 207 net, new stores. In 2026, we plan to open 225 to 235 net, new stores, which will increase our penetration in existing markets and allow for expansion into new, contiguous markets. The sites for these new stores have been identified, and to date, we have not experienced significant difficulties in locating suitable sites for construction of new stores or identifying suitable acquisition targets for conversion to O'Reilly stores. We typically open new stores by:

 (i) Constructing a new facility or renovating an existing facility on property we purchase or lease and stocking the new store with fixtures and inventory;
 (ii) Acquiring an independently owned auto parts store ("jobber store"), typically by the purchase of substantially all of the inventory and other assets (other than realty) of such store; or
 (iii) Purchasing multi-store chains.

New store sites are strategically located in clusters within geographic areas that complement our distribution network in order to achieve economies of scale in management, advertising, and distribution. Other key factors we consider in the site selection process include population density and growth patterns, demographic lifestyle segmentation, age and per capita income, vehicle traffic counts, vehicles in operation, number and type of existing automotive repair facilities, and competing auto parts stores within a predetermined radius.

We target both small and large markets for expansion of our store network. While we have, and continue to face, aggressive competition in the more densely populated markets, we believe we have competed effectively, and are well positioned to continue to compete effectively, in such markets in order to achieve our goal of continued profitable sales growth within these markets. We also believe that with our dual market strategy, we are better able to operate stores in less densely populated areas, which would not otherwise support a national chain store selling primarily to the retail automotive aftermarket. Therefore, we continue to pursue opening new stores in less densely populated market areas as part of our growth strategy.

Grow Sales in Existing Stores:

Profitable comparable store sales growth is also an important part of our growth strategy. To achieve improved sales and profitability at existing O'Reilly stores, we continually strive to improve the service provided to our customers. We believe that while competitive pricing is an essential component of successful growth in the automotive aftermarket business, it is customer satisfaction, whether of the DIY consumer or professional service provider, resulting from superior customer service, that generates sustainable increased sales and profitability.

Selectively Pursue Strategic Acquisitions:

The automotive aftermarket industry is still highly fragmented, and we believe the ability of national auto parts chains, like O'Reilly, to operate more efficiently and effectively than smaller independent operators will result in continued industry consolidation. Our intention is to continue to selectively pursue strategic acquisitions that will strengthen our position as a leading automotive aftermarket parts supplier in existing markets and provide a springboard for expansion into new domestic and international markets.

Continually Enhance Store Design and Location:

Our current prototype store design features optimized square footage, high ceilings, convenient interior store layouts, in-store signage, multilingual signage, bright lighting, convenient ingress and egress, ample parking, and dedicated counters to serve professional service provider customers, each designed to increase sales and operating efficiencies to enhance overall customer service. We continually update the location and condition of our store network through systematic renovation and relocation of our existing stores to enhance store performance. During 2025, we relocated 35 stores and performed minor to major updates or renovations to approximately 700 additional stores. We believe that our ability to consistently achieve growth in comparable store sales is due in part to our commitment to maintaining an attractive store network, which is strategically located to best attract and serve our customers.

Omnichannel Growth Strategy:

Our Omnichannel growth strategies reflect the continued evolution of customer preferences in researching and completing purchases. More than ever before, our customers' purchase decisions are informed by a range of interactions, whether in-person, over the phone, or through a variety of digital channels, as they seek to find the professional parts knowledge and product availability they need to meet their automotive repair and maintenance needs. Our Omnichannel growth strategies are focused on offering our customers an enhanced and seamless research and buying experience through any of these channels. We have long been known for excellent customer service and continue to grow the functionality and user-friendliness of our digital platforms, including www.OReillyAuto.com, www.OReillyPro.com, and our O'Reilly Pro mobile application, to enhance our customers' shopping experience. Many of our customers interact over multiple channels to research and complete a purchase, and the functionality and features of our digital properties complement the outstanding customer service provided in our brick and mortar locations.

Team Members and Human Capital Management

Our tradition for 69 years has been to treat all of our Team Members with honesty and respect and to commit significant resources to instill in them our "Live Green" culture, which emphasizes the importance of each Team Member's contribution to the success of O'Reilly. This focus on professionalism and respect has created an industry-leading Team, and we consider our relations with our Team Members to be excellent.

We are committed to providing a work environment where Team Members feel highly valued and are productive in their jobs by maintaining an environment where every voice is valued. We believe this, along with a healthy work/life balance, increases Team Member engagement. Our ongoing emphasis on engagement and respect, including our policies, recruitment and selection procedures, onboarding processes, and training efforts, positively builds upon our successful "promote from within" philosophy and growth strategies.

Talent Acquisition, Retention, and Training:

Our Company knows the value of a tenured Team, which is why our philosophy is to "promote from within" first. As management opportunities arise, we look first within the Company and promote those who have performed well, have the right expertise, and have shown leadership potential before looking outside the Company; however, we augment this philosophy by pursuing strategic hires with a strong emphasis on automotive aftermarket experience, customer service excellence, subject matter expertise, and strong culture fit. This comprehensive approach increases Team Member commitment and has resulted in a very experienced leadership Team. As of December 31, 2025, our strong management Team was comprised of 264 senior managers who average 20 years of service, 377 corporate managers who average 13 years of service, and 649 district managers who average 14 years of service.

Each of our stores is staffed with a store manager and one or more assistant managers, in addition to parts specialists, retail and/or installer service specialists, and other positions required to meet the specific needs of each store. Each of our 649 district managers has general supervisory responsibility for an average of 10 stores, which provides our stores with strong operational support.

We offer a variety of specific training programs that address a broad spectrum of topics from store and distribution center operations to customer service. We believe our highly trained Team of Professional Parts People is essential in providing superior customer service to both DIY and professional service provider customers. A significant portion of our business is from professional service provider customers; therefore, our Professional Parts People are required to be highly technically proficient in automotive products. In addition, we have found that the typical DIY customer often seeks assistance from Professional Parts People, particularly when purchasing hard parts. The ability of our Professional Parts People to provide such assistance to the DIY customer creates a favorable impression and is a significant factor in generating repeat DIY business.

We screen prospective store Team Members to identify highly motivated individuals who either have experience with automotive parts and repairs or automotive aptitude. New store Team Members go through a comprehensive orientation focused on the culture of our Company, as well as the requirements for their specific position. Additionally, during their first year of employment, our parts specialists go through extensive automotive systems and product knowledge training to ensure they are able to provide high levels of service to our customers. Once all of the required training has been satisfied, our parts specialists become eligible to take the O'Reilly Certified Parts Professional test. Passing the O'Reilly test helps prepare them to become certified by the National Institute for Automotive Service Excellence ("ASE").

All of our stores have the ability to support and supply professional service provider customers. For this reason, select Team Members in each store complete extensive sales call training with a regional field sales manager. These Team Members then spend at least one day per week calling on existing and potential professional service provider customers. Each Team Member engaged in such sales activities participates in quarterly advanced training programs for sales and business development.

Additionally, we have extensive processes in place to specifically identify emerging talent and conduct formalized training focused on leadership development. Store and district managers complete a comprehensive training program to ensure each has a thorough understanding of customer service, leadership, inventory management, and store profitability, as well as all other sales and operational aspects of our business model. Store and district managers are also required to complete a structured training program that is specific to their position, including attending a week-long manager development program at the corporate headquarters in Springfield, Missouri. Store and district managers also receive continuous training through online training programs, field workshops, regional meetings, and our annual leadership conference.

Engagement and Belonging:

At O'Reilly, we are committed to fostering a culture of engagement and belonging where every individual's voice is heard, valued, and respected. We believe in celebrating and embracing the unique perspectives, experiences, and talents that each person brings. We are dedicated to creating an environment that is free from discrimination, harassment, and bias, and where everyone has equal opportunities to thrive and succeed. We are committed to recruiting and building strong teams through our robust processes for talent acquisition, ongoing leadership development, and active identification of emerging talent. We have worked to expand opportunities for all of our Team Members through programs designed to prepare them to take on more responsibilities at every level of the organization. We firmly believe that promoting from within is a differentiator in leveraging Team Member experience and maximizing engagement across the entire Company. In order to ensure our engagement efforts are successful, we survey our Team Members, provide enhanced, collaborative learning through training and resources, and build network groups, action plans, and programs aimed at improving our work environments for our Team Members and customers.

Compensation, Benefits, and Recognition:

Our compensation philosophy has always been to incentivize Team Members to "run it like you own it," and we continually evaluate and benchmark our comprehensive compensation programs to ensure they remain competitive, providing an important tool to attract and retain the best and most qualified Team Members in every market. We provide financial incentives to all store Team Members through various incentive compensation programs. Store team members have the opportunity to earn incentive pay that increases their base hourly wage consistent with their individual performance or the performance of their store. Store managers, district managers, region directors, and division vice presidents have the ability to earn additional compensation above their salary or base hourly wage based upon the performance of their stores. In addition, beginning with the district manager level, we augment our competitive programs with share-based compensation. We believe our incentive compensation programs significantly increase the motivation and overall performance of our Team Members.

Just as pay, benefits, and growth opportunities are critically important to our Team Members' success, we believe it is equally important to recognize Team Members for a job well done. We regularly present many awards that range from recognizing individual service longevity to performance, allowing peer-to-peer recognition, or management nomination of an individual's excellent performance.

Team Composition:

We recognize that each and every one of our Team Members plays a critical role in our ability to provide outstanding customer service and achieve consistent, successful performance. As of January 31, 2026, we employed 92,923 Team Members (78,258 full-time Team Members and 14,665 part-time Team Members), of whom 76,467 were employed at our stores, 11,649 were employed at our DCs, and 4,807 were employed at our corporate and regional offices. Ours is an increasingly technical business creating the need for knowledgeable Professional Parts People, and our ongoing focus on developing a technically proficient Team has resulted in the growth of the mix of our full-time work force, increasing from 65% at January 31, 2020, to 84% at January 31, 2026. While full-time Professional Parts People play a vital role in our ongoing success, the flexibility of incorporating part-time employment into our work force is also an important component of providing excellent customer service. Many of our part-time Team Members choose to work at O'Reilly while attending school, or during other transitional periods in their lives, or simply because of their passion for cars and knowledge of auto parts. Part-time Team Members have the opportunity to become career Professional Parts People because of our "promote from within" philosophy, and many of our leaders today began their careers as part-time Team Members in our stores or distribution centers.

A union represents approximately 464 Team Members in 49 stores in the Greater Bay Area in California and has for many years. There are approximately 28 Team Members that drive over-the-road trucks in one of our domestic DCs that are also represented by a labor union. Additionally, two unions represent approximately 862 Team Members in Mexico and two unions represent approximately 128 Team Members in Canada. We consider our current relationship with these unions and union Team Members to be excellent. With the exception of the previously described Team Members, our Team Members are not represented by labor unions.

Additional information about our Team Member population and human capital management practices can be found in our most recent Impact Report, which is available on our website at www.OReillyAuto.com. The information available on our website, including our Impact Report, is not, and will not be deemed to be, a part of this annual report on Form 10-K for the year ended December 31, 2025, or incorporated by reference into any of our other filings with the Securities and Exchange Commission.

Store Network

New Store Site Selection:

In selecting sites for new stores, we seek to strategically locate store sites in clusters within geographic areas in order to achieve economies of scale in management, advertising, and distribution. Other key factors we consider in the site selection process are:

- Population density.
- Demographics, including age, life style, and per capita income.
- Market economic strength, retail draw, and growth patterns.
- Number, age, and percent of makes and models of registered vehicles.
- The number, type, and sales potential of existing automotive repair facilities.
- The number of auto parts stores and other competitors within a predetermined radius.
- Physical location, traffic count, size, economics, and presentation of the site.
- Financial review of adjacent existing locations.
- The type and size of store that should be developed.

When entering new, more densely populated markets, we may, when appropriate, seek to initially open several stores within a short span of time in order to maximize the effect of initial promotional programs and achieve economies of scale. After opening this initial cluster of new stores, we begin penetrating the less densely populated surrounding areas. As these store clusters mature, we evaluate the need to open additional locations in the more densely populated markets where we believe opportunities exist to expand our market share or to improve the level of service provided in high volume areas. This strategy enables us to achieve additional distribution and advertising efficiencies in each market.

Store Locations and Size:

As a result of our dual market strategy, we are able to profitably operate in both large, densely populated markets and small, less densely populated areas that would not otherwise support a national chain selling primarily to the retail automotive aftermarket. Our domestic stores, on average, carry approximately 24,000 SKUs and average approximately 8,000 total square feet in size. At December 31, 2025, we had a total of approximately 52 million square feet in our 6,447 domestic stores. Our stores are served primarily by the nearest DC, which, on average, carry over 156,000 SKUs, but also have same-day access to the broad selection of inventory available at one of our

399 Hub stores that average 18,300 square feet in size and carry an average of 63,000 SKUs, with Hubs in select markets carrying further enhanced inventory levels up to approximately 115,000 SKUs.

We believe that our stores are "destination stores" generating their own traffic rather than relying on traffic created by the presence of other stores in the immediate vicinity. Consequently, most of our stores are freestanding buildings or prominent end caps situated on or near major traffic thoroughfares and offer ample parking, easy customer access, and are generally located in close proximity to our professional service provider customers.

The following table sets forth the geographic distribution and opening and acquisition activity of our stores as of December 31, 2025 and 2024:

Location	December 31, 2024 Store Count	% of Total Store Count	2025 Net, New Stores Store Growth	% of Total Store Growth	December 31, 2025 Store Count	% of Total Store Count	Cumulative % of Total Store Count
Texas	850	13.3 %	28	13.5 %	878	13.3 %	13.3 %
California	604	9.5 %	10	4.8 %	614	9.2 %	22.5 %
Florida	300	4.7 %	18	8.7 %	318	4.8 %	27.3 %
Georgia	247	3.9 %	6	3.0 %	253	3.8 %	31.1 %
Illinois	233	3.7 %	5	2.4 %	238	3.6 %	34.7 %
North Carolina	228	3.6 %	7	3.4 %	235	3.6 %	38.3 %
Ohio	227	3.6 %	4	1.9 %	231	3.5 %	41.8 %
Missouri	215	3.4 %	2	1.0 %	217	3.3 %	45.1 %
Tennessee	207	3.2 %	4	1.9 %	211	3.2 %	48.3 %
Michigan	189	3.0 %	3	1.4 %	192	2.9 %	51.2 %
Indiana	174	2.7 %	1	0.5 %	175	2.7 %	53.9 %
Alabama	168	2.6 %	6	3.0 %	174	2.6 %	56.5 %
Washington	169	2.6 %	3	1.4 %	172	2.6 %	59.1 %
Arizona	154	2.4 %	9	4.3 %	163	2.5 %	61.6 %
Louisiana	152	2.4 %	3	1.4 %	155	2.4 %	64.0 %
Wisconsin	144	2.3 %	2	1.0 %	146	2.2 %	66.2 %
Minnesota	138	2.2 %	2	1.0 %	140	2.1 %	68.3 %
Oklahoma	136	2.1 %	4	1.9 %	140	2.1 %	70.4 %
South Carolina	131	2.1 %	4	1.9 %	135	2.1 %	72.5 %
Arkansas	129	2.0 %	3	1.4 %	132	2.0 %	74.5 %
Colorado	127	2.0 %	5	2.4 %	132	2.0 %	76.5 %
Kentucky	111	1.7 %	—	— %	111	1.7 %	78.2 %
Virginia	103	1.6 %	4	1.9 %	107	1.6 %	79.8 %
Kansas	89	1.4 %	1	0.5 %	90	1.4 %	81.2 %
Mississippi	87	1.4 %	3	1.4 %	90	1.4 %	82.6 %
Iowa	83	1.3 %	—	— %	83	1.3 %	83.9 %
Utah	78	1.2 %	3	1.4 %	81	1.2 %	85.1 %
Oregon	79	1.2 %	—	— %	79	1.2 %	86.3 %
New Mexico	66	1.0 %	2	1.0 %	68	1.0 %	87.3 %
Massachusetts	62	1.0 %	1	0.5 %	63	1.0 %	88.3 %
Nevada	61	1.0 %	2	1.0 %	63	1.0 %	89.3 %
Idaho	58	0.9 %	4	1.9 %	62	0.9 %	90.2 %
New York	47	0.7 %	11	5.3 %	58	0.9 %	91.1 %
Nebraska	54	0.8 %	1	0.5 %	55	0.8 %	91.9 %
Pennsylvania	48	0.8 %	1	0.5 %	49	0.7 %	92.6 %
Connecticut	38	0.6 %	2	1.0 %	40	0.6 %	93.2 %
Maine	37	0.6 %	—	— %	37	0.6 %	93.8 %
New Hampshire	37	0.6 %	—	— %	37	0.6 %	94.4 %
Montana	31	0.5 %	—	— %	31	0.5 %	94.9 %
West Virginia	25	0.4 %	—	— %	25	0.4 %	95.3 %
Vermont	24	0.4 %	—	— %	24	0.4 %	95.7 %
South Dakota	22	0.3 %	2	1.0 %	24	0.4 %	96.1 %
Wyoming	23	0.4 %	—	— %	23	0.3 %	96.4 %
Hawaii	21	0.3 %	—	— %	21	0.3 %	96.7 %
Alaska	17	0.2 %	2	1.0 %	19	0.3 %	97.0 %
North Dakota	18	0.3 %	—	— %	18	0.3 %	97.3 %
Rhode Island	17	0.2 %	1	0.5 %	18	0.3 %	97.6 %
Maryland	3	— %	8	3.9 %	11	0.2 %	97.8 %
Total stores by state	6,261	98.1 %	177	85.5 %	6,438	97.8 %	
Puerto Rico	4	0.1 %	5	2.4 %	9	0.1 %	97.9 %
Mexico	87	1.4 %	25	12.1 %	112	1.7 %	99.6 %
Canada	26	0.4 %	—	— %	26	0.4 %	100.0 %
Total stores	**6,378**	**100.0 %**	**207**	**100.0 %**	**6,585**	**100.0 %**	

Distribution Systems

We believe that our tiered distribution model provides industry-leading parts availability and store in-stock positions, while optimizing our inventory investment by controlling the depth of our store stocked inventory. Our distribution expansion strategy, supported by our ongoing, significant capital investments, complements our new store opening strategy by supporting newly established clusters of stores, and additional penetration into existing markets, in the regions surrounding each DC.

Distribution Centers:

As of December 31, 2025, we operated 32 DCs comprised of approximately 14.0 million operating square feet (see the "Properties" table in Item 2 of this annual report on Form 10-K for more information about DC operating square footage). Our DCs stock, on average, over 156,000 SKUs and most DCs are linked to and have access to multiple other DCs' inventory. Our DCs provide five-night-a-week delivery, primarily via a Company-owned fleet, to substantially all of our stores. In addition, stores within an individual DC's metropolitan area receive multiple daily deliveries from the DC's "city counter," many of which receive this service seven days per week. Our DCs provide service to not only the stores they service via their city counters but also to strategic Hub locations, which redistribute products to surrounding stores. Our national Hub store network provides additional service throughout the week, and on weekends, to surrounding stores.

As part of our continuing efforts to enhance our distribution network in 2026, we plan to:

- Continue to enhance our distribution network through the engineering, design, expansion, or relocation of new or current DCs.

- Continue to utilize routing software to enhance logistics efficiencies.

- Continue to enhance labor management software to improve DC productivity and overall operating efficiency.

- Continue to refine best practices in all DCs and standardize across the network.

- Make proven, return-on-investment based capital enhancements to material handling equipment in DCs, including conveyor systems, picking modules, lift equipment, and computer hardware.

- Continue to augment our robust distribution network, when and where appropriate, through the use of strategically located Hubs.

- Invest in our people to continue providing a safe working environment and anchor in our people first and always model.

Hub Stores:

We currently operate a total of 399 strategically located Hub stores. In addition to serving DIY and professional service provider customers in their markets, Hub stores also provide delivery service to our other stores within the surrounding area and access to an expanded selection of SKUs on a same-day basis. Our Hub stores average approximately 18,300 square feet and carry an average of 63,000 SKUs, with Hubs in select markets carrying further enhanced inventory levels up to approximately 115,000 SKUs.

Products and Purchasing

Our stores offer DIY and professional service provider customers a wide selection of products for domestic and imported automobiles, vans, and trucks. Our merchandise generally consists of nationally recognized, well-advertised, premium name brand products, such as AC Delco, Armor All, Bosch, Castrol, Denso, Dorman, Fel-Pro, Gates Rubber, Lucas Oil, Mobil1, Monroe, NGK, Pennzoil, Prestone, Standard, STP, Turtle Wax, Valvoline, and Wix, and a wide selection of quality proprietary private label products, which span the entire good, better, and best value spectrum, under our BesTest®, BrakeBest®, Cartek®, Import Direct®, MasterPro®, MicroGard®, Murray®, Omnispark®, O'Reilly Auto Parts®, Precision®, Power-Torque®, Super-Start®, Syntec®, and Ultima® brands. Our proprietary private label products are produced by respected automotive manufacturers, meet or exceed original equipment manufacturer specifications, which we have acquired or developed over time. Our "good" proprietary brands provide a great combination of quality and value, a characteristic important to our DIY customers, while our "better" and "best" proprietary brands offer options for our more heavy-duty DIY customers, as well as our professional service provider customers, who often prefer higher quality products that can be relied upon to support and grow their businesses.

We have no long-term contracts with material purchase commitments with any of our suppliers, nor have we experienced difficulty in obtaining satisfactory alternative supply sources for automotive parts. We believe that alternative supply sources exist at competitive costs for substantially all of the automotive products that we sell. It is our policy to take advantage of payment and seasonal purchasing discounts offered by our suppliers and to utilize extended dating terms available from suppliers. We have entered into various programs and arrangements with certain suppliers that provided for extended dating and payment terms for inventory purchases. As a whole, we consider our relationships with our suppliers to be very good.

We purchase automotive products in substantial quantities from over 655 suppliers, the five largest of which accounted for approximately 23% of our total purchases in 2025. Our largest supplier in 2025 accounted for approximately 8% of our total purchases and the next four largest suppliers each accounted for approximately 3% to 5% of our total purchases.

Marketing

Retail and Online Marketing:

Our integrated marketing strategy and Omnichannel efforts include national media channels, in-store, digital, and social media activation, as well as personalized experiences through e-mail and text messaging and marketing the O'Reilly brand through automotive event sponsorships and on-site appearances throughout the country. Our O'Rewards loyalty program encourages repeat customers, as they accumulate points from their O'Reilly purchases that are redeemable for rewards at various purchase levels. Our marketing efforts also target the Spanish-speaking market through broadcast media, print, and sports marketing, as well as sponsorships of local and regional events.

Professional Marketing:

To develop our continued relationships with professional service providers and installers, we employ Territory Sales Managers in all major markets to ensure complete sales territory coverage and personalized service for professional customers. Flyers, quick reference guides, and catalogs are distributed on a regular basis to all professional service providers, including paint and body shops and fleet maintenance customers to encourage brand and program awareness. In addition, our professional customer program also offers a proprietary ordering mobile application, business ecommerce platform called www.OReillyPro.com, dedicated Professional Service Specialists in stores, multiple daily deliveries, and access to training opportunities, shop management, maintenance supplies, and the Certified Auto Repair program, which offers professional service providers with the business tools they need to profitably grow and market their business.

INDUSTRY ENVIRONMENT

For each of the countries in which we operate, the automotive aftermarket industry includes all products and services purchased for light and heavy-duty vehicles after the original sale and is made up of four segments: labor share of professional service provider sales, auto parts share of professional service provider sales, DIY sales, and tire sales. We predominantly operate in the U.S., which supports an automotive aftermarket industry with a total size estimated to be approximately $435 billion, according to the Auto Care Association. We estimate that O'Reilly's U.S. addressable market within this industry is approximately $165 billion to $175 billion, which includes the auto parts share of professional service provider sales at wholesale and DIY sales at retail. We do not sell tires or perform for-fee automotive repairs or installations.

Competition

The sale of automotive aftermarket items is highly competitive in many areas, including customer service, product availability, store location, brand recognition, and price. We compete in both the DIY and professional service provider portions of the automotive aftermarket and are one of the largest specialty retailers within that market. We compete primarily with:

- National retail and wholesale automotive parts chains (such as AutoZone, Inc., Advance Auto Parts, CARQUEST, and NAPA).
- Regional retail and wholesale automotive parts chains.
- Wholesalers or jobber stores (some of which are associated with national automotive parts distributors or associations such as NAPA, CARQUEST, Bumper to Bumper, and Auto Value).
- Automobile dealers.
- Mass merchandisers and online retailers that carry automotive replacement parts, maintenance items, and accessories (such as Wal-Mart Stores, Inc. and Amazon.com, Inc.).

We compete on the basis of customer service, which includes merchandise selection and availability, technical proficiency, helpfulness of store personnel, price, store layout, the Omnichannel experience, and convenient and accessible store locations. Our dual market strategy requires significant capital, including the capital expenditures required for our distribution and store networks and working capital needed to maintain inventory levels necessary for providing products to both the DIY and professional service provider portions of the automotive aftermarket.

Inflation and Seasonality

We have generally been successful in reducing the effects of merchandise cost increases principally by taking advantage of supplier incentive programs, economies of scale resulting from increased volume of purchases, and selective forward buying. To the extent our acquisition costs increased due to price increases industry wide, we have typically been able to pass along these increased costs through higher retail prices for the affected products. As a result, we do not believe inflation has had a material adverse effect on our operations.

To some extent our business is seasonal, primarily as a result of the impact of weather conditions on customer buying patterns. While we have historically realized operating profits in each quarter of the year, our store sales, profits, and inventory levels have historically been higher in the second and third quarters (April through September) than in the first and fourth quarters (October through March) of the year.

Regulations

Our operations are subject to extensive federal, state, and local laws regarding business conduct and the health and safety of our Team Members and customers. Key areas of compliance include:

- Hazardous Materials – Protocols for the handling, storage, and disposal of regulated substances.
- Recycling Mandates – Specific requirements for automotive battery reclamation and the management of used lubricants.
- Property Management – Regulations governing the environmental impact of owning and operating real property.

We manage hazardous materials as a routine part of our business. Through our customer-facing recycling programs (used oil, oil filters, and batteries), we facilitate the intake of regulated waste at designated store locations.

- Intake Process – Team Members collect and secure these materials in specialized containers or on pallets.
- Third-Party Logistics – Recycling is performed by specialized third-party suppliers with stringent liability coverage.
- Liability Mitigation – Our agreements with these suppliers include specific indemnification provisions. These are designed to limit our liability under environmental regulations for contamination or damage occurring at off-site recycling facilities or on our properties when caused by the supplier.

Compliance with environmental and safety laws has not had a material adverse effect on our operations to date. However, because these regulations are subject to frequent changes, we cannot guarantee that future compliance requirements will not result in significant operational expenses.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Brad Beckham, age 47, Chief Executive Officer, has been an O'Reilly Team Member for 29 years. Mr. Beckham's O'Reilly career began as a Parts Specialist and progressed through the roles of Store Manager, District Manager, Regional Manager, Divisional Vice President, Vice President of Eastern Store Operations and Sales, Senior Vice President of Eastern Store Operations and Sales, Senior Vice President of Central Store Operations and Sales, Executive Vice President of Store Operations and Sales, Executive Vice President and Chief Operating Officer, and Co-President. Mr. Beckham has held the position of Chief Executive Officer since 2024.

Brent G. Kirby, age 57, President, has been an O'Reilly Team Member for seven years. Mr. Kirby's primary areas of responsibility are Merchandise, Distribution, Logistics, Inventory Management, Pricing, Store Design, Marketing, Advertising/Marketing, Electronic Catalog, Customer Satisfaction, Omnichannel, and Information Technology. Mr. Kirby began his retail career of over 35 years with Lowe's Companies, Inc. ("Lowe's") as a hardware associate and progressed through various positions at the store, district, and regional levels before being promoted to Senior Vice President of Store Operations and later Chief Omnichannel Officer. In 2018, Mr. Kirby's O'Reilly career began as Senior Vice President of Omnichannel and progressed through the roles of Executive Vice President of Supply Chain, Executive Vice President and Chief Supply Chain Officer, and Co-President. Mr. Kirby has held the position of President since 2024.

Jeremy Fletcher, age 48, Executive Vice President and Chief Financial Officer, has been an O'Reilly Team Member for 20 years. Mr. Fletcher's primary areas of responsibility are Finance, Accounting, Credit and Collections, Financial Planning, Tax, Treasury, Investor Relations, Legal, Risk Management, and Loss Prevention. Mr. Fletcher's O'Reilly career began as the Financial Reporting and Budgeting Manager and progressed through the roles of Director of Finance, Vice President of Finance and Controller, and Senior Vice President of Finance and Controller. Prior to joining O'Reilly, Mr. Fletcher worked as a Certified Public Accountant in public practice and in a financial reporting and planning role for a Fortune 1000 corporation. Mr. Fletcher has held the position of Executive Vice President and Chief Financial Officer since 2022.

Scott R. Ross, age 60, Executive Vice President and Chief Information Officer, has been an O'Reilly Team Member since 2023. Mr. Ross's primary area of responsibility is Information Technology. Mr. Ross has more than 30 years of information technology experience. Mr. Ross's career includes information technology positions with Mobil Oil and L.L. Bean, Inc. Mr. Ross held positions of Vice President of Enterprise Architecture and Vice President of International and Business Development before being promoted to Senior Vice President of IT Omnichannel Technology at Lowe's Companies, Inc. Prior to joining O'Reilly, Mr. Ross held the title of President of Saks Cloud Services at Hudson's Bay Company and subsidiaries. In 2023, Mr. Ross joined O'Reilly as Executive Vice President and Chief Information Officer and has held this position since that time.

Jason Tarrant, age 45, Executive Vice President of Store Operations and Sales, has been an O'Reilly Team Member for 24 years, which includes continuous years of service with a company acquired by O'Reilly. Mr. Tarrant's primary areas of responsibility are Store Operations and Sales for O'Reilly's U.S. store operations. Mr. Tarrant's O'Reilly career began as a Parts Specialist and progressed through the roles of Assistant Store Manager, Store Manager, District Manager, Regional Field Sales Manager, Regional Manager, Divisional Vice President, and Senior Vice President of Western Store Operations and Sales. Mr. Tarrant has held the position of Executive Vice President of Store Operations and Sales since 2024.

Tamara F. Conn, age 55, Senior Vice President of Legal and General Counsel, has been an O'Reilly Team Member for 17 years. Ms. Conn's primary areas of responsibility are Legal, Risk Management, ESG, and Internal Audit. Ms. Conn's O'Reilly career began as Legal Counsel and progressed through the roles of Associate General Counsel, Director of Legal Services and Associate General Counsel, and Deputy General Counsel and Vice President of Legal Services. Prior to joining O'Reilly, Ms. Conn worked in a private civil defense trial practice. Ms. Conn has held the position of Senior Vice President of Legal and General Counsel since 2023.

Robert Dumas, age 52, Senior Vice President of Southeast Store Operations and Sales, has been an O'Reilly Team Member for 34 years, which includes continuous years of service with a company acquired by O'Reilly. Mr. Dumas's primary areas of responsibility are Store Operations and Sales for O'Reilly's southeast U.S. store operations. Mr. Dumas's O'Reilly career began as a Parts Specialist and progressed through the roles of Installer Service Specialist, Night Manager, Associate Manager, Store Manager, District Manager, Regional Manager, and Divisional Vice President. Mr. Dumas has held the position of Senior Vice President of Eastern Store Operations and Sales since 2016.

Larry Gray, age 54, Senior Vice President of Inventory Management, has been an O'Reilly Team Member for 34 years. Mr. Gray's primary areas of responsibility are Inventory Control, Purchasing, and Store Design. Mr. Gray's O'Reilly career began as a Distribution Center Team Member and progressed through the roles of Distribution Center Supervisor, Operations Manager, Distribution Center Manager, Director of Distribution Center Operations Support, Regional Distribution Center Director, Vice President of Eastern Distribution Operations, Senior Director of Inventory Management, and Vice President of Inventory Management. Mr. Gray has held the position of Senior Vice President of Inventory Management since 2023.

Philip M. Hopper, age 44, Senior Vice President of Real Estate and Expansion, has been an O'Reilly Team Member for 14 years. Mr. Hopper's primary areas of responsibility are Real Estate, Expansions, Acquisitions, and Property Management. Mr. Hopper's O'Reilly career began as Real Estate Counsel and progressed through the roles of Director of Property Management, Vice President of Real Estate Expansion and Property Management, and Vice President of Real Estate Development. Mr. Hopper has held the position of Senior Vice President of Real Estate and Expansion since 2022.

Justin Kale, age 50, Senior Vice President of Central Operations and Sales, has been an O'Reilly Team Member for 30 years. Mr. Kale's primary areas of responsibility are Store Operations and Sales for O'Reilly's central U.S. store operations. Mr. Kale's O'Reilly career began as a Delivery Driver and progressed through the roles of Parts Specialist, Assistant Store Manager, Store Manager, District Manager, Regional Director, and Central Division Vice President. Mr. Kale has held the position of Senior Vice President of Central Operations and Sales since 2024.

Jeffery T. Loafman, age 56, Senior Vice President of Distribution Operations, has been an O'Reilly Team Member since 2023. Mr. Loafman's primary areas of responsibility are Distribution Operations and Logistics. Mr. Loafman began his career of over 20 years with Walmart, Inc. ("Walmart") working in distribution and held various positions including Operations Manager, Distribution Center General Manager, Senior Director of Distribution, and Vice President of International Distribution Operations. Prior to joining O'Reilly, Mr. Loafman served as Divisional Vice President for the U.S. Supply Chain for Walmart. In 2023, Mr. Loafman joined O'Reilly as Senior Vice President of Distribution Operations and has held this position since that time.

Chris Mancini, age 48, Senior Vice President of Store Operations, has been an O'Reilly Team Member for 22 years. Mr. Mancini's primary areas of responsibility are Store Operations and Retail Systems, Professional Sales, and Jobber Sales. Mr. Mancini's O'Reilly career began as an Installer Service Specialist and progressed through the roles of Store Manager, District Manager, Regional Director,

16

Mid-Atlantic Division Vice President, Western Division Vice President, and Senior Vice President of Central Store Operations and Sales. Mr. Mancini has held the position of Senior Vice President of Store Operations and Sales since 2022.

Mark J. Merz, age 54, Senior Vice President of International, has been an O'Reilly Team Member for 18 years. Mr. Merz's primary area of responsibility is International Development. Mr. Merz's O'Reilly career began as a Senior Accountant and progressed through the roles of External Reporting and Investor Relations Manager, Director of External Reporting and Investor Relations, Vice President of Investor Relations, Financial Reporting, and Planning, and Senior Vice President of Finance. Prior to joining O'Reilly, Mr. Merz worked for nine years as a Controller for a privately held company. Mr. Merz has held the position of Senior Vice President of International since 2024.

Jose Montellano, age 43, Senior Vice President of Western Operations and Sales, has been an O'Reilly Team Member for 18 years. Mr. Montellano's primary areas of responsibility are Store Operations and Sales for O'Reilly's western U.S. store operations. Mr. Montellano's O'Reilly career began as a Store Manager and progressed through the roles of District Manager, Regional Director, and Southern California Division Vice President. Mr. Montellano has held the position of Senior Vice President of Western Operations and Sales since 2024.

Ramon Odems, age 49, Senior Vice President of Northeast Operations and Sales, has been an O'Reilly Team Member for 32 years. Mr. Odems's primary areas of responsibility are Store Operations and Sales for O'Reilly's northeast U.S. store operations. Mr. Odems's O'Reilly career began as a Stocker and progressed through the roles of Parts Specialist, Assistant Store Manager, Store Manager, District Manager, Regional Director, and Great Lakes Division Vice President. Mr. Odems has held the position of Senior Vice President of Northeast Operations and Sales since 2024.

Shari Reaves, age 55, Senior Vice President of Human Resources and Training, has been an O'Reilly Team Member for 32 years. Ms. Reaves's primary areas of responsibility are Human Resources and Training. Ms. Reaves's O'Reilly career began as an Employment Coordinator and progressed through the roles of Benefits Coordinator, Benefits Supervisor, Benefits Manager, Director of Benefits, Senior Director of Benefits and Payroll, and Vice President of Human Resources. Ms. Reaves has held the position of Senior Vice President of Human Resources and Training since 2024.

David Wilbanks, age 54, Senior Vice President of Merchandise, has been an O'Reilly Team Member for 13 years. Mr. Wilbanks's primary areas of responsibility are Merchandise and Pricing. Mr. Wilbanks has over 35 years of experience in the automotive aftermarket industry. Mr. Wilbanks's career began as a counter technician for an independent jobber and progressed to becoming an ASE Certified Master Technician for an automotive dealership, before accepting a position with AutoZone, Inc. ("AutoZone"). Mr. Wilbanks served AutoZone for twelve years as a financial analyst, Category Manager, and Director of Merchandise. In 2012, Mr. Wilbanks joined O'Reilly as Vice President of Merchandise and has held the position of Senior Vice President of Merchandise since 2016.

SERVICE MARKS AND TRADEMARKS

We have registered, acquired, and/or been assigned the following service marks and trademarks in the United States: BENNETT AUTO SUPPLY®; BESTEST®; BETTER PARTS. BETTER PRICES.®; BETTER PARTS, BETTER PRICES....EVERYDAY!®; BETTER PARTS. BETTER PRICES. BETTER SERVICE.®; BOND AUTO PARTS®; BRAKEBEST®; BRAKEBEST HD®; BRAKEBEST SELECT®; BRAKEBEST SELECT PRO®; CARTEK®; CARTEK PRO®; CERTIFIED AUTO REPAIR®; CHECKER AUTO PARTS®; CUSTOMIZE YOUR RIDE®; DEPENDABILITY YOU CAN COUNT ON®; DO IT RIGHT DEALS®; EARN POINTS EVERY WAY YOU SHOP®; FIRST CALL®; FLEET & HEAVY DUTY PROFESSIONAL PARTS PEOPLE®; FORMULATED FOR TODAY'S ENGINES®; FRIENDLIEST PARTS STORE IN TOWN®; FROM OUR STORE TO YOUR DOOR®; IMPORT DIRECT®; IMPORT DIRECT OE REPLACEMENT PARTS®; KRAGEN AUTO PARTS®; MASTER PRO®; MASTER PRO REFINISHING®; MASTERPRO SELECT®; MASTERPRO UNDERCAR®; MICROGARD®; MICROGARD HEPA®; MICROGARD SELECT®; MORE PARTS. YOUR WAY.®; MURRAY®; MURRAY CLIMATE CONTROL®; MURRAY TEMPERATURE CONTROL®; MURRAY'S MASCOT® (Design only); MURRAY PLUS®; MURRAY ULTRA®; MURRAY'S AUTO PARTS®; O LOW PRICE GUARANTEE! ®; O® (Shamrock inside of "O"); OMNISPARK®; O'REILLY®; O'REILLY AUTO COLOR PROFESSIONAL PAINT PEOPLE®; O'REILLY AUTO COLOR PROFESSIONAL PAINT PEOPLE® (Mascot design); O'REILLY AUTO PARTS®; O'REILLY AUTO PARTS PROFESSIONAL PARTS PEOPLE®; O'REILLY AUTOMOTIVE®; O'REILLY O'REWARDS®; O'REILLY PARTS PAYOFF® (design only); O'REILLY SELECT®; O'REILLY VERISCAN®; O'REWARDS®; ORIGINAL BRAND PROXONE EST. 2007®; PARTS CITY®; PARTS CITY AUTO COLOR PROFESSIONAL PAINT PEOPLE®; PARTS CITY AUTO PARTS®; PARTS FOR YOUR CAR WHEREVER YOU ARE®; PARTS PAYOFF®; POWER PERFORMANCE RELIABILITY®; POWER TORQUE®; PRECISION®; PRECISION HUB ASSEMBLIES®; PRO X ONE®; PROFESSIONAL PARTS PEOPLE®; PROFESIONALES EN AUTOPARTES®; PROTECTION YOU CAN TRUST®; QUIETECH®; REAL WORLD TRAINING®; ¡SIGUE ADELANTE CON O'REILLY!®; SCHUCK'S AUTO SUPPLY®;

SUPER START®; SYNTEC®; TOOLBOX®; ULTIMA®; ULTIMA SELECT®; ULTIMA SELECT MOTOR PRODUCTS®; VERISCAN®; WORK AT THE O®; and X® (design mark associated with PRECISION). Some of the service marks and trademarks listed above may also have a design associated therewith. Each of the service marks and trademarks are in duration for as long as we continue to use and seek renewal of such marks. The above list includes only the trademarks and service marks that are currently and validly registered with the United States Patent and Trademark Office. It does not include trademarks or service marks which may also be in use, but are not yet registered or trademarks or service marks used and/or registered in other countries. Except for the trademarks and service marks listed or referred to in this Item 1, we believe that our business is not dependent upon any patent, trademark, service mark, or copyright.

Solely for convenience, our service marks and trademarks may appear in this report without the ® or ™ symbol, which is not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights or the right to these service marks and trademarks.

AVAILABLE INFORMATION

Our Internet address is www.OReillyAuto.com. Interested readers can access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, through the Securities and Exchange Commission website at www.sec.gov and searching with our ticker symbol "ORLY." Such reports are generally available the day they are filed. Upon request, we will furnish interested readers a paper copy of such reports free of charge by contacting our Investor Relations team, at 233 South Patterson Avenue, Springfield, Missouri, 65802.

Investors and others should note that we use our website to communicate with our investors and the public about the Company, its products, and other matters, and from time to time we may announce material information through our website. Therefore, we encourage investors, the media, and others interested in the Company to monitor and review the information we make available on our website.

Item 1A. Risk Factors

Our future performance is subject to a variety of risks and uncertainties. Although the risks described below are the risks that we believe are material, there may also be risks of which we are currently unaware, or that we currently regard as immaterial based upon the information available to us that later may prove to be material. Interested parties should be aware that the occurrence of the events described in these risk factors, elsewhere in this Form 10-K, and in our other filings with the Securities and Exchange Commission could have a material adverse effect on our business, operating results, and financial condition. Actual results, therefore, may materially differ from anticipated results described in our forward-looking statements.

RISKS SPECIFIC TO OUR BUSINESS AND INDUSTRY

Deteriorating economic conditions may adversely impact demand for our products, reduce access to credit, and cause our customers and others, with which we do business, to suffer financial hardship, all of which could adversely impact our business, results of operations, financial condition, and cash flows.

Although demand for many of our products is primarily non-discretionary in nature and tend to be purchased by consumers out of necessity, our sales are impacted by constraints on the economic health of our customers. The economic health of our customers is affected by many factors, including, among others, general business conditions, interest rates, inflation, tariffs, consumer debt levels, the availability of consumer credit, currency exchange rates, taxation, fuel prices, unemployment levels, a prolonged public health crisis or pandemic, and other matters that influence consumer confidence and spending. Many of these factors are outside of our control. Our customers' purchases, including purchases of our products, could decline during periods when income is lower, when prices increase in response to rising costs, or in periods of actual or perceived unfavorable economic conditions or political uncertainty. If any of these events occur, or if unfavorable economic conditions challenge the consumer environment, our business, results of operations, financial condition, and cash flows could be adversely affected.

Overall demand for products sold in the automotive aftermarket is dependent upon many factors in the countries in which we operate, including the total number of vehicle miles driven, the total number of registered vehicles, the age and quality of these registered vehicles, and the level of unemployment. Changes in vehicle technology used by the original equipment manufacturers ("OEM") on future vehicles, including but not limited to electric, hybrid, and internal combustion engines, may result in less frequent repairs, parts lasting longer, or elimination of certain repairs. In addition, restrictions on access to telematics, diagnostic tools, and repair information imposed by the OEMs or by governmental regulations may force vehicle owners to rely on dealers to perform maintenance and repairs. Adverse changes in these factors could lead to a decreased level of demand for our products, which could negatively impact our business, results of operations, financial condition, and cash flows.

In addition, economic conditions, including decreased access to credit, may result in financial difficulties leading to restructurings, bankruptcies, liquidations, and other unfavorable events for our customers, suppliers, logistics, and other service providers and financial institutions that are counterparties to our credit facilities. Furthermore, the ability of these third parties to overcome these difficulties may worsen. If third parties, on whom we rely for merchandise, are unable to overcome difficulties resulting from the deterioration in economic conditions, the cause of which could include, among others, geopolitical uncertainty or a prolonged public health crisis or pandemic, and provide us with the merchandise we need, or if counterparties to our credit facilities do not perform their obligations, our business, results of operations, financial condition, and cash flows could be adversely affected.

The automotive aftermarket business is highly competitive, and we may have to risk our capital to remain competitive, all of which could adversely impact our business, results of operations, financial condition, and cash flows.

Both the DIY and professional service provider portions of our business are highly competitive, particularly in the more densely populated areas that we serve. Some of our competitors are larger than we are and have greater financial resources. In addition, some of our competitors are smaller than we are, but have a greater presence than we do in a particular market. Online and mobile platforms may allow customers to quickly compare prices and product assortment and availability between us and a range of competitors, which could result in pricing pressure. Some online competitors may have a lower cost structure than we do, as a result of our strategy of providing an exceptional in-store experience and superior parts availability supported by our extensive store network and robust, regional distribution footprint, which could also create pricing pressure. We may have to expend more resources and risk additional capital to remain competitive and our results of operations, financial condition, and cash flows could be adversely affected. For a list of our principal competitors, see the "Competition" section of Item 1 of this annual report on Form 10-K.

Our business is sensitive to global, national, and regional economic and weather conditions and natural disasters that could impact our costs and sales.

Our business is sensitive to impacts from global, national, and regional economic and weather conditions and natural disasters. Unusually inclement weather and natural disasters, such as significant rain, snow, sleet, freezing rain, flooding, wildfire, seismic activity, and hurricanes, have historically discouraged our customers from visiting our stores during the affected period and reduced our sales, particularly to DIY customers. Extreme weather conditions, such as extreme heat and extreme cold temperatures, may enhance demand for our products due to increased failure rates of our customers' automotive parts, while temperate weather conditions may have a lesser impact on failure rates of automotive parts. In addition, our stores and DCs, particularly those located in coastal regions, may be subject to increased unrecoverable losses resulting from regional weather conditions or disasters and our results of operations, financial condition, and cash flows could be adversely affected.

A change in the relationship with any of our key suppliers, the limited supply or unavailability of key products, supply chain disruptions, or changes in trade policies could affect our financial health.

Our business depends on developing and maintaining close relationships with our suppliers and on our suppliers' ability or willingness to sell quality products to us at favorable prices and terms. Many factors outside of our control may harm these relationships and the ability or willingness of these suppliers to sell us products on favorable terms. For example, financial or operational difficulties that our suppliers may face could increase the cost of the products we purchase from them or our ability to source products from them. In addition, the trend toward consolidation among automotive parts suppliers, as well as the off-shoring of manufacturing capacity to foreign countries, may disrupt or end our relationship with some suppliers and could lead to less competition and result in higher prices. We could also be negatively impacted when our suppliers or our supply chain experiences work stoppages and labor strikes; a prolonged public health crisis or pandemic; import, shipping, and transportation disruptions or increased costs, such as from inflation, tariffs, or currency fluctuations; or other interruptions to, or difficulties in, the manufacture or supply of the products we purchase. If we are unable to effectively respond to such disruptions to our supply chain, or manage them more effectively than our competitors, our business and competitive position may be negatively impacted. In addition, changes in country specific trade policies, sanctions, practices, tariffs or taxes, import limitations, and other factors relating to foreign trade and port agreements could affect our ability to source products and our suppliers' ability to source materials or provide products at current volumes and/or prices. These and other factors affecting our suppliers and our access to products could adversely affect our results of operations, financial condition, and cash flows.

Business interruptions in our distribution centers or other facilities may affect our store hours, stability of systems we rely on, and/or availability and distribution of merchandise, which may affect our business.

Business interruptions, including from a prolonged public health crisis or pandemic, weather-related events, terrorist activities, war, political or civil unrest, disruption of critical infrastructure systems, or other disasters, or the threat of them, may result in a disruption of operations or the closure of one or more of our DCs or other facilities, or may adversely affect our ability to deliver inventory to our stores on a nightly basis. This may affect our ability to timely provide products to our customers, resulting in lost sales or a potential loss of customer loyalty, among other things. Some of our merchandise is imported from other countries and these goods could become difficult or impossible to bring into the countries in which we operate, and we may not be able to obtain such merchandise from other sources at similar prices. Such a disruption in revenue could potentially have a negative impact on our results of operations, financial condition, and cash flows.

In addition, we rely extensively on various systems, some of which are provided by third-party service providers, to manage inventory, process transactions, and timely provide products to our stores and customers. These systems are subject to failure, damage, or interruption, including power outages, telecommunications failures, computer viruses, cyber-attacks, security breaches, or other catastrophic events. If these systems are damaged or fail to function properly, we may experience loss of critical data and interruptions or delays in our ability to manage inventories, deliver product, or process customer transactions. Such a disruption of these systems, and the response to remedy, could result in a negative impact on our business operations and increased costs, which could have an adverse effect on our results of operations, financial condition, and cash flows.

Failure to protect our brand and reputation could have a material adverse effect on our brand name, business, results of operations, financial condition, and cash flows.

We believe our Company has built an excellent reputation as a leading retailer in the automotive aftermarket industry. We believe our continued success depends, in part, on our ability to preserve, grow, and leverage the value of our brand. Our reputation is based, in part, on perceptions of subjective qualities; negative publicity involving the Company, our merchandise or our industry in general that erode customer trust or confidence could adversely affect our reputation and business. Failure to comply with ethical, social, product, labor, health and safety, accounting or environmental standards, or existing or future laws or regulations, as well as failure or perceived failure to achieve or make progress with environmental, social, and governance goals, could also jeopardize our reputation and potentially lead to various adverse actions from consumer or environmental groups, employees, or regulatory bodies, which could require us to incur substantial legal fees and costs. In addition, negative claims or publicity, including the availability of information and opinions on social media, as its impact is immediate, could adversely affect our reputation. The opportunity for the rapid dissemination of information, including inaccurate and inflammatory information and opinions, is virtually limitless and easily accessible. Damage to our reputation or loss of consumer confidence for any of these or other reasons could have an adverse effect on our business, results of operations, financial condition, or cash flows, as well as require additional resources to rebuild our reputation.

Risks associated with international operations could result in additional costs and inefficiencies.

In addition to many of the risks we face in our U.S. operations, international operations present a unique set of risks and challenges, including local laws and customs, various and potentially complex international tax regulations and compliance requirements, U.S. laws applicable to foreign operations, and political and socio-economic conditions. Our ability to operate effectively and grow in international markets could be impacted by these risks resulting in legal liabilities, additional costs, and the distraction of management's attention. Compliance with the Foreign Corrupt Practices Act and protection of intellectual property rights surrounding items such as tradenames and trademarks in foreign jurisdictions can pose significant challenges.

In addition, our operations in international markets are conducted primarily in the local currency of those countries. Given that our Consolidated Financial Statements are denominated in U.S. dollars, amounts of assets, liabilities, net sales, and other revenues and expenses denominated in local currencies must be translated into U.S. dollars using exchange rates for the current period. As a result, foreign currency exchange rates and fluctuations in those rates may adversely impact our financial performance.

RISKS RELATED TO OUR COMMON STOCK

Risks related to us and unanticipated fluctuations in our quarterly operating results could affect our stock price.

We believe that quarter-to-quarter comparisons of our financial results are not necessarily meaningful indicators of our future operating results and should not be relied on as an indication of future performance. If our quarterly operating results fail to meet the expectations of analysts, the trading price of our common stock could be negatively affected. We cannot be certain that our growth plans and business strategies will be successful or that they will successfully meet the expectations of these analysts. If we fail to adequately address any of these risks or difficulties, our stock price would likely suffer.

The market price of our common stock may be volatile and could expose us to securities class action litigation.

The stock market and the price of our common stock may be subject to wide fluctuations based upon general economic and market conditions and potentially being targeted through the selling and buying of our common stock by a group of individuals, whose interests and reasoning behind such actions may not align with an average market participant. The market price of our common stock may also be affected by our ability to meet analysts' expectations and failure to meet such expectations, even slightly, could have an adverse effect on the market price of our common stock.

In addition, stock market volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. Downturns in the stock market may cause the price of our common stock to decline. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against such companies. If similar litigation were initiated against us, it could result in substantial costs and a diversion of our management's attention and resources, which could have an adverse effect on our business.

RISKS RELATED TO OUR INDEBTEDNESS AND FINANCING

Our debt levels could adversely affect our cash flow and prevent us from fulfilling our obligations.

We have an unsecured revolving credit facility, unsecured commercial paper program, and unsecured senior notes, which could have important consequences for our financial health. For example, our level of indebtedness could, among other things,

- make it more difficult to satisfy our financial obligations, including those relating to the senior unsecured notes, commercial paper program, and our credit facility;

- increase our vulnerability to adverse economic and industry conditions;

- limit our flexibility in planning for, or reacting to, changes and opportunities in our industry, which may place us at a competitive disadvantage;

- require us to dedicate a substantial portion of our cash flows to service the principal and interest on our debt, reducing the funds available for other business purposes, such as working capital, capital expenditures, or other cash requirements;

- limit our ability to incur additional debt with acceptable terms, if at all; and

- expose us to fluctuations in interest rates, including changes that may result from the implementation of new benchmark rates to SOFR.

In addition, the terms of our financing obligations include restrictions, such as affirmative, negative and financial covenants, conditions on borrowing, and subsidiary guarantees. A failure to comply with these restrictions could result in a default under our financing obligations or could require us to obtain waivers from our lenders for failure to comply with these restrictions. The occurrence of a default that remains uncured or the inability to secure a necessary consent or waiver could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

A downgrade in our credit rating would impact our cost of capital and could impact the market value of our unsecured senior notes, as well as limit our access to attractive supplier financing programs.

Credit ratings are an important component of our cost of capital. These ratings are based upon, among other factors, our financial strength. Our current credit ratings provide us with the ability to borrow funds at favorable rates. A downgrade in our current credit rating from either rating agency could adversely affect our cost of capital by causing us to pay a higher interest rate on borrowed funds under our unsecured revolving credit facility and commercial paper program and a higher facility fee on commitments under our unsecured revolving credit facility and commercial paper program. A downgrade in our current credit rating could also adversely affect the market price and/or liquidity of our unsecured senior notes, preventing a holder from selling the unsecured senior notes at a favorable price, as well as adversely affect our ability to issue new notes in the future. In addition, a downgrade in our current credit rating could limit the financial institutions willing to commit funds to the supplier financing programs our suppliers participate in at attractive rates. Decreased participation in our supplier financing programs would lead to an increase in working capital needed to operate the business, adversely affecting our cash flows.

RISKS RELATED TO INFORMATION TECHNOLOGY AND DATA PRIVACY

Damage, failure, or interruptions of information technology systems could adversely affect our business operations and results.

We rely extensively on information technology systems, some of which are managed or provided by third-party service providers, to collect, analyze, process, store, manage, transmit, and protect business operations, processes, transactions, and data. Delays in the maintenance, updates, upgrading, or patching of these systems, applications, or processes could adversely impact their effectiveness or could expose us to risks. Our systems, and the third-party systems with which we interact, are subject to damage, failure, or interruption due to various reasons, including, but not limited to, power or other critical infrastructure outages; facility damage; physical theft; telecommunications failures; malware; security incidents; cyber-attacks, including the use of malicious codes, worms, phishing, spyware, denial of service attacks, and ransomware; natural disasters and catastrophic events; inadequate or ineffective redundancy measures; and misconduct or design or usage errors by Team Members, contractors, or third-party service providers. In addition, the increased adoption of artificial intelligence could heighten certain of these risks. Although we seek to effectively maintain and safeguard our systems, and we seek to ensure our third-party service providers effectively maintain and safeguard their systems, such measures are not guaranteed to be successful. As a result, we or our service providers could experience one or more errors, interruptions, delays, or cessations of service impacting the integrity or availability of our information technology infrastructure. A material incident could significantly disrupt our operations and business processes; result in the impairment or loss of critical data; be costly and resourceintensive to remedy; and/or harm our reputation and relationship with customers, Team Members, suppliers, and other stakeholders, all of which could have a material adverse impact on our results of operations, financial condition, and cash flows.

In addition, our information technology systems, infrastructure, and personnel require substantial investments, such as replacing systems, maintaining or enhancing systems, or designing or acquiring new systems or functionality, including artificial intelligence. These efforts can result in significant potential risks, including failure of the systems to operate as designed, potential loss or corruption of data, incurring more costs than expected, or implementation delays or errors, and may result in operational challenges, security control failures, reputational harm, and increased costs, all of which could have a material adverse impact on our results of operations, financial condition, and cash flows.

A breach of customer, supplier, Team Member, or Company information could damage our reputation or result in substantial additional costs or litigation.

Our business involves the receiving, storage, and transmitting of certain personally identifiable or confidential information about our customers, suppliers, Team Members, and the Company, some of which is entrusted to third-party service providers and suppliers. We and our third-party service providers and suppliers have taken significant and appropriate steps to protect this information, including maintaining compliance with payment card industry and National Clearing House standards and a security program that includes updating technology and security policies, employee training, and monitoring and routine testing of our systems. However, these security measures are costly and require constant, ongoing attention and may not prevent a security breach due to cyber-attacks, computer malware viruses, exploitation of hardware or software vulnerabilities, Team Member error, malfeasance, system compromises, fraud, hacking, trickery, or other intentional or unintentional acts, which could result in unauthorized parties gaining access to such information. The methods used to obtain unauthorized access are constantly evolving and may be difficult to anticipate or detect for long periods of time. There is no guarantee that the security measures that we and our third-party service providers and suppliers have implemented, or will introduce in the future, to protect against unauthorized access to secured data are adequate to safeguard against all data security breaches, or provide us with sufficient visibility to determine if data security breaches have occurred. A compromise of our security measures or those of a third-party we entrust could result in information related to our customers, suppliers, Team Members, or the Company being obtained or misused by unauthorized persons; damage to our reputation; adverse operational effects or interruptions; costs to the Company to address the breach, which could require extensive time and financial resources to resolve; or claims, litigation, or possible regulatory action against us, all of which could have a material adverse impact on our results of operations, financial condition, and cash flows.

In addition, the regulatory environment related to information security and data collection, retention, processing, use, notification, consent, and privacy is complex and constantly evolving. The effects of complying with stricter and more complex data collection, retention, processing, use, notification, consent, and privacy and information security laws, regulations, and standards can be far-reaching and may increase our responsibility and liability, which may increase our costs by needing to invest significant, additional time and resources and make changes to our existing practice and processes. Failure to comply with data collection, retention, processing, use, notification, consent, and privacy and information security laws, regulations, and standards by us or our third-party service providers or suppliers could subject us to fines, sanctions, lawsuits, regulatory enforcement actions, governmental investigations, or reputational damage, which could have a material adverse impact on our results of operations, financial condition, and cash flows.

GENERAL RISKS

We cannot assure future growth will be achieved.

We believe that our ability to open additional, profitable stores at a high growth rate will be a significant factor in achieving our growth objectives for the future. Our ability to accomplish our growth objectives is dependent, in part, on matters beyond our control, such as weather conditions, zoning, and other issues related to new store site development, the availability of qualified management personnel, and general business and economic conditions. We cannot be sure that our growth plans for 2026 and beyond will be achieved. Failure to achieve our growth objectives may negatively impact the trading price of our common stock. For a discussion of our growth strategies, see the "Growth Strategy" section of Item 1 of this annual report on Form 10-K.

In order to be successful, we will need to attract, retain, and motivate qualified employees.

Our success has been largely dependent on the efforts of certain key personnel. In order to be successful, we will need to attract, retain, and motivate executives and other key employees. Experienced management and technical personnel are in high demand and competition for their talents is intense. In addition, we compete with other retail businesses to fill many of our hourly positions, which historically have had high turnover rates, which can lead to increased training and retention costs, particularly in a competitive labor market. We must also continue to motivate employees and keep them focused on our strategies and goals. Our business, results of operations, and cash flows could be materially adversely affected by the unexpected loss of the services of one or more of our key employees. We cannot be certain that we will be able to continue to attract and retain qualified personnel, which could cause us to be less efficient, in particular in a significant inflationary wage pressured environment, and, as a result, may adversely impact our sales and profitability. For a discussion of our management, see the "Business" section of Item 1 of this annual report on Form 10-K.

Risks associated with future acquisitions may not lead to expected growth and could result in increased costs and inefficiencies.

We expect to continue to make acquisitions as an element of our growth strategy. Acquisitions involve certain risks that could cause our actual growth and profitability to differ from our expectations. Examples of such risks include the following:

- We may not be able to continue to identify suitable acquisition targets or to acquire additional companies at favorable prices or on other favorable terms.
- Our management's attention may be distracted.
- We may fail to retain key personnel from acquired businesses.
- We may assume unanticipated legal liabilities and other problems.
- We may not be able to successfully integrate the operations (accounting and billing functions, for example) of businesses we acquire to realize economic, operational, and other benefits.

We may fail, or be unable, to discover liabilities of businesses that we acquire for which we or the subsequent owner or operator may be liable.

Litigation, governmental proceedings, environmental, employment, and tax legislation and regulations may affect our business, financial condition, results of operations, and cash flows.

We are, and in the future may become, involved in lawsuits, including litigation relating to motor vehicle accidents incurred through the operation of our large vehicle fleet, regulatory inquiries, and governmental and other legal proceedings, arising out of the ordinary course of our business. The damages sought against us in some of these litigation proceedings may be material and may adversely affect our business, results of operations, financial condition, and cash flows.

Environmental legislation and regulations, such as the initiatives related to limiting greenhouse gas emissions and climate change as well as extended producer responsibility and the associated costs, could adversely impact all industries. While it is uncertain whether these initiatives will become law, new or more stringent climate change-related mandates, laws, or regulations, or stricter interpretations of existing mandates, laws, or regulations could potentially be forthcoming. These matters, if enacted, could adversely impact our costs, by, among other things, increasing fuel prices or requiring additional expenditures by us or our suppliers to comply, which could have a material adverse effect on our business, results of operations, financial condition, and cash flows.

Our business is subject to employment legislation and regulations, including requirements related to minimum wage. Our success depends, in part, on our ability to manage operating costs and identify opportunities to reduce costs. Our ability to meet labor needs, while controlling costs is subject to external factors, such as minimum wage legislation. A violation of, or change in, employment legislation and/or regulations could hinder our ability to control costs, which could have a material adverse effect on our business, results of operations, financial condition, and cash flows.

New laws, statutes, rules, regulations, or ordinances, including as a result of executive orders, could harm our business, results of operations, and financial condition. In addition, existing laws, statutes, rules, regulations, or ordinances, including those related to tax, could be interpreted, changed, modified, or applied adversely to us, which could adversely impact our costs directly or indirectly through our suppliers and have a material adverse effect on our business, results of operations, financial condition, and cash flows.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

We execute a comprehensive approach to cybersecurity risk management, helping ensure the data customers and other stakeholders entrust to us remains safe and secure. Our board of directors (the "Board"), Compliance Committee, and Information Security Program leaders are actively involved in the oversight of our cybersecurity risk management program. As described in more detail below, we have established standards, policies, practices, and processes focused on identifying, assessing, managing, mitigating, and responding to material risks from cybersecurity threats. To date, the Company is not aware of risks from cybersecurity threats, including as a result of any previous cybersecurity incidents that have materially affected, or are reasonably likely to materially affect, our business strategies, results of operations, financial condition, or cash flows. However, while we have devoted financial and personnel resources to implement and maintain security measures to meet regulatory requirements and customer expectations, and we intend to continue to make investments to maintain the security of our data and cybersecurity infrastructure, we cannot provide absolute assurance that any potential future cybersecurity threats or incidents will not materially affect us or our business strategies, results of operations, financial condition, or cash flows. For further discussion on cybersecurity related risks, see the "Risk Factors" section of Item 1A of this annual report on Form 10-K.

RISK MANAGEMENT AND STRATEGY

We execute a holistic approach to our standards, policies, practices, and processes for identifying, assessing, managing, mitigating, and responding to material risks from cybersecurity threats, all of which are integrated into our overall risk management program. Our cybersecurity program is guided by industry-wide recognized standards, including The National Institute of Standards and Technology (NIST) Cybersecurity Framework.

We have implemented best practices and established numerous programs and controls to reduce cybersecurity risk. Our Information Security Program includes physical, administrative, and technical safeguards. Some key components of the Information Security Program include:

- Security awareness training for Team Members.
- A dedicated security operations team to monitor, analyze, and respond to security threats.
- Security governance to manage and maintain security processes.
- Intrusion, detection, and prevention systems.
- A vulnerability management program to identify and remediate security liabilities.
- A configuration management program to harden systems based on industry standards.
- Industry-leading email security, endpoint detection, and response platforms.
- Threat intelligence from multiple resources to identify and anticipate emerging threats.
- Network and web application firewalls.
- Identity security to include multi-factor authentication.
- Network segmentation to isolate and safeguard critical systems and sensitive data.

On an ongoing basis we conduct cybersecurity risk assessments, including compiling, reviewing, and acting on information garnered from internal stakeholders, known security vulnerabilities, and data from external sources. The results of these assessments are used to drive alignment on, and prioritization of, initiatives to enhance our security controls, make recommendations to improve processes, and inform a broader enterprise-level risk assessment that is presented to our Board, Audit Committee, and members of management.

We routinely assess our systems and processes for modifications in advance of evolving state privacy regulations and other applicable industry standards and regularly update our privacy and information security policies to remain current with industry-leading practices. We are continually adapting to the ever-changing cyber risk landscape and have a dedicated team of information security professionals committed to maintaining the highest levels of systems and data security. The Company conducts and has engaged external information security firms to conduct assessments, including penetration tests, to continually improve security controls and ensure security controls. We continue to expand and grow our security team and their skillsets and make regular enhancements to our Information Security Program.

In addition, we engage with our third-party business partners to enforce our internal cybersecurity practices. We rely on all third-party business partners to maintain appropriate security programs; however, we cannot ensure in all circumstances that their efforts will be successful. We assess and monitor third-party posture through a detailed third-party risk management program. Contracts are updated to address risk and include privacy addendums, where applicable. We also require that our third parties report material cybersecurity incidents to us, allowing us the ability to assess the impact of any reported incident on our operations.

Additionally, we developed a business continuity and disaster recovery program to help minimize the impact from certain types of cybersecurity risks. The Company's incident response plans include emergency response, systems recovery, and other plans that would be enacted in the event of certain types of cybersecurity attacks. Our business continuity and disaster recovery plans are updated regularly and tested each year or as needed.

GOVERNANCE

Board Oversight

Our Board, in coordination with the Audit Committee, oversees our management of cybersecurity risk. The Board receives regular reports from management about the prevention, detection, assessment, mitigation, and remediation of cybersecurity risks and incidents, including analysis of material security risks or information security vulnerabilities. Our Audit Committee directly oversees our Information Security Program. The Audit Committee is composed of Board members with a broad range of expertise, including risk management, technology, and finance experience, which provides them with the necessary qualifications to effectively oversee cybersecurity risks. The Audit Committee receives on a quarterly basis, or as needed, comprehensive updates from management on cybersecurity risks, including risk assessments, cybersecurity maturity assessments, progress of risk reduction initiatives, enhancements to cybersecurity programs and initiatives, business continuity planning, PCI compliance, any relevant internal or industry cybersecurity incidents, and compliance with regulatory requirements and industry standards, as applicable.

Management's Role

A cross-functional Compliance Committee comprised of O'Reilly executive and senior leadership, including our Chief Information Officer ("CIO"), has responsibility for assessing and managing material cybersecurity risks and oversees our enterprise security, privacy, and risk priorities, including ensuring alignment on security decisions across the Company. The Compliance Committee meets quarterly, or as needed, to review security performance metrics, identify security risks, assess the status of approved security enhancements, and discuss future changes necessary to execute best practice, among other items. The Compliance Committee also considers and makes recommendations on security policies and procedures, security service requirements, and risk mitigation strategies to senior management. We have an established escalation process to help ensure senior management and the Board are timely informed of any potential cybersecurity issues or incidents. Our comprehensive monitoring, analysis, response, and communication protocols are designed to ensure the highest level of management is informed of cybersecurity risks and that the Board has comprehensive oversight and information necessary to provide guidance on critical cybersecurity issues.

Our Compliance Committee members have decades of business and leadership experience managing risk, including cybersecurity risks, that collectively enables them to effectively oversee comprehensive cybersecurity risks. Our CIO has served in various roles in information technology for more than 35 years, including serving as a chief information officer for a technology company, and has a degree in information management systems. Information Security Program leaders and Team Members who support our Information Security Program have relevant educational and technical certifications, such as Certified Information Security Manager (CISM) and Certified Information Systems Security Professional (CISSP), and applicable industry experience, including cybersecurity threat assessment and detection, mitigation technologies, cybersecurity training, incident response, cyber forensics, insider threats, and regulatory compliance. For further details about our CIO's background, see the "Information About Our Executive Officers" section of Item 1 of this annual report on Form 10-K.

Item 2. Properties

Stores, Distribution Centers, and Other Properties:

Of the 6,585 stores we operated at December 31, 2025, 2,791 stores were owned, 3,728 stores were leased from unaffiliated parties, and 66 stores were leased from entities that include one or more of our affiliated directors or members of their immediate family. Leases with unaffiliated parties generally provide for payment of a fixed base rent, payment of certain tax, insurance, and maintenance expenses and an original term of, at a minimum, 10 years, subject to one or more renewals at our option. We have entered into separate master lease agreements with each of the affiliated entities for the occupancy of the stores covered thereby. Such master lease agreements with two of the four affiliated entities have been modified to extend the term of the lease agreement for specific stores. The master lease agreements or modifications thereto expire on dates ranging from June 30, 2026, to March 31, 2031. We believe that the lease agreements with the affiliated entities are on terms comparable to those of third parties. See Note 16 "Related Parties" to the Consolidated Financial Statements for further information on master lease agreements.

The following table provides information regarding our DCs in operation as of December 31, 2025:

Principal Use	Nature of Occupancy	Number of Locations	Operating Square Footage [1] (in thousands)
Distribution center	Owned	24	10,858
Distribution center	Leased [2]	8	3,155
Total		**32**	**14,013**

[1] DC operating square footage includes floor and mezzanine operating square footage and excludes subleased square footage.

[2] Terms expiring on dates ranging from December 31, 2027, to August 31, 2042.

In addition, we operate 11 satellite warehouses in Mexico and Canada; these facilities do not provide regular stock order replenishment to stores and are immaterial in the aggregate. During 2025, we opened a new DC in Stafford, Virginia. Further enhancing our distribution capabilities, we plan to expand our Lakeland, Florida, DC in 2026 and open a new DC in the Fort Worth, Texas area, in 2028, adding additional store servicing capabilities to our distribution network.

We believe that our present facilities are in good condition, are sufficiently insured, and are adequate for the conduct of our current operations. Our DC network provides a growth capacity of approximately 400 to 550 domestic stores. We believe the growth capacity in our DCs will provide us with the DC infrastructure needed for near-term expansion, and we will continue to evaluate our existing distribution system infrastructure and will adjust our distribution system capacity as needed to support our future growth.

Our corporate office operations occur primarily in Springfield, Missouri, and as of December 31, 2025, the total square footage for our corporate office operations was 0.6 million square feet, substantially all of which was owned.

Item 3. Legal Proceedings

The Company is currently involved in litigation incidental to the ordinary conduct of the Company's business. Based on existing facts and historical patterns, the Company accrues for litigation losses in instances where an adverse outcome is probable and the Company is able to reasonably estimate the probable loss in accordance with Accounting Standard Codification 450-20. The Company also accrues for an estimate of legal costs to be incurred for litigation matters. Although the Company cannot ascertain the amount of liability that it may incur from legal matters, it does not currently believe that, in the aggregate, these matters, taking into account applicable insurance and accruals, will have a material adverse effect on its consolidated financial position, results of operations, or cash flows in a particular quarter or annual period.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Common Stock:

Shares of the Company's common stock are traded on The Nasdaq Global Select Market ("Nasdaq") under the symbol "ORLY." The Company's common stock began trading on April 22, 1993; no cash dividends have been declared since that time, and the Company does not anticipate paying any cash dividends in the foreseeable future.

On June 10, 2025, the Company completed a 15-for-1 forward stock split of our common stock. All share and per share information, including share-based compensation, in the current and comparable periods throughout this annual report on Form 10-K, has been retrospectively adjusted to reflect the stock split.

As of February 12, 2026, the Company had approximately 1,514,000 shareholders of common stock based on the number of holders of record and an estimate of individual participants represented by security position listings.

Sales of Unregistered Securities:

There were no sales of unregistered securities during the year ended December 31, 2025.

Issuer Purchases of Equity Securities:

The following table identifies all repurchases during the fourth quarter ended December 31, 2025, of any of the Company's securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, by or on behalf of the Company or any affiliated purchaser (in thousands, except per share price data):

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Programs [1]
October 1, 2025, to October 31, 2025	2,374	$ 98.68	2,374	$ 664,846
November 1, 2025, to November 30, 2025	1,288	96.21	1,288	2,540,848
December 1, 2025, to December 31, 2025	1,511	93.99	1,511	$ 2,398,851
Total as of December 31, 2025	**5,173**	**$ 96.69**	**5,173**	

[1]   The authorizations under the share repurchase program that currently have capacity are scheduled to expire on November 22, 2027, and November 18, 2028. No other share repurchase programs existed during the twelve months ended December 31, 2025. See Note 11 "Share Repurchase Program" to the Consolidated Financial Statements for further information on our share repurchases.

Stock Performance Graph:

The graph below shows the cumulative total shareholder return assuming the investment of $100, on December 31, 2020, and the reinvestment of dividends thereafter, if any, in the Company's common stock versus the Standard and Poor's S&P 500 Retail Index ("S&P 500 Retail Index") and the Standard and Poor's S&P 500 Index ("S&P 500").



Company/Index		December 31,					
		2020	2021	2022	2023	2024	2025
O'Reilly Automotive, Inc.	$	100	$ 156	$ 187	$ 210	$ 262	$ 302
S&P 500 Retail Index		100	119	77	109	144	150
S&P 500	$	100	$ 127	$ 102	$ 127	$ 157	$ 182

Item 6. [Reserved]

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

In Management's Discussion and Analysis, we provide a historical and prospective narrative of our general financial condition, results of operations, liquidity, and certain other factors that may affect our future results, including:

- An overview of the key drivers and other influences on the automotive aftermarket industry.
- Our results of operations for the years ended December 31, 2025 and 2024.
- Our liquidity and capital resources.
- Our critical accounting estimates.
- Recent accounting pronouncements that may affect our Company.

The review of Management's Discussion and Analysis should be made in conjunction with our consolidated financial statements, related notes and other financial information, forward-looking statements, and other risk factors included elsewhere in this annual report on Form 10-K.

OVERVIEW

We are a specialty retailer of automotive aftermarket parts, tools, supplies, equipment, and accessories in the United States, Puerto Rico, Mexico, and Canada. We are one of the largest North American automotive aftermarket specialty retailers, selling our products to both DIY customers and professional service providers – our "dual market strategy." Our goal is to achieve growth in sales and profitability by capitalizing on our competitive advantages, such as our dual market strategy, superior customer service provided by well-trained and technically proficient Team Members, and strategic distribution and hub store network that provides same day and over-night inventory access for our stores to offer a broad selection of product offerings. The successful execution of our growth strategy includes aggressively opening new stores, growing sales in existing stores, continually enhancing merchandising and store layouts, and implementing our Omnichannel initiatives. As of December 31, 2025, we operated 6,447 stores in 48 U.S. states and Puerto Rico, 112 stores in Mexico, and 26 stores in Canada.

The extensive product line offered in our stores consists of new and remanufactured automotive hard parts, maintenance items, accessories, a complete line of auto body paint and related materials, automotive tools, and professional service provider service equipment. Our extensive product line includes an assortment of products that are differentiated by quality and price for most of the product lines we offer. For many of our product offerings, this quality differentiation reflects "good," "better," and "best" alternatives. Our sales and total gross profit dollars are, generally, highest for the "best" quality category of products. Consumers' willingness to select products at a higher point on the value spectrum is a driver of enhanced sales and profitability in our industry. We have ongoing initiatives focused on marketing and training to educate customers on the advantages of ongoing vehicle maintenance, as well as "purchasing up" on the value spectrum.

Our stores also offer enhanced services and programs to our customers, including used oil, oil filter, and battery recycling; battery, wiper, and bulb replacement; battery diagnostic testing; electrical and module testing; check engine light code extraction through our trusted VeriScan technology, which provides diagnostic information with possible repair fixes; referrals to trusted local repair shops; loaner tool program; drum and rotor resurfacing; custom hydraulic hoses; professional paint shop mixing and related materials; and machine shops.

Our business is influenced by a number of general macroeconomic factors that impact both our industry and consumers, including, but not limited to, inflation, including rising consumer staples; fuel and energy costs; unemployment trends; interest rates; and other economic factors. Future changes, such as continued broad-based inflation and rapid fuel cost increases that exceed wage growth, may negatively impact our consumers' level of disposable income, and we cannot predict the degree these changes, or other future changes, may have on our business or industry.

While inflationary cost pressures can impact our business, including inflation resulting from changes in tariff rates, historically we have been successful in reducing the effects of merchandise cost increases, principally by taking advantage of supplier incentive programs, economies of scale resulting from increased volume of purchases, and selective forward buying. To the extent our acquisition costs increase due to base commodity price increases or other input cost increases affecting the entire industry, we have typically been able to pass along these cost increases through higher selling prices for the affected products. As a result, we do not believe inflation has had a material adverse effect on our operating results.

We believe the key drivers of demand over the long-term for the products sold within the automotive aftermarket include the number of miles driven, number of registered vehicles, annual rate of light vehicle sales, and average vehicle age:

Number of Miles Driven:

The number of total miles driven influences the demand for repair and maintenance products sold within the automotive aftermarket. In the U.S., vehicles are driven approximately three trillion miles per year, resulting in ongoing wear and tear and a corresponding continued demand for the repair and maintenance products necessary to keep these vehicles in operation. According to the U.S. Department of Transportation, the number of total miles driven in the U.S. increased 2.1%, 1.0%, and 0.9% in 2023, 2024, and 2025, respectively. Total miles driven can be impacted by macroeconomic factors, including rapid increases in fuel cost, but we are unable to predict the degree of impact these factors may have on miles driven in the future.

Size and Age of the Vehicle Fleet:

The total number of vehicles on the road and the average age of the vehicle population heavily influence the demand for products sold within the automotive aftermarket industry. As reported by the Auto Care Association, the total number of U.S. registered vehicles increased 13.4% from 2014 to 2024, bringing the number of light vehicles on the road to 286 million by the end of 2024. For the year ended December 31, 2025, the seasonally adjusted annual rate of light vehicle sales in the U.S. ("SAAR") was approximately 16.0 million vehicles, contributing to the continued growth in the total number of registered vehicles on the road. From 2014 to 2024, U.S. vehicle scrappage rates have remained relatively stable, ranging from 4.1% to 5.6% annually. As a result, over the past decade, the average age of the U.S. vehicle population has increased 10.5%, from 11.4 years in 2014 to 12.6 years in 2024. While the annual changes to the vehicle population resulting from new vehicle sales and the fluctuation in vehicle scrappage rates in any given year represent a small percentage of the total light vehicle population and have a muted impact on the total number and average age of vehicles on the road over the short term, we believe our business benefits from rising average new and used vehicle prices, as consumers are generally more willing to continue to invest in their current vehicle.

We believe the increase in average vehicle age over the long term can be attributed to better engineered and manufactured vehicles, which can be reliably driven at higher mileages due to better quality power trains, interiors, and exteriors, coupled with consumers' willingness to invest in maintaining these higher-mileage, better built vehicles. As the average age of vehicles on the road increases, a larger percentage of miles are being driven by vehicles that are outside of a manufacturer warranty. These out-of-warranty, older vehicles generate strong demand for automotive aftermarket products as they go through more routine maintenance cycles, have more frequent mechanical failures, and generally require more maintenance than newer vehicles. We believe consumers will continue to invest in these reliable, higher-quality, higher-mileage vehicles, and these investments, along with an increasing total light vehicle fleet, will support continued demand for automotive aftermarket products.

We remain confident in our ability to gain market share in our existing markets and grow our business in new markets by focusing on our dual market strategy and the core O'Reilly values of hard work and excellent customer service.

RESULTS OF OPERATIONS

The table below compares the Company's selected financial data over a ten-year period:

Year ended December 31, (In thousands, except per share, Team Members, stores and ratio data)	2025	2024	2023	2022	2021	2020	2019	2018	2017	2016
SELECT INCOME STATEMENT RELATED DATA:										
Percentage increase in comparable store sales (a)(b)	4.7 %	2.9 %	7.9 %	6.4 %	13.3 %	10.9 %	4.0 %	3.8 %	1.4 %	4.8 %
Sales ($)	17,781,992	16,708,479	15,812,250	14,409,860	13,327,563	11,604,493	10,149,985	9,536,428	8,977,726	8,593,096
Gross profit	9,174,141	8,554,489	8,104,803	7,381,706	7,019,949	6,085,692	5,394,691	5,039,966	4,720,683	4,509,011
Operating income	3,460,612	3,251,157	3,186,376	2,954,491	2,917,168	2,419,336	1,920,726	1,815,184	1,725,400	1,699,206
Net income ($) (c)(d)	2,538,209	2,386,680	2,346,581	2,172,650	2,164,685	1,752,302	1,391,042	1,324,487	1,133,804	1,037,691
Earnings per share – basic ($)	2.98	2.73	2.59	2.25	2.09	1.58	1.20	1.08	0.85	0.72
Earnings per share – assuming dilution ($) (c)(d)	2.97	2.71	2.56	2.23	2.07	1.57	1.19	1.07	0.84	0.72
SELECT BALANCE SHEET AND CASH FLOW RELATED DATA:										
Total assets ($)	16,538,253	14,893,741	13,872,995	12,627,979	11,718,707	11,596,642	10,717,160	7,980,789	7,571,885	7,204,189
Total debt ($)	6,016,904	5,520,932	5,570,125	4,371,653	3,826,978	4,123,217	3,890,527	3,417,122	2,978,390	1,887,019
Shareholders' (deficit) equity ($) (c)	(763,352)	(1,370,961)	(1,739,278)	(1,060,752)	(66,423)	140,258	397,340	353,667	653,046	1,627,136
Inventory turnover (e)	1.6	1.7	1.7	1.7	1.7	1.5	1.4	1.4	1.4	1.5
Accounts payable to inventory (f)	123.9 %	128.0 %	130.8 %	134.9 %	127.4 %	114.5 %	104.4 %	105.7 %	106.0 %	105.7 %
Cash provided by operating activities ($) (g)	2,761,993	3,049,576	3,034,084	3,148,250	3,207,310	2,836,603	1,708,479	1,727,555	1,403,687	1,510,713
Capital expenditures ($)	1,168,815	1,023,387	1,006,264	563,342	442,853	465,579	628,057	504,268	465,940	476,344
Free cash flow ($) (g)(h)	1,563,250	1,987,808	1,987,720	2,371,123	2,548,922	2,189,995	1,020,649	1,188,584	889,059	978,375
SELECT OPERATING DATA:										
Team Members	93,072	93,176	90,189	87,377	82,852	77,654	82,484	78,882	75,552	74,580
Total store count (i)(j)(k)	6,585	6,378	6,157	5,971	5,784	5,616	5,460	5,219	5,019	4,829
Domestic store count (i)	6,447	6,265	6,095	5,929	5,759	5,594	5,439	5,219	5,019	4,829
Mexico store count (j)	112	87	62	42	25	22	21	—	—	—
Canada store count (k)	26	26	—	—	—	—	—	—	—	—
Store square footage (a)(l)	51,515	48,809	46,681	44,604	43,185	41,668	40,227	38,455	36,685	35,123
Sales per weighted-average store ($) (a)(m)	2,728	2,642	2,578	2,415	2,298	2,057	1,881	1,842	1,807	1,826
Sales per weighted-average square foot ($) (a)(l)(n)	346	342	340	322	307	277	255	251	248	251

(a) Represents O'Reilly's U.S. and Puerto Rico operations only.

(b) Comparable store sales are calculated based on the change in sales for U.S. stores open at least one year and exclude sales of specialty machinery, sales to independent parts stores, sales to Team Members, and sales from Leap Day during the years ended December 31, 2024, 2020, and 2016. Online sales for ship-to-home orders and pick-up-in-store orders for U.S. stores open at least one year are included in the comparable store sales calculation.

(c) During the year ended December 31, 2017, the Company adopted a new accounting standard that requires excess tax benefits related to share-based compensation payments to be recorded through the income statement. In compliance with the standard, the Company did not restate prior period amounts to conform to current period presentation. The Company recorded a cumulative effect adjustment to opening retained earnings, due to the adoption of the new accounting standard. See Note 1 "Summary of Significant Accounting Policies" to the Consolidated Financial Statements of the annual report on Form 10-K for the year ended December 31, 2017, for more information.

(d) Following the enactment of the U.S. Tax Cuts and Jobs Act in December of 2017, the Company revalued its deferred income tax liabilities, which resulted in a one-time benefit to the Company's Consolidated Statement of Income for the years ended December 31, 2018 and 2017. See Note 17 "Income Taxes" to the Consolidated Financial Statements of the annual report on Form 10-K for the year ended December 31, 2018, for more information.

(e) Inventory turnover is calculated as cost of goods sold for the last 12 months divided by average inventory. Average inventory is calculated as the average of inventory for the trailing four quarters used in determining the denominator.

(f) Accounts payable to inventory is calculated as accounts payable divided by inventory.

(g) Certain prior period amounts have been reclassified to conform to current period presentation, due to the Company's adoption of a new accounting standard during the first quarter ended March 31, 2017. See Note 1 "Summary of Significant Accounting Policies" to the Consolidated Financial Statements of the annual report on Form 10-K for the year ended December 31, 2017, for more information.

(h) Free cash flow is calculated as net cash provided by operating activities less capital expenditures, excess tax benefit from share-based compensation payments, and (return of)/investment in tax credit equity investments for the period.

(i) In 2016 and 2018, the Company acquired materially all assets of Bond Auto Parts ("Bond") and Bennett Auto Supply, Inc. ("Bennett"), respectively. After the close of business on December 31, 2018, the Company acquired substantially all of the non-real estate assets of Bennett, including 33 stores that were not included in the 2018 store count and were not operated by the Company in 2018, but beginning January 1, 2019, the operations of the acquired Bennett locations were included in the Company's store count, and during the year ended December 31, 2019, the Company merged 13 of these acquired Bennett stores into existing O'Reilly locations and rebranded the remaining 20 Bennett stores as O'Reilly stores. Financial results for these acquired companies have been included in the Company's consolidated financial statements from the dates of the acquisitions forward.

(j) In 2019, the Company acquired Mayoreo de Autopartes y Aceites, S.A. de C.V. ("Mayasa"), which added 21 stores to the O'Reilly store count. Financial results for this acquired company have been included in the Company's consolidated financial statements beginning from the date of the acquisition.

(k) In January of 2024, the Company acquired Groupe Del Vasto ("Vast Auto"), which added 23 stores to the O'Reilly store count. Financial results for this acquired company have been included in the Company's consolidated financial statements beginning from the date of the acquisition.

(l) Square footage includes normal selling, office, stockroom, and receiving space.

(m) Sales per weighted-average store are weighted to consider the approximate dates of store openings, acquisitions, or closures.

(n) Sales per weighted-average square foot are weighted to consider the approximate dates of domestic store openings, acquisitions, expansions, or closures.

The following table includes income statement data as a percentage of sales, which is each calculated independently and may not compute to presented totals due to rounding differences, for the years ended December 31, 2025 and 2024:

	For the Year Ended December 31,	
	2025	2024
Sales	100.0 %	100.0 %
Cost of goods sold, including warehouse and distribution expenses	48.4	48.8
Gross profit	51.6	51.2
Selling, general and administrative expenses	32.1	31.7
Operating income	19.5	19.5
Interest expense	(1.3)	(1.3)
Interest income	—	—
Income before income taxes	18.2	18.2
Provision for income taxes	3.9	3.9
Net income	14.3 %	14.3 %

2025 Compared to 2024

Sales:

Sales for the year ended December 31, 2025, increased $1.07 billion, or 6%, to $17.78 billion from $16.71 billion for the same period in 2024. Comparable store sales increased 4.7% and 2.9% for the year ended December 31, 2025 and 2024, respectively. Comparable store sales are calculated based on changes in sales for U.S. stores open at least one year and exclude sales of specialty machinery, sales to independent parts stores, and sales to Team Members, as well as sales from Leap Day in the year ended December 31, 2024. Online sales, resulting from ship-to-home orders and pickup in-store orders for U.S. stores open at least one year are included in the comparable store sales calculation. We opened 207 and 198 net, new stores during the year ended December 31, 2025 and 2024, respectively. Additionally, we began operating 23 stores in Canada from the Groupe Del Vasto ("Vast Auto") acquisition during the year ended December 31, 2024. We anticipate new store growth will be 225 to 235 net, new store openings in 2026.

The increase in sales for the year ended December 31, 2025, was primarily the result of the 4.7% increase in domestic comparable store sales, a $354 million increase in sales from new stores opened in 2024 and 2025 that are not considered comparable stores, partially offset by the effect of sales from one additional day in the prior year due to Leap Day. Our comparable store sales increase for the year ended December 31, 2025, was driven by an increase in average ticket value for both professional service provider and DIY customers and an increase in transaction counts for professional service provider customers, partially offset by a decrease in transaction counts for DIY customers. Average ticket values benefited from increases in average selling prices on a same-SKU basis, as compared to the same period in 2024, driven by increases in acquisition costs of inventory, principally resulting from increased tariffs, which were passed on in selling prices. Average ticket values also continue to be positively impacted by the increasing complexity and cost of replacement parts necessary to maintain the current population of better-engineered and more technically advanced vehicles. These better-engineered, more technically advanced vehicles require less frequent repairs, as the component parts are more durable and last for longer periods of time. The resulting decrease in repair frequency creates pressure on customer transaction counts; however, when repairs are needed, the cost of replacement parts is, on average, greater, which is a benefit to average ticket values. The decrease in DIY customer transaction counts was driven by pressured consumer spending on discretionary categories and broader industry pressure on certain hard part categories.

See Note 13 "Revenue" to the Consolidated Financial Statements for further information concerning the Company's sales.

Gross Profit:

Gross profit for the year ended December 31, 2025, increased 7% to $9.17 billion (or 51.6% of sales) from $8.55 billion (or 51.2% of sales) for the same period in 2024. The increase in gross profit dollars for the year ended December 31, 2025, was primarily the result of increase in comparable store sales at existing stores and sales from new stores, partially offset by prior year gross profit dollars generated from one additional day due to Leap Day. The increase in gross profit as a percentage of sales for the year ended December 31, 2025, was due to improved acquisition costs and distribution operating efficiencies, partially offset by a greater percentage of our total sales mix being generated from professional service provider customers, which carry a lower gross margin percentage than DIY sales.

Selling, General and Administrative Expenses:

Selling, general and administrative expenses ("SG&A") for the year ended December 31, 2025, increased 8% to $5.71 billion (or 32.1% of sales) from $5.30 billion (or 31.7% of sales) for the same period in 2024. The increase in total SG&A dollars for the year ended December 31, 2025, was the result of additional Team Members and vehicles to support our increased sales and store count, partially offset by prior year incremental SG&A expenses incurred from one additional day due to Leap Day. The increase in SG&A as a percentage of sales for the year ended December 31, 2025, was principally due to broad inflationary pressure in costs, primarily relating to medical and casualty insurance programs, and enhancements to store-level compensation and benefits.

Operating Income:

As a result of the impacts discussed above, operating income for the year ended December 31, 2025, increased 6% to $3.46 billion (or 19.5% of sales) from $3.25 billion (or 19.5% of sales) for the same period in 2024.

Other Income and Expense:

Total other expense for the year ended December 31, 2025, increased 7% to $220 million (or 1.2% of sales), from $206 million (or 1.2% of sales) for the same period in 2024. The increase in total other expense for the year ended December 31, 2025, was the result of increased interest expense on higher average outstanding borrowings. See Note 9 "Financing" to the Consolidated Financial Statements for further information concerning the Company's borrowings.

Income Taxes:

Our provision for income taxes for the year ended December 31, 2025, increased 7% to $702 million (21.7% effective tax rate) from $658 million (21.6% effective tax rate) for the same period in 2024. The increase in our provision for income taxes for the year ended December 31, 2025, was primarily the result of higher taxable income and lower excess tax benefits from share-based compensation. The increase in our effective tax rate for the year ended December 31, 2025, was primarily the result of lower excess tax benefits from share-based compensation partially offset by higher transferable federal renewable energy tax credits. See Note 17 "Income Taxes" to the Consolidated Financial Statements for further information concerning the Company's income taxes.

Net Income:

As a result of the impacts discussed above, net income for the year ended December 31, 2025, increased to $2.54 billion (or 14.3% of sales), from $2.39 billion (or 14.3% of sales) for the same period in 2024.

Earnings Per Share:

Our diluted earnings per common share for the year ended December 31, 2025, increased 10% to $2.97 on 856 million shares from $2.71 on 881 million shares for the same period in 2024.

2024 Compared to 2023

A discussion of the changes in our results of operations for the year ended December 31, 2024, as compared to the year ended December 31, 2023, has been omitted from this Form 10-K but may be found in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the annual report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission (the "SEC") on February 28, 2025, which is available free of charge on the SEC's website at www.sec.gov by searching with our ticker symbol "ORLY" or at our internet address, www.OReillyAuto.com, by clicking "Investor Relations" located at the bottom of the page.

LIQUIDITY AND CAPITAL RESOURCES

Our long-term business strategy requires capital to maintain and enhance our existing stores, invest to open new stores, fund strategic acquisitions, expand distribution infrastructure, develop enhanced information technology systems and tools, and may include the opportunistic repurchase of shares of our common stock through our Board-approved share repurchase program. Our material cash requirements necessary to maintain the current operations of our long-term business strategy include, but are not limited to, inventory purchases; human capital obligations, including payroll and benefits; contractual obligations, including debt and interest obligations; capital expenditures; payment of income taxes; and other operational priorities. We expect to fund our short- and long-term cash and capital requirements with our primary sources of liquidity, which include funds generated from the normal course of our business operations, borrowings under our unsecured revolving credit facility and our commercial paper program, and senior note offerings. However, there can be no assurance that we will continue to generate cash flows or maintain liquidity at or above recent levels, as we are unable to predict decreased demand for our products or changes in customer buying patterns. Additionally, these factors could also impact our ability to meet the debt covenants of our credit agreement and, therefore, negatively impact the funds available under our unsecured revolving credit facility.

Our material contractual cash obligations as of December 31, 2025, included commitments for short and long-term debt arrangements and interest payments related to long-term debt, future minimum payments under non-cancelable lease arrangements, self-insurance reserves, projected obligations related to future payments under the Company's nonqualified deferred compensation plan, purchase obligations for construction contract commitments, uncertain tax positions and associated estimated interest and penalties, payments for certain deferred income taxes, the obligation to purchase renewable energy tax credits, and payments for the purchase of inventory.

We expect to fund these various commitments and obligations primarily with operating cash flows expected to be generated in the normal course of business or through borrowings under our unsecured revolving credit facility and commercial paper program. See Note 6 "Leases," Note 14 "Share-Based Compensation and Benefit Plans," Note 15 "Commitments," and Note 17 "Income Taxes" to the Consolidated Financial Statements for further information on our leasing arrangements, share-based compensation payments, commitments, and uncertain tax positions, respectively, which are not reflected in the table below.

The following table identifies the estimated payments for each of the next five years, and in the aggregate thereafter, of the Company's debt instruments and related interest payments and self-insurance reserves as of December 31, 2025 (in thousands):

	December 31, 2025	
	Long-Term Debt Principal and Interest Payments [1]	Self-Insurance Reserves [2]
2026	$ 2,157,231	$ 297,304
2027	915,231	68,365
2028	627,363	44,655
2029	606,731	24,641
2030	586,481	12,079
Thereafter	2,014,863	15,733
Contractual cash obligations	**$ 6,907,900**	**$ 462,777**

[1] See Note 9 "Financing" to the Consolidated Financial Statements for further information on our debt instruments and related interest payments.

[2] See Note 15 "Commitments" and Note 1 "Summary of Significant Accounting Policies" to the Consolidated Financial Statements for further information on our self-insurance reserves.

Due to the absence of scheduled maturities, the nature of the account or the commitment's cancellation terms, the timing of payments for certain deferred income taxes, uncertain tax positions, and commitments related to future payments under the Company's nonqualified compensation plan cannot be determined and are therefore excluded from the above table, except for amounts estimated to be payable in 2026, which are included in "Current liabilities" on our Consolidated Balance Sheets.

Off-balance sheet arrangements are transactions, agreements, or other contractual arrangements with an unconsolidated entity, for which we have an obligation to the entity that is not recorded in our consolidated financial statements. See Note 1 "Summary of Significant Accounting Policies" for more information on our variable interest entities. We issue stand-by letters of credit, for more information see Note 9 "Financing" to the Consolidated Financial Statements for further information on our stand-by letters of credit.

Other than the commitments discussed in Note 15 "Commitments" to the Consolidated Financial Statements, we do not have any off-balance sheet financing that has, or is reasonably likely to have, a material, current, or future effect on our financial condition, cash flows, results of operations, liquidity, capital expenditures, or capital resources.

The following table identifies cash provided by/(used in) our operating, investing and financing activities for the years ended December 31, 2025, 2024, and 2023 (in thousands):

	For the Year Ended December 31,		
Liquidity:	**2025**	2024	2023
Total cash provided by/(used in):			
Operating activities	$ 2,761,993	$ 3,049,576	$ 3,034,084
Investing activities	(1,152,356)	(1,166,805)	(995,936)
Financing activities	(1,548,795)	(2,029,717)	(1,868,738)
Effect of exchange rate changes on cash	2,706	(1,941)	1,139
Net increase (decrease) in cash and cash equivalents	$ 63,548	$ (148,887)	$ 170,549
Capital expenditures	$ 1,168,815	$ 1,023,387	$ 1,006,264
Free cash flow [(1)]	$ 1,563,250	$ 1,987,808	1,987,720

[(1)] Calculated as net cash provided by operating activities, less capital expenditures, excess tax benefit from share-based compensation payments, and investment in tax credit equity investments for the period. See page 37 for the reconciliation of the calculation of free cash flow.

Cash and cash equivalents balances held outside of the U.S. were $19.1 million and $17.2 million as of December 31, 2025 and 2024, respectively, which was generally utilized to support the liquidity needs of foreign operations in Mexico and Canada.

2025 Compared to 2024

Operating Activities:

The decrease in net cash provided by operating activities in 2025 compared to 2024 was primarily due to the timing of payment for transferrable federal renewable energy tax credits, partially offset by an increase in operating income.

Investing Activities:

The decrease in net cash used in investing activities in 2025 compared to 2024 was primarily the result of the acquisition of Vast Auto in 2024, partially offset by an increase in capital expenditures. The increase in capital expenditures was primarily due to distribution enhancement and expansion projects and an increase in investments in new store growth.

We opened 207 and 198 net, new stores in 2025 and 2024, respectively. We plan to open 225 to 235 net, new stores in 2026. The costs associated with the expected openings of owned store locations in 2026, including the cost of land acquisition, building construction, fixtures, vehicles, net inventory investment, and computer equipment, are estimated to average approximately $3.2 million to $3.5 million per store. However, such costs may be significantly lower where we lease, rather than purchase, the store site and higher where we build a Hub, as they are larger in size.

Financing Activities:

The decrease in net cash used in financing activities in 2025 compared to 2024 was primarily attributable to net borrowings on the Company's commercial paper program in 2025 versus net paydown on commercial paper in 2024, partially offset by the issuance of senior notes in 2024.

2024 Compared to 2023

A discussion of the changes in our operating activities, liquidity activities, and financing activities for the year ended December 31, 2024, as compared to the year ended December 31, 2023, has been omitted from this Form 10-K but may be found in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the annual report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission (the "SEC") on February 28, 2025, which is available free of charge on the SEC's website at www.sec.gov by searching with our ticker symbol "ORLY" or at our internet address, www.OReillyAuto.com, by clicking "Investor Relations" located at the bottom of the page.

Debt Instruments:

See Note 9 "Financing" to the Consolidated Financial Statements for information concerning the Company's credit agreement, unsecured revolving credit facility, outstanding letters of credit, commercial paper program, and unsecured senior notes.

Debt Covenants:

The indentures governing our senior notes contain covenants that limit our ability and the ability of certain of our subsidiaries to, among other things, create certain liens on assets to secure certain debt and enter into certain sale and leaseback transactions, and limit our ability to merge or consolidate with another company or transfer all or substantially all of our property, in each case as set forth in the indentures. These covenants are, however, subject to a number of important limitations and exceptions. As of December 31, 2025, we were in compliance with the covenants applicable to our senior notes.

As discussed in Note 9 "Financing" to the Consolidated Financial Statements, the Company is party to a credit agreement dated June 15, 2021, as amended and restated by the First Amended and Restated Credit Agreement as of March 31, 2025 (the "Credit Agreement"). The Credit Agreement contains certain covenants, including limitations on indebtedness, a minimum consolidated fixed charge coverage ratio of 2.50:1.00 and a maximum consolidated leverage ratio of 3.50:1.00. The consolidated fixed charge coverage ratio includes a calculation of earnings before interest, taxes, depreciation, amortization, rent, and non-cash share-based compensation expense to fixed charges. Fixed charges include interest expense, capitalized interest, and rent expense. The consolidated leverage ratio includes a calculation of adjusted debt to earnings before interest, taxes, depreciation, amortization, rent, and non-cash share-based compensation expense. Adjusted debt includes outstanding debt, outstanding stand-by letters of credit and similar instruments, and five-times rent expense and excludes any premium or discount recorded in conjunction with the issuance of long-term debt. In the event that we should default on any covenant contained within the Credit Agreement, certain actions may be taken, including, but not limited to, possible termination of commitments, immediate payment of outstanding principal amounts plus accrued interest and other amounts payable under the Credit Agreement, and litigation from our lenders.

We had a consolidated fixed charge coverage ratio of 6.08 times and 6.11 times as of December 31, 2025 and 2024, respectively, and a consolidated leverage ratio of 1.92 times and 1.89 times as of December 31, 2025 and 2024, respectively, remaining in compliance with all covenants related to the borrowing arrangements.

The table below outlines the calculations of the consolidated fixed charge coverage ratio and consolidated leverage ratio covenants, as defined in the Credit Agreement governing our revolving credit facility, for the years ended December 31, 2025 and 2024 (dollars in thousands):

	For the Year Ended December 31,	
	2025	2024
GAAP net income	$ 2,538,209	$ 2,386,680
Add: Interest expense	235,064	222,548
Rent expense [1]	490,357	452,529
Provision for income taxes	701,962	658,384
Depreciation expense	507,341	457,047
Amortization expense	3,889	4,845
Non-cash share-based compensation	35,115	28,931
Non-GAAP EBITDAR	$ 4,511,937	$ 4,210,964
Interest expense	$ 235,064	$ 222,548
Capitalized interest	17,141	14,141
Rent expense [1]	490,357	452,529
Total fixed charges	$ 742,562	$ 689,218
Consolidated fixed charge coverage ratio	6.08	6.11
GAAP debt	$ 6,016,904	$ 5,520,932
Add: Stand-by letters of credit	155,642	127,310
Unamortized discount and debt issuance costs	23,096	29,068
Five-times rent expense	2,451,785	2,262,645
Non-GAAP adjusted debt	$ 8,647,427	$ 7,939,955
Consolidated leverage ratio	1.92	1.89

[1] The table below outlines the calculation of Rent expense and reconciles Rent expense to Total lease cost, per Accounting Standard Codification 842 ("ASC 842"), the most directly comparable GAAP financial measure, for the years ended December 31, 2025 and 2024 (in thousands):

	For the Year Ended December 31,	
	2025	2024
Total lease cost, per ASC 842	$ 592,121	$ 543,495
Less: Variable non-contract operating lease components, related to property taxes and insurance	101,764	90,966
Rent expense	$ 490,357	$ 452,529

The table below outlines the calculation of Free cash flow and reconciles Free cash flow to Net cash provided by operating activities, the most directly comparable GAAP financial measure, for the years ended December 31, 2025, 2024, and 2023 (in thousands):

	For the Year Ended December 31,		
	2025	2024	2023
Cash provided by operating activities	$ 2,761,993	$ 3,049,576	$ 3,034,084
Less: Capital expenditures	1,168,815	1,023,387	1,006,264
Excess tax benefit from share-based compensation payments	29,928	39,871	35,950
(Return of) investment in tax credit equity investments	—	(1,490)	4,150
Free cash flow	$ 1,563,250	$ 1,987,808	$ 1,987,720

Free cash flow, the consolidated fixed charge coverage ratio, and the consolidated leverage ratio discussed and presented in the tables above are not derived in accordance with United States generally accepted accounting principles ("GAAP"). We do not, nor do we suggest investors should, consider such non-GAAP financial measures in isolation from, or as a substitute for, GAAP financial information. We believe that the presentation of our free cash flow, consolidated fixed charge coverage ratio, and consolidated leverage ratio provides meaningful supplemental information to both management and investors and reflects the required covenants under the Credit Agreement. We include these items in judging our performance and believe this non-GAAP information is useful to investors as well. Material limitations of these non-GAAP measures are that such measures do not reflect actual GAAP amounts. We compensate for such limitations by presenting, in the tables above, a reconciliation to the most directly comparable GAAP measures.

Share Repurchase Program:

See Note 11 "Share Repurchase Program" to the Consolidated Financial Statements for information on our share repurchase program.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our financial statements in accordance with GAAP requires the application of certain estimates and judgments by management. Management bases its assumptions, estimates, and adjustments on historical experience, current trends, and other factors believed to be relevant at the time the consolidated financial statements are prepared. Management believes that the following policies are critical due to the inherent uncertainty of these matters and the complex and subjective judgments required in establishing these estimates. Management continues to review these critical accounting estimates and assumptions to ensure that the consolidated financial statements are presented fairly in accordance with GAAP. However, actual results could differ from our assumptions and estimates and such differences could be material.

Self-Insurance Reserves:

We use a combination of insurance and self-insurance mechanisms to provide for potential liabilities from workers' compensation, general liability, vehicle liability, property loss, and Team Member health care benefits. With the exception of certain Team Member health care benefit liabilities, employment related claims and litigation, certain commercial litigation, and certain regulatory matters, we obtain third-party insurance coverage to limit our exposure for any individual workers' compensation, general liability, vehicle liability, or property loss claim.

When estimating our self-insurance liabilities, we consider a number of factors, including historical claims experience and trend-lines, projected medical and legal inflation, growth patterns, and exposure forecasts. The assumptions made by management as they relate to each of these factors represent our judgment as to the most probable cumulative impact of each factor to our future obligations. Certain of the self-insurance liabilities are determined at an estimate of their net present value, using the U.S. treasury risk-free rate. Our calculation of self-insurance liabilities requires management to apply a significant amount of subjective judgment to estimate the ultimate cost to resolve reported claims and claims incurred but not yet reported as of the balance sheet date. The application of alternative assumptions could result in a different estimate of these liabilities. Management believes the assumptions developed and used to determine the estimate for our self-insurance reserve are reasonable. Actual claim activity or development may vary from our assumptions and estimates, which may result in material losses or gains.

As we obtain additional information that affects the assumptions and estimates we used to recognize liabilities for claims incurred in prior accounting periods, we adjust our self-insurance liabilities to reflect the revised estimates based on this additional information. These liabilities are recorded at our estimate of their net present value. These liabilities do not have scheduled maturities, but we can estimate the timing of future payments based upon historical patterns. We could apply alternative assumptions regarding the timing of payments that could result in materially different estimates of the net present value of the liabilities.

Our self-insurance reserve estimate included on our Consolidated Balance Sheets increased $175 million from 2024 to 2025, which is primarily due to general litigation accruals, inflation in claim development costs, our growing operations, increases in healthcare costs, the number of vehicles, and the number of hours worked, partially offset by having resolved and paid out claims throughout 2025. If the underlying assumptions in management's estimate changed self-insurance reserves by 10% from our estimated reserves at December 31, 2025, the financial impact would have been approximately $44 million or 1.4% of pretax income for the year ended December 31, 2025. See Note 1 "Summary of Significant Accounting Policies" to the Consolidated Financial Statements for further information on our self-insurance reserves.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 1 "Summary of Significant Accounting Policies" to the Consolidated Financial Statements for information about recent accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk:

We are subject to interest rate risk to the extent we borrow against our unsecured revolving credit facility (the "Revolving Credit Facility") with variable interest rates based on either an Alternative Base Rate or Adjusted Term SOFR Rate, as defined in the credit agreement governing the Revolving Credit Facility. As of December 31, 2025, we had no outstanding borrowings under our Revolving Credit Facility.

We are subject to interest rate risk to the extent we issue short-term, unsecured commercial paper notes under our commercial paper program (the "Program") with variable interest rates. As of December 31, 2025, we had outstanding borrowings under the Program in the amount of $690.0 million, at the weighted-average variable interest rate of 3.979%. At this borrowing level, a 10% increase in interest rates would have had an unfavorable annual impact on our pre-tax earnings and cash flows in the amount of $2.8 million.

We had outstanding fixed rate debt of $5.4 billion as of December 31, 2025 and 2024. The fair value of our fixed rate debt was estimated at $5.3 billion and $5.2 billion as of December 31, 2025 and 2024, respectively, which was determined by reference to quoted market prices.

Cash Equivalents Risk:

We invest certain of our excess cash balances in short-term, highly-liquid instruments with maturities of 90 days or less. We do not expect any material losses from our invested cash balances and we believe that our interest rate exposure is minimal. As of December 31, 2025, our cash and cash equivalents totaled $193.8 million.

Foreign Currency Risk:

Foreign currency exposures arising from transactions include firm commitments and anticipated transactions denominated in a currency other than our entities' functional currencies. To minimize our risk, we generally enter into transactions denominated in the respective functional currencies. Our foreign currency exposure arises from Mexican peso-denominated and Canadian dollar-denominated revenues and profits and their translation into U.S. dollars.

We view our investments in Mexican subsidiaries as long-term. The net asset exposure in the Mexican subsidiaries translated into U.S. dollars using the year-end exchange rates was $507.8 million at December 31, 2025. The year ended December 31, 2025, exchange rates of the Mexican peso, relative to the U.S. dollar, strengthened by approximately 15.7% from December 31, 2024. The potential loss in value of our net assets in the Mexican subsidiaries resulting from a 10% change in quoted foreign currency exchange rates at December 31, 2025, would be approximately $46.2 million. Any changes in our net assets in the Mexican subsidiaries relating to foreign currency exchange rates would be reflected in the financial statement through the foreign currency translation component of accumulated other comprehensive income, unless the Mexican subsidiaries are sold or otherwise disposed. A 10% change in average exchange rates would not have had a material impact on our results of operations.

We view our investments in Canadian subsidiaries as long-term. The net asset exposure in the Canadian subsidiaries translated into U.S. dollars using the period-end exchange rates was $177.7 million, at December 31, 2025. The year ended December 31, 2025, exchange rates of the Canadian dollar, relative to the U.S. dollar, strengthened by approximately 4.8% from December 31, 2024. The potential loss in value of our net assets in the Canadian subsidiaries resulting from a 10% change in quoted foreign currency exchange rates at December 31, 2025, would be approximately $16.2 million. Any changes in our net assets in the Canadian subsidiaries relating to foreign currency exchange rates would be reflected in the financial statement through the foreign currency translation component of accumulated other comprehensive income, unless the Canadian subsidiaries are sold or otherwise disposed. A 10% change in average exchange rates would not have had a material impact on our results of operations.

Item 8. Financial Statements and Supplementary Data


Index


FORM 10-K

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of O'Reilly Automotive, Inc. and Subsidiaries (the "Company"), under the supervision and with the participation of the Company's principal executive officer and principal financial officer and effected by the Company's Board of Directors, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13(a)-15(f) or 15(d)-15(f) under the Securities Exchange Act of 1934, as amended. The Company's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Internal control over financial reporting includes all policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Management recognizes that all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to risk. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Under the supervision and with the participation of the Company's principal executive officer and principal financial officer, management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control - Integrated Framework* (2013 framework). Based on this assessment, management believes that as of December 31, 2025, the Company's internal control over financial reporting is effective based on those criteria.

Ernst & Young LLP, Independent Registered Public Accounting Firm, has audited the Company's consolidated financial statements and has issued an attestation report on the effectiveness of the Company's internal control over financial reporting, as stated in their report, which is included herein.

/s/ Brad Beckham	/s/ Jeremy A. Fletcher
Brad Beckham	Jeremy A. Fletcher
Chief Executive Officer	Executive Vice President and
February 27, 2026	Chief Financial Officer
	February 27, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of O'Reilly Automotive, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited O'Reilly Automotive, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, O'Reilly Automotive, Inc. and Subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 27, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Kansas City, Missouri
February 27, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of O'Reilly Automotive, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of O'Reilly Automotive, Inc. and Subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 27, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Self-insurance Reserves

Description of the Matter	At December 31, 2025, the Company's self-insurance reserve estimate was $443 million. As discussed in Note 1 of the consolidated financial statements, the Company retains a significant portion of the risks associated with workers' compensation, property, and vehicle claims. The Company's self-insurance reserves are estimated based upon historical claim experience, expected claim development and trend lines.
	Auditing management's self-insurance reserves was complex and judgmental and required us to use our actuarial specialists for certain reserves due to the estimation required in determining the ultimate claim value. The estimate is sensitive to assumptions such as claim severity and duration, projected inflation, claim development patterns and exposure forecasts.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design of controls over the Company's self-insurance estimation process and tested the operating effectiveness of those controls including management's controls over reviewing the appropriateness of assumptions and the completeness and accuracy of the data underlying the reserves.

To evaluate the Company's determination of the estimated self-insurance reserves, we performed audit procedures that included, among others, involving a specialist to assist in the development of an independent actuarial estimate for certain of the reserve balances based upon current industry and economic trends, comparing selected assumptions and the estimate determined by management to our independent estimates which were developed with the assistance of our specialists, testing the underlying data used by management in the development of the reserves and testing the mathematical accuracy of the calculations.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1992.
Kansas City, Missouri
February 27, 2026

O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31,	
	2025	2024
Assets		
Current assets:		
Cash and cash equivalents	$ **193,793**	$ 130,245
Accounts receivable, less allowance for doubtful accounts $25,851 in 2025 and $22,545 in 2024	**389,793**	356,839
Amounts receivable from suppliers	**159,900**	139,091
Inventory	**5,731,385**	5,095,804
Other current assets	**269,406**	117,916
Total current assets	**6,744,277**	5,839,895
Property and equipment, at cost	**10,222,249**	9,192,254
Less: accumulated depreciation and amortization	**3,964,824**	3,587,098
Net property and equipment	**6,257,425**	5,605,156
Operating lease, right-of-use assets	**2,391,150**	2,324,638
Goodwill	**948,208**	930,161
Other assets, net	**197,193**	193,891
Total assets	$ **16,538,253**	$ 14,893,741
Liabilities and shareholders' deficit		
Current liabilities:		
Accounts payable	$ **7,103,684**	$ 6,524,811
Self-insurance reserves	**297,304**	149,387
Accrued payroll	**119,603**	107,495
Accrued benefits and withholdings	**240,072**	199,593
Income taxes payable	**13,957**	6,274
Current portion of operating lease liabilities	**439,907**	419,213
Other current liabilities	**561,294**	876,732
Total current liabilities	**8,775,821**	8,283,505
Long-term debt	**6,016,904**	5,520,932
Operating lease liabilities, less current portion	**2,034,688**	1,980,705
Deferred income taxes	**211,210**	247,599
Other liabilities	**262,982**	231,961
Shareholders' equity (deficit):		
Preferred stock, $0.01 par value:		
Authorized shares – 5,000,000		
Issued and outstanding shares – none	—	—
Common stock, $0.01 par value:		
Authorized shares – 1,250,000,000		
Issued and outstanding shares –		
841,909,238 as of December 31, 2025, and		
862,232,760 as of December 31, 2024	**8,419**	8,622
Additional paid-in capital	**1,530,292**	1,454,518
Retained deficit	**(2,328,817)**	(2,791,288)
Accumulated other comprehensive income (loss)	**26,754**	(42,813)
Total shareholders' deficit	**(763,352)**	(1,370,961)
Total liabilities and shareholders' deficit	$ **16,538,253**	$ 14,893,741

See accompanying Notes to consolidated financial statements.

O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	For the Year Ended December 31,		
	2025	2024	2023
Sales	$ **17,781,992**	$ 16,708,479	$ 15,812,250
Cost of goods sold, including warehouse and distribution expenses	**8,607,851**	8,153,990	7,707,447
Gross profit	**9,174,141**	8,554,489	8,104,803
Selling, general and administrative expenses	**5,713,529**	5,303,332	4,918,427
Operating income	**3,460,612**	3,251,157	3,186,376
Other income (expense):			
Interest expense	**(235,064)**	(222,548)	(201,668)
Interest income	**7,323**	7,295	4,900
Other, net	**7,300**	9,160	15,142
Total other expense	**(220,441)**	(206,093)	(181,626)
Income before income taxes	**3,240,171**	3,045,064	3,004,750
Provision for income taxes	**701,962**	658,384	658,169
Net income	$ **2,538,209**	$ 2,386,680	$ 2,346,581
Earnings per share-basic:			
Earnings per share	$ **2.98**	$ 2.73	$ 2.59
Weighted-average common shares outstanding – basic	**851,472**	875,082	907,131
Earnings per share-assuming dilution:			
Earnings per share	$ **2.97**	$ 2.71	$ 2.56
Weighted-average common shares outstanding – assuming dilution	**855,919**	880,572	914,976

See accompanying Notes to consolidated financial statements.

O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	For the Year Ended December 31,		
	2025	2024	2023
Net income	$ **2,538,209**	$ 2,386,680	$ 2,346,581
Other comprehensive income (loss):			
Foreign currency translation adjustments	**69,567**	(82,201)	36,392
Total other comprehensive income (loss)	**69,567**	(82,201)	36,392
Comprehensive income	$ **2,607,776**	$ 2,304,479	$ 2,382,973

See accompanying Notes to consolidated financial statements.

O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)

	Common Stock		Additional Paid-In Capital	Retained Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Par Value				
Balance at December 31, 2022	**935,298**	**$ 9,353**	**$ 1,302,759**	**$ (2,375,860)**	**$ 2,996**	**$ (1,060,752)**
Net income	—	—	—	2,346,581	—	2,346,581
Other comprehensive income	—	—	—	—	36,392	36,392
Issuance of common stock under employee benefit plans, net of forfeitures and shares withheld to cover taxes	420	5	21,686	—	—	21,691
Net issuance of common stock upon exercise of stock options	3,896	39	71,114	—	—	71,153
Share based compensation	—	—	25,642	—	—	25,642
Share repurchases, including fees	(53,522)	(536)	(77,196)	(3,073,423)	—	(3,151,155)
Excise tax on share repurchases	—	—	—	(28,830)	—	(28,830)
Balance at December 31, 2023	**886,092**	**$ 8,861**	**$ 1,344,005**	**$ (3,131,532)**	**$ 39,388**	**$ (1,739,278)**
Net income	—	—	—	2,386,680	—	2,386,680
Other comprehensive loss	—	—	—	—	(82,201)	(82,201)
Issuance of common stock under employee benefit plans, net of forfeitures and shares withheld to cover taxes	381	3	23,741	—	—	23,744
Net issuance of common stock upon exercise of stock options	4,803	48	106,622	—	—	106,670
Share based compensation	—	—	26,964	—	—	26,964
Share repurchases, including fees	(29,043)	(290)	(46,814)	(2,029,425)	—	(2,076,529)
Excise tax on share repurchases	—	—	—	(17,011)	—	(17,011)
Balance at December 31, 2024	**862,233**	**$ 8,622**	**$ 1,454,518**	**$ (2,791,288)**	**$ (42,813)**	**$ (1,370,961)**
Net income	—	—	—	2,538,209	—	2,538,209
Other comprehensive income	—	—	—	—	69,567	69,567
Issuance of common stock under employee benefit plans, net of forfeitures and shares withheld to cover taxes	353	4	28,559	—	—	28,563
Net issuance of common stock upon exercise of stock options	2,051	21	53,869	—	—	53,890
Share based compensation	—	—	33,062	—	—	33,062
Share repurchases, including fees	(22,728)	(228)	(39,716)	(2,057,018)	—	(2,096,962)
Excise tax on share repurchases	—	—	—	(18,720)	—	(18,720)
Balance at December 31, 2025	**841,909**	**$ 8,419**	**$ 1,530,292**	**$ (2,328,817)**	**$ 26,754**	**$ (763,352)**

See accompanying Notes to consolidated financial statements.

O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Year Ended December 31,		
	2025	2024	2023
Operating activities:			
Net income	$ 2,538,209	$ 2,386,680	$ 2,346,581
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of property, equipment and intangibles	511,230	461,892	409,061
Amortization of debt discount and issuance costs	7,379	6,613	4,954
Deferred income taxes	(37,544)	(50,238)	48,232
Share-based compensation programs	35,115	28,931	27,511
Other	11,069	6,360	2,116
Changes in operating assets and liabilities:			
Accounts receivable	(35,505)	30,495	(35,539)
Inventory	(604,537)	(403,886)	(288,323)
Accounts payable	576,413	421,364	207,061
Income taxes payable	4,537	(8,690)	33,889
Accrued payroll	12,072	(30,810)	11,234
Accrued benefits and withholdings	35,561	71,128	(12,763)
Other	(292,006)	129,737	280,070
Net cash provided by operating activities	2,761,993	3,049,576	3,034,084
Investing activities:			
Purchases of property and equipment	(1,168,815)	(1,023,387)	(1,006,264)
Proceeds from sale of property and equipment	30,845	16,350	17,689
Return of (investment in) tax credit equity investments	—	1,490	(4,150)
Other, including acquisitions, net of cash acquired	(14,386)	(161,258)	(3,211)
Net cash used in investing activities	(1,152,356)	(1,166,805)	(995,936)
Financing activities:			
Proceeds from borrowings on revolving credit facility	—	30,000	3,227,000
Payments on revolving credit facility	—	(30,000)	(3,227,000)
Net proceeds (payments) of commercial paper	488,786	(547,604)	746,789
Proceeds from the issuance of long-term debt	—	498,910	749,655
Principal payments on long-term debt	—	—	(300,000)
Payment of debt issuance costs	(3,997)	(4,076)	(4,989)
Payment of excise tax on share repurchases	(17,012)	(28,830)	—
Repurchases of common stock	(2,096,962)	(2,076,529)	(3,151,155)
Net proceeds from issuance of common stock	80,823	128,981	91,316
Other	(433)	(569)	(354)
Net cash used in financing activities	(1,548,795)	(2,029,717)	(1,868,738)
Effect of exchange rate changes on cash	2,706	(1,941)	1,139
Net increase (decrease) in cash and cash equivalents	63,548	(148,887)	170,549
Cash and cash equivalents at beginning of the period	130,245	279,132	108,583
Cash and cash equivalents at end of the period	$ 193,793	$ 130,245	$ 279,132
Supplemental disclosures of cash flow information:			
Income taxes paid	$ 1,067,524	$ 640,426	$ 315,060
Interest paid, net of capitalized interest	226,752	209,094	189,611

See accompanying Notes to consolidated financial statements.

O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

O'Reilly Automotive, Inc. and Subsidiaries, collectively, "O'Reilly" or the "Company," is a specialty retailer and supplier of automotive aftermarket parts. The Company's stores carry an extensive product line, including new and remanufactured automotive hard parts, maintenance items, and various automotive accessories. As of December 31, 2025, the Company owned and operated 6,585 stores in 48 U.S. states, Puerto Rico, Mexico, and Canada, servicing both do-it-yourself ("DIY") and professional service provider customers. The Company's robust distribution system provides stores with same-day or overnight access to an extensive inventory of hard-to-find items not typically stocked in the stores of other auto parts retailers.

In May 2025, the number of shares of the Company's authorized common stock was increased to 1.25 billion shares in order to implement a 15-for-1 forward stock split of its common stock, which was completed on June 10, 2025. All share and per share information, including share-based compensation, in the current and comparable periods throughout this annual report on Form 10-K, has been retrospectively adjusted to reflect the stock split. All shares of common stock retained a par value of $0.01 per share. Accordingly, an amount equal to the par value of the increased shares resulting from the stock split was reclassified from "Additional paid-in capital" to "Common stock."

Segment Reporting:

The Company conducts its operations in the U.S., Canada, and Mexico in a similar nature and, because of this, collectively represents its single operating segment, referred to as its automotive aftermarket parts segment. Product sales of automotive aftermarket parts are the only material source of revenue for the Company. The products sold by the Company, across all geographic areas, have similar economic characteristics, are sourced from the Company's suppliers in a similar manner, and are available for sale to all of the Company's customers through the Company's stores. All of the Company's stores have similar characteristics, including the nature of the products and services, the type and class of customers, and the methods used to distribute products and provide service to its customers. The loss of any single customer would not have a material adverse effect on the Company. The chief operating decision maker regularly reviews consolidated financial information, supplemented with other specific information when needed, to make decisions about the resources to be allocated and to assess performance. Due to these reasons, the Company has one operating segment, referred to as its automotive aftermarket parts segment.

The Company's chief operating decision maker is its Chief Executive Officer. The Company evaluates its reportable segment primarily on the basis of sales and segment profit, which is net income. Net income is utilized by the chief operating decision maker to evaluate budget to actual results, as well as trends over time, to allocate resources, and evaluate performance. See Note 2 for further information concerning the Company's segment reporting.

Principles of Consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates:

The preparation of the consolidated financial statements, in conformity with United States ("U.S.") generally accepted accounting principles ("GAAP"), requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

Cash Equivalents:

Cash equivalents include investments with maturities of 90 days or less on the date of purchase.

Foreign Currency:

The Company accounts for its Mexican operations using the local market currency, the Mexican peso, and converts its financial statements compiled for these operations from the Mexican peso to U.S. dollars. The Company accounts for its Canadian operations using the local market currency, the Canadian dollar, and converts its financial statements compiled for these operations from the Canadian dollar to U.S. dollars. The cumulative gain or loss on currency translation is included as a component of "Accumulated other

comprehensive income (loss)" on the accompanying Consolidated Balance Sheets. See Note 12 for further information concerning the Company's accumulated other comprehensive income (loss).

Accounts Receivable:

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of the Company's customers to make required payments. The Company considers the following factors when determining if collection is reasonably assured: customer creditworthiness, past transaction history with the customer, current expectations of future economic and industry trends, changes in customer payment terms, and management's expectations. Allowances for doubtful accounts are determined based on historical experience and an evaluation of the current composition of accounts receivable.

The Company grants credit to certain professional service provider and jobber customers who meet the Company's pre-established credit requirements. Concentrations of credit risk with respect to these receivables are limited because the Company's customer base consists of a large number of relatively small customers, spreading the credit risk across a broad base regarded as a single class of financing receivable by the Company. The Company also controls this credit risk through credit approvals, credit limits and accounts receivable, and credit monitoring procedures. Generally, the Company does not require security when credit is granted to customers. Credit is granted to customers on a short-term basis, consisting primarily of daily, weekly, or monthly accounts. Credit losses are provided for in the Company's consolidated financial statements and have consistently been within management's expectations.

Amounts due to the Company from its Team Members are included in "Accounts receivable" on the accompanying Consolidated Balance Sheets. These amounts consist primarily of purchases of merchandise on Team Member accounts. Accounts receivable due from Team Members was approximately $0.7 million and $0.8 million as of December 31, 2025 and 2024, respectively.

Amounts Receivable from Suppliers:

The Company receives concessions from its suppliers through a variety of programs and arrangements, including allowances for new stores and warranties, volume purchase rebates, and co-operative advertising. Co-operative advertising allowances that are incremental to the Company's advertising program, specific to a product or event and identifiable for accounting purposes are reported as a reduction of advertising expense in the period in which the advertising occurred. All other supplier concessions are recognized as a reduction to the cost of sales. Amounts receivable from suppliers also include amounts due to the Company for changeover merchandise and product returns. The Company regularly reviews supplier receivables for collectability and assesses the need for a reserve for uncollectable amounts based on an evaluation of the Company's suppliers' financial positions and corresponding abilities to meet financial obligations. Management does not believe there is a reasonable likelihood that the Company will be unable to collect the aggregate amounts receivable from suppliers, and the Company did not record a reserve for uncollectable amounts from suppliers in the consolidated financial statements as of December 31, 2025 or 2024.

Inventory:

Inventory, which consists of automotive hard parts, maintenance items, accessories, and tools, is stated at the lower of cost or market. Inventory also includes capitalized costs related to procurement, warehousing, and distribution centers ("DCs"). Cost has been determined using the last-in, first-out ("LIFO") method, which more accurately matches costs with related revenues. The replacement cost of inventory was $6.25 billion and $5.32 billion as of December 31, 2025 and 2024, respectively.

Fair Value of Financial Instruments:

The Company uses the fair value hierarchy, which prioritizes the inputs used to measure the fair value of certain of its financial instruments. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The Company uses the income and market approaches to determine the fair value of its assets and liabilities. The three levels of the fair value hierarchy are set forth below:

- Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.
- Level 2 – Inputs other than quoted prices in active markets included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 – Unobservable inputs for the asset or liability.

See Note 3 for further information concerning the Company's financial and non-financial assets and liabilities measured at fair value on a recurring and non-recurring basis.

Property and Equipment:

Property and equipment are carried at cost. Depreciation is calculated using the straight-line method, generally over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the lease term or the estimated economic life of the assets. The lease term includes renewal options determined by management at lease inception, for which failure to execute renewal options would result in a substantial economic penalty to the Company. Maintenance and repairs are charged to expense as incurred. Upon retirement or sale, the cost and accumulated depreciation are eliminated and the gain or loss, if any, is recognized in the Company's Consolidated Statements of Income. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. See Note 5 for further information concerning the Company's property and equipment.

Goodwill and Other Intangibles:

The accompanying Consolidated Balance Sheets at December 31, 2025 and 2024, include goodwill and other intangible assets recorded as the result of acquisitions. The Company operates a single reporting unit and evaluates goodwill and indefinite-lived intangibles for impairment annually during the fourth quarter, or when events or changes in circumstances indicate the carrying value of these assets might exceed their current fair values. The goodwill impairment test includes an optional qualitative assessment. The Company's qualitative assessment found no evidence to suggest it is more likely than not that its fair value is less than its carrying amount, including goodwill, as of December 31, 2025 and 2024. As such, no goodwill impairment adjustment was required as of December 31, 2025 and 2024. Finite-lived intangibles are carried at amortized cost and amortization is calculated using the straight-line method, generally over the estimated useful lives of the intangibles. See Note 7 for further information concerning the Company's goodwill and other intangibles.

Leases:

The Company leases certain office space, retail stores, distribution centers, and equipment under long-term, non-cancelable operating leases. The Company does not separate non-lease components from lease components for any current lease contracts. Leases generally include renewal options and some include options to purchase, provisions for percentage rent based on sales, and/or incremental step increase provisions. The exercise of renewal options is typically at the Company's sole discretion and all operating lease expense is recognized on a straight-line basis over the lease term. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. The Company rents or subleases certain surplus real estate to third parties. Right-of-use assets and corresponding operating lease liabilities are recognized for all leases with an initial term greater than 12 months. See Note 6 for further information concerning the Company's operating leases.

Impairment of Long-Lived Assets:

The Company reviews its long-lived assets, including its right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When such an event occurs, the Company compares the sum of the undiscounted expected future cash flows of the asset (asset group) with the carrying amounts of the asset. If the undiscounted expected future cash flows are less than the carrying value of the assets, the Company measures the amount of impairment loss as the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company has not historically recorded any material impairment charges to its long-lived assets. See Note 5 for further information concerning the Company's impairment of long-lived assets activities.

Valuation of Investments:

The Company has an unsecured obligation to pay, in the future, the value of deferred compensation and a Company match relating to employee participation in the Company's nonqualified deferred compensation plan (the "Deferred Compensation Plan"). The future obligation is adjusted to reflect the performance, whether positive or negative, of selected investment measurement options, chosen by each participant. The Company invests in various marketable securities with the intention of selling these securities to fulfill its future obligations under the Deferred Compensation Plan. The investments in this plan were stated at fair value based on quoted market prices, were accounted for as trading securities, and were included in "Other assets, net" on the accompanying Consolidated Balance Sheets as of December 31, 2025 and 2024. See Note 3 for further information concerning the fair value measurements of the Company's marketable securities. See Note 14 for further information concerning the Company's benefit plans.

Variable Interest Entities:

The Company invested in certain tax credit funds that promote renewable energy. These investments generated a return primarily through the realization of federal tax credits and other tax benefits. The Company accounts for the tax attributes of its renewable energy investments using the deferral method. Under this method, realized investment tax credits and other tax benefits are recognized as a reduction of the renewable energy investments.

The Company has determined its investment in these tax credit funds were investments in variable interest entities ("VIEs"). The Company analyzes any investments in VIEs at inception and again if certain triggering events are identified to determine if it is the primary beneficiary. The Company considers a variety of factors in identifying the entity that holds the power to direct matters that most significantly impact the VIEs' economic performance including, but not limited to, the ability to direct financing, leasing, construction, and other operating decisions and activities. As of December 31, 2025, the Company had invested in five unconsolidated tax credit fund entities that were considered to be VIEs and concluded it was not the primary beneficiary of any of the entities, as it did not have the power to control the activities that most significantly impact the entities, and has therefore accounted for these investments using the equity method. During the year ended December 31, 2024, the Company exited one unconsolidated tax credit fund entity, considered a VIE, and received a return of investment payment in the amount of $1.5 million, which was included in "Return of (investment in) tax credit equity investments" on the accompanying Consolidated Statements of Cash Flows.

The Company's maximum exposure to losses associated with these VIEs is generally limited to its net investment, which was $12.8 million as of December 31, 2025, and was included in "Other assets, net" on the accompanying Consolidated Balance Sheets. The Company did not recognize investment tax credits from association with these VIEs during the years ended December 31, 2025 and 2024. During the year ended December 31, 2023, the Company recognized investment tax credits from association with these VIEs in the amounts of $0.5 million, all of which were realized through reductions in cash income taxes paid and were reflected as a component of the change in "Income taxes payable" on the accompanying Consolidated Statements of Cash Flows for the respective years.

Self-Insurance Reserves:

The Company uses a combination of insurance and self-insurance mechanisms to provide for potential liabilities for Team Member health care benefits, workers' compensation, vehicle liability, general liability, and property loss. With the exception of certain Team Member health care benefit liabilities, employment related claims and litigation, certain commercial litigation, and certain regulatory matters, the Company obtains third-party insurance coverage to limit its exposure. The Company estimates its self-insurance liabilities by considering a number of factors, including historical claims experience and trend-lines, projected cost inflation, growth patterns, and exposure forecasts. Certain of these liabilities were recorded at an estimate of their net present value.

The following table identifies the components of the Company's self-insurance reserves as of December 31, 2025 and 2024 (in thousands):

	December 31,	
	2025	2024
Self-insurance reserves (undiscounted)	$ 462,777	$ 286,566
Self-insurance reserves (discounted)	443,027	268,308

The current portion of the Company's discounted self-insurance reserves totaled $297.3 million and $149.4 million as of December 31, 2025 and 2024, respectively, which was included in "Self-insurance reserves" on the accompanying Consolidated Balance Sheets as of December 31, 2025 and 2024. The remainder was included in "Other liabilities" on the accompanying Consolidated Balance Sheets as of December 31, 2025 and 2024.

Warranties:

The Company provides warranties on certain merchandise it sells with warranty periods ranging from 30 days to limited lifetime warranties. The risk of loss arising from warranty claims is typically the obligation of the Company's suppliers. Certain suppliers provide upfront allowances to the Company in lieu of accepting the obligation for warranty claims. For this merchandise, when sold, the Company bears the risk of loss associated with the cost of warranty claims. Differences between supplier allowances received by the Company, in lieu of warranty obligations and estimated warranty expense, are recorded as an adjustment to cost of sales. Estimated warranty costs, which are recorded as obligations at the time of sale, are based on the historical failure rate of each individual product line. The Company's historical experience has been that failure rates are relatively consistent over time and that the ultimate cost of warranty claims to the Company has been driven by volume of units sold as opposed to fluctuations in failure rates or the variation of the cost of individual claims. See Note 10 for further information concerning the Company's aggregate product warranty liabilities.

Litigation Accruals:

The Company is currently involved in litigation incidental to the ordinary conduct of the Company's business. Based on existing facts and historical patterns, the Company accrues for litigation losses in instances where an adverse outcome is probable and the Company is able to reasonably estimate the probable loss in accordance with Accounting Standard Codification 450-20. The Company also accrues for an estimate of legal costs to be incurred for litigation matters. Although the Company cannot ascertain the amount of liability that it may incur from legal matters, it does not currently believe that, in the aggregate, these matters, taking into account applicable insurance and accruals, will have a material adverse effect on its consolidated financial position, results of operations, or cash flows in a particular quarter or annual period.

Share Repurchases:

In January of 2011, the Company's Board of Directors approved a share repurchase program. Under the program, the Company may, from time to time, repurchase shares of its common stock, solely through open market purchases effected through a broker dealer at prevailing market prices, based on a variety of factors such as price, corporate trading policy requirements, and overall market conditions. All shares repurchased under the share repurchase program are retired and recorded under the par value method on the accompanying Consolidated Balance Sheets. See Note 11 for further information concerning the Company's share repurchase program.

Revenue Recognition:

The Company's primary source of revenue is derived from the sale of automotive aftermarket parts and merchandise to its customers. Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied, in an amount representing the consideration the Company expects to receive in exchange for transferring goods to the customer. Generally, the Company's performance obligations are satisfied when the customer takes possession of the merchandise, which normally occurs immediately at the point of sale or through same day delivery of the merchandise. All sales are recorded net of estimated returns allowances, discounts, and taxes. The Company does not recognize revenue related to product warranties, as these are considered assurance warranty obligations.

Over-the-counter retail sales to DIY customers are recorded when the customer takes possession of the merchandise. Internet retail sales, included in sales to DIY customers, are recorded when the merchandise is shipped or when the customer picks up the merchandise at a store. Sales to professional service provider customers, also referred to as "commercial sales," are recorded upon same-day delivery of the merchandise to the customer, generally at the customer's place of business. Other sales and sales adjustments primarily includes sales to Team Members, wholesale sales to other retailers ("jobber sales"), equipment sales, discounts, rebates, deferred revenue adjustments relating to the Company's retail loyalty program, and adjustments to estimated sales returns allowances. Sales to Team Members are recorded when the Team Member takes possession of the merchandise. Jobber sales are recorded upon shipment of the merchandise from a regional distribution center with same-day delivery to the jobber customer's location.

The Company maintains a retail loyalty program named O'Reilly O'Rewards, which represents a performance obligation. The Company records a deferred revenue liability, based on a breakage adjusted, estimated redemption rate, and a corresponding reduction in revenue in periods when loyalty points are earned by members. The Company recognizes revenue and a corresponding reduction to the deferred revenue liability in periods when loyalty program issued coupons are redeemed by members, generally within a period of three months from issuance, or when unredeemed points expire, generally within 12 months after the date they were earned, which satisfies the Company's performance obligation. See Note 13 for further information concerning the Company's revenue.

Cost of Goods Sold and Selling, General and Administrative Expenses:

Below follows the primary costs classified in each major expense category.

Cost of goods sold, including warehouse and distribution expenses:

- Total cost of merchandise sold, including freight expenses associated with acquiring merchandise and with moving merchandise inventories from the Company's distribution centers to the stores and defective merchandise and warranty costs.
- Supplier allowances and incentives, including allowances that are not reimbursements for specific, incremental, and identifiable costs and cash discounts on payments to suppliers.
- Costs associated with the Company's supply chain, including payroll and benefit costs, warehouse occupancy costs, transportation costs, depreciation, and inventory shrinkage.

Selling general and administrative expenses:

- Payroll benefit costs for store and corporate Team Members.
- Occupancy costs of store and corporate facilities.
- All expenses associated with Hub stores.
- Depreciation and amortization related to store and corporate assets.
- Vehicle expenses for store and Hub delivery services.
- Self-insurance costs.
- Closed store expenses.
- Other administrative costs, including accounting, legal, and other professional services; bad debt, banking, and credit card fees; supplies; travel; and advertising costs.

Advertising Expenses:

Advertising expense consists primarily of expenses related to the Company's integrated marketing program, which includes radio, in-store, digital, and social media promotions, as well as sports and event sponsorships and direct mail and newspaper promotional distribution. The Company expenses advertising costs as incurred. The Company also participates in cooperative advertising arrangements with certain of its suppliers. Advertising expense, net of cooperative advertising allowances from suppliers that were incremental to the advertising program, specific to the product or event and identifiable for accounting purposes, were $91.1 million, $90.7 million and $85.7 million for the year ended December 31, 2025, 2024, and 2023, respectively, which were included in "Selling, general and administrative expenses" on the accompanying Consolidated Statements of Income.

Share-Based Compensation and Benefit Plans:

The Company sponsors share-based compensation plans and benefit plans. The Company recognizes compensation expense over the requisite service period for its share-based plans based on the fair value of the awards on the date of the grant, award, or issuance and accounts for forfeitures as they occur. Share-based plans include stock option awards, restricted stock awards, and stock appreciation rights issued under the Company's incentive plans and stock issued through the Company's employee stock purchase plan. See Note 14 for further information concerning the Company's share-based compensation and benefit plans.

Pre-Opening Expenses:

Costs associated with the opening of new stores, which consist primarily of payroll and occupancy costs, are charged to "Selling, general and administrative expenses" on the accompanying Consolidated Statements of Income as incurred. Costs associated with the opening of new distribution centers, which consist primarily of payroll and occupancy costs, are included in "Cost of goods sold, including warehouse and distribution expenses" on the accompanying Consolidated Statements of Income as incurred.

Interest Expense:

The Company capitalizes interest costs as a component of construction in progress, based on the weighted-average interest rates incurred on its long-term borrowings. Total interest costs capitalized for the year ended December 31, 2025, 2024, and 2023, were $17.1 million, $14.1 million and $7.2 million, respectively.

In conjunction with the issuance or amendment of long-term debt instruments, the Company incurs various costs, including debt registration fees, accounting and legal fees, and underwriter and book runner fees. Debt issuance costs related to the Company's long-term unsecured senior notes are recorded as a reduction of the principal amount of the corresponding unsecured senior notes. Debt issuance costs related to the Company's unsecured revolving credit facility are recorded as an asset. These debt issuance costs have been deferred and are being amortized over the term of the corresponding debt instrument, and the amortization expense is included in "Interest expense" on the accompanying Consolidated Statements of Income. Deferred debt issuance costs totaled $21.6 million and $24.0 million net of accumulated amortization, as of December 31, 2025 and 2024, respectively, of which $4.1 million and $1.1 million were included in "Other assets, net" as of December 31, 2025 and 2024, respectively, with the remainder included in "Long-term debt" on the accompanying Consolidated Balance Sheets.

The Company issued its long-term unsecured senior notes and commercial paper program at a discount. The original issuance discounts on the senior notes are recorded as a reduction of the principal amount of the corresponding senior notes and are accreted over the term of the applicable senior note, and the original issuance discounts on the commercial paper program are recorded as a reduction of the face amount of the borrowings, with the accretion expenses included in "Interest expense" on the accompanying Consolidated Statements of Income. Original issuance discounts, net of accretion, totaled $5.6 million and $6.2 million as of December 31, 2025 and 2024, respectively.

See Note 9 for further information concerning debt issuance costs and original issuance discounts associated with the Company's issuances of long-term debt instruments.

Income Taxes:

The Company accounts for income taxes using the liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on differences between the U.S. GAAP basis and tax basis of assets and liabilities using enacted tax rules and rates currently scheduled to be in effect for the year in which the differences are expected to reverse. Tax carry forwards are also recognized in deferred tax assets and liabilities under this method. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period of the enactment date. The Company would record a valuation allowance against deferred tax assets to the extent it is more likely than not the amount will not be realized, based upon evidence available at the time of the determination and any change in the valuation allowance is recorded in the period of a change in such determination. The

Company did not establish a valuation allowance for deferred tax assets as of December 31, 2025 and 2024, as it was considered more likely than not that deferred tax assets were realizable through a combination of future taxable income, the realization of deferred tax liabilities and tax planning strategies.

The Company regularly reviews its potential tax liabilities for tax years subject to audit. The amount of such liabilities is based on various factors, such as differing interpretations of tax regulations by the responsible tax authority, experience with previous tax audits, and applicable tax law rulings. In management's opinion, adequate provisions for income taxes have been made for all years presented. The estimates of the Company's potential tax liabilities contain uncertainties because management must use judgment to estimate the exposures associated with the Company's various tax positions and actual results could differ from estimates.

In July 2025, H.R. 1 was signed into law in the U.S., which contained a broad range of tax reform provisions affecting businesses. The effects of the legislation, which were immaterial, are reflected in the accompanying consolidated financial statements for the period ended December 31, 2025.

See Note 17 for further information concerning the Company's income taxes.

Earnings Per Share:

Basic earnings per share is calculated by dividing net income by the weighted-average number of common shares outstanding during the fiscal period. Diluted earnings per share is calculated by dividing the weighted-average number of common shares outstanding plus the common stock equivalents associated with the potential impact of dilutive stock options. Certain common stock equivalents that could potentially dilute basic earnings per share in the future were not included in the fully diluted computation because they would have been antidilutive. Generally, stock options are antidilutive and excluded from the earnings per share calculation when the exercise price exceeds the market price of the common shares. See Note 18 for further information concerning the Company's common stock equivalents.

New Accounting Pronouncements:

In December of 2023, FASB issued Accounting Standard Update ASU No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"). ASU 2023-09 enhances the transparency and decision usefulness of income tax disclosures. Under ASU 2023-09, a public entity would be required to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold, such as if the effect of the reconciling items is equal to or greater than five percent of the amount computed by multiplying pretax income/loss by the applicable statutory income tax rate. Entities would also have to disclose the amount of income taxes paid disaggregated by federal, state, and foreign taxes and the amount of income taxes paid disaggregated by individual jurisdictions in which income taxes paid is equal to or greater than five percent of total income taxes paid, along with income/loss from continuing operations before income tax expense disaggregated between domestic and foreign and income tax expense from continuing operations disaggregated by federal, state, and foreign. ASU 2023-09 is effective for annual reporting periods beginning after December 15, 2024. ASU 2023-09 allows for early adoption for annual financial statements that have not yet been issued and allows retrospective and prospective adoption. The Company adopted this guidance beginning with its fourth quarter ending December 31, 2025. The application of this new guidance did not have a material impact on the Company's consolidated financial condition, results of operations, or cash flows, as the guidance pertains to disclosure only. See Note 17 for further information concerning the Company's income taxes.

In November of 2024, FASB issued Accounting Standard Update ASU No. 2024-03, "Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses" ("ASU 2024-03"). Under ASU 2024-03, a public entity would be required to disclose information about purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depletion for each income statement line item that contains those expenses. Entities would also have to disclose other specific expenses, gains, or losses that are already required to be disclosed under GAAP in this same disclosure, a qualitative description of the amounts remaining that are not separately disaggregated quantitatively, and the total amount of selling expenses, as well as an entity's definition of selling expenses. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. ASU 2024-03 allows for early adoption and requires either prospective adoption to financial statements issued for reporting periods after the effective date of ASU 2024-03 or retrospectively to any or all prior periods presented in the financial statements. The Company will adopt this guidance beginning with its fourth quarter ending December 31, 2027. The application of this new guidance is not expected to have a material impact on the Company's consolidated financial condition, results of operations, or cash flows, as the guidance pertains to disclosure only.

In September of 2025, the FASB issued ASU No. 2025-06, "Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 35040): Targeted Improvements to the Accounting for Internal-Use Software" ("ASU 2025-06"). ASU 2025-06 modernizes the accounting for software costs related to internal-use software. Under ASU 2025-06, public entities would be required to start capitalizing software costs when two thresholds are met: management has authorized and committed to funding the software project and it is probable that the project will be completed and the software will be used to perform the function intended. ASU 2025-06 will also require entities to follow different disclosure requirements for capitalized internal-use software costs. ASU 2025-06 is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted and allows for prospective, modified, or retrospective transition approach. The Company will adopt this guidance beginning with its first quarter ending March 31, 2028. The application of this new guidance is not expected to have a material impact on the Company's consolidated financial condition, results of operations, or cash flows.

NOTE 2 – SEGMENT REPORTING

The Company conducts its operations in the U.S., Canada, and Mexico, and collectively this represents its single operating segment, referred to as its automotive aftermarket parts segment, which is its only reportable segment. There have been no changes in the determination of segmentation or the measurements used to determine reported segment net income during the year ended December 31, 2025. The measure of segment assets is reported as "Total assets" on the accompanying Consolidated Balance Sheets as of December 31, 2025 and 2024. At December 31, 2025 and 2024, the Company's consolidated long-lived assets were located primarily in the United States and consolidated revenue was primarily generated within the United States for the years ending December 31, 2025, 2024 and 2023, with immaterial assets and revenues associated with international operations.

The table below identifies the Company's significant segment expenses regularly provided to the chief operating decision maker that are included in reported segment profit or loss, which is consolidated net income, for the years ended December 31, 2025, 2024 and 2023 (in thousands):

	For the Year Ended December 31,		
	2025	2024	2023
Automotive aftermarket parts segment:			
Sales	$ **17,781,992**	$ 16,708,479	$ 15,812,250
Cost of goods sold, including warehouse and distribution expenses	**8,607,851**	8,153,990	7,707,447
Gross profit	**9,174,141**	8,554,489	8,104,803
Less: Team Member compensation expense [1]	**3,587,196**	3,334,574	3,139,448
Rent expense [2]	**461,744**	429,686	402,572
Depreciation and amortization expense	**415,209**	372,878	333,678
Advertising expense	**91,061**	90,744	85,706
Other segment items [3]	**1,143,696**	1,058,995	936,981
Interest expense	**235,064**	222,548	201,668
Provision for income taxes	**701,962**	658,384	658,169
Consolidated net income	$ **2,538,209**	$ 2,386,680	$ 2,346,581

[1] Team Member compensation expense derived from selling, general and administrative expenses included in Segment net income includes payroll expense, benefits and withholdings expense, share-based compensation expense, and nonqualified deferred compensation expense.

[2] Rent expense derived from selling, general and administrative expenses included in Segment net income includes rent and common area maintenance expense.

[3] Other segment items included in Segment net income includes vehicle expenses, utilities expense, real estate taxes and insurance expense, bad debt and banking fees expense, interest income, and other operating expenses.

NOTE 3 – FAIR VALUE MEASUREMENTS

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis:

The Company invests in various marketable securities with the intention of selling these securities to fulfill its future unsecured obligations under the Company's nonqualified deferred compensation plan. See Note 14 for further information concerning the Company's benefit plans.

The Company's marketable securities were accounted for as trading securities and the carrying amount of its marketable securities were included in "Other assets, net" on the accompanying Consolidated Balance Sheets as of December 31, 2025 and 2024. The Company recorded an increase in fair value related to its marketable securities in the amount of $8.0 million and $7.1 million for the year ended December 31, 2025 and 2024, respectively, which were included in "Other income (expense)" on the accompanying Consolidated Statements of Income.

The tables below identify the estimated fair value of the Company's marketable securities, determined by reference to quoted market prices (Level 1), as of December 31, 2025 and 2024 (in thousands):

	December 31, 2025			
	Quoted Priced in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Marketable securities	$ 67,840	$ —	$ —	$ 67,840

	December 31, 2024			
	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Marketable securities	$ 65,156	$ —	$ —	$ 65,156

Non-financial Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis:

Certain long-lived non-financial assets and liabilities may be required to be measured at fair value on a nonrecurring basis in certain circumstances, including when there is evidence of impairment. These non-financial assets and liabilities may include assets acquired in a business combination or property and equipment that are determined to be impaired. As of December 31, 2025 and 2024, the Company did not have any material non-financial assets or liabilities that had been measured at fair value subsequent to initial recognition.

Fair Value of Financial Instruments:

The carrying amounts of the Company's senior notes, unsecured revolving credit facility borrowings, and commercial paper program borrowings are included in "Long-term debt" on the accompanying Consolidated Balance Sheets as of December 31, 2025 and 2024.

The table below identifies the estimated fair value of the Company's senior notes, using the market approach. The fair values as of December 31, 2025 and 2024, were determined by reference to quoted market prices of the same or similar instruments (Level 2) (in thousands):

	December 31, 2025		December 31, 2024	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Senior Notes	$ 5,327,587	$ 5,308,675	$ 5,321,219	$ 5,151,768

The carrying amount of the Company's unsecured revolving credit facility approximates fair value (Level 2), as borrowings under the facility bear variable interest at current market rates. The carrying amount of the Company's commercial paper program approximates fair value (Level 2), as borrowings under the program bear interest at market rates prevailing at the time of issuance. See Note 9 for further information concerning the Company's senior notes, unsecured revolving credit facility, and commercial paper program.

The accompanying Consolidated Balance Sheets include other financial instruments, including cash and cash equivalents, accounts receivable, amounts receivable from suppliers, and accounts payable. Due to the short-term nature of these financial instruments, the Company believes that the carrying values of these instruments approximate their fair values.

NOTE 4 – ALLOWANCE FOR DOUBTFUL ACCOUNTS

The following table identifies the changes in the Company's allowance for doubtful accounts included in "Accounts receivable" on the accompanying Consolidated Balance Sheets as of December 31, 2025 and 2024 (in thousands):

	2025	2024
Allowance for doubtful accounts, balance at January 1	$ 22,545	$ 15,834
Reserve accruals	13,109	14,837
Uncollectable accounts written-off	(10,134)	(7,973)
Foreign currency translation	331	(153)
Allowance for doubtful accounts, balance at December 31	$ 25,851	$ 22,545

NOTE 5 – PROPERTY AND EQUIPMENT

The following table identifies the types and balances of property and equipment included in "Property and equipment, at cost" on the accompanying Consolidated Balance Sheets as of December 31, 2025 and 2024, and includes the estimated useful lives for its types of property and equipment (in thousands, except original useful lives):

	Original Useful Lives	December 31, 2025	December 31, 2024
Land		$ 1,228,262	$ 1,070,098
Buildings and building improvements	15 – 39 years	3,830,809	3,407,685
Leasehold improvements	3 – 25 years	1,438,562	1,277,447
Furniture, fixtures and equipment	3 – 20 years	2,461,876	2,250,540
Vehicles	5 – 10 years	790,700	748,315
Construction in progress		472,040	438,169
Total property and equipment		10,222,249	9,192,254
Less: accumulated depreciation and amortization		3,964,824	3,587,098
Net property and equipment		$ 6,257,425	$ 5,605,156

The Company recorded depreciation and amortization expense related to property and equipment in the amounts of $504.9 million, $457.0 million, and $404.9 million for the year ended December 31, 2025, 2024, and 2023, respectively, which were included in "Selling, general and administrative expenses" and "Cost of goods sold, including warehouse and distribution expenses" on the accompanying Consolidated Statements of Income.

The Company recorded charges of $2.5 million related to property and equipment for the year ended December 31, 2025, primarily due to certain hardware and software projects that were disposed or were no longer expected to provide a long-term benefit; $0.5 million related to property and equipment for the year ended December 31, 2024, primarily due to the write-down of equipment that exceeded market value; and $2.2 million related to property and equipment for the year ended December 31, 2023, primarily due to the write-down of equipment that exceeded market value and certain hardware and software projects that were disposed or were no longer expected to provide a long-term benefit, which were included in "Selling, general and administrative expenses" on the accompanying Consolidated Statements of Income.

NOTE 6 – LEASES

Operating Lease Commitments:

The following table summarizes Total lease cost for the years ended December 31, 2025, 2024, and 2023, which was primarily included in "Selling, general and administrative expenses" on the accompanying Consolidated Statements of Income (in thousands):

	For the Year Ended December 31,		
	2025	2024	2023
Operating lease cost	$ 457,952	$ 425,481	$ 398,537
Short-term operating lease cost	8,187	8,206	9,508
Variable operating lease cost	130,778	114,634	99,911
Sublease income	(4,796)	(4,826)	(4,805)
Total lease cost	$ 592,121	$ 543,495	$ 503,151

The following table summarizes other lease related information for the years ended December 31, 2025 and 2024 (in thousands):

	For the Year Ended December 31,	
	2025	2024
Cash paid for amounts included in the measurement of operating lease liabilities:		
Operating cash flows from operating leases	$ 453,544	$ 416,714
Right-of-use assets obtained in exchange for new operating lease liabilities	375,163	423,196

The following table identifies the future minimum lease payments under all of the Company's operating leases for each of the next five years, and in the aggregate thereafter, and reconciles to the present value of the "Operating lease liabilities, less current portion" included in the accompanying Consolidated Balance Sheet as of December 31, 2025 (in thousands):

| | December 31, 2025 | | |
	Related Parties	Non-Related Parties	Total
2026	$ 4,188	$ 442,624	$ 446,812
2027	3,370	410,365	413,735
2028	3,182	360,190	363,372
2029	1,119	312,368	313,487
2030	336	268,913	269,249
Thereafter	25	1,213,576	1,213,601
Total operating lease payments	**12,220**	**3,008,036**	**3,020,256**
Less: present value discount	897	544,764	545,661
Total operating lease liabilities	**11,323**	**2,463,272**	**2,474,595**
Less: current portion of operating lease liabilities	4,188	435,719	439,907
Operating lease liabilities, less current portion	$ **7,135**	$ **2,027,553**	$ **2,034,688**

See Note 16 for further information concerning the Company's related party operating leases.

The future minimum lease payments under the Company's operating leases, in the table above, do not include potential amounts for percentage rent and other variable operating lease related costs and have not been reduced by expected future minimum sublease income under non-cancelable subleases, which was approximately $8.8 million as of December 31, 2025. The weighted-average remaining lease term and weighted-average discount rate for the Company's operating leases was 8.9 years and 4.6%, respectively, as of December 31, 2025.

The present value discount component of the future minimum lease payments under the Company's operating leases, in the table above, was primarily calculated using the Company's incremental borrowing rate based on information available at the lease commencement or modification date. Inputs for the calculation of the Company's incremental borrowing rate include valuations and yields of U.S. domestic investment grade corporate bonds and the applicable credit spread over comparable U.S. Treasury rates, adjusted to a collateralized basis by estimating the credit spread improvement that would result from an upgrade of one ratings classification. When the implicit rate of a lease is available, the implicit rate is used in the calculation and not the Company's incremental borrowing rate.

NOTE 7 – GOODWILL AND OTHER INTANGIBLES

Goodwill:

Goodwill is reviewed for impairment annually during the fourth quarter, or more frequently if events or changes in circumstances indicate that impairment may exist. Goodwill is not amortizable for financial statement purposes. The Company did not record any goodwill impairment during the years ended December 31, 2025, 2024, or 2023.

The following table identifies the changes in goodwill, which were included in "Goodwill" on the accompanying Consolidated Balance Sheets for the years ended December 31, 2025 and 2024 (in thousands):

	2025	2024
Goodwill, balance at January 1,	$ 930,161	$ 897,696
Change in goodwill related to acquisitions	4,657	52,105
Foreign currency translation	13,390	(19,640)
Goodwill, balance at December 31,	$ 948,208	$ 930,161

Intangibles Other than Goodwill:

The following table identifies the components of the Company's intangible assets, inclusive of foreign currency translation adjustments, which were included in "Other assets, net" on the accompanying Consolidated Balance Sheets for the years ended December 31, 2025 and 2024 (in thousands):

	December 31, 2025			December 31, 2024		
	Cost of Intangibles	Accumulated Amortization	Net Intangibles	Cost of Intangibles	Accumulated Amortization	Net Intangibles
Finite-lived intangible assets:						
Trade names [1]	$ 2,933	$ (2,230)	$ 703	$ 2,536	$ (1,612)	$ 924
Non-compete agreements [2]	2,141	(1,736)	405	2,161	(1,548)	613
Customer relationships [3]	41,506	(10,023)	31,483	38,758	(6,193)	32,565
Total finite-lived intangible assets	46,580	(13,989)	32,591	43,455	(9,353)	34,102
Indefinite-lived intangible assets:						
Trade names	39,103	—	39,103	33,810	—	33,810
Total intangible assets	$ 85,683	$ (13,989)	$ 71,694	$ 77,265	$ (9,353)	$ 67,912

[1] Weighted-average remaining useful life of approximately 1.9 years as of December 31, 2025.

[2] Weighted-average remaining useful life of approximately 2.5 years as of December 31, 2025.

[3] Weighted-average remaining useful life of approximately 11.9 years as of December 31, 2025.

During the years ended December 31, 2025 and 2024, the Company recorded non-compete agreement assets in conjunction with small acquisitions in the amount of less than $0.1 million for each year. Other than the non-compete agreement assets, the Company did not record additional finite-lived assets during the year ended December 31, 2025, or indefinite-lived intangible assets during the years ended December 31, 2025 and 2024. During the year ended December 31, 2024, the Company recorded a finite-lived asset, related to customer relationships from the Vast Auto acquisition, in the amount of $32.8 million. For the year ended December 31, 2025, 2024, and 2023, the Company recorded aggregate amortization expense related to its intangible assets in the amounts of $3.6 million, $3.6 million and $3.0 million, respectively.

Indefinite-lived intangible assets, such as trade names, are reviewed for impairment annually during the fourth quarter, or more frequently if events or changes in circumstances indicate that impairment may exist. The Company did not record any indefinite-lived intangible asset impairment during the years ended December 31, 2025, 2024, or 2023.

The following table identifies the estimated amortization expense of the Company's intangibles for each of the next five years, and the aggregate thereafter, and reconciles to net, finite-lived intangible assets included in "Other assets, net" on the accompanying Consolidated Balance Sheets as of December 31, 2025 (in thousands):

	December 31, 2025 Amortization Expense
2026	$ 3,654
2027	3,516
2028	3,176
2029	3,009
2030	2,140
Thereafter	17,096
Total net, finite-lived intangible assets	$ 32,591

NOTE 8 – SUPPLIER FINANCE PROGRAMS

The Company has established and maintains supplier finance programs with certain third-party financial institutions, which allow participating merchandise suppliers to voluntarily elect to assign the Company's payment obligations due to these merchandise suppliers to one of the designated third-party institutions. Under these supplier finance programs, the Company has agreed to pay the third-party financial institutions the stated amount of confirmed merchandise supplier invoices on the original maturity dates of the invoices, which are generally for a term of one year. The Company does not have any assets pledged as security or other forms of guarantees for the committed payment to the third-party institutions. As of December 31, 2025, and 2024, the Company had obligations outstanding under these programs for invoices that were confirmed as valid to the third-party financial institutions in the amounts of $5.1 billion and $4.8 billion, respectively, which were included as a component of "Accounts payable" on the accompanying Consolidated Balance Sheets.

The following table identifies the changes in the outstanding obligations of the Company's supplier finance programs for the year ended December 31, 2025 and 2024 (in thousands):

	2025	2024
Obligations outstanding, balance at January 1,	$ 4,807,430	$ 4,423,008
Invoices added	5,582,708	5,338,154
Invoices paid	(5,244,760)	(4,953,732)
Obligations outstanding, balance at December 31,	**$ 5,145,378**	**$ 4,807,430**

NOTE 9 – FINANCING

The following table identifies the amounts included in "Long-term debt" on the accompanying Consolidated Balance Sheets as of December 31, 2025 and 2024 (in thousands):

	December 31,	
	2025	2024
Commercial paper program, weighted-average variable interest rate of 3.979% as of December 31, 2025 and 4.750% as of December 31, 2024	690,000	200,000
3.550% Senior Notes due 2026, effective interest rate of 3.570%	500,000	500,000
5.750% Senior Notes due 2026, effective interest rate of 5.767%	750,000	750,000
3.600% Senior Notes due 2027, effective interest rate of 3.619%	750,000	750,000
4.350% Senior Notes due 2028, effective interest rate of 4.383%	500,000	500,000
3.900% Senior Notes due 2029, effective interest rate of 3.901%	500,000	500,000
4.200% Senior Notes due 2030, effective interest rate of 4.205%	500,000	500,000
1.750% Senior Notes due 2031, effective interest rate of 1.798%	500,000	500,000
4.700% Senior Notes due 2032, effective interest rate of 4.740%	850,000	850,000
5.000% Senior Notes due 2034, effective interest rate of 5.028%	500,000	500,000
Total principal amount of debt	6,040,000	5,550,000
Less: Unamortized discount and debt issuance costs	23,096	29,068
Total long-term debt	$ 6,016,904	$ 5,520,932

The following table identifies the principal maturity payments of the Company's financing facilities for each of the next five years, and in the aggregate thereafter, as of December 31, 2025 (in thousands):

	December 31, 2025 Scheduled Maturities
2026	$ 1,940,000
2027	750,000
2028	500,000
2029	500,000
2030	500,000
Thereafter	1,850,000
Total principal amount of debt	**$ 6,040,000**

Unsecured Revolving Credit Facility:

The Company is party to a credit agreement dated June 15, 2021, as amended and restated by the First Amended and Restated Credit Agreement as of March 31, 2025 (the "Credit Agreement"). The Credit Agreement provides for a five-year $2.25 billion unsecured revolving credit facility (the "Revolving Credit Facility") arranged by JPMorgan Chase Bank, N.A., which is scheduled to mature in March of 2030. The Credit Agreement includes a $200 million sub-limit for the issuance of letters of credit and a $75 million sub-limit for swing line borrowings under the Revolving Credit Facility. As described in the Credit Agreement governing the Revolving Credit Facility, the Company may, from time to time, subject to certain conditions, increase the aggregate commitments under the Revolving Credit Facility by up to $900 million, provided that the aggregate amount of the commitments does not exceed $3.15 billion at any time.

As of December 31, 2025 and 2024, the Company had outstanding letters of credit, primarily to support obligations related to workers' compensation, general liability and other insurance policies, under the Credit Agreement each in the amount of $5.3 million and $5.4 million, respectively, reducing the aggregate availability under the Credit Agreement by those amounts. Substantially all of the outstanding letters of credit have a one-year term from the date of issuance. As of December 31, 2025 and 2024, the Company had no outstanding borrowings under its Revolving Credit Facility.

Borrowings under the Revolving Credit Facility (other than swing line loans) bear interest, at the Company's option, at either an Alternate Base Rate or an Adjusted Term SOFR Rate (both as defined in the Credit Agreement) plus an applicable margin, which will vary from 0.000% to 0.050% in the case of loans bearing interest at the Alternate Base Rate and 0.680% to 1.075% in the case of loans bearing interest at the Adjusted Term SOFR Rate, in each case based upon the better of the ratings assigned to our debt by Moody's Investor Service, Inc. and Standard & Poor's Rating Services, subject to limited exceptions. Swing line loans made under the Revolving Credit Facility bear interest at an Alternate Base Rate plus the applicable margin for Alternate Base Rate loans. In addition, the Company pays a facility fee on the aggregate amount of the commitments under the Credit Agreement in an amount equal to a percentage of such commitments, varying from 0.070% to 0.175% per annum. The interest rate margins and facility fee are based upon the better of the ratings assigned to the Company's debt by Moody's Investor Service, Inc. and Standard & Poor's Ratings Services, subject to limited exceptions. As of December 31, 2025, based upon the Company's current credit ratings, its margin for Alternate Base Rate loans was 0.000%, its margin for Term Benchmark Revolving Loans was 0.900%, and its facility fee was 0.100%.

The Credit Agreement contains certain covenants, including limitations on subsidiary indebtedness, a minimum consolidated fixed charge coverage ratio of 2.50:1.00 and a maximum consolidated leverage ratio of 3.50:1.00. The consolidated fixed charge coverage ratio includes a calculation of earnings before interest, taxes, depreciation, amortization, rent, and non-cash share-based compensation expense to fixed charges. Fixed charges include interest expense, capitalized interest, and rent expense. The consolidated leverage ratio includes a calculation of adjusted debt to earnings before interest, taxes, depreciation, amortization, rent, and non-cash share-based compensation expense. Adjusted debt includes outstanding debt, outstanding stand-by letters of credit, and similar instruments, and five-times rent expense and excludes any premium or discount recorded in conjunction with the issuance of long-term debt. In the event that the Company should default on any covenant (subject to customary grace periods, cure rights, and materiality thresholds) contained in the Credit Agreement, certain actions may be taken, including, but not limited to, possible termination of commitments, immediate payment of outstanding principal amounts plus accrued interest and other amounts payable under the Credit Agreement, and litigation from lenders. As of December 31, 2025, the Company remained in compliance with all covenants under the Credit Agreement.

In addition to the letters of credit issued under the Credit Agreement described above, as of December 31, 2025 and 2024, the Company had other outstanding letters of credit, primarily to support obligations under workers' compensation, general liability, and other insurance policies, in the amount of $150.4 million and $121.9 million, respectively. Substantially all of these letters of credit have a one-year term from the date of issuance and were not issued under the Company's Credit Agreement or another committed facility.

Commercial Paper Program:

On August 9, 2023, the Company established a commercial paper program (the "Program") pursuant to which it may issue short-term, unsecured commercial paper notes (the "Notes") under the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended. Amounts available under the Program may be borrowed, repaid, and re-borrowed from time to time, with the aggregate face or principal amount of the Notes outstanding under the Program at any time not to exceed $2.25 billion. The Notes will have maturities of up to 397 days from the date of issue. The Notes rank at least pari passu with all of the Company's other unsecured and unsubordinated indebtedness. The Company plans to use its Revolving Credit Facility as a liquidity backstop for the repayment of Notes outstanding under the Program. The Notes issued under the Program were included in "Long-term debt" on the accompanying Consolidated Balance Sheet as of December 31, 2025 and 2024, as the Company has the ability and intent to refinance these Notes on a long-term basis.

Senior Notes:

As of December 31, 2025, the Company has issued and outstanding a cumulative $5.4 billion aggregate principal amount of unsecured senior notes, which are due between 2026 and 2034, with UMB Bank, N.A. and U.S. Bank Trust Company, National Association as trustees. Interest on the senior notes, ranging from 1.750% to 5.750%, is payable semi-annually and is computed on the basis of a 360-day year. The $500 million aggregate principal amount of unsecured 3.550% Senior Notes due 2026 and $750 million aggregate principal amount of unsecured 5.750% Senior Notes due 2026 were included in "Long-term debt" on the accompanying Consolidated

Balance Sheet as of December 31, 2025, as the Company has the ability and intent to refinance these notes on a long-term basis. None of the Company's subsidiaries is a guarantor under the senior notes. Each of the senior notes is subject to certain customary covenants, with which the Company complied as of December 31, 2025.

NOTE 10 – WARRANTIES

The Company's product warranty liabilities are included in "Other current liabilities" on the accompanying Consolidated Balance Sheets as of December 31, 2025 and 2024. The following table identifies the changes in the Company's aggregate product warranty liabilities for the years ended December 31, 2025 and 2024 (in thousands):

	2025	2024
Warranty liabilities, balance at January 1,	$ 133,251	$ 117,895
Warranty claims	(250,072)	(203,645)
Warranty accruals	263,021	219,121
Foreign currency translation	79	(120)
Warranty liabilities, balance at December 31,	$ 146,279	$ 133,251

NOTE 11 – SHARE REPURCHASE PROGRAM

In January of 2011, the Company's Board of Directors approved a share repurchase program. Under the program, the Company may, from time to time, repurchase shares of its common stock, solely through open market purchases effected through a broker dealer at prevailing market prices, based on a variety of factors such as price, corporate trading policy requirements, and overall market conditions. The Company's Board of Directors may increase or otherwise modify, renew, suspend, or terminate the share repurchase program at any time, without prior notice. As announced on November 22, 2024, and November 18, 2025, the Company's Board of Directors each time approved a resolution to increase the authorization amount under the share repurchase program by an additional $2.0 billion, resulting in a cumulative authorization amount of $29.8 billion. The additional authorizations are effective for three years, beginning on its respective announcement date.

The following table identifies shares of the Company's common stock that have been repurchased as part of the Company's publicly announced share repurchase program for the years ended December 31, 2025 and 2024 (in thousands, except per share data):

	For the Year Ended December 31,	
	2025	2024
Shares repurchased	22,728	29,043
Average price per share	$ 92.26	$ 71.50
Total investment	$ 2,096,840	$ 2,076,510

As of December 31, 2025, the Company had $2.4 billion remaining under its share repurchase program. Excise tax on shares repurchased, assessed at one percent of the fair market value of net shares repurchased, was $21.0 million for the year ended December 31, 2025.

Subsequent to the end of the year and through February 27, 2026, the Company repurchased an additional 4.7 million shares of its common stock under its share repurchase program, at an average price of $93.61, for a total investment of $436.3 million. The Company has repurchased a total of 1.5 billion shares of its common stock under its share repurchase program since the inception of the program in January of 2011 and through February 27, 2026, at an average price of $18.93, for a total aggregate investment of $27.8 billion. As of February 27, 2026, we had approximately $2.0 billion remaining under our share repurchase program.

NOTE 12 – ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) includes adjustments for foreign currency translations. The table below summarizes activity for changes in accumulated other comprehensive loss included in "Accumulated other comprehensive income (loss)" on the accompanying Consolidated Balance Sheets as of December 31, 2025 and 2024 (in thousands):

	Foreign Currency [1]		Total Accumulated Other Comprehensive Income (Loss)	
Accumulated other comprehensive income, balance at December 31, 2023	$	39,388	$	39,388
Change in accumulated other comprehensive loss		(82,201)		(82,201)
Accumulated other comprehensive loss, balance at December 31, 2024	$	(42,813)	$	(42,813)
Change in accumulated other comprehensive income		69,567		69,567
Accumulated other comprehensive income, balance at December 31, 2025	$	26,754	$	26,754

[1] Foreign currency translation is not shown net of additional U.S. tax, as other basis differences of non-U.S. subsidiaries are intended to be permanently reinvested.

NOTE 13 – REVENUE

The table below identifies the Company's revenues disaggregated by major customer type for the years ended December 31, 2025, 2024, and 2023 (in thousands):

	For the Year Ended December 31,					
	2025		2024		2023	
Sales to do-it-yourself customers	$	8,765,647	$	8,473,041	$	8,248,213
Sales to professional service provider customers		8,651,746		7,836,283		7,245,747
Other sales and sales adjustments		364,599		399,155		318,290
Total sales	$	17,781,992	$	16,708,479	$	15,812,250

As of December 31, 2025 and 2024, the Company had recorded a deferred revenue liability of $7.8 million and $6.8 million, respectively, related to its loyalty program, which were included in "Other liabilities" on the accompanying Consolidated Balance Sheets. During the year ended December 31, 2025, 2024, and 2023, the Company recognized $19.8 million, $17.3 million and $13.9 million, respectively, of revenue related to its loyalty program, which were included in "Sales" on the accompanying Consolidated Statements of Income.

See Note 10 for information concerning the expected costs associated with the Company's assurance warranty obligations.

NOTE 14 – SHARE-BASED COMPENSATION AND BENEFIT PLANS

The Company recognizes share-based compensation expense based on the fair value of the grants, awards, or shares at the time of the grant, award, or issuance. Share-based compensation includes stock option awards, restricted stock awards, and stock appreciation rights issued under the Company's incentive plans and stock issued through the Company's employee stock purchase plan.

The table below identifies the shares that have been authorized for issuance and the shares available for future issuance under the Company plans, as of December 31, 2025 (in thousands):

	December 31, 2025	
Plans	Total Shares Authorized for Issuance under the Plans	Shares Available for Future Issuance under the Plans
Incentive Plans	175,650	55,937
Employee Stock Purchase Plan	25,250	5,206
Profit Sharing and Savings Plan	63,000	—

Stock Options:

The Company's incentive plans provide for the granting of stock options for the purchase of common stock of the Company to certain key employees of the Company. Employee stock options are granted at an exercise price that is equal to the closing market price of the Company's common stock on the date of the grant. Employee stock options granted under the plans expire after 10 years and typically vest 25% per year, over four years. The Company records compensation expense for the grant date fair value of the option awards evenly over the vesting period or minimum required service period.

The table below identifies stock option activity under these plans during the year ended December 31, 2025:

	Shares (in thousands)	Weighted- Average Exercise Price	Average Remaining Contractual Terms	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2024	9,422	$ 36.59		
Granted	891	89.82		
Exercised	(2,051)	26.28		
Forfeited or expired	(78)	66.05		
Outstanding at December 31, 2025	**8,184**	**$ 44.70**	**5.5 Years**	**$ 382,128**
Vested or expected to vest at December 31, 2025	**8,049**	**$ 44.26**	**5.5 Years**	**$ 377,929**
Exercisable at December 31, 2025	**5,592**	**$ 32.59**	**4.3 Years**	**$ 327,772**

The fair value of each stock option award is estimated on the date of the grant using the Black-Scholes option pricing model. The Black-Scholes model requires the use of assumptions, including the risk-free rate, expected life, expected volatility, and expected dividend yield.

- Risk-Free Interest Rate – The United States Treasury rates in effect at the time the options are granted for the options' expected life.
- Expected Life – Represents the period of time that options granted are expected to be outstanding. The Company uses historical experience to estimate the expected life of options granted.
- Expected Volatility – Measure of the amount, by which the Company's stock price is expected to fluctuate, based on a historical trend.
- Expected Dividend Yield – The Company has not paid, nor does it have plans in the foreseeable future to pay, any dividends.

The table below identifies the weighted-average assumptions used for grants awarded during the years ended December 31, 2025, 2024, and 2023:

	December 31,		
	2025	2024	2023
Risk free interest rate	**4.18 %**	4.16 %	3.96 %
Expected life	**6.6 Years**	6.4 Years	6.3 Years
Expected volatility	**26.7 %**	28.2 %	29.0 %
Expected dividend yield	**— %**	— %	— %

The following table summarizes activity related to stock options awarded by the Company for the years ended December 31, 2025, 2024, and 2023:

	For the Year Ended December 31,		
	2025	2024	2023
Compensation expense for stock options awarded (in thousands)	$ **28,309**	$ 23,024	$ 22,090
Income tax benefit from compensation expense related to stock options (in thousands)	**6,997**	5,769	5,477
Total intrinsic value of stock options exercised (in thousands)	**136,307**	239,563	170,521
Cash received from exercise of stock options (in thousands)	**53,890**	106,670	71,153
Weighted-average grant-date fair value of options awarded	$ **33.43**	$ 26.94	$ 21.54
Weighted-average remaining contractual life of exercisable options (in years)	**5.5**	5.6	5.3

At December 31, 2025, the remaining unrecognized compensation expense related to unvested stock option awards was $44.2 million, and the weighted-average period of time, over which this cost will be recognized, is 2.6 years.

Restricted Stock:

The Company's incentive plans provide for the awarding of shares of restricted stock to certain key employees or the non-employee directors of the Company that vest after one-year or evenly over a three-year period and are held in escrow until such vesting has occurred. Generally, unvested shares are forfeited when an employee or a director ceases employment or service on the Company's

Board of Directors, for reasons other than death or retirement. The fair value of shares awarded under these plans is based on the closing market price of the Company's common stock on the date of award, and compensation expense is recorded over the vesting period or minimum required service period.

The table below identifies restricted stock activity under these plans during the year ended December 31, 2025 (in thousands, except per share data):

	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at December 31, 2024	35	$ 64.38
Granted during the period	23	90.21
Vested during the period [1]	(35)	64.38
Forfeited during the period	—	—
Non-vested at December 31, 2025	**23**	**$ 90.21**

[1]   Includes less than five thousand shares withheld to cover employees' taxes upon vesting.

The following table summarizes activity related to restricted stock awarded by the Company for the years ended December 31, 2025, 2024, and 2023 (in thousands, except per share data):

	For the Year Ended December 31,		
	2025	2024	2023
Compensation expense for restricted shares awarded	$ 2,053	$ 1,967	$ 1,869
Income tax benefit from compensation expense related to restricted shares	$ 507	$ 493	$ 463
Total fair value of restricted shares at vest date	$ 3,109	$ 3,093	$ 2,693
Shares awarded under the plans	23	29	32
Weighted-average grant-date fair value of shares awarded under the plans	$ 90.21	$ 68.22	$ 59.24

At December 31, 2025, the remaining unrecognized compensation expense related to unvested restricted share awards was $0.5 million, and the weighted-average period of time, over which this cost will be recognized, is 0.3 years.

Employee Stock Purchase Plan:

The Company's employee stock purchase plan (the "ESPP") permits eligible employees to purchase shares of the Company's common stock at 85% of the fair market value. Employees may authorize the Company to withhold up to 5% of their annual salary to participate in the plan. The fair value of shares issued under the ESPP is based on the average of the high and low market prices of the Company's common stock during the offering periods, and compensation expense is recognized based on the discount between the grant-date fair value and the employee purchase price for the shares sold to employees.

The table below summarizes activity related to the Company's ESPP for the years ended December 31, 2025, 2024, and 2023 (in thousands, except per share data):

	For the Year Ended December 31,		
	2025	2024	2023
Compensation expense for shares issued under the ESPP	$ 4,753	$ 3,940	$ 3,552
Income tax benefit from compensation expense related to shares issued under the ESPP	$ 1,175	$ 987	$ 881
Shares issued under the ESPP	336	360	394
Weighted-average price of shares issued under the ESPP	$ 80.05	$ 61.99	$ 51.07

Stock Appreciation Rights:

The Company's incentive plans provide for the granting of stock appreciation rights, which expire after 10 years and vest 25% per year, over four years, and are settled in cash. There were 176,535 and 204,765 stock appreciation rights outstanding as of December 31, 2025 and 2024, respectively. During the year ended December 31, 2025, there were 21,270 stock appreciation rights granted, 43,665 stock appreciation rights exercised, and 5,835 stock appreciation rights forfeited. The liability for compensation to be paid for redeemed stock appreciation rights was $7.3 million and $6.4 million as of December 31, 2025 and 2024, respectively, which were included in "Other liabilities" on the Consolidated Balance Sheets. The Company recorded compensation expense for stock appreciation rights in the amounts of $2.4 million, $4.3 million and $1.1 million for the year ended December 31, 2025, 2024, and 2023, respectively, which were included in "Selling, general and administrative expenses" on the accompanying Consolidated Statements of Income.

Benefit Plans:

The Company sponsors a contributory profit sharing and savings plan (the "401(k) Plan") that covers substantially all employees who are at least 21 years of age. The Company makes matching contributions equal to 100% of the first 2% of each employee's wages that are contributed and 25% of the next 4% of each employee's wages that are contributed. The Company also sponsors a nonqualified deferred compensation plan (the "Deferred Compensation Plan") for highly compensated employees whose contributions to the 401(k) Plan are limited due to the application of the annual limitation under the Internal Revenue Code. In the event of bankruptcy, the assets of the Deferred Compensation Plan are available to satisfy the claims of general creditors. The Company has an unsecured obligation to pay, in the future, the value of the deferred compensation and Company match, if applicable, adjusted to reflect the performance, whether positive or negative, of selected investment measurement options chosen by each participant during the deferral period. The Company may make discretionary contributions to the 401(k) Plan or the Deferred Compensation Plan on an annual basis as determined by the Board of Directors.

The Company did not make any discretionary contributions to the 401(k) Plan or the Deferred Compensation Plan during the years ended December 31, 2025, 2024, or 2023. The Company expensed matching contributions under the plans in the amount of $58.9 million, $52.7 million and $48.6 million for the year ended December 31, 2025, 2024, and 2023, respectively, which were primarily included in "Selling, general and administrative expenses" on the accompanying Consolidated Statements of Income. The liability for compensation deferred under the Deferred Compensation Plan was $67.8 million and $65.2 million as of December 31, 2025 and 2024, respectively, which were included in "Other liabilities" on the accompanying Consolidated Balance Sheets. See Note 3 for further information concerning the Company's marketable securities held to fulfill our future unsecured obligations under this plan.

NOTE 15 – COMMITMENTS

Construction Commitments:

As of December 31, 2025, the Company had purchase obligations for construction contract commitments in the amount of $275.9 million.

Letters of Credit Commitments:

As of December 31, 2025, the Company had outstanding letters of credit, primarily to satisfy workers' compensation, general liability, and other insurance policies, in the amount of $155.6 million. See Note 9 for further information concerning the Company's letters of credit commitments.

Debt Financing Commitments:

Each series of senior notes is redeemable in whole, at any time, or in part, from time to time, at the Company's option upon not less than 30 nor more than 60 days notice at a redemption price, plus any accrued and unpaid interest to, but not including, the redemption date, equal to the greater of (i) 100% of the principal amount thereof or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis at the applicable Treasury Yield plus basis points identified in the indenture governing such series of senior notes; provided, that on or after the date that is three months prior to the maturity date of the series of senior notes, such series of senior notes is redeemable at a redemption price equal to par plus accrued and unpaid interest to, but not including, the redemption date. In addition, if at any time the Company undergoes a Change of Control Triggering Event, as defined in the indenture governing such series of senior notes, the holders may require the Company to repurchase all or a portion of their senior notes at a price equal to 101% of the principal amount of the notes being repurchased, plus accrued and unpaid interest, if any, but not including the repurchase date. See Note 9 for further information concerning the Company's debt financing commitments.

Self-Insurance Reserves:

The Company uses a combination of insurance and self-insurance mechanisms to provide for potential liabilities for Team Member health care benefits, workers' compensation, vehicle liability, general liability, and property loss. With the exception of certain Team Member health care benefit liabilities, employment related claims and litigation, certain commercial litigation and certain regulatory matters, the Company obtains third-party insurance coverage to limit its exposure to this obligation. See Note 1 for further information concerning the Company's self-insurance reserves.

Federal Renewable Energy Tax Credits:

Subsequent to the end of the year, the Company entered into a conditional agreement to purchase transferrable federal renewable energy tax credits ("RETC"). As of February 27, 2026, the Company had a total commitment of approximately $450 million to purchase RETCs, with the final closing payment anticipated to occur by August of 2026.

NOTE 16 – RELATED PARTIES

The Company leases certain land and buildings related to 66 of its O'Reilly Auto Parts stores and one surplus property under fifteen- or twenty-year operating lease agreements with entities that include one or more of the Company's affiliated directors or members of an affiliated director's immediate family. Generally, these lease agreements provide for renewal options for an additional five years at the option of the Company and the lease agreements are periodically modified to further extend the lease term for specific stores under the agreements. Lease payments under these operating leases totaled $4.6 million, $4.8 million, and $4.7 million for the year ended December 31, 2025, 2024, and 2023, respectively. The Company believes that the lease agreements with the affiliated entities are on terms comparable to those obtainable from third parties. See Note 6 for further information concerning the Company's operating leases.

NOTE 17 – INCOME TAXES

The following table identifies components of income from continuing operations before income taxes included in "Income before income taxes" on the accompanying Consolidated Statements of Income for the years ended December 31, 2025, 2024, and 2023 (in thousands):

	For the Year Ended December 31,		
	2025	2024	2023
Domestic	$ 3,259,128	$ 3,053,501	$ 2,994,856
Foreign	(18,957)	(8,437)	9,894
Income before income taxes	$ 3,240,171	$ 3,045,064	$ 3,004,750

Provision for Income Taxes:

The following tables reconcile the amounts included in "Provision for income taxes" on the accompanying Consolidated Statements of Income for the years ended December 31, 2025, 2024, and 2023 (in thousands):

	For the Year Ended December 31,		
	2025	2024	2023
Current:			
Federal income tax expense	$ 584,569	$ 587,496	$ 497,492
State income tax expense	153,026	120,209	109,924
Foreign income tax expense	1,911	446	2,521
Total current	739,506	708,151	609,937
Deferred:			
Federal income tax (benefit) expense	(20,482)	(43,222)	41,782
State income tax (benefit) expense	(8,986)	(3,229)	6,003
Foreign income tax (benefit) expense	(8,076)	(3,316)	447
Total deferred	(37,544)	(49,767)	48,232
Net income tax expense	$ 701,962	$ 658,384	$ 658,169

The following table outlines the reconciliation of the "Provision for income taxes" amounts included on the accompanying Consolidated Statements of Income to the amounts computed at the federal statutory rate for the years ended December 31, 2025, 2024, and 2023 (in thousands):

	For the Year Ended December 31,					
	2025		2024		2023	
	Amount	**Percent**	Amount	Percent	Amount	Percent
U.S. federal statutory tax rate	**$ 680,418**	**21.0 %**	$ 639,534	21.0 %	$ 630,998	21.0 %
State and local income taxes, net of federal income tax effect [(1)]	**104,123**	**3.2**	95,928	3.2	96,814	3.2
Nontaxable or nondeductible items:						
Excess tax benefit from share-based compensation	**(29,928)**	**(0.9)**	(39,871)	(1.3)	(35,950)	(1.2)
Other	**4,640**	**0.1**	3,575	0.1	5,247	0.2
Tax credits:						
Federal renewable energy tax credit	**(49,519)**	**(1.5)**	(28,345)	(0.9)	(19,627)	(0.6)
Other	**(9,979)**	**(0.3)**	(11,541)	(0.4)	(14,115)	(0.5)
Effect of cross-border tax laws	**—**	**—**	—	—	—	—
Effect of changes in tax laws or rates enacted in the current period	**—**	**—**	—	—	—	—
Change in unrecognized tax benefits	**11,696**	**0.4**	(817)	—	(502)	—
Changes in valuation allowances	**—**	**—**	—	—	—	—
Other adjustments	**(7,720)**	**(0.2)**	1,495	—	(4,905)	(0.2)
Foreign tax effects	**(1,769)**	**(0.1)**	(1,574)	(0.1)	209	—
Total	**$ 701,962**	**21.7 %**	$ 658,384	21.6 %	$ 658,169	21.9 %

[(1)] State taxes in California, Illinois, Minnesota, Tennessee, and Texas for the years ended December 31, 2025, 2024, and 2023, made up the majority (greater than 50%) of the tax effect in this category.

The Company has purchased transferrable federal renewable energy tax credits, and during the year ended December 31, 2025, 2024, and 2023, the Company recognized federal renewable energy tax credits in the amount $453.1 million, $376.4 million, and $336.5 million, respectively. As of December 31, 2025 and 2024, the Company had recorded a liability for the purchase of transferrable federal renewable energy tax credits in the amount of $17.6 million and $346.6 million, respectively, which were included in "Other current liabilities" on the accompanying Consolidated Balance Sheets. Payments for the purchases of transferrable federal renewable energy tax credits are included in income taxes paid.

Income taxes have not been accrued by the Company for the unremitted earnings of its foreign subsidiaries because such earnings are intended to be reinvested in the subsidiaries indefinitely.

Income Taxes Paid:

The following table outlines the components of income taxes paid (net of refunds received) for the years ended December 31, 2025, 2024, and 2023 (in thousands):

	December 31,		
	2025	2024	2023
Federal	**$ 921,798**	$ 508,917	$ 208,310
State	**140,673**	126,802	100,085
Foreign	**5,053**	4,707	6,665
Total income taxes paid	**$ 1,067,524**	$ 640,426	$ 315,060

Deferred Income Tax Assets and Liabilities:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and also include the tax effect of carryforwards.

The following table identifies significant components of the Company's net deferred tax liabilities included in "Deferred income taxes" on the accompanying Consolidated Balance Sheets as of December 31, 2025 and 2024 (in thousands):

| | December 31, | |
	2025	2024
Deferred tax assets:		
Allowance for doubtful accounts	$ 4,488	$ 4,161
Other accruals	195,819	174,307
Operating lease liability	604,407	589,140
Net operating loss	14,172	5,831
Other	19,700	17,726
Total deferred tax assets	838,586	791,165
Deferred tax liabilities:		
Inventories	59,192	118,712
Property and equipment	341,413	298,804
Operating lease asset	582,567	568,577
Other	66,624	52,671
Total deferred tax liabilities	1,049,796	1,038,764
Net deferred tax liabilities	$ (211,210)	$ (247,599)

As of December 31, 2025 and 2024, the Company had foreign net operating loss ("NOL") carryforwards totaling approximately $45.7 million ($14.2 million tax effected) and $17.9 million ($5.8 million tax effected), respectively. These NOLs will expire, if not utilized, in various years ranging from 2033 to 2035.

Unrecognized Tax Benefits:

The following table summarizes the changes in the gross amount of unrecognized tax benefits, excluding interest and penalties, for the years ended December 31, 2025, 2024, and 2023 (in thousands):

	2025	2024	2023
Unrealized tax benefit, balance at January 1,	$ 22,524	$ 23,943	$ 24,798
Additions based on tax positions related to the current year	3,493	3,907	3,932
Additions based on tax positions related to the prior years	8,401	—	—
Payments related to items settled with taxing authorities	(10,683)	(420)	—
Reductions due to the lapse of statute of limitations and settlements	(3,133)	(4,906)	(4,787)
Unrealized tax benefit, balance at December 31,	$ 20,602	$ 22,524	$ 23,943

For the year ended December 31, 2025, 2024, and 2023, the Company recorded a reserve in the amount of $19.3 million, $21.0 million and $21.9 million, respectively, for unrecognized tax benefits, including interest and penalties, net of federal benefits, which if recognized would affect the Company's effective tax rate. The timing related to the ultimate resolution or settlement of these uncertain tax positions cannot be determined. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2025, 2024, and 2023, the Company had accrued approximately $3.9 million, $4.0 million and $3.9 million, respectively, of interest and penalties related to uncertain tax positions before the benefit of the deduction for interest on state and federal returns. During the year ended December 31, 2025, 2024, and 2023, the Company recorded tax expense related to an increase in its liability for interest and penalties in the amounts of $1.8 million, $2.4 million and $2.1 million, respectively.

The Company's United States federal income tax returns for tax years 2022 and beyond remain subject to examination by the Internal Revenue Service. The IRS is currently conducting an examination of the Company's consolidated returns for the tax year 2023. The Company's state income tax returns remain subject to examination by various state authorities for tax years ranging from 2014 through 2024.

NOTE 18 – EARNINGS PER SHARE

The following table illustrates the computation of basic and diluted earnings per share for the years ended December 31, 2025, 2024, and 2023 (in thousands, except per share data):

	For the Year Ended December 31,		
	2025	2024	2023
Numerator (basic and diluted):			
Net income	$ **2,538,209**	$ 2,386,680	$ 2,346,581
Denominator:			
Weighted-average common shares outstanding – basic	**851,472**	875,082	907,131
Effect of stock options [1]	**4,447**	5,490	7,845
Weighted-average common shares outstanding – assuming dilution	**855,919**	880,572	914,976
Earnings per share:			
Earnings per share-basic	$ **2.98**	$ 2.73	$ 2.59
Earnings per share-assuming dilution	$ **2.97**	$ 2.71	$ 2.56
Antidilutive potential common shares not included in the calculation of diluted earnings per share:			
Stock options [1]	**1,142**	1,490	1,421
Weighted-average exercise price per share of antidilutive stock options [1]	$ **84.51**	$ 67.79	$ 55.74

[1] See Note 14 for further information concerning the terms of the Company's share-based compensation plans.

See Note 11 for information concerning the Company's subsequent share repurchases.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, the Company's management, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(b) and as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures as of the end of the period covered by this report are functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company, including its consolidated subsidiaries, in reports filed under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

CHANGES IN INTERNAL CONTROLS

There were no changes in the Company's internal control over financial reporting during the fiscal quarter ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company, under the supervision and with the participation of the Company's principal executive officer and principal financial officer and effected by the Company's Board of Directors, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13(a)-15(f) or 15(d)-15(f) under the Exchange Act. The Company's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Internal control over financial reporting includes all policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Management recognizes that all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to risk. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Under the supervision and with the participation of the Company's principal executive officer and principal financial officer, management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework* (2013 framework). Based on this assessment, management believes that as of December 31, 2025, the Company's internal control over financial reporting was effective based on those criteria.

Ernst & Young LLP, Independent Registered Public Accounting Firm, has audited the Company's consolidated financial statements and has issued an attestation report on the effectiveness of the Company's internal control over financial reporting, which is included in Item 8 of this annual report on Form 10-K.

Item 9B. Other Information

(c) Rule 10b5-1 Trading Plan Elections:

On November 24, 2025, Greg Henslee, Executive Chairman of the Board of Directors of O'Reilly Automotive, Inc. (the "Company"), established a plan in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, for the trading of the Company's common stock. The plan provides for the sale of up to 138,705 shares at specific market prices, subject to specified limitations over a period beginning around March 5, 2026 and ending on April 27, 2026. The plan was established for the purposes of facilitating the potential exercise of vested stock options that are due to expire in February 2027, and the associated sale of shares. The plan was established during the Company's unrestricted trading window and in accordance with the Company's policies regarding transactions in Company securities.

None of the Company's other Directors or Officers adopted, modified, or terminated a Rule 10b5-1 trading agreement or a non-Rule 10b5-1 trading agreement, as defined in Item 408(c) of Regulation S-K, during the Company's fiscal quarter ended December 31, 2025.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Certain information required by Part III is incorporated by reference from the Company's Proxy Statement on Schedule 14A for the 2026 Annual Meeting of Shareholders ("Proxy Statement"), which will be filed with the Securities and Exchange Commission (the "SEC") within 120 days of the end of the Company's most recent fiscal year. Except for those portions specifically incorporated in this annual report on Form 10-K by reference to the Company's Proxy Statement, no other portions of the Proxy Statement are deemed to be filed as part of this annual report on Form 10-K.

Directors and Officers:

The information regarding the directors of the Company will be included in the Company's Proxy Statement under the caption "Proposal 1 - Election of Directors" and "Information Concerning the Board of Directors" and is incorporated herein by reference. The Proxy Statement will be filed with the SEC within 120 days of the end of the Company's most recent fiscal year. The information regarding executive officers called for by Item 401 of Regulation S-K is included in Part I, in accordance with General Instruction G(3) to Form 10-K, for the Company's executive officers who are not also directors.

Section 16(a) of the Securities Exchange Act of 1934, as amended:

The information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), required by Item 405 of Regulation S-K, will be included in the Company's Proxy Statement under the caption "Delinquent Section 16(a) Reports," if applicable, and is incorporated herein by reference.

Code of Ethics:

The Company's Board of Directors has adopted a code of ethics that applies to all of its directors, officers (including its chief executive officer, chief operating officer, chief financial officer, chief accounting officer, controller, and any person performing similar functions), and Team Members. The Company's Code of Business Conduct and Ethics is available on its website at www.OReillyAuto.com, under "Investor Relations" and then "Governance" captions. The Company intends to disclose any amendments or waivers of its Code of Ethics pertaining to a director or executive officer on the Company's website at the above-referenced address. The information on the Company's website is not a part of this annual report on Form 10-K and is not incorporated by reference in this report or any of the Company's other filings with the SEC.

Insider Trading Policy:

The Company maintains an Insider Trading Policy that applies to all of its directors, officers, and Team Members, which we believe is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and listing standards. As noted in the Insider Trading Policy, it is the also the Company's policy to comply with applicable securities laws concerning trading in Company securities on the Company's behalf. The Insider Trading Policy is filed as Exhibit 19.1 to this annual report on Form 10-K.

Corporate Governance:

The Corporate Governance/Nominating Committee of the Board of Directors does not have a written policy on the consideration of Director candidates recommended by shareholders. It is the view of the Board of Directors that all candidates, whether recommended by a shareholder or the Corporate Governance/Nominating Committee, shall be evaluated based on the same established criteria for persons to be nominated for election to the Board of Directors and its committees.

The Board of Directors has established an Audit Committee pursuant to Section 3(a)(58)(A) of the Exchange Act. The Audit Committee currently consists of Thomas T. Hendrickson, John R. Murphy, Dana M. Perlman, and Maria A. Sastre, each an independent director in accordance with The Nasdaq Stock Market Marketplace Rule 5605(a)(2), the standards of Rule 10A-3 of the Exchange Act, and the requirements of The Nasdaq Stock Market Marketplace Rule 5605(c)(2). In addition, our Board of Directors has determined that Mr. Hendrickson, Chairperson of the Audit Committee, qualifies as an audit committee financial expert under Item 407(d)(5) of Regulation S-K.

Item 11. Executive Compensation

Director and Officer Compensation:

The information required by Item 402 of Regulation S-K will be included in the Company's Proxy Statement under the captions "Compensation of Executive Officers" and "Compensation of Directors" and is incorporated herein by reference.

Human Capital and Compensation Committee:

The information required by Item 407(e)(4) and (e)(5) of Regulation S-K will be included in the Company's Proxy Statement under the captions "Human Capital and Compensation Committee Interlocks and Insider Participation" and "Human Capital and Compensation Committee Report" and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 201(d) of Regulation S-K will be included in the Company's Proxy Statement under the caption "Equity Compensation Plans" and is incorporated herein by reference.

The information required by Item 403 of Regulation S-K will be included in the Company's Proxy Statement under the captions "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Directors and Management" and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 404 of Regulation S-K will be included in the Company's Proxy Statement under the caption "Certain Relationships and Related Transactions" and is incorporated herein by reference.

The information required by Item 407(a) of Regulation S-K will be included in the Company's Proxy Statement under the caption "Director Independence" and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by Item 9(e) of Schedule 14A will be included in the Company's Proxy Statement under the caption "Fees Paid to Independent Registered Public Accounting Firm" and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)   The following documents are filed as part of this annual report on Form 10-K:

1.   Financial Statements – O'Reilly Automotive, Inc. and Subsidiaries

The following consolidated financial statements of O'Reilly Automotive, Inc. and Subsidiaries included in the Annual Report of the registrant for the year ended December 31, 2025, are filed with this annual report in Part II, Item 8:

- Management's Report on Internal Control over Financial Reporting.
- Report of Independent Registered Public Accounting Firm – Internal Control over Financial Reporting.
- Report of Independent Registered Public Accounting Firm – Financial Statements.
- Consolidated Balance Sheets as of December 31, 2025 and 2024.
- Consolidated Statements of Income for the years ended December 31, 2025, 2024, and 2023.
- Consolidated Statements of Comprehensive Income for the years ended December 31, 2025, 2024, and 2023.
- Consolidated Statements of Shareholders' Equity for the years ended December 31, 2025, 2024, and 2023.
- Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024, and 2023.
- Notes to Consolidated Financial Statements for the years ended December 31, 2025, 2024, and 2023.

2.   Financial Statement Schedules – O'Reilly Automotive, Inc. and Subsidiaries

Any schedules, for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission, are not required under the related instructions or are inapplicable, and therefore have been omitted.

3. <u>Exhibits</u>

Exhibit No.	Description
3.1	Third Amended and Restated Articles of Incorporation of the Registrant, filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K dated May 15, 2025, is incorporated herein by this reference.
3.2	Fourth Amended and Restated Bylaws of the Registrant, filed as Exhibit 3.3 to the Registrant's Current Report on Form 8-K dated May 19, 2020, is incorporated herein by this reference.
4.1	Form of Stock Certificate for Common Stock, filed as Exhibit 4.1 to the Registration Statement of the Registrant on Form S-1, File No. 33-58948, is incorporated herein by this reference.
4.2	Indenture, dated as of March 8, 2016, by and among O'Reilly Automotive, Inc., the subsidiaries party thereto as guarantors, and UMB Bank, N.A., as Trustee, filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated March 8, 2016, is incorporated herein by this reference.
4.3	Supplemental Indenture, dated as of March 8, 2016, by and among O'Reilly Automotive, Inc., the subsidiaries party thereto as guarantors, and UMB Bank, N.A., as Trustee, filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K dated March 8, 2016, is incorporated herein by this reference.
4.4	Form of 3.550% Note due 2026, included in Exhibit 4.2 to the Registrant's Current Report on Form 8-K dated March 8, 2016, is incorporated herein by this reference.
4.5	Second Supplemental Indenture, dated as of August 17, 2017, by and between O'Reilly Automotive, Inc. and UMB Bank N.A., as Trustee, filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated August 17, 2017, is incorporated herein by this reference.
4.6	Form of Note for 3.600% Senior Notes due 2027, included in Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated August 17, 2017, is incorporated herein by this reference.
4.7	Third Supplemental Indenture, dated as of May 17, 2018, by and between O'Reilly Automotive, Inc. and UMB Bank N.A., as Trustee, filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated May 17, 2018, is incorporated herein by this reference.
4.8	Form of Note for 4.350% Senior Notes due 2028, included in Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated May 17, 2018, is incorporated herein by this reference.
4.9	Indenture, dated as of May 20, 2019, by and between O'Reilly Automotive, Inc. and U.S. Bank Trust Company National Association (formerly known as U.S. Bank National Association), as Trustee, filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated May 20, 2019, is incorporated herein by this reference.
4.10	First Supplemental Indenture, dated as of May 20, 2019, by and between O'Reilly Automotive, Inc. and U.S. Bank Trust Company National Association (formerly known as U.S. Bank National Association), as Trustee, filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K dated May 20, 2019, is incorporated herein by this reference.
4.11	Form of Note for 3.900% Senior Notes due 2029, included in Exhibit 4.2 to the Registrant's Current Report on Form 8-K dated May 20, 2019, is incorporated herein by this reference.
4.12	Description of Capital Stock Exchange Act Section 12 Registered Securities of O'Reilly Automotive, Inc., filed as Exhibit 4.20 to the Registrant's Annual Report on Form 10-K dated February 28, 2020, is incorporated herein by this reference.
4.13	Second Supplemental Indenture, dated as of March 27, 2020, by and between O'Reilly Automotive, Inc. and U.S. Bank Trust Company National Association (formerly known as U.S. Bank National Association), as Trustee, filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated March 27, 2020, is incorporated herein by this reference.
4.14	Form of Note for 4.200% Senior Notes due 2030, included in Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated March 27, 2020, is incorporated herein by this reference.
4.15	Third Supplemental Indenture, dated as of September 23, 2020, by and between O'Reilly Automotive, Inc. and U.S. Bank Trust Company National Association (formerly known as U.S. Bank National Association), as Trustee, filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated September 23, 2020, is incorporated herein by this reference.
4.16	Form of Note for 1.750% Senior Notes due 2031, included in Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated September 23, 2020, is incorporated herein by this reference.

Exhibit No.	Description
4.17	Fourth Supplemental Indenture, dated as of June 15, 2022, by and between O'Reilly Automotive, Inc. and U.S. Bank Trust Company, National Association, as Trustee, filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated June 15, 2022, is incorporated herein by this reference.
4.18	Form of Note for 4.700% Senior Notes due 2032, included in Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated June 15, 2022, is incorporated herein by this reference.
4.19	Fifth Supplemental Indenture, dated November 20, 2023, by and between O'Reilly Automotive, Inc. and U.S. Bank Trust Company, National Association, as Trustee, filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated November 20, 2023, is incorporated herein by this reference.
4.20	Form of Note for 5.750% Senior Notes due 2026, included in Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated November 20, 2023, is incorporated herein by this reference.
4.21	Sixth Supplemental Indenture, dated as of August 19, 2024, by and between O'Reilly Automotive, Inc. and U.S. Bank Trust Company, National Association, as Trustee, filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated August 19, 2024, is incorporated herein by this reference.
4.22	Form of Note for 5.000% Senior Notes due 2034, included in Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated August 19, 2024, is incorporated herein by this reference.
10.1 (a)	Form of Employment Agreement between the Registrant and David E. O'Reilly, filed as Exhibit 10.1 to the Registration Statement of the Registrant on Form S-1, File No. 33-58948, is incorporated herein by this reference.
10.2 (a)	O'Reilly Automotive, Inc. Profit Sharing and Savings Plan, filed as Exhibit 4.1 to the Registration Statement of the Registrant on Form S-8, File No. 33-73892, is incorporated herein by this reference.
10.3 (a)	O'Reilly Automotive, Inc. Performance Incentive Plan, filed as Exhibit 10.18 to the Registrant's Annual Report on Form 10-K dated March 31, 1997, is incorporated herein by this reference.
10.4 (a)	Form of Retirement Agreement between the Registrant and David E. O'Reilly, filed as Exhibit 10.4 to the Registrant's Annual Report on Form 10-K dated March 31, 1998, is incorporated herein by this reference.
10.5 (a)	O'Reilly Automotive, Inc. Deferred Compensation Plan, filed as Exhibit 10.23 to the Registrant's Quarterly Report on Form 10-Q dated May 15, 1998, is incorporated herein by this reference.
10.6 (a)	First Amendment to Retirement Agreement, dated February 7, 2001, filed as Exhibit 10.26 to the Registrant's Annual Report on Form 10-K dated March 29, 2002, is incorporated herein by this reference.
10.7 (a)	O'Reilly Automotive, Inc. 2009 Stock Purchase Plan, filed as Annex A to the Registrant's Proxy Statement for 2009 Annual Meeting of Shareholders on Schedule 14A dated March 20, 2009, is incorporated herein by this reference.
10.8 (a)	O'Reilly Automotive, Inc. 2009 Incentive Plan, filed as Annex B to the Registrant's Proxy Statement for 2009 Annual Meeting of Shareholders on Schedule 14A dated March 20, 2009, is incorporated herein by this reference.
10.9 (a)	O'Reilly Automotive, Inc. 2009 Incentive Plan, Form of Stock Option Agreement, dated as of December 31, 2009, filed as Exhibit 10.47 to the Registrant's Annual Report on Form 10-K dated February 26, 2010, is incorporated herein by this reference.
10.10 (a)	O'Reilly Automotive, Inc. 2012 Incentive Award Plan, filed as Annex A to the Registrant's Proxy Statement for 2012 Annual Meeting of Shareholders on Schedule 14A dated March 23, 2012, is incorporated herein by this reference.
10.11 (a)	O'Reilly Automotive, Inc. 2012 Incentive Award Plan, Form of Stock Option Grant Notice and Agreement, filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q dated August 8, 2012, is incorporated herein by this reference.
10.12 (a)	Form of O'Reilly Automotive, Inc. Director Indemnification Agreement, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated August 19, 2013, is incorporated herein by this reference.
10.13 (a)	Second Form of O'Reilly Automotive, Inc. Director Indemnification Agreement, filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q dated August 7, 2020, is incorporated herein by this reference.
10.14 (a)	Form of O'Reilly Automotive, Inc. Executive Officer Indemnification Agreement, filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated August 19, 2013, is incorporated herein by this reference.

Exhibit No.	Description
10.15 (a)	Second Form of O'Reilly Automotive, Inc. Executive Officer Indemnification Agreement, filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q dated August 7, 2020, is incorporated herein by this reference.
10.16 (a)	Form of Change in Control Severance Agreement between O'Reilly and certain O'Reilly Executive Officers, filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated February 4, 2015, is incorporated herein by this reference.
10.17 (a)	O'Reilly Automotive, Inc. 2017 Incentive Award Plan, filed as Annex A to the Registrant's Proxy Statement for 2017 Annual Meeting of Shareholders on Schedule 14A dated March 24, 2017, is incorporated herein by this reference.
10.18 (a)	O'Reilly Automotive, Inc. 2017 Incentive Award Plan, Form of Stock Option Grant Notice and Agreement, dated as of July 10, 2017, filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q dated August 7, 2017, is incorporated herein by this reference.
10.19 (a)	O'Reilly Automotive, Inc. 2017 Incentive Award Plan, Second Form of Stock Option Agreement, dated as of August 6, 2020, filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q dated August 7, 2020, is incorporated herein by this reference.
10.20 (a)	O'Reilly Automotive, Inc. 2017 Incentive Award Plan, Form of Director Restricted Stock Agreement, filed as Exhibit 10.19 to the Registrant's Annual Report on Form 10-K dated February 28, 2020, is incorporated herein by this reference.
10.21 (a)	O'Reilly Automotive, Inc. Deferred Compensation Plan, as amended and restated effective as of January 1, 2021, filed as Exhibit 10.23 to the Registrant's Annual Report on Form 10-K dated February 26, 2021, is incorporated herein by this reference.
10.22 (a)	O'Reilly Automotive, Inc. 2009 Stock Purchase Plan, as Amended and Restated May 4, 2016, and further Amended and Restated May 18, 2023, filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q dated August 8, 2023, is incorporated herein by this reference.
10.23	Form of Commercial Paper Dealer Agreement between O'Reilly Automotive, Inc., an issuer, and the applicable Dealer party, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated August 9, 2023, is incorporated herein by this reference.
10.24	Underwriting Agreement, dated as of November 13, 2023, by and among the Company and BofA Securities, Inc., J.P. Morgan Securities LLC and Truist Securities, Inc., as the representatives of the underwriters named on Schedule 1 thereto, filed as Exhibit 1.1 to the Registrant's Current Report on Form 8-K dated November 13, 2023, is incorporated herein by this reference.
10.25	Underwriting Agreement, dated as of August 12, 2024, by and among the Company and J.P. Morgan Securities LLC, BofA Securities, Inc. and U.S. Bancorp Investments, Inc., as the representatives of the underwriters named on Schedule 1 thereto, filed as Exhibit 1.1 to the Registrant's Current Report on Form 8-K dated August 12, 2024, is incorporated herein by this reference.
10.26	First Amended and Restated Credit Agreement, dated as of March 31, 2025, among O'Reilly Automotive, Inc., JPMorgan Chase Bank, N.A., as Administrative Agent, and the lender party thereto, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated April 1, 2025, is incorporated herein by this reference.
19.1	Insider trading policy of O'Reilly Automotive, Inc., filed as Exhibit 19.1 to the Registrant's Annual Report on Form 10-K dated February 28, 2025, is incorporated herein by this reference.
21.1	Subsidiaries of the Registrant, filed herewith.
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm, filed herewith.
31.1	Certificate of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
31.2	Certificate of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
32.1 *	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, furnished herewith.
32.2 *	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, furnished herewith.

Exhibit No.	Description
97.1	O'Reilly Automotive, Inc. 2014 Executive Incentive Compensation Clawback Policy, as Amended and Restated November 10, 2023, filed as Exhibit 97.1 to the Registrant's Annual Report on Form 10-K dated February 28, 2023, is incorporated herein by this reference.
97.2 (a)	Form of O'Reilly Automotive, Inc. Executive Incentive Compensation Clawback Policy Acknowledgement, between O'Reilly Automotive, Inc. and O'Reilly Automotive, Inc. Executive Officers, filed as Exhibit 97.2 to the Registrant's Annual Report on Form 10-K dated February 28, 2023, is incorporated herein by this reference.
101.INS	iXBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	iXBRL Taxonomy Extension Schema.
101.CAL	iXBRL Taxonomy Extension Calculation Linkbase.
101.DEF	iXBRL Taxonomy Extension Definition Linkbase.
101.LAB	iXBRL Taxonomy Extension Label Linkbase.
101.PRE	iXBRL Taxonomy Extension Presentation Linkbase.
104	Cover Page Interactive Data File, formatted as Inline XBRL, contained in Exhibit 101 attachments.

(a)	Management contract or compensatory plan or arrangement.
*	Furnished (and not filed) herewith pursuant to Item 601 (b)(32)(ii) of Regulation S-K.

Item 16. Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

O'REILLY AUTOMOTIVE, INC.
(Registrant)

Date: February 27, 2026

By: /s/   Brad Beckham
       Brad Beckham
       Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Date: February 27, 2026

/s/ Greg Henslee	/s/ David O'Reilly
Greg Henslee	David O'Reilly
Director and Executive Chairman of the Board	Director and Executive Vice Chairman of the Board
/s/ Thomas T. Hendrickson	/s/ Kimberly A. deBeers
Thomas T. Hendrickson	Kimberly A. deBeers
Director	Director
/s/ Gregory D. Johnson	/s/ John R. Murphy
Gregory D. Johnson	John R. Murphy
Director	Director
/s/ Dana M. Perlman	/s/ Maria A. Sastre
Dana M. Perlman	Maria A. Sastre
Director	Director
/s/ Fred Whitfield	
Fred Whitfield	
Director	
/s/ Brad Beckham	/s/ Jeremy A. Fletcher
Brad Beckham	Jeremy A. Fletcher
Chief Executive Officer	Executive Vice President and
(Principal Executive Officer)	Chief Financial Officer
	(Principal Financial and Accounting Officer)

Exhibit 21.1 – Subsidiaries of the Registrant

FORM 10-K

O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	State of Incorporation
O'Reilly Automotive Stores, Inc.	Missouri
Ozark Automotive Distributors, Inc.	Missouri
Ozark Services, Inc.	Missouri
Ozark Purchasing, LLC	Missouri
OAP Transportation, LLC	Missouri
O'Reilly Auto Enterprises, LLC	Delaware

In addition, seven subsidiaries operating in the United States and 22 subsidiaries operating outside of the United States have been omitted from the above list, as they would not, considered in the aggregate as a single subsidiary, constitute a significant subsidiary as defined by Rule 1-02(w) of Regulation S-X.

One hundred percent of the capital stock of each of the above subsidiaries is directly or indirectly owned by O'Reilly Automotive, Inc.

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-8 No. 033-91022), Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (Form S-8 No. 033-91022) and Post-Effective Amendment No. 2 to Registration Statement on Form S-8 (Form S-8 No. 033-91022) pertaining to the O'Reilly Automotive, Inc. Performance Incentive Plan;

(2) Registration Statements (Form S-8 No. 333-59568 and 333-136958) and Post-Effective Amendment No. 1 (Form S-8 No. 333-59568 and 333-136958) pertaining to the O'Reilly Automotive, Inc. Profit Sharing and Savings Plan;

(3) Registration Statement (Form S-8 No. 333-159351) and Post-Effective Amendment No. 1 (Form S-8 No. 333-159351) pertaining to the O'Reilly Automotive, Inc. 2009 Stock Purchase Plan and to the O'Reilly Automotive, Inc. 2009 Incentive Plan;

(4) Registration Statement (Form S-8 No. 333-181364) pertaining to the O'Reilly Automotive, Inc. 2012 Incentive Award Plan and Post-Effective Amendment No. 1 (Form S-8 No. 333-181364) pertaining to the O'Reilly Automotive, Inc. 2012 Incentive Award Plan and to the O'Reilly Automotive, Inc. 2017 Incentive Award Plan; and

(5) Registration Statement (Form S-3ASR No. 333-286320) pertaining to the offer from time to time of debt securities;

of our reports dated February 27, 2026, with respect to the consolidated financial statements of O'Reilly Automotive, Inc. and Subsidiaries and the effectiveness of internal control over financial reporting of O'Reilly Automotive, Inc. and Subsidiaries, included in this Annual Report (Form 10-K) of O'Reilly Automotive, Inc. for the year ended December 31, 2025.

/s/ Ernst & Young LLP

Kansas City, Missouri
February 27, 2026

Exhibit 31.1 - CEO Certification

O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES

CERTIFICATIONS

I, Brad Beckham, certify that

1. I have reviewed this report on Form 10-K of O'Reilly Automotive, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2026   /s/   Brad Beckham
                                 Brad Beckham
                                 Chief Executive Officer
                                 (Principal Executive Officer)

Exhibit 31.2 - CFO Certification

FORM 10-K

O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES

CERTIFICATIONS

I, Jeremy A. Fletcher, certify that

1. I have reviewed this report on Form 10-K of O'Reilly Automotive, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2026   /s/   Jeremy A. Fletcher
                                  Jeremy A. Fletcher
                                  Executive Vice President and
                                  Chief Financial Officer
                                  (Principal Financial and Accounting Officer)

Exhibit 32.1 - CEO Certification

O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES

O'REILLY AUTOMOTIVE, INC.
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Report of O'Reilly Automotive, Inc. (the "Company") on Form 10-K for the period ended December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Brad Beckham, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Brad Beckham
Brad Beckham
Chief Executive Officer

February 27, 2026

This certification is made solely for purposes of 18 U.S.C. Section 1350, and not for any other purpose. This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2 - CFO Certification

O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES

O'REILLY AUTOMOTIVE, INC.
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Report of O'Reilly Automotive, Inc. (the "Company") on Form 10-K for the period ended December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jeremy A. Fletcher, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Jeremy A. Fletcher
Jeremy A. Fletcher
Chief Financial Officer

February 27, 2026

This certification is made solely for purposes of 18 U.S.C. Section 1350, and not for any other purpose. This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

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NOTICE OF
2026
ANNUALMEETING&
PROXYSTATEMENT



233 South Patterson Avenue, Springfield, Missouri 65802



GREG HENSLEE
*Executive Chairman
of the Board*

DEAR SHAREHOLDERS:

On behalf of the Board of Directors, and all of Team O'Reilly, we thank you for your continued support of O'Reilly Auto Parts. We have a long history of proactive engagement with you, our shareholders. In 2025, we completed a 15-for-1 forward stock split of our common stock, the fourth stock split in our Company's history. We believe this split made our common stock more accessible and attractive for our Team Members, further including them in the next chapter of our Company's growth. You will find all share and per share information presented in this proxy statement, as well as the accompanying Annual Shareholders' Report, has been retrospectively adjusted to reflect the stock split.

Team O'Reilly takes great pride in annually delivering outstanding returns to our shareholders. Our full-year 2025 comparable store sales increase of 4.7% is a testament to the hard work and dedication of our over 93,000 Team Members. This sustainable, profitable growth was supplemented by $2.1 billion in share repurchases and resulted in a 10% increase in diluted earnings per share. We look forward to the opportunity to continue our track record of generating strong returns for you in the coming year.

You are cordially invited to attend the 2026 Annual Meeting of Shareholders of O'Reilly Automotive, Inc. to be held in a virtual-only format via live audio webcast at www.virtualshareholdermeeting.com/ORLY2026 on Thursday, May 14, 2026, at 9:00 a.m. Central Time. You will find information regarding the meeting in the enclosed Notice of Annual Meeting of Shareholders, including proposals on which you will be asked to vote.

It is important that your shares be represented at the meeting. Whether or not you plan to attend via the live audio webcast, please complete, sign, date, and return the enclosed proxy card in the envelope provided at your earliest convenience or vote via telephone or Internet using the instructions on the proxy card.

Sincerely,

Greg Henslee

March 27, 2026



NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

		
DATE AND TIME	**PLACE**	**RECORD DATE**
Thursday, May 14, 2026, 9:00 a.m. Central Time	The Annual Meeting will be held in a virtual-only format via live audio webcast at www.virtualshareholdermeeting.com/ORLY2026.	Close of business on March 5, 2026

ITEMS OF BUSINESS

	PROPOSAL	BOARD RECOMMENDATION
1	Elect as Directors the nine nominees named in the attached proxy statement.	FOR
2	Conduct an advisory (non-binding) vote to approve executive compensation.	FOR
3	Ratify the appointment of Ernst & Young LLP as independent auditors for the fiscal year ending December 31, 2026.	FOR
4	Consider and act upon a shareholder proposal, if properly presented at the Annual Meeting.	AGAINST

Transact such other germane business as may properly come before the meeting or any adjournments thereof.

The Board of Directors has fixed the close of business on March 5, 2026, as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting and any adjournments or postponements thereof. A list of all shareholders entitled to vote at the Annual Meeting, arranged in alphabetical order and showing the address of and number of shares held by each shareholder, will be available during usual business hours at the office of the Corporate Secretary, Julie Gray, at 455 South Patterson Avenue, Springfield, Missouri 65802, to be examined by any shareholder for any purpose reasonably related to the Annual Meeting for ten days prior to the date thereof. The list will also be electronically available for examination throughout the course of the meeting.

A copy of the Company's Annual Shareholders' Report for fiscal year 2025 accompanies this notice.

By Order of the Board of Directors,

Julie Gray
Secretary

Springfield, Missouri
March 27, 2026

YOUR VOTE IS IMPORTANT TO ENSURE A QUORUM AT THE MEETING.

Even if you own only a few shares, and whether or not you expect to virtually attend the meeting, we request you mark, date, sign, and mail the enclosed proxy card in the postage-paid envelope provided or vote your shares by telephone or Internet as directed on the enclosed proxy card. Telephone and Internet voting for shareholders of record will be available 24 hours a day and will close on Wednesday, May 13, 2026, at 11:59 p.m. Eastern Time.

TABLE OF CONTENTS

PROXY STATEMENT

O'REILLY AUTOMOTIVE, INC.
233 South Patterson Avenue
Springfield, Missouri 65802

PROXY SUMMARY

The enclosed proxy is solicited by the Board of Directors (the "Board") of O'Reilly Automotive, Inc. (the "Company" or "O'Reilly"), for use at the Annual Meeting of Shareholders ("Annual Meeting") to be held in a virtual only format via live audio webcast at www.virtualshareholdermeeting.com/ORLY2026 on Thursday, May 14, 2026, at 9:00 a.m., Central Time, and at any adjournments thereof.

Whether or not you expect to virtually attend the meeting, please return your executed proxy card in the enclosed postage-paid envelope or vote via telephone or Internet, using the instructions discussed below and on the proxy card, and the shares represented thereby will be voted in accordance with your instructions. References to the Company's website and the contents thereof do not constitute incorporation by reference of the information contained on the Company's website, and such information is not part of this proxy statement. The proxy statement and the accompanying proxy card is expected to first begin mailing to shareholders on or about March 27, 2026.

MEETING INFORMATION







DATE AND TIME	PLACE	RECORD DATE
Thursday, May 14, 2026, 9:00 a.m. Central Time	The Annual Meeting will be held in a virtual-only format via live audio webcast at www.virtualshareholdermeeting.com/ORLY2026.	Close of business on March 5, 2026

VOTING









INTERNET	TELEPHONE	MAIL	AT THE MEETING
Vote on the Internet by visiting www.proxyvote.com.	Using any touch-tone telephone, you may vote your shares by dialing toll-free: 1-800-690-6903.	Mark, sign, and date your proxy card and return it in the postage paid envelope provided.	Vote at the Annual Meeting using the 16-digit control number included on your proxy card, voting instruction form or Important Notice Regarding the Availability of Proxy Materials.

ITEMS OF BUSINESS

	PROPOSAL	BOARD RECOMMENDATION	PAGE
1	Elect as Directors the nine nominees named in the attached proxy statement.	FOR	5
2	Conduct an advisory (non-binding) vote to approve executive compensation.	FOR	15
3	Ratify the appointment of Ernst & Young LLP as independent auditors for the fiscal year ending December 31, 2026.	FOR	16
4	Consider and act upon a shareholder proposal, if properly presented.	AGAINST	18

KEY 2025 PERFORMANCE METRICS

PROXY STATEMENT

4.7% ▲	10% ▲	$2.76B
Increase in Full-Year Comparable Store Sales	Increase in Full-Year Diluted Earnings per Share	Full-Year Cash Flow from Operations

HIGHLIGHTS

FINANCIAL & OPERATIONAL HIGHLIGHTS, FULL-YEAR 2025

- **33rd** consecutive year of positive comparable store sales increases.
- Operating profit dollars of **$3.46B**.
- **$2.97** diluted earnings per share.
- Reinvested **$1.17B** into the business through capital expenditures.
- Returned excess capital of **$2.10B** through share repurchase program.
- 5-year total shareholder return of **302%**.
- 207 net, new **store growth** across the U.S., Puerto Rico, Mexico, and Canada.
- Total store count increased to **6,585 stores**.

For more information, see: O'Reilly's 2025 Form 10-K, available on the Company's website at www.OReillyAuto.com.

THE O'REILLY CULTURE

- Our Company is **built on the foundation of the O'Reilly Culture**.
- Our **Culture** is what **sets us apart** from our competitors and drives our success.
- **Live Green** is to live the O'Reilly Culture, to subscribe to the O'Reilly **Culture Values** and instill these principles in other Team Members every day.
- Meetings at O'Reilly begin with a **Culture statement**, to remind us of our commitment to our customers and our Team Members.
- **O'Reilly Team Member Culture Values & Supporting Behaviors:**



COMMITMENT

O'Reilly is committed to our customers and our team members.



EXPENSE CONTROL

Focus on controlling expenses at all times.



RESPECT

Treat others as you would like to be treated.



DEDICATION

Focus your efforts on doing your best for the Company.



HARD WORK

Work harder and smarter than our competition.



SAFETY/ WELLNESS

Practice safe choices and healthy habits at work and at home.



ENTHUSIASM

Let your passion and determination help you and O'Reilly succeed.



HONESTY

Be honest in your dealings with O'Reilly, fellow team members, and our customers.



TEAMWORK

Build and be part of a positive team.



EXCELLENT CUSTOMER SERVICE

Make it your priority to deliver extraordinary, above and beyond service.



PROFESSIONALISM

Take pride in your responsibilities and abilities as a professional parts person.



WIN-WIN ATTITUDE

Work with a positive attitude to help everyone succeed.

HUMAN CAPITAL MANAGEMENT



- Over 93,000 Team Members.
- Our philosophy is to "**promote from within**," and we aggressively prioritize **personal career development**.
- Augment "promote from within" by pursuing **strategic hires** with specific technical proficiency or subject matter expertise.
- Variety of **backgrounds** and **experiences** represented on the **Board**.
- Sought feedback through the **Voice of the Team Member** engagement survey.

For more information, see: O'Reilly's 2025 Form 10-K or 2024 Impact Report, both are available on the Company's website at www.OReillyAuto.com.

EXECUTIVE COMPENSATION

- Executive compensation is focused on **variable**, **performance-based** incentives.
- Compensation plans are balanced between **short-term and long-term** objectives to **not encourage excessive risk-taking**.
- **Equity-based compensation** and **stock ownership policies** further align management incentives to shareholder value.
- Shareholder support for **Say-On-Pay vote over 90%** last year.
- **Clawback policy** requiring disgorgement of erroneously awarded compensation.

For more information, see: the "Compensation of Executive Officers" section of this proxy statement.

CORPORATE GOVERNANCE PRACTICES



- **Board Leadership** consists of Chairman and Lead Independent Director.
- Chief executive officer and Chairman are **separate** positions.
- Committees made up entirely of **Independent Directors**.
- Directors required to **meet stock ownership requirements**.
- **Clawback policy** requiring disgorgement of erroneously awarded compensation.
- Policy to **preclude pledging or hedging practices**.
- Election method for all Board members by **majority vote**.
- One class of outstanding shares with **each share entitled to one vote**.
- **No** poison pill.
- **Majority vote** required to amend bylaws or charter.
- Bylaws support shareholder **proxy access**.

For more information, see: the "Compensation Governance" and "Compensation Program Details" sections of this proxy statement.

SHAREHOLDER ENGAGEMENT

- We value shareholders' perspectives and feedback and pursue **year-round engagement** through Board access and executive and senior management, investor relations, and corporate governance team outreach efforts.
- We engage with our stakeholders **hundreds of times a year**, covering a varied range of issues from informational and financial to sustainability and governance-related.

For more information, see: O'Reilly's 2024 Impact Report, available on the Company's website at www.OReillyAuto.com.

The contents of any websites, reports, or other materials are not, and will not be deemed to be, a part of this proxy statement, or incorporated by reference into this proxy statement or any of our other filing with the Securities and Exchange Commission.

DIRECTOR NOMINEES

NAME OF DIRECTOR NOMINEE	AGE	DIRECTOR SINCE	INDEPENDENT	COMMITTEE MEMBERSHIP		
				AUDIT	HUMAN CAPITAL AND COMPENSATION	CORPORATE GOVERNANCE/ NOMINATING
GREG HENSLEE Affiliated Director and Executive Chairman of the Board	65	2017				
DAVID O'REILLY Affiliated Director and Executive Vice Chairman of the Board	76	1972				
THOMAS T. HENDRICKSON Lead Independent Director Independent Director of the Board	71	2010	✔	C		■
KIMBERLY A. DEBEERS Independent Director of the Board	57	2025	✔		■	■
GREGORY D. JOHNSON Affiliated Director of the Board	60	2024				
JOHN R. MURPHY Independent Director of the Board	75	2003	✔	■	C	
DANA M. PERLMAN Independent Director of the Board	45	2017	✔	■		C
MARIA A. SASTRE Independent Director of the Board	70	2020	✔	■	■	
FRED WHITFIELD Independent Director of the Board	67	2021	✔		■	■

■ Member   **C** Chair

KNOWLEDGE & SKILLS



LEADERSHIP

Public Board Experience

Leadership

Strategic Planning

OPERATIONAL

Retail Industry

Automotive Aftermarket Industry

Financial Expert

Human Capital Management

International

Omnichannel

Technology

Supply Chain

Real Estate

GOVERNANCE

Risk Management

Regulatory

Business Ethics & Responsibility

PROPOSAL 1 – ELECTION OF DIRECTORS

 **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE ELECTED NOMINEES.**

INFORMATION ABOUT THE DIRECTOR NOMINEES

The Company's Bylaws and Amended and Restated Articles of Incorporation provide for the annual election of Directors. The Board has nominated Greg Henslee, David O'Reilly, Thomas T. Hendrickson, Kimberly A. deBeers, Gregory D. Johnson, John R. Murphy, Dana M. Perlman, Maria A. Sastre, and Fred Whitfield as Directors for a one-year term expiring at the Company's 2027 Annual Meeting of Shareholders.

The following identifies

I.   His or her present positions and offices with the Company, if applicable.

II.   His or her age.

III.   The year in which he or she was first elected or appointed a Director (each serving continuously since first elected or appointed, unless otherwise stated).

IV.   The business experience and principal occupation for at least the last five years of each of the nominees.

V.   The qualifications and skills, which the Director possesses, that qualify him or her for service on the Company's Board.

VI.   His or her directorships for at least the last five years in any company with a class of securities registered pursuant to Section 12 or subject to the requirements of Section 15(d) of the Securities Exchange Act of 1934, as amended, or in any company registered as an investment company under the Investment Company Act of 1940 (as specifically noted), as applicable.



PROXY STATEMENT

AGE: 65

DIRECTOR SINCE: 2017

CURRENT TERM: Expires in 2026

COMMITTEES: None

GREG HENSLEE
Affiliated Director and Executive Chairman of the Board

EXPERIENCE

- Chief Executive Officer of O'Reilly Automotive, Inc. from 2005 to 2018.
- President of O'Reilly Automotive, Inc. from 2012 to 2017.
- Co-President of O'Reilly Automotive, Inc. from 1999 to 2012.
- Senior Vice President of Information Systems, Inventory Control, Customer Service, Computer Operations, Pricing and Loss Prevention of O'Reilly Automotive, Inc. from 1998 to 1999.
- Vice President of Store Operations of O'Reilly Automotive, Inc. from 1995 to 1998.

REASON FOR NOMINATION

Mr. Henslee is being nominated for re-election as a Director because, in addition to his overall professional background and prior service to the Board, he brings more than 40 years of leadership and operational experience in the automotive aftermarket industry. Mr. Henslee also has subject matter knowledge in a number of important areas, including over 40 years in all capacities of the Company's operations, retail and e-commerce operations, human capital management, strategic business development, and risk assessment and management. Mr. Henslee also brings significant corporate governance experience. Notably, during Mr. Henslee's tenure, he led the Company through the largest acquisition in its history, expanding the Company into the western U.S., which firmly established the Company as a nationwide business. Additionally, Mr. Henlsee has held leadership positions on various automotive aftermarket organizations and associations.

Mr. Henslee's extensive experience within, and breadth of knowledge of, the Company's operations enables him to provide the Board an informed and relevant perspective on a variety of matters pertinent to the Company's business strategy, valuable viewpoints on assessing and managing the Company risk exposure, and unique insight regarding the automotive aftermarket industry and the Company's business operations.

SKILLS:

 Leadership

 Strategic Planning

 Retail Industry

 Automotive Aftermarket Industry

Human Capital Management

 Technology

 Supply Chain

 Real Estate

 Risk Management



AGE: 76

DIRECTOR SINCE: 1972

CURRENT TERM: Expires in 2026

COMMITTEES: None

DAVID O'REILLY
Affiliated Director and Executive Vice Chairman of the Board

EXPERIENCE

- Chief Executive Officer of O'Reilly Automotive, Inc. from 1993 to 2005.
- President of O'Reilly Automotive, Inc. from 1993 to 1999.
- Vice President of O'Reilly Automotive, Inc. from 1975 to 1993.

REASON FOR NOMINATION

Mr. O'Reilly is being nominated for re-election as a Director because, in addition to his overall professional background and prior service to the Board, he brings more than 50 years of leadership and operational experience in the automotive aftermarket industry. Mr. O'Reilly also has subject matter knowledge in a number of important areas, including over 55 years in all capacities of the Company's retail and professional customer operations, supply chain management, strategic business development, and risk assessment and management. Mr. O'Reilly also brings significant corporate governance experience. During Mr. O'Reilly's tenure, he led the Company through its initial public offering, establishing the platform for the Company's outstanding growth over the last 30 years. Additionally, Mr. O'Reilly has been a pioneer for the automotive industry, joining in the formation of and serving on numerous automotive aftermarket organizations, associations, and alliances.

Mr. O'Reilly's extensive experience within, and breadth of knowledge of, the Company's operations enables him to provide the Board an informed and relevant perspective on a variety of matters pertinent to the Company's business strategy, valuable viewpoints on assessing and managing the Company risk exposure, and unique insight regarding the automotive aftermarket industry and the Company's business operations.

SKILLS:

 Leadership

 Strategic Planning

 Retail Industry

 Automotive Aftermarket Industry

Supply Chain

 Risk Management

 Regulatory

 Business Ethics & Responsibility

PROXY STATEMENT



AGE: 71

DIRECTOR SINCE: 2010

CURRENT TERM: Expires in 2026

INDEPENDENT LEAD DIRECTOR SINCE: 2024

COMMITTEES:

- Audit Committee (Chair)
- Corporate Governance/Nominating Committee

THOMAS T. HENDRICKSON
Independent Director of the Board

EXPERIENCE

- Chief Administrative Officer, Chief Financial Officer and Treasurer of Sports Authority, Inc. (American sporting goods retailer) from 2003 until retirement in 2014.
- Executive Vice President, Chief Financial Officer, and Treasurer of Gart Sports Company (American sporting goods retailer) from 1998 to 2003.
- Senior Vice President and Chief Financial Officer of Sportmart, Inc. (American sporting goods retailer) from 1995 to 1997.
- Vice President of Finance and Chief Financial Officer of Sportmart, Inc. from 1993 to 1995.
- Divisional Vice President and Controller of Miller's Outpost Stores (retailer specializing in apparel to young consumers) from 1987 to 1992.

REASON FOR NOMINATION

Mr. Hendrickson is being nominated for re-election as a Director because, in addition to his overall professional background and prior service to the Board, he brings more than 30 years of leadership and operational experience from the retail industry. Mr. Hendrickson also has subject matter knowledge in a number of important areas, including accounting and finance, mergers and acquisitions, brand management and strategies, strategic business development, and risk assessment and management. Mr. Hendrickson also brings significant corporate governance and public company board experience. During his over 20 years as a chief financial officer, Mr. Hendrickson's financial expertise and leadership were essential to navigate three separate mergers and acquisitions, which resulted in one of the largest full-line sporting goods retailers in the U.S. at that time. Additionally, as a certified public accountant with experience in a variety of financial and accounting positions, including decades of experience as a chief financial officer, Mr. Hendrickson has considerable financial expertise and is qualified as an audit committee financial expert.

Mr. Hendrickson's extensive experience and breadth of knowledge enables him to provide the Board an informed and relevant perspective on a variety of matters pertinent to the Company's business strategy, valuable viewpoints on assessing and managing the Company risk exposure, and unique insight regarding all key areas of a retail business, as well as financial expertise that is an asset to the Board.

SKILLS:

 Public Board Experience

 Leadership

 Strategic Planning

 Retail Industry

 Financial Expert

 Technology

 Supply Chain

 Real Estate

 Risk Management

 Regulatory

CURRENT PUBLIC DIRECTORSHIPS:

- Ollie's Bargain Outlet Holdings, Inc. (OLLI), since 2015

PRIOR PUBLIC BOARD SERVICE:

- Snap One Holdings Corp. (SNPO), 2022 to 2024



AGE: 57

DIRECTOR SINCE: 2025

CURRENT TERM: Expires in 2026

COMMITTEES:

- Human Capital and Compensation Committee
- Corporate Governance/Nominating Committee

KIMBERLY A. DEBEERS
Independent Director Nominee

EXPERIENCE

- Partner at Skadden, Arps, Slate, Meagher & Flom LLP (multinational law firm) from 2004 until retirement in February of 2025.
- Associate at Skadden, Arps, Slate, Meagher & Flom LLP from 1998 to 2004.

REASON FOR NOMINATION

Ms. deBeers is being nominated for re-election as a Director because, in addition to her overall professional background, she brings more than 20 years of leadership and operational experience in legal practice, advising clients on a broad range of strategic matters. Ms. deBeers also has subject matter knowledge in a number of important areas, including securities and general corporate matters, domestic and cross-border mergers and acquisitions, debt and capital markets, strategic business development, and risk assessment and management. Ms. deBeers also brings significant corporate governance experience. During her career, Ms. deBeers has advised public and private companies on a wide variety of significant business transactions and corporate governance matters. Additionally, Ms. deBeers served in various leadership positions at Skadden, including as head of the M&A/Corporate Group in Skadden's Chicago office and as a member of Skadden's Policy Committee, the firm's highest global governing body.

Ms. deBeers' extensive experience and breadth of knowledge enables her to provide the Board an informed and relevant perspective on a variety of matters pertinent to the Company's business strategy, valuable viewpoints on assessing and managing the Company risk exposure, and unique insight regarding the regulatory responsibilities of our global business operations.

SKILLS:

 Public Board Experience

 Leadership

 Strategic Planning

 Human Capital Management

International

 Real Estate

 Risk Management

 Regulatory

 Business Ethics & Responsibility

CURRENT PUBLIC DIRECTORSHIPS:

- ACI Worldwide, Inc. (ACIW), since 2026

PROXY STATEMENT



AGE: 60

DIRECTOR SINCE: 2024

CURRENT TERM: Expires in 2026

COMMITTEES: None

GREGORY D. JOHNSON
Affiliated Director of the Board

EXPERIENCE

- Chief Executive Officer of O'Reilly Automotive, Inc. from 2018 to 2024.
- President of O'Reilly Automotive, Inc. from 2022 to 2023.
- Co-President of O'Reilly Automotive, Inc. from 2017 to 2022.
- Executive Vice President of Supply Chain of O'Reilly Automotive, Inc. from 2014 to 2017.
- Senior Vice President of Distribution Operations of O'Reilly Automotive, Inc. from 2007 to 2014.
- Vice President of Distribution of O'Reilly Automotive, Inc. from 2005 to 2007.

REASON FOR NOMINATION

Mr. Johnson is being nominated for re-election as a Director because, in addition to his overall professional background and prior service to the Board, he brings more than 40 years of leadership and operational experience in the automotive aftermarket industry. Mr. Johnson also has subject matter knowledge in a number of important areas, including over 20 years in the Company's operations, all capacities of supply chain operations and management, global retail and e-commerce operations, strategic business development, and risk assessment and management. Mr. Johnson also brings significant corporate governance experience. Notably, during Mr. Johnson's tenure, he was pivotal in the expansion of the Company's industry-leading competitive advantage in inventory availability and led the Company through its first international expansion, establishing the Company as a multinational operation. Additionally, Mr. Johnson has held leadership positions on various automotive aftermarket organizations and associations.

Mr. Johnson's extensive experience within, and breadth of knowledge of, the Company's operations enables him to provide the Board an informed and relevant perspective on a variety of matters pertinent to the Company's business strategy, valuable viewpoints on assessing and managing the Company risk exposure, and unique insight regarding the automotive aftermarket industry and the Company's business operations.

SKILLS:

 Leadership

 Strategic Planning

 Retail Industry

 Automotive Aftermarket Industry

Human Capital Management

 Technology

 Supply Chain

 Risk Management



AGE: 75

DIRECTOR SINCE: 2003

CURRENT TERM: Expires in 2026

COMMITTEES:

- Audit Committee
- Human Capital and Compensation Committee (Chair)

JOHN R. MURPHY
Independent Director of the Board

EXPERIENCE

- Interim Chief Financial Officer of Summit Materials, Inc. (construction materials supplier) for 2013.
- Senior Vice President and Chief Financial Officer of Smurfit-Stone Container Corporation (global paperboard and paper-based packaging manufacturer) from 2009 to 2010.
- President and Chief Executive Officer of Accuride Corporation, Inc. (manufacturer and supplier of commercial vehicle components) from 2007 to 2008.
- President and Chief Operating Officer of Accuride Corporation, Inc. for 2007.
- President and Chief Financial Officer of Accuride Corporation, Inc. for 2006.
- Executive Vice President and Chief Financial Officer of Accuride Corporation, Inc. from 1998 to 2006.
- Executive Vice President, Administration/Chief Financial Officer / Corporate Secretary of North American Stainless, Inc. (stainless steel producer) from 1994 to 1997.

REASON FOR NOMINATION

Mr. Murphy is being nominated for re-election as a Director because, in addition to his overall professional background and prior service to the Board, he brings more than 15 years of leadership and operational experience from the manufacturing, wholesale, and automotive aftermarket industries. Mr. Murphy also has subject matter knowledge in a number of important areas, including accounting and finance, human capital management, mergers and acquisitions, strategic business development, and risk assessment and management. Mr. Murphy also brings significant corporate governance and public company board experience. Throughout his career, Mr. Murphy was an instrumental leader, he has led teams through an initial public offering and spearheaded a successful financial and organizational restructuring. Additionally, as a certified public accountant with experience in a variety of financial and accounting positions, including a decade of experience as a chief financial officer, Mr. Murphy has considerable financial expertise and is qualified as an audit committee financial expert.

Mr. Murphy's extensive experience and breadth of knowledge enables him to provide the Board an informed and relevant perspective on a variety of matters pertinent to the Company's business strategy, valuable viewpoints on assessing and managing the Company risk exposure, and unique insight regarding talent management and development, as well as financial expertise that is an asset to the Board.

SKILLS:

 Public Board Experience

 Leadership

 Strategic Planning

 Financial Expert

Human Capital Management

 International

Technology

 Supply Chain

 Risk Management

Business Ethics & Responsibility

CURRENT PUBLIC DIRECTORSHIPS:

- Cadrenal Therapeutics, Inc. (CVKD), since 2023

PRIOR PUBLIC BOARD SERVICE:

- Summit Materials, Inc. (SUM), 2012 to 2024
- Apria, Inc. (APR), 2019 to 2022
- Graham Packaging Company Inc. (GRM), 2011
- Accuride Corporation, Inc. (ACW), 2008

PROXY STATEMENT



AGE: 45

DIRECTOR SINCE: 2017

CURRENT TERM: Expires in 2026

COMMITTEES:

- Audit Committee
- Corporate Governance/Nominating Committee (Chair)

DANA M. PERLMAN
Independent Director of the Board

EXPERIENCE

- Chief Growth and Operations Officer of G-III Apparel Group Ltd. (global apparel company) since 2024.
- Chief Strategy Officer and Treasurer of PVH Corp. (American clothing company) from 2021 to 2022.
- Senior Vice President, Treasurer, Business Development and Investor Relations of PVH Corp. from 2011 to 2020.
- Director of Investment Banking Retail Group of Barclays Investment Bank (global financial services firm) from 2008 to 2011.
- Vice President of Investment Banking Retail Group of Lehman Brothers (global financial services firm) from 2005 to 2008.

REASON FOR NOMINATION

Ms. Perlman is being nominated for re-election as a Director because, in addition to her overall professional background and prior service to the Board, she brings more than 20 years of leadership and operational experience from the global retail industry. Ms. Perlman also has subject matter knowledge in a number of important areas, including finance, mergers and acquisition, global retail and e-commerce operations, brand management and strategies, supply chain and information technology operations, strategic business development, and risk assessment and management. Ms. Perlman also brings significant corporate governance and public company board experience. Throughout her career, Ms. Perlman has established herself as a leader and partner at the top levels of management. Ms. Perlman has extensive experience in senior financial leadership positions in publicly traded companies, and her considerable financial expertise qualifies her as an audit committee financial expert. Additionally, Ms. Perlman was recognized as one of the most influential corporate board directors by WomenInc. in 2018 and 2023.

Ms. Perlman's extensive experience and breadth of knowledge enables her to provide the Board an informed and relevant perspective on a variety of matters pertinent to the Company's business strategy, valuable viewpoints on assessing and managing the Company risk exposure, and unique insight regarding global, retail, and omnichannel operations, as well as financial expertise that is an asset to the Board.

SKILLS:

 Public Board Experience

 Leadership

 Strategic Planning

 Retail Industry

 Financial Expert

 International

 Omnichannel

 Technology

 Supply Chain

 Risk Management

PRIOR PUBLIC BOARD SERVICE:

- Sigma Lithium Corporation (SGML), 2022 to 2023



AGE: 70

DIRECTOR SINCE: 2020

CURRENT TERM: Expires in 2026

COMMITTEES:

- Audit Committee
- Human Capital and Compensation Committee

MARIA A. SASTRE
Independent Director of the Board

EXPERIENCE

- President and Chief Operating Officer of Signature Flight Support Corporation (fixed based operation and distribution network for private aviation services) from 2013 until retirement in 2018.
- Chief Operating Officer of Signature Flight Support Corporation from 2010 to 2012.
- President and Chief Executive Officer of Take Stock in Children, Inc. (non-profit organization) from 2009 to 2010.
- Vice President of Marketing and Sales for Latin America & Caribbean of Royal Caribbean Cruises LTD (global cruise line) from 2005 to 2008.
- Vice President of Hotel Operations of Royal Caribbean Cruises LTD from 2000 to 2004.
- Vice President of Worldwide Customer Satisfaction of United Airlines, Inc. (commercial air transportation) from 1999 to 2000.
- Vice President of Latin America, Caribbean & Miami International Operations of United Airlines, Inc. from 1995 to 1998.

REASON FOR NOMINATION

Ms. Sastre is being nominated for re-election as a Director because, in addition to her overall professional background and prior service to the Board, she brings more than 25 years of leadership and operational experience from the global travel and tourism industry. Ms. Sastre also has subject matter knowledge in a number of important areas, including brand management and strategies, global retail and e-commerce operations, mergers and acquisitions, strategic business development, and risk assessment and management. Ms. Sastre also brings significant corporate governance and public company board experience. Through her career of senior executive leadership in consumer-facing businesses, Ms. Sastre has led teams in all aspects of operations, driven organizational change through mergers, acquisitions, transformations and integrations, and managed strategic growth across multiple emerging markets. Additionally, Ms. Sastre was named one of America's top public company directors by the National Association of Corporate Directors in 2022.

Ms. Sastre's extensive experience and breadth of knowledge enables her to provide the Board an informed and relevant perspective on a variety of matters pertinent to the Company's business strategy, valuable viewpoints on assessing and managing the Company risk exposure, and unique insight regarding global, consumer-facing service operations and navigating regulatory business environments.

SKILLS:

 Public Board Experience

 Leadership

 Strategic Planning

 International

Omnichannel

 Technology

 Real Estate

 Risk Management

 Regulatory

CURRENT PUBLIC DIRECTORSHIPS:

- General Mills, Inc. (GIS), since 2018

PRIOR PUBLIC BOARD SERVICE:

- Kalera Public Limited Company (KAL), 2022
- Darden Restaurants, Inc. (DRI), 1998 to 2014
- Gaylord Entertainment Company (GET), 2008
- Laidlaw International, Inc. (LI), 2003 to 2007



AGE: 67

DIRECTOR SINCE: 2021

CURRENT TERM: Expires in 2026

COMMITTEES:

- Human Capital and Compensation Committee
- Corporate Governance/Nominating Committee

FRED WHITFIELD
Independent Director of the Board

EXPERIENCE

- President, Vice Chairman, Alternate Governor and Minority Owner of Hornets Sports & Entertainment (American entertainment and sports company) from 2018 until his retirement in 2023.
- President, Chief Operating Officer and Alternate Governor and Minority Owner of Hornets Sports & Entertainment from 2014 to 2018.
- President, Chief Operating Officer and Alternate Governor of Hornets Sports & Entertainment from 2006 to 2014.

REASON FOR NOMINATION

Mr. Whitfield is being nominated for re-election as a Director because, in addition to his overall professional background and prior service to the Board, he brings more than 30 years of leadership and operational experience from the professional sports and entertainment industry. Mr. Whitfield also has subject matter knowledge in a number of important areas, including brand management and strategies, supply chain management, human capital management, strategic business development, and risk assessment and management. Mr. Whitfield also brings significant corporate governance experience. Mr. Whitfield is a highly experienced people leader that has led teams through business negotiations and rebranding and refinancing initiatives, been fundamental to the creation of safer and more inclusive work environments, and served as a business spokesperson. Additionally, Mr. Whitfield previously served as a member of the National Basketball Association's Global Diversity and Inclusion Council.

Mr. Whitfield's extensive experience and breadth of knowledge enables him to provide the Board an informed and relevant perspective on a variety of matters pertinent to the Company's business strategy, valuable viewpoints on assessing and managing the Company risk exposure, and unique insight regarding consumer-facing retail and service operations and talent management and development.

SKILLS:

 Leadership

 Strategic Planning

 Retail Industry

 Human Capital Management

 International

 Omnichannel

 Supply Chain

 Risk Management

 Business Ethics & Responsibility

PROPOSAL 2 – ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION



THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE COMPANY'S EXECUTIVE OFFICER COMPENSATION AS DESCRIBED IN THIS PROXY STATEMENT.

Pursuant to Section 14A of the Exchange Act, the Company is required to provide shareholders with an opportunity to vote, on an advisory (non-binding) basis, to approve the compensation of its Named Executive Officers ("NEOs"). This proposal is commonly referred to as a "Say-on-Pay" proposal. As required by these rules, the Company is asking you to vote FOR the adoption of the following resolution:

"Resolved, that the compensation paid to the Company's NEOs, as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K of the Securities Exchange Act of 1934, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

In considering their vote, shareholders should review the Company's compensation of its NEOs in the "Compensation Discussion and Analysis" ("CD&A") section herein and Human Capital and Compensation Committee report included in these proxy materials. As described in the CD&A, the Company's executive officer compensation programs are designed around the following elements:

- Recruiting and retaining qualified Team Members.

- The career development and progression of the Company's Team Members.

- Observed industry practices.

The main objective of the Company's compensation philosophy is to provide its executive officers and management with a total compensation package that is competitive and equitable and that encourages and rewards performance based in part upon the Company's performance in terms of increases in share value. The Company believes that aligning the interests of its executives and management with those of its shareholders further promotes the success of not only the Company, but also its Team Members. The Company's executive compensation policies are focused upon both short-term and long-term incentives and goals. The Company believes that such policies do not create incentives for inappropriate individual or collective risk taking. The Company also believes that the current programs do not create any incentives with respect to individual or collective behavior that are likely to have a material adverse effect upon either its risk profile or overall approach to risk management.

As this vote is advisory in nature, this proposal does not bind the Company to any specific course of action. However, the Human Capital and Compensation Committee, which is responsible for designing and implementing its executive compensation packages, values the opinions expressed by the Company's shareholders in this vote and will consider the outcome of the vote when making decisions on future executive compensation packages.

Although this vote is advisory in nature and does not impose any action on the Company or the Human Capital and Compensation Committee of the Board, the Company strongly encourages all shareholders to vote on this matter.

PROPOSAL 3 – RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS



THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL TO RATIFY THE SELECTION OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT AUDITORS FOR THE YEAR ENDING DECEMBER 31, 2026.

The Audit Committee is directly responsible for the appointment, compensation, retention, evaluation, and oversight of the Company's independent registered public accounting firm retained to audit the Company's financial statements. As part of this responsibility, the Audit Committee considers the firm's independence, qualifications, performance, and whether the independent registered public accounting firm should be rotated, as well as the impact of such a rotation. The Audit Committee is also involved in the selection and approval of the Lead Audit Partner who, in compliance with Sarbanes-Oxley requirements, rotates every five years. The last Lead Audit Partner rotation occurred in 2025. Pursuant to these requirements, the Company will have a new Lead Audit Partner in 2030.

At the Annual Meeting of Shareholders held on May 15, 2025, the Company's shareholders ratified the selection of Ernst & Young LLP ("E&Y") as the Company's independent auditors for the year ending December 31, 2025.

It is the Audit Committee's policy that the Company's independent auditors be engaged to provide primarily audit and audit-related services. However, pursuant to the policy, in certain circumstances and using stringent standards in its evaluation, the Audit Committee may authorize the Company's independent auditors to provide tax or other non-audit related services when it determines that the Company's independent auditors will be the most efficient and effective service provider.

The Audit Committee has adopted a policy that requires advance approval of all audit, audit-related, tax, and other services performed by the independent auditor. The policy provides for preapproval by the Audit Committee of specifically defined audit and non-audit services. Unless the specific service has been previously approved with respect to that year, the Audit Committee must approve the permitted service before the independent auditor is engaged to perform it. The Audit Committee has delegated to the Chair of the Audit Committee authority to approve permitted services, provided that the Chair reports any decisions to the Committee at its next scheduled meeting. Each year prior to engaging the Company's independent auditor, the Company submits to the Audit Committee for approval a list of services expected to be provided during that fiscal year within each of the three categories of services described below, as well as related estimated fees, which are generally based on time and materials.

All services provided by the Company's independent auditor during 2025 were preapproved in accordance with this policy.

The Audit Committee, after review and discussion with the Company's independent auditor of the preceding information, determined that the provision of these services was compatible with maintaining the Company's independent auditor's independence.

Fees Paid to Independent Registered Public Accounting Firm

The following table summarizes the fees billed by E&Y for audit and other professional services during the years ended December 31, 2025 and 2024 (in thousands):

	For the Year Ended December 31,	
	2025	2024
Audit fees [a]	$ 2,609	$ 2,397
Audit-related fees [b]	38	37
Tax fees [c]	660	473
Total Fees	$ 3,307	$ 2,907

(a)   Consists of fees and expenses billed for the audit of the Company's consolidated financial statements, the audit of the effectiveness of internal control over financial reporting and the review of the Company's quarterly reports on Form 10-Q for such year and reviews in connection with documents filed with the SEC.

(b)   Consists of fees and expenses billed for the annual audit of the Company's employee benefit plans and other audit-related services.

(c)   Consists of fees and expenses billed for tax advisory services, including compliance, planning, and advice.

The Audit Committee of the Board has selected E&Y as the Company's independent auditors for the year ending December 31, 2026, and has further directed that management submit the selection of independent auditors for ratification by the shareholders at the Annual Meeting. E&Y has audited the Company's financial statements since 1992. Representatives of E&Y are expected to attend the Annual Meeting. They will have an opportunity to make a statement, if they so desire, and will be available to respond to appropriate questions.

None of the Company's Bylaws, other governing documents, Missouri or federal law, or The Nasdaq Global Select Market Listing Qualifications requires shareholder ratification of the selection of E&Y as the Company's independent auditors. However, the Audit Committee is submitting the selection of E&Y to the shareholders for ratification as a matter of good corporate practice. If the shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee, in its discretion, may direct the appointment of different independent auditors at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its shareholders.

PROXY STATEMENT

PROPOSAL 4 – SHAREHOLDER PROPOSAL ENTITLED "AVOID BRAND DAMAGE DUE TO CORPORATE POLITICAL SPENDING"



	THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "AGAINST" THE SHAREHOLDER PROPOSAL ENTITLED "AVOID BRAND DAMAGE DUE TO CORPORATE POLITICAL SPENDING."

The Company has been advised that Mr. John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, who has indicated he is a beneficial owner of at least the minimum required amount of the Company's common stock, intends to submit the following proposal at the Annual Meeting:

"Avoid Brand Damage due to Corporate Political Spending – Proposal 4

Shareholders request that O'Reilly Automotive provide a report, updated annually, disclosing the Company's:

1. Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) participate or intervene in any campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.
2. Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including the identity of the recipient as well as the amount paid to each.

The report shall be presented to the board of directors and posted on the Company's website. This proposal does not encompass lobbying spending.

Supporting Statement
Long-term shareholders of O'Reilly support transparency and accountability in corporate electoral spending. This includes any activity considered intervention in a political campaign under the Internal Revenue Code, such as direct and indirect contributions to political candidates, parties, or organizations, and independent expenditures or electioneering communications on behalf of federal, state, or local candidates.

A company's reputation, value, and bottom line can be adversely impacted by political spending. The risk is especially serious when giving to trade associations, Super PACs, 527 committees, and "social welfare" organizations – groups that routinely pass money to or spend on behalf of candidates and political causes that a company might not otherwise wish to support.

A recent poll of retail shareholders by Mason-Dixon Polling & Research found that 83% of respondents said they would have more confidence investing in companies that have adopted reforms that provide for transparency and accountability in political spending.

O'Reilly scored a dismal 4% out of a possible 100% in the 2025 CPA-Zicklin Index of Corporate Political Disclosure and Accountability <https://www.politicalaccountability.net/wp-content/uploads/2025/11/2025-CPA-Zicklin-Index.pdf>

This proposal asks O'Reilly to disclose all of its electoral spending, including payments to Trade Associations and 501(c)(4) social welfare organizations, which may be used for electoral purposes—and are otherwise undisclosed. This would bring O'Reilly in line with a growing number of leading companies, including Ulta Beauty, Darden Restaurants, and Illinois Tool Works, which present this information on their websites.

Without knowing the recipients of our company's political dollars O'Reilly directors and shareholders cannot sufficiently assess whether our company's election-related spending aligns with or conflicts with its policies on climate change and sustainability and other areas of concern.

Please vote for this timely governance reform:
Avoid Brand Damage due to Corporate Political Spending – Proposal 4"

The Company's Statement in Opposition to Proposal 4:

After careful consideration, and for the reasons described below, the Board believes the actions requested by the proponent are unnecessary and not in the best interests of the Company or its shareholders. The Board recommends a vote AGAINST proposal 4.

The Company's use of corporate funds or assets for election-related activities is occasional and minimal.

The Company has a long-standing history of being a responsible corporate citizen. The Company does not make contributions from corporate funds or assets to candidates for office, political parties, 527 organizations, or 501(c)(4) social welfare organizations, nor does the Company operate any political action committee. The Company's limited election-related expenditures relate to issues of great importance to the industry and that have a direct impact on our business, such as right-to-repair. These expenditures are minimal relative to the Company's overall revenue and expenditures, and are made in compliance with the Company's legal obligations and Code of Business Conduct and Ethics.

In addition, the Company neither encourages nor discourages Team Members from making political contributions of their choice. Rather, the Company's Code of Business Conduct and Ethics prohibits Team Members from implying that they represent the Company in their various personal political activities, and also prohibits Team Members from performing campaign activities on Company time or using Company property or resources for such activities.

The Company participates in industry groups and trade associations for the betterment of our industry.

The Company participates in certain industry groups and trade associations, which provide opportunities to engage on industry-relevant topics and issues. From time to time these organizations may advocate on issues that impact our business and industry, and a portion of the dues paid may support these efforts. The Company regularly evaluates its membership in these organizations, including to help ensure the Company is obtaining commensurate business value. The Board does not believe that a report on the immaterial amount of dues the Company pays to these organizations, only a portion of which supports advocacy efforts, would provide meaningful information to the Company's shareholders.

Political contributions and expenditures are already subject to extensive regulations and disclosure requirements, and implementing the proposal would impose undue costs and administrative burdens on the Company without delivering commensurate benefit to shareholders.

The Company is committed to the highest ethical standards, and takes diligent steps to help ensure compliance with applicable rules and regulations, including those relating to political activities and spending. Political contributions are subject to extensive governmental regulation and public disclosure requirements, and several groups aggregate these political contributions disclosures from various sources and make such data readily accessible on public websites. As a result, information regarding the Company's political contributions and expenditures is publicly available, where required. In addition, the industry groups and trade associations to which the Company belongs are also subject to similar public disclosure obligations.

Given these existing disclosure requirements, and the fact that the Company's use of corporate funds or assets for election-related activities is both minimal in amount and limited to industry-related initiatives, the Board believes that the information currently made available strikes the appropriate balance between transparency and excessive burden, and that producing the report requested by the proposal would impose undue costs and administrative burdens without providing meaningful information or any commensurate benefit to shareholders. Thus, the Board does not believe that committing corporate resources to implement the proposal would be an appropriate allocation of Company resources.

Recommendation of the Board:

For the foregoing reasons, the Board recommends that you vote "AGAINST" proposal 4. As with all proposals, if the proposal is not properly presented by the proponent at the Annual Meeting, it will not be voted upon.

PROXY STATEMENT

INFORMATION CONCERNING THE BOARD OF DIRECTORS

AUDIT COMMITTEE REPORT

The Audit Committee functions pursuant to a written charter, which may be viewed on the Company's website at www.OReillyAuto.com. In compliance with that charter and in connection with the December 31, 2025, financial statements, the Audit Committee:

I. Reviewed and discussed with management the Company's audited financial statements as of, and for the year ended, December 31, 2025.

II. Discussed with the Company's independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC.

III. Received from the independent auditors the written disclosures and the letter regarding the auditor's independence required by the applicable requirements of the PCAOB and has discussed with the independent auditors their independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements referred to above be included in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2025.

THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF O'REILLY AUTOMOTIVE, INC.

Thomas T. Hendrickson, *Chair*

John R. Murphy

Dana M. Perlman

Maria A. Sastre

BOARD STRUCTURE

Director Independence

Rules of the Nasdaq Stock Market ("Nasdaq") require that a majority of the Board be "independent." Under the Nasdaq rules, a director or director nominee is independent if he or she is not an officer or employee of the Company and does not have any relationship with the Company which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board has reviewed the independence of its Directors and director nominee under the Nasdaq rules. During this review, the Board considered transactions and relationships between each Director or any member of his or her family and the Company during 2025. Please see discussions in "Affiliated Relationships" and "Certain Relationships and Related Transactions" sections for further descriptions, by specific category and type, of the transactions and relationships reviewed. Consistent with these considerations, the Board has determined that Messrs. Hendrickson, Murphy, and Whitfield, and Mss. deBeers, Perlman, and Sastre ("independent Directors") are independent under the Nasdaq rules. The Board also previously determined that Andrea M. Weiss, who served as a member of the Board until the Company's 2025 Annual Meeting of Shareholders, satisfied the independence requirements under the Nasdaq rules.

In making its independence determination with regard to Ms. deBeers, the Board considered that Ms. deBeers was previously a partner at the law firm of Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden" or the "firm"). Skadden provides legal services to the Company. The fees paid by the Company to Skadden for the years ended December 31, 2025, 2024, and 2023, accounted for less than 0.1% of revenues of the firm for each of these last three years. Ms. deBeers retired from Skadden in February of 2025 and no longer receives compensation from the firm, other than fixed retirement payments for prior service with the firm.

Affiliated Relationships

Greg Henslee, Director of the Board, served as the Company's Chief Executive Officer from 2005 to 2018. Mr. Henslee currently serves as Executive Chairman of the Board. David O'Reilly, Director of the Board, served as the Company's Chief Executive Officer from 1993 to 2005. Mr. O'Reilly currently serves as Executive Vice Chairman of the Board. In addition, Larry O'Reilly, who retired from the Board effective May 15, 2025, is siblings with David O'Reilly. Gregory D. Johnson, Director of the Board, served as the Company's Chief Executive Officer from May of 2018 until January of 2024, when he retired from the Company. Mr. Johnson qualifies as an affiliated Director but is not an employee Director.

Board Leadership Structure

The Board's leadership structure consists of a Chairman of the Board, a Vice Chairmen of the Board, an Independent Lead Director, an Audit Committee, a Corporate Governance/Nominating Committee, and a Human Capital and Compensation Committee. All Committee members satisfy the independence requirements under the Nasdaq rules. The Company's Bylaws permit the positions of Chairman of the Board and Chief Executive Officer to be held by the same person; however, the Board believes these roles and their attendant responsibilities should be separate and fulfilled by two separate individuals. The Company believes having separate roles allows its Board to effectively provide guidance to and oversight of its management. As a result, Greg Henslee serves in the role of Executive Chairman of the Board and Brad Beckham serves in the role of Chief Executive Officer.

PROXY STATEMENT

Independent Lead Director



From time to time, in the interest of sound corporate governance, the Board may appoint an Independent Lead Director. The Board believes that the designation of an Independent Lead Director improves the functionality of the Board and its Committees and aids in the fiduciary obligations each Director has to the Company and its shareholders. In January of 2024, the Corporate Governance/Nominating Committee nominated, and the Board approved, Thomas T. Hendrickson to serve as Independent Lead Director. Mr. Hendrickson has served as Independent Lead Director since that time.

The responsibilities of the Independent Lead Director include, but are not limited to, the following:

- Serves as a liaison among other Directors, with the Company's management, between Board committees and the Board.

- Presides at Board meetings in the absence of the Chairman of the Board, or at the request of the Chairman of the Board.

- Ensures Board leadership in the absence or incapacitation of the Chairman of the Board.

- Chairs executive sessions involving only the independent Directors, develops the agenda for executive sessions to ensure that independent Directors have adequate opportunities for these meetings to be held and adequate time to discuss issues and communicates with the Company's management, as appropriate, the results of the executive sessions.

- Consults with the Chairman of the Board as to the appropriate schedules and agendas of Board meetings to ensure there is sufficient time available for serious discussion of appropriate topics proposed by the independent Directors.

- Advises the Chairman of the Board on the conduct of Board meetings to facilitate teamwork and communication among independent and non-independent Directors.

- Together with the Chairman of the Board, collaborates with the Company's management to determine the information and materials provided to the Directors, so that the independent Directors have adequate resources, especially by way of full, timely, and relevant information, to support their decision-making responsibilities.

- Is entitled to request materials from and receive notice of, and attend, all meetings of Board committees.

- Is available to advise committee chairs in fulfilling their designated roles and responsibilities to the Board.

- Collaborates with the Board to guide the Company's management on strategic issues and long-term planning.

- Consults with the Chairman of the Board on such matters as are pertinent to the Board and the Company.

- Works with the Corporate Governance/Nominating Committee Chair to analyze the annual Board self-assessment results.

- Collaborates with the Chairman of the Board and Corporate Governance/Nominating Committee on Board succession planning.

- Acts as the focal point on the Board concerning issues such as corporate governance and suggestions from independent Directors and monitors and coordinates with the Company's management on corporate governance issues and developments.

- Collaborates with the Human Capital and Compensation Committee to ensure a succession plan is in place for the Company's Chief Executive Officer.

- Is available for direct communication and consultation with shareholders, upon request through Board approved procedures.

- Performs such other duties as the Board or Chairman of the Board may delegate, from time to time.

COMMITTEES OF THE BOARD

The Board has three standing committees, the Audit Committee, the Human Capital and Compensation Committee, and the Corporate Governance/Nominating Committee. Each committee is governed by a written charter and is comprised solely of independent Directors in accordance with the Nasdaq Listing Qualifications. Charters for each committee are available on the Company's website at www.OReillyAuto.com and can be obtained free of charge by written request to the attention of the Secretary at the Company's mailing address, 233 South Patterson Avenue, Springfield, Missouri 65802, or by telephone at (417) 874-7280.

Because Greg Henslee, David O'Reilly, and Gregory D. Johnson do not qualify as independent Directors, they do not serve on any committees of the Board.

Board Committee Responsibilities Summary

The Board of Directors is responsible for the overall governance and long-term strategy of the Company. Each Board Committee has key governance and strategic responsibilities, as outlined in the table below:

RESPONSIBILITY	AUDIT COMMITTEE	HUMAN CAPITAL & COMPENSATION COMMITTEE	GOVERNANCE/ NOMINATING COMMITTEE	FULL BOARD
Enterprise Risk Management	■			■
Cybersecurity	■			■
Financial Reporting & Disclosures	■			■
External and Internal Audit Oversight	■			■
Related Party Transactions	■			■
Whistleblower Program	■			■
Insider Trading Policy Compliance	■			■
Compensation Policy and Practices		■		■
Executive Management Succession Planning		■		■
Human Capital Development		■		■
Board Succession Planning			■	■
Corporate Governance Oversight			■	■
ESG Strategies and Reporting			■	■
Board Committee Charters			■	■
Shareholder Engagement			■	■

PROXY STATEMENT

AUDIT COMMITTEE

MEETINGS IN 2025: Eight **MEMBERS:** Four • Thomas T. Hendrickson (Chair) • John R. Murphy • Dana M. Perlman • Maria A. Sastre **INDEPENDENT**: All	**PURPOSE AND FUNCTIONS:** • Review reports of the Company's financial results, audits, and internal controls and communicate the results of those evaluations to management. • Review the Company's financial policies and procedures and direct changes as appropriate. • Direct and oversee the performance of the Company's internal audit function. • Review of information security and cybersecurity risks. • Recommend the engagement of the Company's independent auditors. • Confer with the independent auditors regarding the adequacy of the Company's financial controls and fiscal policy in accordance with generally accepted auditing standards. • Oversee the development of the annual corporate risk assessment and review quarterly high-risk updates. • Review the independent auditor's procedures for ensuring its independence with respect to the services performed for the Company. • Review the Company's compliance program annually, including the whistleblower program's quarterly update. • Review all related party transactions.

The Board has determined that each member of the Audit Committee is "independent" pursuant to the Nasdaq rules, as well as the independence requirements for audit committee members under Rule 10A-3 promulgated under the Exchange Act. In addition, the Board has determined that Mr. Hendrickson, Chair of the Audit Committee, Mr. Murphy, and Ms. Perlman are each qualified as an audit committee financial expert, as that term is defined in the rules of the SEC. The Company's Audit Committee Charter may be viewed on its website at www.OReillyAuto.com.

HUMAN CAPITAL AND COMPENSATION COMMITTEE

MEETINGS IN 2025: Four

MEMBERS: Four
- John R. Murphy (Chair)
- Kimberly A. deBeers
- Maria A. Sastre
- Fred Whitfield

INDEPENDENT: All

PURPOSE AND FUNCTIONS:

- Act on behalf of the Board with respect to the establishment and administration of the policies governing the annual compensation of the Company's executive officers.

- Define and articulate the Company's overall executive compensation philosophy and to administer and approve all elements of compensation for the Company's executive officers and senior management.

- Review and approve the corporate goals and objectives relevant to the Chairman of the Board and CEO's compensation.

- Evaluate the Chairman of the Board and CEO's performance based on those goals and objectives.

- Work with, and receive recommendations from, the Company's Human Resources Department regarding the Company's executive officers' total compensation.

- Oversee the awards and related actions under the Company's various equity plans.

- Provide oversight and guidance on all human capital management development efforts, including succession planning, recruiting and retention, and engagement and experience.

The Company, and this committee, intensely focus on a comprehensive human capital and emerging talent development and leadership training strategy. Because the Company's executive leadership is of critical importance to the Company's success, the succession planning process is led by the Human Capital and Compensation Committee. This committee reviews the Company's succession planning practices and procedures and makes recommendations to the Board concerning succession developments, while ensuring the appropriate succession plans are in place for key executive positions.

The Committee has the authority to retain consultants and advisors, as it may deem appropriate in its discretion. The Committee has, from time to time, historically utilized third party compensation survey data and/or outside independent consultant advisors in order to achieve its goal of attracting and retaining executive officers who contribute to the long-term success of the Company. During 2025, the Committee engaged Meridian Compensation Partners, LLC, an outside consultant advisor, for compensation advisory services. The Company's Human Capital and Compensation Committee Charter may be viewed on its website at www.OReillyAuto.com.

Human Capital and Compensation Committee Interlocks and Insider Participation

No member of the Human Capital and Compensation Committee is now, nor has ever been, an officer or an employee of the Company or any of its subsidiaries. None of the Company's executive officers served as a director or as a member of a compensation committee (or other committee serving an equivalent function) of any other entity whose executive officers served as a director of the Company or a member of the Human Capital and Compensation Committee during 2025.

CORPORATE GOVERNANCE/NOMINATING COMMITTEE

MEETINGS IN 2025: Four

MEMBERS: Four
- Dana M. Perlman (Chair)
- Kimberly A. deBeers
- Thomas T. Hendrickson
- Fred Whitfield

INDEPENDENT: All

PURPOSE AND FUNCTIONS:

- Establish criteria for the selection of Directors, identify any additional skills sets or attributes necessary to fill gaps on the current Board, and to recommend to the Board the nominees for Director in connection with the Company's Annual Meeting of the shareholders.

- Consider changes in principal employment of Directors and new directorships by Directors to ensure there are no conflicts of interest or loss of skill set.

- Take a leadership role in shaping the Company's corporate governance policies and to issue and implement the Corporate Governance Principles of the Company.

- Develop and coordinate annual evaluations of the Board, its committees, and its members.

- Advise the Board regarding long-term Board succession.

- Adhere to all legal standards required by the SEC and Nasdaq.

- Review and assess the Company's environmental, sustainability, social, and governance policies, goals, and programs and make recommendations to management based on their review and assessment.

The Company's Corporate Governance Principles may be viewed along with the Corporate Governance/Nominating Committee Charter on its website at www.OReillyAuto.com.

Board Evaluation

The Corporate Governance/Nominating Committee conducts an annual Board evaluation process to determine the effectiveness of the Board and as a tool to aid in continuous improvement. The Chair of the Corporate Governance/Nominating Committee, in partnership with the Company's outside counsel, provides questionnaires to the Board, which are completed and returned directly to the Company's outside counsel who compiles the responses and reports the results on an anonymous basis to the Corporate Governance/Nominating Committee Chair for evaluation and discussion with the Board's Independent Lead Director and the Chairman of the Board.

QUESTIONNAIRE TOPICS



- Board effectiveness and leadership structure.
- Board member skills and performance.
- Board composition.
- Board succession planning.
- Board committee effectiveness.
- Board interaction and communication with Company management.

In recent years, the Board's self-evaluation process has contributed to improving the Board's range of skills and experience, changes in Board committee membership and committee Chairs, increased focus on Board succession planning and Board refreshment, and an increased focus and reporting on the Company's environmental, sustainability, social, and governance policies and programs, including enhanced shareholder outreach.

Director Candidates

The Corporate Governance/Nominating Committee does not have a written policy on the consideration of Director Candidates recommended by shareholders. It is the view of the Board that all candidates, whether recommended by a shareholder or the Corporate Governance/Nominating Committee, shall be evaluated based on the same established criteria for persons to be nominated for election to the Board and its committees. The established criteria for persons to be nominated for election to the Board and its committees, taking into account the composition of the Board as a whole, at a minimum, include the below.

CRITERIA FOR DIRECTOR NOMINATION



- Whether a candidate qualifies as "independent" under the federal securities laws and the rules and regulations of the SEC and Nasdaq applicable to the Board and each of its committees.

- Depth, breadth, and variety of experience within the Company's industry and otherwise.

- Commitments outside of the Board and the ability to devote adequate time to Board and committee matters.

- Special areas of expertise.

- Accounting and financial knowledge.

- Willingness to apply sound and independent business judgment.

- Leadership ability.

- Experience in developing and assessing business strategies.

- Corporate governance expertise.

- Risk management skills.

- For incumbent members of the Board, the past performance of the incumbent director.

The Corporate Governance/Nominating Committee is actively engaged with and regularly evaluates and considers director succession for the members of its Board, lead director, and committees and committee chairs to ensure a mix of knowledge, abilities, expertise, and tenure that promotes and supports the Company's long-term success, while giving consideration to evolving skills, perspective, and experience needed on the Board to perform its corporate governance role. In addition, when the Corporate Governance/Nominating Committee seeks a new candidate for directorship, it seeks qualifications from the individual that satisfy the established criteria for a person to be nominated and a candidate that will complement the attributes and perspective of the other members of the Board.

In selecting a Director nominee, the Corporate Governance/Nominating Committee focuses on a broad range of skill sets, viewpoints, experiences, and backgrounds that would complement the existing Board. While the Board does not have a formal policy on Board diversity as it relates to the selection of nominees for the Board, the Corporate Governance/Nominating Committee does consider diversity in knowledge, experience, employment, and geography among other factors. Decisions by the Board regarding nomination of Directors are made based on expected contributions to the Board in furtherance of the interests of shareholders.

As the Company's strategic priorities and the composition of the Board evolve, the priorities and emphasis of qualifications the Corporate Governance/Nominating Committee is seeking in a candidate change, adapting to the Company's strategic priorities. Individuals identified by the Corporate Governance/Nominating Committee as qualified to become directors are then recommended to the Board for nomination, and the Board determines the nominees for election after considering the recommendation and report of the Corporate Governance/Nomination Committee.

Finding qualified candidates interested in serving as director is of the highest level of importance to the Corporate Governance/Nominating Committee. As such, the Corporate Governance/Nominating Committee may use any and all appropriate methods at its disposal for identifying candidates for election. The Corporate Governance/Nominating Committee's methods for identifying candidates for election to the Company's Board include the solicitation of possible candidates from a number of sources, including engaging with outside search firms, from members of its Board, its executives, and other research. The Board believes it is best qualified to evaluate candidates based on its knowledge of the Company's business structure, and the Corporate Governance/Nominating Committee may retain one or more third-party search firms to identify suitable candidates.

The Corporate Governance/Nominating Committee's ongoing efforts to ensure the appropriate breadth and depth of experience on the Board has resulted in the addition of four new independent directors in the past six years, as well as a rotation in the Independent Lead Director role twice over that same period. The Corporate Governance/Nominating Committee remains intensely focused on Board director succession, including an emphasis on Independent Lead Director and board Committee chair succession and/or rotation.

Shareholder Nominations

A shareholder who desires to nominate one or more persons for election as director(s) shall deliver "timely notice" (as defined in Section 12, Article II of the Company's Bylaws) in writing of the shareholder's intent to make such nomination or nominations, either by personal delivery or by United States mail, postage prepaid, to the Secretary of the Company at the Company's mailing address, O'Reilly Automotive, Inc. Corporate Governance/Nomination Committee, attention to Julie Gray, at 233 South Patterson Avenue, Springfield, Missouri 65802. In accordance with Section 13, Article II of the Bylaws, such notice shall set forth:

I.   The name and address of record of the shareholder who intends to make the nomination;

II.   The class and number of shares of the capital stock that are beneficially owned by the shareholder on the date of such notice;

III.   The name, age, business and residential addresses, and principal occupation or employment of each proposed nominee;

IV.   A description of all arrangements or understandings between the shareholder and each nominee, and other arrangements or understandings known to the shareholder, pursuant to which the nomination or nominations are to be made by the shareholder; any other information regarding each proposed nominee that would be required to be included in a proxy statement filed with the SEC; and

V.   The written consent of each proposed nominee being so named to serve as a Director of the Company.

The presiding officer of a meeting may, if the facts warrant, determine at the meeting that a nomination was not made in accordance with the foregoing procedure, and if he or she should make that determination, he or she shall so declare at the Annual Meeting, and the defective nomination shall be disregarded.

Meeting Attendance

During 2025, four regularly scheduled meetings of the Board were held. During the year, each Director attended 100% of the total number of meetings of the Board during his or her term of service.

During 2025, each independent Director attended 100% of the total number of meetings held by all committees of the Board for which he or she served during his or her terms of service.

Time is allotted at each Board meeting for an executive session involving only the independent Directors. The Company's independent Directors held four closed-session meetings during 2025, and each current independent Director attended all meetings during his or her term of service.

The Company encourages, but does not require, the members of its Board to attend the Annual Meeting. Each director then serving on the Board attended the Company's 2025 Annual Meeting.



BOARD ATTENDANCE RECORD		
DIRECTORS MEETINGS	INDEPENDENT DIRECTOR MEETINGS	ANNUAL MEETING
100%	100%	100%

RISK OVERSIGHT

It is management's responsibility to assess and manage the Company's exposure to various risks and bring the Company's most material risks to the Board's attention. The Board has oversight responsibility for the processes established to report and monitor systems for material risks applicable to the Company. In its oversight role, the Board annually reviews the Company's strategic plan, which addresses, among other things, the risks and opportunities facing the Company.

A quarterly risk overview is provided to the Board by the Company's General Counsel and the Company's Chief Information Officer, which details the Company's current and potential risk exposure to litigation, self-insurance, information security, and cybersecurity. In addition, quarterly operational updates and risk assessments are provided by Senior Vice Presidents of selected operational areas, including store operations, supply chain and distribution operations, finance, and real estate.

The Board has delegated certain risk management oversight responsibility to the Board committees, as detailed below. Each committee regularly reports to the full Board.

Audit Committee Risk Oversight

The Audit Committee provides risk management oversight for areas including economic, financial (such as accounting, credit, liquidity, and tax), legal, compliance, and regulatory risks. As part of its responsibilities as set forth in its charter, the Audit Committee is responsible for discussing with management the Company's major financial risk exposures and the steps management has taken to monitor and control those exposures, including the Company's risk assessment and risk management policies.

SPECIFIC RISK ASSESSMENT AREAS REVIEWED



- The Company's Annual Corporate Risk Assessment.

- The Company's Code of Conduct and Ethics program compliance.

- Related party transactions.

- Insider trading policy compliance.

- The Company's TIPS Hotline activity.

- Appropriate interpretation and application of new accounting standards.

- Internal auditor's comprehensive audit plan.

- External auditor's independence and audit effectiveness.

- Significant cybersecurity risks, including cybersecurity incidents, the impact on the Company of any significant cybersecurity incident, and any disclosure obligations arising from any such incident.

The Company's Annual Corporate Risk Assessment uses the ISO 31000 framework, quarterly high-risk scenario updates, quarterly information security and cybersecurity risk updates, and a Management Status Report, which identifies the material strategic and operational Company business risks and the controls that respond to and mitigate those risks.

The Audit Committee reviews, with management, the Company's financial performance and financing arrangements and meets with the Company's internal and external auditors to review the Company's compliance with all applicable financial reporting and Sarbanes-Oxley requirements. The Audit Committee also reviews, with management, the status of the Company's information security and cybersecurity programs and initiatives, business continuity planning, and PCI compliance.

Human Capital and Compensation Committee Risk Oversight

The Human Capital and Compensation Committee provides risk management oversight for areas including compensation, retention, and human capital management risks.

SPECIFIC RISK ASSESSMENT AREAS REVIEWED



- Executive officer succession planning.

- Senior management development plans and approval of hiring.

- Promotions and total compensation for executives and senior management.

PROXY STATEMENT

The Human Capital and Compensation Committee reviews total compensation for base salary, incentive compensation, benefits, and perquisites to ensure they are market competitive and consistent with the Company's compensation philosophy and ensures that these compensation plans and arrangements do not create inappropriate risks. In addition, the Human Capital and Compensation Committee assesses risks for non-executive human capital management, including recruiting and retention.

Corporate Governance/Nominating Committee Risk Oversight

The Corporate Governance/Nominating Committee provides risk management oversight for areas including director succession planning and skills assessment, operations, business, long-term strategy, competitive, and reputation risks.

SPECIFIC RISK ASSESSMENT AREAS REVIEWED



- The Company's corporate governance guidelines and their implementation.

- The Company's Code of Conduct and Ethics program compliance.

- The Board committee charters.

- The Company's Corporate Governance Principles.

- Updates on shareholder activism.

- Board member skills and succession.

- The Company's environmental, social, and governance policies and disclosures.

Under the oversight and direction of the Corporate Governance/Nominating Committee, the Company issues its annual Impact Report, which illustrates the Company's approach to human capital management, team member experience, labor practices, philanthropy, community support, implementing energy efficiency and abatement measures, recycling and product circularity, and governance initiatives. The Report is available on the Company's website at www.OReillyAuto.com.

BOARD COMPOSITION

The Board believes each individual director should possess certain personal characteristics, and that the Board as a whole should possess certain core competencies. The Corporate Governance/Nominating Committee reviewed the core competencies that it believes should be represented on our Board and believes that the qualifications and skills set below reflect the appropriate mix of experiences that, taken together, provide the variety and depth of knowledge necessary for effective oversight, direction, and vision for the Company.

QUALIFICATION OR SKILL	WHY IT IS IMPORTANT
Public Board Experience	Experience serving on a board of directors of a public company provides a relevant understanding of the function and role of a board member to oversee and manage the growth of the Company, while pursuing appropriate interests of our shareholders and applicable stakeholders.
Leadership	Leadership experience of a "C-Suite" position, with a public company in particular, provides a relevant understanding of the perspective and practical knowledge of leading a business.
Strategic Planning	Business development, debt and capital market transactions, and acquisitions or mergers expertise provides an understanding beneficial in the oversight of our business operations, the growth of our business, and returning value to our shareholders.
Retail Industry	Expertise in the retail industry provides a relevant understanding of our business and strategy.
Automotive Aftermarket Industry	Expertise in the automotive aftermarket industry provides the most relevant understanding of our business and strategy.
Financial Expert	Financial Expert as defined in the rules of the SEC. The education and focused leadership experience that comes from a direct oversight role of finance, the financial reporting process, and internal controls provides the relevant understanding of the complex financial transactions and reporting requirements our business is involved in.
Human Capital Management	With our significant Team Member population, expertise in organization management, talent development, broad-based incentive planning, and executive compensation provide key insights.
International	Expertise from experience outside of the United States is important in understanding and reviewing our business and strategy.
Omnichannel	Expertise in managing a sales function, consumer marketing, or brand management provides a relevant understanding of expanding market share and assessing, developing, and implementing our customer engagement strategies through a combination of channels, digital, and our brick-and-mortar stores.
Technology	Knowledge of new and emerging technologies provides valuable perspectives, as we rely on technology to manage internal operations and customer and supplier data, protect such information, and grow our customers' digital experience.
Supply Chain	Expertise with managing supplier and customer relationships or in the planning and managing of sourcing, procurement, conversion, and logistics activities provides a relevant understanding on achieving efficient operations and building partnerships to support growth of an omnichannel commerce distribution model with multiple fulfillment points to serve customers.
Real Estate	Given our significant physical footprint, real estate expertise can provide insight on opportunities and managing our locations to profitable grow our business.
Risk Management	Expertise in risk assessment or management is beneficial for the Board's oversight role in understanding the risk exposure to our business.
Regulatory	Expertise overseeing complex regulatory matters provides a relevant understanding of the legal exposure to our business.
Business Ethics & Responsibility	As a public company, we and our shareholders expect effective accountability, transparency, and protection of shareholder interests, including corporate sustainability and social responsibility, expertise in these areas provides relevant oversight and beneficial guidance.

The following table highlights specific information concerning the Director nominees and the key experience or expertise, qualifications, and skills they each bring to our Board. A Director nominee may possess additional experience, qualifications, attributes or skills, even if not expressly indicated.

	GREG HENSLEE	DAVID O'REILLY	THOMAS T. HENDRICKSON	KIMBERLY A. DEBEERS	GREGORY D. JOHNSON	JOHN R. MURPHY	DANA M. PERLMAN	MARIA A. SASTRE	FRED WHITFIELD
LEADERSHIP									
Public Board Experience			■	■		■	■	■	
Leadership	■	■	■	■	■	■	■	■	■
Strategic Planning	■	■	■	■	■	■	■	■	■
OPERATIONAL									
Retail Industry	■	■	■		■		■		■
Automotive Aftermarket Industry	■	■			■				
Financial Expert			■			■	■		
Human Capital Management	■			■	■	■			■
International				■		■	■	■	■
Omnichannel							■	■	■
Technology	■		■		■	■	■	■	
Supply Chain	■	■	■		■	■	■		■
Real Estate	■		■	■				■	
GOVERNANCE									
Risk Management	■	■	■	■	■	■	■	■	■
Regulatory		■	■	■				■	
Business Ethics & Responsibility			■	■		■			■
DEMOGRAPHIC BACKGROUND									
Independence			■	■		■	■	■	■
Board tenure (at the 2026 Annual Meeting)	8	54	16	1	2	23	8	6	4
Age (at the 2026 Annual Meeting)	65	76	71	57	60	75	45	70	67
Gender (Male / Female / Non-Binary)	M	M	M	F	M	M	F	F	M
Diversity (race / ethnicity)	White	White	White	White	White	White	White	Hispanic	African American

DIRECTOR NOMINEES

INDEPENDENCE	GENDER DIVERSITY	DIVERSITY
6/9	3/9	2/9

COMPENSATION OF DIRECTORS

Independent Directors

Independent Directors are paid an annual retainer for service to the Board. The Independent Lead Director is paid an additional annual fee for service on the Board. Each Committee Chair is paid an additional annual fee for service as chair of each respective Committee.

To assist the Company in recruiting and retaining qualified Directors, the Company also awards each independent Director an annual restricted share award that vests in one installment after a one-year period. Upon resignation from the Board for any reason other than retirement, death, or disability, all outstanding, unvested equity awards are immediately forfeited. The Board makes an annual determination of the number of restricted shares to be awarded to each independent Director.

The following table summarizes the compensation paid to the independent Directors, including stock awards, for the year ended December 31, 2025:

INDEPENDENT DIRECTOR COMPENSATION	
Annual Retainer	$ 116,000
Annual Independent Lead Director Fee	$ 41,500
Committee Chair Fees	$ 31,000 Audit Committee
	$ 25,750 Human Capital and Compensation Committee
	$ 21,500 Corporate Governance/Nominating Committee
Restricted Stock	In May of 2025, each independent Director was awarded a number of restricted shares valued at approximately $180,000. These restricted shares vest in one installment after a one-year period. In May of 2025, each independent Director received 1,965 restricted shares awarded at a price of $92.11 per share.
Non-Qualified Stock Options	No stock option awards were granted during 2025.

Independent Director retainers and fees in the aggregate amount of $840,063 were paid during 2025 and independent Director restricted stock awards with an aggregate fair value of $1,085,985 were granted in 2025.

Affiliated Directors

The Affiliated Director compensation plan, in which Larry O'Reilly was included for the time that he was a director in 2025 before he retired from the Board effective May 15, 2025, provided an annual cash retainer of $296,000 for service to the Board. Mr. O'Reilly was paid no other fee amounts for his service as a Director and was not granted an equity award in 2025.

Gregory D. Johnson, who is also considered an Affiliated Director, was included in the Affiliated Director compensation plan and received an annual retainer and restricted stock award aligned with Independent Director compensation. For 2025, Mr. Johnson was provided an annual retainer of $116,000 and a restricted stock award valued at approximately $180,000 for service to the Board. These restricted shares vest in one installment after a one-year period. In May of 2025, Mr. Johnson received 1,965 restricted shares awarded at a price of $92.11 per share. No other fee amounts were paid to Mr. Johnson for his service as a Director in 2025.

Greg Henslee and David O'Reilly do not receive any additional compensation for services they provide as Directors and are compensated solely for the services they provide as executive officers.

Director Ownership Guidelines

Please see the "Officer and Director Stock Ownership Guidelines" section of this proxy statement for details of the stock ownership requirements for directors.

Compensation Paid to Directors

The following table summarizes the compensation paid to all Directors for the year ended December 31, 2025, other than Greg Henslee and David O'Reilly whose compensation is fully reflected in the "Summary Compensation Table" portion of this proxy statement:

DIRECTOR COMPENSATION			
Name	Fees Earned or Paid in Cash ($)	Stock Awards [a] ($)	All Other Compensation ($)	Total ($)
Larry O'Reilly [b]	121,158	—	—	121,158
Thomas T. Hendrickson	187,375	180,997	—	368,372
Kimberly A. deBeers	87,000	180,997	—	267,997
Gregory D. Johnson	115,500	180,997	—	296,497
John R. Murphy	141,063	180,997	—	322,060
Dana M. Perlman	136,625	180,997	—	317,622
Maria A. Sastre	115,500	180,997	—	296,497
Andrea M. Weiss [c]	57,000	—	—	57,000
Fred Whitfield	115,500	180,997	—	296,497

(a) Stock awards granted to Directors represent restricted shares, which vest in one installment after a one-year period. The dollar value of stock awards represents the grant-date fair value of the awards based on the closing market price of the Company's common stock on the date of the award. Please see Note 14 "Share-Based Compensation and Benefit Plans" to the Company's Consolidated Financial Statements included on its annual report on Form 10-K for the fiscal year ended December 31, 2025, for further discussion of the assumptions used in calculating share-based compensation expenses in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC 718"). The table below summarizes the Directors' outstanding restricted share awards as of December 31, 2025:

Stock Awards		
Name	Number of Shares or Units of Stock That Have Not Vested [i] (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Thomas T. Hendrickson	1,965	179,228
Kimberly A. deBeers	1,965	179,228
Gregory D. Johnson	1,965	179,228
John R. Murphy	1,965	179,228
Dana M. Perlman	1,965	179,228
Maria A. Sastre	1,965	179,228
Fred Whitfield	1,965	179,228

(i) Represents restricted shares granted on May 15, 2025, which vest in one installment on May 14, 2026.

(b) Retired from the Board at the end of the 2024 director term, consistent with the Board's mandatory age policy.

(c) Ms. Weiss did not stand for re-election to the Board at the 2025 Annual Meeting of Shareholders.

In addition, all Directors are reimbursed for appropriate travel and other out-of-pocket expenses incurred in connection with attendance at Board meetings.

COMPENSATION OF EXECUTIVE OFFICERS

HUMAN CAPITAL AND COMPENSATION COMMITTEE REPORT

The Human Capital and Compensation Committee has reviewed and discussed the following Compensation Discussion and Analysis with management. Based on its review and discussion with management, the Human Capital and Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and in O'Reilly Automotive, Inc.'s annual report on Form 10-K for the year ended December 31, 2025.

THE HUMAN CAPITAL AND COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS OF O'REILLY AUTOMOTIVE, INC.

John R. Murphy, *Chair*

Kimberly A. deBeers

Maria A. Sastre

Fred Whitfield

TABLE OF CONTENTS

PROXY STATEMENT

COMPENSATION DISCUSSION & ANALYSIS

This section describes the compensation packages of the Company's principal executive officer, principal financial officer, and three other most highly compensated officers, which includes the President, the Executive Vice President and Chief Information Officer, and the Executive Vice President of Store Operations and Sales, who were each employed by the Company on December 31, 2025. This section also describes the compensation packages of the Executive Chairman of the Board and Executive Vice Chairman of the Board. Collectively, these individuals are referred to as the "Named Executive Officers" or "NEOs" in this proxy statement. The NEOs and their positions are identified below:



NAMED EXECUTIVE OFFICERS

GREG HENSLEE
Executive Chairman
of the Board

DAVID O'REILLY
Executive Vice Chairman
of the Board

BRAD BECKHAM
Chief Executive Officer

BRENT G. KIRBY
President

JEREMY FLETCHER
Executive Vice President and
Chief Financial Officer

SCOTT R. ROSS
Executive Vice President and
Chief Information Officer

JASON TARRANT
Executive Vice President of
Store Operations and Sales

EXECUTIVE SUMMARY

Our principal business objective is to build an enterprise that develops strong teams, delivers exceptional service to our customers, and maximizes long-term value for our shareholders. Our "promote from within" and pay-for-performance philosophies support this objective by linking a substantial portion of our executive compensation to Company performance and long-term stock price appreciation.

Our compensation programs are critical to our efforts to identify, develop, retain, and motivate talented Team Members in all levels of our organization to generate consistent, strong financial and operating results. Our long track record of exceptional performance is exemplified by our **average annual shareholder return of 18%** over the past 10 years, compared to the average annual return for the S&P 500 of 13%.

2025 Financial and Operating Performance

Our Team's ability to deliver sustained profitable growth is evidenced by our **2025 performance**, which represents our **33rd consecutive year** of comparable store sales increases and profitable growth since we became a public company in April of 1993. Our Team Members' unwavering commitment to excellent customer service is the hallmark of O'Reilly Auto Parts and the key to earning our customers' business every day. Service and product availability are critical pieces of our value proposition and our ability to remain intensely focused on these fundamentals has continued to **drive growth** in our business.

Sustained Strong Growth and Continued to Deliver Strong Results

Increase in Full-Year Comparable Store Sales	Full-Year Operating Profit Dollars	Full-Year Net Cash Provided by Operating Activities



Our 2025 growth was achieved in a challenging environment of rising costs and prices. We believe our **continued sales growth** trends reflect share gains won by consistently executing our proven business model while also delivering incremental improvements to further differentiate our service from the competition. Team O'Reilly continues to execute our proven **dual market strategy** at an extremely high level, powered by industry-leading parts availability and our robust, strategic, tiered distribution network.

We remain highly focused on effectively executing our

capital allocation strategy, and in line with these priorities, during 2025 we were able **invest $1.17 billion in our existing business** and expand our store base and distribution network. We added **207 net, new stores** across 37 U.S. States, Puerto Rico, Mexico, and Canada. We also opened a new state-of-art, greenfield **distribution center in Virginia** that unlocks exciting growth opportunities in the Mid-Atlantic; expanded inventory assortment; and continued our strategic investments in technology and infrastructure. These capital investments will position us to continue to grow our business in new and existing market areas.

Continued to Return Value to our Shareholders

Diluted Earnings per Share



Total Shareholder Return

Our dedication to profitable growth and market share gains means that after we have exhausted all opportunities to profitably reinvest in the growth of our business at a high rate of return, we return excess capital to our shareholders through the consistent execution of our share repurchase program.

In 2025, we were able to **return excess capital of $2.1 billion** through our share repurchase program. Since we began our

program in 2011, we have returned over $27 billion through our share repurchase program, and we continue to view the disciplined execution of our share repurchase program as an effective means of returning excess capital to our shareholders. We remain deeply **committed to a balanced capital structure**, which supports our investment-grade credit ratings and provides the flexibility to successfully execute on future growth opportunities, while also optimizing returns to our shareholders.

Building on Our Success

As we look forward, after a very successful year in 2025 and a tremendous legacy built over the past 68 years, we could not be more **excited for the opportunities we see ahead** for our Company, as we plan to add 225 to 235 net, new stores in 2026, a step up in growth compared to 2025; open and begin operating the expansion of our Lakeland, Florida, distribution center; and make progress on the development of a new distribution center in the Fort Worth, Texas area, which we expect to be operational in 2028.

This new facility will expand our available capacity in some of our most important and mature core markets, enabling continued new store growth and support of increased per store volumes that have grown significantly over the last several years. The strong foundation we have established, solidified by the unparalleled commitment, hard work, and professionalism of our dedicated Team Members, is a tremendous spring-board for continued **long-term profitable growth**.

COMPENSATION FRAMEWORK

Compensation Philosophy

Our compensation philosophy has always been to mirror the ownership mentality at the core of our culture by incentivizing our Team Members to "**run it like you own it**." We continually evaluate and benchmark our comprehensive compensation programs to ensure they remain relevant and competitive. Our compensation philosophy is rooted in three guiding principles:

I.   Linking pay with performance.

II.   Aligning our compensation framework with our strategic goals to drive long-term value for our shareholders.

III.   Ensuring we foster our "promote from within" philosophy by designing compensation programs to identify, develop, and retain a talented management team.

Pay-for-Performance



A substantial majority of our Team Members at all levels of our Company participate in compensation programs that **align pay with performance**, through variable compensation tied directly to operating results and goal-centered incentives aligned with our business strategies. We believe these programs provide strong motivation to deliver outstanding performance, and **instill an ownership culture** whereby our Team Members are highly committed to providing superior value to our customers. Our performance goals are designed to be sufficiently demanding, providing an opportunity to earn meaningful compensation commensurate with achievement of superior performance without encouraging excessive risk-taking. We link a significant portion of executive compensation to Company performance, with achievement tied directly to our financial performance and stock price.

Align to Strategic Goals and Create Long-Term Shareholder Value



Our compensation programs are designed to support and enable achievement of our long-term strategic objectives, which, in turn, are aimed to create **enhanced value for our shareholders**. We have long believed that a significant portion of our executives' compensation should be directly tied to our stock price in order to align the financial interests of our executives with the interests of our shareholders. This calibration of objectives ensures our Company **leadership remains focused on the sustained financial performance and long-term growth** that drives value for both our executives and shareholders, while also ensuring appropriate incentives exist to prevent unnecessary risk taking. For this same purpose, we also maintain significant stock ownership requirements for our executives as described in the "Officer and Director Stock Ownership Guidelines" section of this proxy statement.

Identify, Develop, and Retain a Talented Management Team, Fostering a "Promote from Within" Philosophy



Since our founding, a fundamental core value at the heart of our Culture has been our commitment to our Team Members. Our "**promote from within**" philosophy encompasses our Company's strategies for creating career opportunities for our Team Members. We execute this philosophy by ensuring every member of Team O'Reilly has access to development opportunities and pathways into leadership roles across our business. The designs of our compensation programs go hand-in-hand with this "promote from within" philosophy; we structure our compensation to be competitive with the market, allowing us to **identify, develop, and retain talented team members**, while also motivating those team members to build successful, long-term careers with our Company. Our approach to executive compensation reinforces these objectives, by creating incentives for our senior leadership team to aspire to continue growth within our Company and ensuring our existing executives remain motivated to drive the long-term success of the Company. We also capitalize on specific opportunities to augment the strength of our Team with external strategic hires, and our compensation framework has enabled us to effectively recruit highly qualified individuals who have quickly adopted our Company's focus on long-term growth and value creation. Our compensation strategies have been very effective at promoting retention, with our senior leaders typically staying with our Company until retirement.

Compensation Objectives

The main objective of the Company's compensation philosophy is to provide its executive officers and management with a total compensation package that is competitive and equitable, and which encourages and rewards performance based in part upon the Company's performance in terms of increases in long-term shareholder value. Aligning the interests of our executive and management teams with those of our shareholders further promotes the success of not only the Company but also our Team Members. Executive compensation features short-term cash incentives and long-term share-based incentives, among other elements:

ELEMENTS OF EXECUTIVE COMPENSATION	
Base Salary	• Fixed cash compensation.
	• Attracts and retains highly qualified executives with stable, cash compensation.
	• Salaries reflect individual's level of responsibility and experience, scope and complexity of position, and market data.
Annual Cash Incentive	• Variable cash compensation.
	• Drives short-term Company performance.
	• Payout is based upon performance against pre-established financial goals.
Long-Term Share-Based Incentive	• Variable equity compensation, subject to holding requirements.
	• Drives long-term performance.
	• Aligns executives' interests with shareholders by rewarding long-term value creation.
Benefits	• Competitive benefits package with many options to meet varying needs.
	• Health, wellness, and retirement benefit plans and programs.
	• Supports attracting and retaining Team Members, including experienced executives.
Perquisites	• Limited perquisites and personal benefits, which can include reimbursement for health and club memberships and reimbursement under the Company's executive management medical reimbursement benefit plan.
	• Consistent with the objectives of attracting and retaining superior talent.

Team Member Experience

Early in our Company's history, we established a non-negotiable goal to be the Friendliest Parts Store in Town. Our neighborhood parts stores, distribution centers, and corporate offices are staffed with Team Members that reflect the communities they serve. We are committed to fostering a culture where every Team Member's voice is heard, valued, and respected. We are dedicated to creating an environment that is free from discrimination, harassment, and bias, and where everyone has equal opportunities to thrive and succeed. We believe in celebrating and embracing the unique perspectives, experiences, and talents that each person brings and that such contributions are strengths to be levered, because a wide variety of viewpoints shapes our best path forward.

The Human Capital and Compensation Committee's policies and procedures are designed to assist the Board in its oversight of the implementation and effectiveness of its policies and strategies regarding the investment in the Company's most important asset: its Team Members. These strategies and policies include, but are not limited to:

- Recruiting and retaining qualified Team Members.
- Supporting the career development and progression of Team Members.
- Management succession, in conjunction with the Company's Corporate Governance/Nominating Committee.

Additional information about shareholder engagement, Team Member experience, and human capital management practices can be found in our most recent Impact Report, which is available on our website at www.OReillyAuto.com. Our Impact Report is not, and will not be deemed to be, a part of this proxy statement, or incorporated by reference into any of our other filings with the Securities and Exchange Commission.

PROXY STATEMENT

COMPENSATION GOVERNANCE

Compensation Oversight

The Human Capital and Compensation Committee is comprised of independent Directors appointed by the Board and oversees the executive compensation program for the Company's NEOs, Executive Vice Presidents, and Senior Vice Presidents (collectively, its "executive officers"). The Human Capital and Compensation Committee relies on members of management and an independent compensation consultant for assistance in performing its duties.

Role of Human Capital and Compensation Committee

- Evaluates performance of executive officers and their achievement of performance targets outlined within compensation plans.
- Reviews and approves executive compensation programs, ensuring alignment with the Company's strategic priorities.
- Approves performance targets within incentive compensation plans.

- Approves compensation adjustments for executive officers.
- Oversees risk assessment process relating to Company's overall compensation practices.
- Reviews and approves all share-based compensation awards.
- Approves Company's peer group used for assessing market compensation levels and pay practices.

Role of Independent Consultant

- Selected and engaged by the Human Capital and Compensation Committee, attends Committee meetings upon request, and presents reports directly to the Committee.
- Reports on current developments, trends, and competitive practices related to executive compensation.
- Assesses the relevance of the Company's peer group and reviews executive compensation relative to the Company's peer group and survey data.
- Advises on compensation program design, risks, mix of compensation components, and alignment with the Company's performance philosophy.

Role of Management

- Performs analysis on peer group compensation practices.
- Provides assessment of performance of executive officers (other than themselves).
- Provides recommendations regarding compensation structure, amounts, program design, and changes to existing plans.
- Provides recommendations on the performance goals utilized in annual cash incentive compensation.
- Assesses the alignment of the Company compensation plans with Company's performance philosophy, business plans, and strategies.

Competitive Assessments

The Company's Human Resources Department, utilizing both publicly available and third-party compiled data, provides the Human Capital and Compensation Committee with industry benchmark information and compensation survey data from the companies in its peer group, including peer salary, bonus, incentive compensation, share-based compensation, and other compensation. The group of peer companies is reviewed annually by the Human Capital and Compensation Committee to ensure that the comparisons are meaningful. The Human Capital and Compensation Committee evaluates retail peers that conduct business outside of the automotive aftermarket industry based on criteria such as revenue, operating margin, net income, market capitalization, team member count, and one- and three-year total shareholder returns, as applicable. In addition to these key financial and operational metrics, the Human Capital and Compensation Committee also evaluates potential peers based on competition for Team Member recruitment and companies whose general customer demographics are similar to those of the Company.

The Human Capital and Compensation Committee considers the Company's relative performance compared with the established group of peer companies in the automotive aftermarket industry and other specialty retailers and considers broad-based survey data compiled by a third-party, Equilar, Inc., including total compensation for top management at companies with total revenues comparable to the total revenues of the Company. The Human Capital and Compensation Committee does not use this data or peer group data to set specific compensation benchmarks for a position or for any element of compensation but, rather, to evaluate the overall performance of the Company and the individual performance of management to set compensation at reasonable and competitive levels.

Based on its annual review using the previously described criteria, the Human Capital and Compensation Committee determined no changes to the peer group were necessary. The following table identifies the Company's 2025 peer group members. Further below, the range, mean, and median revenue and market capitalization of the Company's 2025 peer group, as well as those metrics for O'Reilly, for the twelve months ended December 31, 2025, or of the most recently completed period end, are identified.

PEER GROUP			
Peer Name	Peer Ticker Symbol	Peer Name	Peer Ticker Symbol
Advance Auto Parts, Inc.	AAP	Genuine Parts Company	GPC
AutoNation, Inc.	AN	LKQ Corporation	LKQ
AutoZone, Inc.	AZO	Lowe's Companies, Inc.	LOW
BJ's Wholesale Club Holdings, Inc.	BJ	Ross Stores, Inc.	ROST
CarMax, Inc.	KMX	The Sherwin-Williams Company	SHW
Dick's Sporting Goods, Inc.	DKS	Tractor Supply Company	TSCO
Dollar General Corporation	DG	Ulta Beauty, Inc.	ULTA
Dollar Tree, Inc.	DLTR	W.W. Grainger, Inc.	GWW
Fastenal Company	FAST		

($ in billions)	REVENUE	MARKET CAPITALIZATION
Peer Group		
Range	$8.20 - $86.29	$2.34 - $134.67
Mean	$23.62	$34.94
Median	$19.29	$26.24
O'Reilly Automotive, Inc.	$17.78	$76.79

Risk Assessment of Compensation Programs

The Human Capital and Compensation Committee has reviewed the potential effects of the various components of the Company's executive officers' compensation and benefits programs on individual and collective behavior and, ultimately, on the Company's risk profile and overall approach to risk management. The Human Capital and Compensation Committee focuses on the Company's short-term incentives, long-term incentives, and change in control benefits as having the greatest potential to create incentives for individual or collective risk taking. Following a thorough review of these and the other components of the Company's compensation and benefits programs, the Human Capital and Compensation Committee has determined that the programs do not create any incentives with respect to individual or collective behavior that are likely to have a material adverse effect upon either the Company's risk profile or overall approach to risk management.

Additionally, the Company's non-executive officer and management compensation policies and practices do not excessively incentivize inappropriate risk-taking by its Team Members, and therefore, it is not reasonably likely that the current compensation policies and practices create risk that would have a material adverse effect on the Company.

PROXY STATEMENT

Shareholder Support & Engagement

At the 2025 Annual Meeting, over 90% of the votes cast in the advisory vote on executive compensation, which were present and entitled to vote on the matter, were in favor of the compensation of the Company's NEOs. We have never received less than 85% votes cast in favor of our pay practices since "Say-on-Pay" was introduced in 2011. We consider this voting record to be a strong validation that our pay practices are firmly aligned with our shareholders' desires.

In addition to reviewing the results of our Say-on-Pay vote, we routinely engage directly with our shareholders covering a diverse range of topics, including overall business strategy and performance, executive compensation, corporate governance, and environmental and social responsibility issues. The Human Capital and Compensation Committee has and will continue to consider the voting results and shareholder sentiments. Listening to our shareholders aids in framing an executive compensation program that aligns the long-term interests of the Company's executive officers with the interests of our shareholders.

Clawback Policy

The Board is dedicated to maintaining and enhancing a culture that is focused on integrity and accountability while tying compensation to the Company's performance. The Board, following a recommendation by the Human Capital and Compensation Committee, adopted an incentive compensation clawback policy in 2014. In 2022, the SEC adopted final rules implementing the incentive-based compensation recovery provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act"), leading to new Nasdaq listing standards regarding recovery of erroneously awarded compensation in the event of an accounting restatement. In 2023, the Company reviewed and amended and restated its incentive compensation clawback policy (as so amended and restated, the "Clawback Policy") to comply with the new requirements. Each of the Company's NEOs has signed an acknowledgment agreeing to comply with the provisions of the Clawback Policy. The Clawback Policy is intended to be consistent with applicable laws, listing standards and best corporate governance practices.

The Clawback Policy includes a mandatory recovery element applicable to our current and former Section 16 officers to comply with the incentive-based compensation recovery provisions of the Dodd-Frank Act and the Nasdaq listing standards regarding recovery of erroneously awarded compensation in the event of an accounting restatement on a "no fault" basis. In addition, the Clawback Policy provides that if the Board or the Human Capital and Compensation Committee determines that any current or former NEO engaged in fraud or willful misconduct that contributed to an obligation to restate the Company's financial statements, then the Board or the Human Capital and Compensation Committee may seek recovery or forfeiture of all or a portion of any Additional Compensation (as defined below) awarded to the current or former NEO over a three-year lookback period.

"Additional Compensation" means performance bonuses and incentive awards (including any stock options, stock appreciation rights, restricted shares, restricted stock units, performance shares, or other stock-based awards, including any time-vesting equity awards) paid, granted, vested, or accrued under any Company plan or agreement in the form of cash or shares, in each case, to the extent it is not captured as erroneously awarded compensation under the mandatory recovery portion of the Clawback Policy.

Insider Trading Policy

The Company has adopted an Insider Trading Policy that governs the purchase, sale, and/or other dispositions of our securities by directors, officers, and employees and that is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the Nasdaq Stock Exchange listing standards applicable to us. A copy of the Insider Trading Policy was filed as Exhibit 19.1 to our annual report on Form 10-K for the fiscal year ended December 31, 2025.

Prohibition on Pledging and Hedging Company Securities

The Company's Insider Trading Policy specifically prohibits Directors and Named Executive Officers from hedging or pledging Company securities. These covered persons may not enter into hedging or monetization transactions with respect to Company securities, and they are not permitted to hold Company securities in a margin account or pledge Company securities as collateral for a loan. The Board believes this policy further ensures the interests of these covered persons will remain aligned with those of the Company's security holders and these individuals will continue to be incentivized to execute the Company's long-term plans and achieve the performance for which their equity awards are intended to promote.

Policies and Practices Related to the Timing of Equity Awards

Pursuant to our compensation programs, we may grant equity awards, such as stock options or stock appreciation rights from time to time. Although we have not adopted a formal policy regarding the timing of equity award grants, including stock option grants, the Human Capital and Compensation Committee generally approves equity award grants during its regularly scheduled meeting in the first quarter of each fiscal year, provided that grants may occur off-cycle, including, without limitation, for certain defined advances in positions. The Human Capital and Compensation Committee does not grant equity awards in anticipation of the release of material nonpublic information, nor is the timing of disclosures of material nonpublic information based on equity award grant dates. The Human Capital and Compensation Committee does not take material nonpublic information into account when determining the terms of equity awards and has not timed the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

COMPENSATION PROGRAM DETAILS

Base Salary

The Company provides competitive annual base salaries to its executive officers and management in recognition of their job responsibilities and performance. In determining annual base salary, it is the Human Capital and Compensation Committee's goal to bring the salaries of the Company's executive officers and management in line with base compensation being paid by its peer group. The Human Capital and Compensation Committee specifically reviews compensation information from the publicly traded automotive aftermarket companies in its peer group and compensation surveys and data from the other specialty retailers in its peer group.

The Human Capital and Compensation Committee believes that the Company's principal competitors for its executive officers are not necessarily the same companies that would be included in a peer group compiled for purposes of comparing shareholder returns. Consequently, the companies that are reviewed for such compensation purposes may not be the same as the companies comprising the indices included in the Annual Report of the Company for 2025 that accompanies this proxy statement.

The Human Capital and Compensation Committee increased base salary levels in 2025 for the Company's NEOs to maintain compensation at competitive levels and to reflect Company performance and the individual performance of each of its NEOs. Such base salary increases took effect in March of 2025.

Executive	2025 Base Salary ($)	2024 Base Salary ($)	Change	Rationale
Greg Henslee Executive Chairman of the Board	851,000	831,500	2.3 %	Salary increase aligned with Mr. Henslee's role and responsibilities.
David O'Reilly Executive Vice Chairman of the Board	738,000	720,500	2.4 %	Salary increase aligned with Mr. O'Reilly's role and responsibilities.
Brad Beckham Chief Executive Officer	1,125,000	1,000,000	12.5 %	Salary increase aligned with the performance evaluation approach for all Team Members and reflects an adjustment for market competitiveness of the respective position.
Brent G. Kirby President	950,000	900,000	5.6 %	Salary increase aligned with the performance evaluation approach for all Team Members.
Jeremy Fletcher Executive Vice President and Chief Financial Officer	700,000	650,000	7.7 %	Salary increase aligned with the performance evaluation approach for all Team Members.
Scott R. Ross Executive Vice President and Chief Information Officer	625,000	575,000	8.7 %	Salary increase aligned with the performance evaluation approach for all Team Members.
Jason Tarrant Executive Vice President of Store Operations and Sales	500,000	400,000	25.0 %	Salary increase aligned with the performance evaluation approach for all Team Members and reflects an adjustment for market competitiveness of the respective position.

Incentive Compensation Plan

The Company provides competitive annual incentive compensation as a percent of base salary based on achievement of certain objective performance goals established by the Human Capital and Compensation Committee each year to motivate attainment of short-term goals, link annual cash compensation to achievement of annual priorities, and reward individual performance and contributions.

At the beginning of each year a comprehensive operating plan is developed, which contains estimates for the Company's projected performance for the year, by reviewing the Company's historical performance, trends in the automotive aftermarket and retail industry, the performance of industry peers, and general economic conditions. The targets for the incentive compensation plans set by the Human Capital and Compensation Committee generally correspond to this operating plan.

The comprehensive operating plan for the 2025 fiscal year was approved by the Board in January of 2025 and reflects the projected results for the 2025 fiscal year. The Company's actual performance in each of the target areas is compared to the individual targets predetermined by the Human Capital and Compensation Committee to determine the incentive amount, if any, earned by each executive officer. Upon achievement of such performance goals, executive officers receive incentive compensation based upon a percentage of their respective base salaries for the attainment of a defined performance goal. The performance achievement percentage may not exceed 500% per participant, and the incentive compensation achieved has a maximum payout of $10,000,000 per participant.



Target

The overall potential compensation varies depending upon the executive's position. For 2025, for each of the Company's NEOs who participated in the Plan, the targets as a percentage of individual base salaries are identified in the table below, which were, in each case, the same position level salary targets applicable in 2024, with the exception of Mr. Fletcher, whose target was 80% in 2024 and was increased in 2025 to reflect an adjustment for market competitiveness of his position.

Executive	Target as a Percentage of Base Salary
Brad Beckham, Chief Executive Officer	100 %
Brent G. Kirby, President	100 %
Jeremy Fletcher, Executive Vice President and Chief Financial Officer	85 %
Scott R. Ross, Executive Vice President and Chief Information Officer	80 %
Jason Tarrant, Executive Vice President of Store Operations and Sales	80 %

The Board sets performance target achievement levels for its executives that are challenging enough to require strong and consistent effort by the executives to be achieved and such that the Company's actual performance above projections would result in payouts above target levels and would likely also result in an increase in total shareholder value. Over the last five years, annual incentive payouts under the executive incentive compensation plan have ranged from 50% to 765% of target, exceeding target 4 times in that period. Over the same 5 years, the value of the Company's stock, and associated **total shareholder return, increased 302%**.

Performance Goals

The performance metrics, weighting, targets, actual results and achievement levels utilized by the Human Capital and Compensation Committee for calculating the incentive compensation payable to each of the NEOs for the year ended December 31, 2025, are identified in the table below:

Performance Metric	Weight (%)	Threshold	Target	Actual	Achievement (%)
Comparable store sales [a]	40	1.5 %	3.0 %	4.7 %	68.9
Operating income (in thousands)	40	$ 3,310,000	$ 3,410,000	$ 3,460,612	52.9
Return on invested capital [b]	20	54.57 %	58.48 %	59.66 %	24.5
	100				146.3

(a) Calculated based on the change in sales for U.S. stores open at least one year and excludes sales of specialty machinery, sales to independent parts stores, and sales to Team Members, as well as sales from Leap Day for the year ended December 31, 2024.

(b) Calculated as net income, excluding excess tax benefit from share-based compensation payments, plus interest expense, divided by the sum of average debt, and average equity, less average cash.

Actual Payouts

The following table summarizes the 2025 performance incentive compensation plan salary targets and the resulting payouts, based on the Company's actual financial performance against the pre-established financial metrics identified in the above table, for each of the Company's NEOs who participated in the Plan:

Executive	Base Salary ($)	Target (%)	Target ($)	Achievement [a] (%)	Incentive Achieved [b] ($)
Brad Beckham					
Chief Executive Officer	1,125,000	100	1,125,000	146.3	1,645,807
Brent G. Kirby					
President	950,000	100	950,000	146.3	1,389,793
Jeremy Fletcher					
Executive Vice President and Chief Financial Officer	700,000	85	595,000	146.3	870,449
Scott R. Ross					
Executive Vice President and Chief Information Officer	625,000	80	500,000	146.3	731,470
Jason Tarrant					
Executive Vice President of Store Operations and Sales	500,000	80	400,000	146.3	585,176

(a) Performance incentive compensation plan has a maximum achievement of five-times annual base salary per participant.

(b) Performance incentive compensation plan has a maximum payout of $10,000,000 per participant.

Long-Term, Stock-Based Incentives

The Company offers long-term incentives for executive officers and management in the form of stock option and restricted stock awards. Stock options and restricted stock may be awarded to the Company's NEOs, upper- and middle-managers and other key personnel.

The Company believes that its stock-based incentive programs are an important component of compensation to drive long-term corporate performance. The Human Capital and Compensation Committee has determined that the annual award of restricted stock or grant of stock options to the Company's executive officers is a key component of each executive officer's total compensation package based on their duties. The amounts of such restricted stock awards and/or stock option grants are determined by the Human Capital and Compensation Committee annually in conjunction with performance reviews and salary adjustments during the February Human Capital and Compensation Committee meeting.

In determining how many restricted stock awards and/or stock options should be granted, the Human Capital and Compensation Committee considers the responsibilities and level of each of the executive officers, as well as the Company's financial performance and other factors as it deems appropriate, consistent with its compensation philosophy and policies. The restricted stock awards and stock options awarded by the Human Capital and Compensation Committee in 2025, as reflected in the "Grants of Plan Based Awards" table, include an annual award of restricted stock or grant of stock options, as the case may be, determined by the Human Capital and Compensation Committee in consideration of the factors described above.

In the past, the Human Capital and Compensation Committee has reviewed and considered using other equity-based incentives for the long-term compensation component. After a thorough analysis, including an analysis of the equity grant practices of our peer group companies, stock options and restricted stock awards were determined to be the most effective methods of aligning management interests with those of the Company's shareholders. Stock options are more prevalently awarded to Team Members for the following reasons:

- Stock options directly align management's interest with the long-term interests of shareholders by awarding value upon stock price appreciation and long-term value creation.

- The 10-year term of stock options keep management focused on a 7- to 10-year performance period, the typical outstanding life of options awarded to executives.

The Human Capital and Compensation Committee has also established specific stock option awards to be granted upon the achievement of certain defined advancements in position. These position grants occur on the date of promotion or appointment to such positions with an option price equal to the closing market value of the common stock underlying the option on such date. It is the Company's belief that these position-related grants significantly increase the retention, motivation, and overall performance of its executives, management, and other Team Members. In furtherance of this belief, the Company also has a Team Member stock purchase plan that enables Team Members to purchase O'Reilly common stock at a discount through payroll deductions, and Team Members are also able to invest in the Company's common stock through its 401(k) plan.

Executive Stock Ownership Guidelines

In keeping with our compensation philosophy and objectives, we maintain robust stock ownership requirements for all executive officers. Please see the "Officer and Director Stock Ownership Guidelines" section of this proxy statement for details of the stock ownership requirements for executive officers.

Other Benefits

Benefits

We offer a competitive benefits package with many options to meet the varying needs of our Team Members. We provide our full- and part-time Team Members with the information they need to make informed decisions and select benefits that provide the best value and protection for them. Our executive officers participate in many benefits on the same terms that are offered to all of our U.S. Team Members.

We also provide our executive officers with limited additional benefits and perquisites for retention and recruiting purposes, to replace benefit opportunities lost due to regulatory limits, and to enhance their ability to focus on our business. Perquisites can include allowance for personal automobile, reimbursement for health and country club memberships, and reimbursements under the Company's executive management medical reimbursement benefit plan. Perquisite amounts for the Company's NEOs are included in the "Summary Compensation Table" in the column "All Other Compensation." The Human Capital and Compensation Committee believes the offered perquisites are limited and reasonable.

Retirement Plans

The Company sponsors a 401(k) Profit Sharing and Savings Plan (the "401(k) Plan") that allows Team Members to make plan contributions on a pre-tax basis. The Company matches 100% of the first 2% of the Team Member's compensation and 25% of the next 4% of the Team Member's compensation. Although executives are eligible to participate in the 401(k) Plan, the application of the annual limitations on contributions under Section 401(a)(17) of the Internal Revenue Code of 1986, as amended (the "Code") prevents highly compensated employees, as defined by the Code, from participating at the same levels as non-highly compensated employees.

The Company has established the O'Reilly Automotive Deferred Compensation Plan (the "Deferred Compensation Plan"), which is intended to restore contributions lost because of the application of the annual limitations under the Code that are applicable to the 401(k) Plan. The Deferred Compensation Plan provides executives whose participation in the 401(k) Plan is limited with the opportunity to defer the full 6% of covered compensation, including base salary, incentive-based compensation, and bonuses, by making contributions to the Deferred Compensation Plan. The Company may make discretionary contributions to the Deferred Compensation Plan on an annual basis as determined by the Board of Directors. Under the Deferred Compensation Plan, executive officers can elect to allocate their contributions to various equity, bond, or fixed income funds that mirror the 401(k) Plan, or a combination thereof, and all interest and/or earnings, which may be credited to the executive officer's account, are based on the applicable fund's market performance. Executive officers may elect to receive distributions at retirement or starting in a specific future year before or after anticipated retirement and may elect to receive the distribution in a lump sum or in periodic payments. The benefit of a Deferred Compensation Plan, which assists executives in accumulating funds for retirement, is consistent with observed competitive practices of similarly situated companies.

Tax Considerations

Section 162(m) ("Section 162(m)") of the Code generally disallows a tax deduction to publicly held companies for compensation paid to certain executive officers, to the extent that compensation exceeds $1 million per officer in any year. The Human Capital and Compensation Committee believes that in establishing the cash and equity incentive compensation programs for the Company's executive officers, the potential deductibility of the compensation payable under those programs should be only one of a number of relevant factors taken into consideration, and not the sole governing factor.

Accordingly, the Human Capital and Compensation Committee may provide one or more executive officers with the opportunity to earn compensation, whether through base salary, cash incentive-based compensation programs tied to the Company's financial performance, or share-based awards in the form of restricted stock or stock options, which may be in excess of the amount deductible by reason of Section 162(m) or other provisions of the Code. The Company believes it is important to maintain incentive compensation at the requisite level to attract and retain the executive officers essential to the Company's financial success, even if a portion of that compensation may not be tax deductible by reason of the Section 162(m) limitation.

Compensation Mix

The following table summarizes the Company's actual compensation mix that resulted in 2025 from the compensation programs and practices described above, which includes base salary, restricted stock awards or stock options, non-equity incentive compensation and/or other benefits, for each of its NEOs:

Named Executive Officer	Base Salary	Restricted Stock Awards	Stock Option Grants	Non-Equity Incentive Compensation	Other Benefits	Total Compensation
Greg Henslee						
Executive Chairman of the Board	63 %	32 %	— %	— %	5 %	100 %
David O'Reilly						
Executive Vice Chairman of the Board	64 %	32 %	— %	— %	4 %	100 %
Brad Beckham						
Chief Executive Officer	26 %	— %	33 %	39 %	2 %	100 %
Brent G. Kirby						
President	26 %	— %	33 %	39 %	2 %	100 %
Jeremy Fletcher						
Executive Vice President and Chief Financial Officer	30 %	— %	30 %	37 %	3 %	100 %
Scott R. Ross						
Executive Vice President and Chief Information Officer	36 %	— %	18 %	43 %	3 %	100 %
Jason Tarrant						
Executive Vice President of Store Operations and Sales	35 %	— %	19 %	43 %	3 %	100 %



Based on the 2025 incentive compensation detailed in the table above, the graphs below depict:

I. A significant portion of our executives' compensation was variable, which was based on the Company's financial and stock price performance. For the executives presented below, variable compensation includes stock option grants and non-equity incentive compensation, while fixed compensation includes base salary and other benefits.

II. Aligning with the compensation programs and practices described above, a portion of our executives' compensation achievement was equity-based.

EXECUTIVE INCENTIVE COMPENSATION MIX

Brad Beckham

Variable
Equity
Variable
Non-Equity
Fixed

Brent Kirby

Variable
Equity
Variable
Non-Equity
Fixed

Jeremy Fletcher

Variable
Equity
Variable
Non-Equity
Fixed

Scott R. Ross

Variable
Equity
Variable
Non-Equity
Fixed

Jason Tarrant

Variable
Equity
Variable
Non-Equity
Fixed

EXECUTIVE COMPENSATION TABLES

The following table summarizes the annual compensation paid to or earned by the Company's NEOs for the fiscal years ended December 31, 2025, 2024, and 2023:

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary[a] ($)	Stock Awards[b] ($)	Option Awards[c] ($)	Non-Equity Incentive Plan Compensation[d] ($)	All Other Compensation[e] ($)	Total ($)
Greg Henslee	2025	848,885	425,802	—	—	64,801	1,339,488
Executive Chairman	2024	827,077	415,658	—	—	65,688	1,308,423
of the Board	2023	804,885	404,441	—	—	60,373	1,269,699
David O'Reilly	2025	734,635	369,465	—	—	38,948	1,143,048
Executive Vice	2024	716,654	360,446	—	—	39,255	1,116,355
Chairman of the Board	2023	697,346	350,462	—	—	38,958	1,086,766
Brad Beckham [f]	2025	1,098,798	—	1,415,657	1,645,807	70,846	4,231,108
Chief Executive Officer	2024	971,154	—	1,250,586	500,000	89,323	2,811,063
	2023	744,231	—	750,154	1,329,271	34,822	2,858,478
Brent G. Kirby [g]	2025	940,385	—	1,195,667	1,389,793	62,591	3,588,436
President	2024	882,692	—	900,589	450,000	62,578	2,295,859
	2023	744,231	—	750,154	1,329,271	53,488	2,877,144
Jeremy Fletcher	2025	690,385	—	704,920	870,449	58,562	2,324,316
Executive Vice President and	2024	640,385	—	650,472	260,000	59,220	1,610,077
Chief Financial Officer	2023	592,308	—	300,062	850,734	47,890	1,790,994
Scott R. Ross [h]	2025	615,385	—	314,649	731,470	49,599	1,711,103
Executive Vice President and	2024	572,116	—	287,467	230,000	55,163	1,144,746
Chief Information Officer	2023	75,385	—	1,000,068	448,000	17,088	1,540,541
Jason Tarrant	2025	480,769	—	251,719	585,176	36,997	1,354,661
Executive Vice President of Store Operations and Sales							

(a) The "Salary" column includes the portion of salary deferred at a NEO's election under the Company's 401(k) Plan and/or Deferred Compensation Plan.

(b) The "Stock Awards" column refers to restricted share awards granted in 2025, 2024, and 2023, as further discussed in the "Long-Term, Stock-Based Incentives" section of the "Compensation Discussion and Analysis" portion of this proxy statement. All restricted shares awarded vest annually in equal installments over a one-year or three-year period, commencing on the first anniversary of the award, subject to the executive's continued service through each vesting date. The dollar value of stock awards represents the grant-date fair value of the awards based on the closing market price of the Company's common stock on the grant date of the award. Please see Note 14 "Share-Based Compensation and Benefit Plans" to the Company's Consolidated Financial Statements included in its annual report on Form 10-K for the fiscal year ended December 31, 2025, for further discussion of the accounting used in calculating share-based compensation expenses in accordance with ASC 718.

(c) The "Option Awards" column refers to the option awards granted to the NEOs, which become exercisable with respect to 25% of the covered shares one year from the date of grant; 50% exercisable two years from the date of grant; 75% exercisable three years from the date of grant and the remainder become exercisable four years from the date of grant. The amounts shown in the above table reflect the grant date fair value of stock option awards granted during 2025, 2024, and 2023. During the fiscal years ended December 31, 2025, 2024, and 2023, no option awards were forfeited by the NEOs. The grant date fair value of option awards was determined using the Black-Scholes option-pricing model. The Black-Scholes model requires the use of assumptions, including expected volatility, expected life, the risk-free rate, and the expected dividend yield. Please see Note 14 "Share-Based Compensation and Benefit Plans" to the Company's Consolidated Financial Statements included in its annual report on Form 10-K for the fiscal year ended December 31, 2025, for further discussion of these assumptions and the accounting used in calculating share-based compensation expenses in accordance with ASC 718.

(d) The "Non-Equity Incentive Plan Compensation" column refers to the cash payouts under the Company's annual performance incentive plan, which is paid in the year following the plan year. A detailed description of the annual performance incentive plan can be found in the "Incentive Compensation Plan" section of the "Compensation Discussion and Analysis" portion of this proxy statement.

(e) The "All Other Compensation" column for 2025 includes the following:

Name	Year	Company Contributions to Deferred Compensation Plan ($)	Company Contributions to 401(k) Plan ($)	Medical Insurance Premium Reimbursement ($)	Value of Company Paid Group Term Life Insurance ($)	Stock Discount from Employee Stock Purchase Plan ($)	Allowance for Personal Automobile ($)	Club Dues ($)	Other Perquisites and Personal Benefits [ii] ($)
Greg Henslee	2025	14,180	7,897	12,300	6,858	7,476	7,200	8,520	370
David O'Reilly	2025	10,665	10,118	12,300	4,944	—	—	—	921
Brad Beckham	2025	18,785	9,808	12,300	810	9,483	7,200	12,150	310
Brent Kirby	2025	16,131	9,002	12,300	2,322	3,305	7,200	12,150	181
Jeremy Fletcher	2025	10,385	9,404	12,300	810	6,058	7,200	12,150	255
Scott R. Ross	2025	—	10,500	12,300	3,564	5,396	6,600	11,108	131
Jason Tarrant	2025	—	9,231	12,300	685	4,174	7,200	3,126	281

(ii) The "Other Perquisites and Personal Benefits" column for each NEO included perquisites and personal benefits valued at less than $10,000 for each benefit, which consisted primarily of an annual holiday gift award for all NEOs.

(f) Mr. Beckham was promoted to Chief Executive Officer in February of 2024.

(g) Mr. Kirby's title changed to President in February of 2024.

(h) Mr. Ross joined the Company in October of 2023 and received a one-time stock option award aligned with his position at that time.

PROXY STATEMENT

PROXY STATEMENT

The following table summarizes all awards granted during the year ended December 31, 2025, to each of the NEOs:

GRANTS OF PLAN BASED AWARDS

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards [(a)] Threshold ($)	Target ($)	Maximum [(b)] ($)	All Other Stock Awards: Number of Shares of Stock or Units [(c)] (#)	All Other Option Awards: Number of Securities Underlying Options [(d)] (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Greg Henslee	1/30/2025	—	—	—	4,875	—	—	425,802
David O'Reilly	1/30/2025	—	—	—	4,230	—	—	369,465
Brad Beckham		—	1,125,000	—	—	—	—	—
	1/30/2025	—	—	—	—	40,155	87.35	1,415,657
Brent G. Kirby		—	950,000	—	—	—	—	—
	1/30/2025	—	—	—	—	33,915	87.35	1,195,667
Jeremy Fletcher		—	595,000	—	—	—	—	—
	1/30/2025	—	—	—	—	19,995	87.35	704,920
Scott R. Ross		—	500,000	—	—	—	—	—
	1/30/2025	—	—	—	—	8,925	87.35	314,649
Jason Tarrant		—	400,000	—	—	—	—	—
	1/30/2025	—	—	—	—	7,140	87.35	251,719

(a) The "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" - "Target" column refers to the potential cash payouts under the Company's annual performance incentive plan for its executive officers, including the NEOs, for 2025, which would be paid during 2026. The Human Capital and Compensation Committee approved the goals for the 2025 incentive plans during its regularly scheduled meeting in the first quarter of 2025. The payout amounts for each NEO for 2025 were reviewed and approved by the Human Capital and Compensation Committee and the Board during its regularly scheduled meeting in the first quarter of 2026, upon completion of the consolidated financial statements for the fiscal year ended December 31, 2025. The "Summary Compensation Table" details amounts actually paid under the 2025 annual performance incentive plan in the "Non-Equity Incentive Plan Compensation" column, which were paid in the year following the plan year. A detailed description of the annual performance incentive plan can be found in the "Incentive Compensation Plan" section of the "Compensation Discussion and Analysis" portion of this proxy statement.

(b) The maximum aggregate amount of cash compensation that may be paid to any one participant in any year is $10,000,000 per participant.

(c) The "All Other Stock Awards: Number of Shares of Stock or Units" column refers to restricted share awards granted to NEOs, which vest in one installment on January 30, 2026.

(d) The "All Other Option Awards: Number of Securities Underlying Options" column refers to stock option awards granted to the NEOs, which become exercisable with respect to 25% of the covered shares one year from the date of grant; 50% exercisable two years from the date of grant; 75% exercisable three years from the date of grant, while the remainder become exercisable four years from the date of grant.

The following table identifies information concerning unexercised stock options, stock options that have not vested and stock awards that have not vested for each of the NEOs as of December 31, 2025:

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

Name	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
	Exercisable	Unexercisable				
Greg Henslee	138,705	—	17.12	2/2/2027	—	—
	—	—	—	—	4,875 [a]	444,649 [a]
David O'Reilly	—	—	—	—	4,230 [b]	385,818 [b]
Brad Beckham	13,635	—	17.12	2/2/2027	—	—
	23,460	—	17.50	2/1/2028	—	—
	20,655	—	22.98	1/31/2029	—	—
	23,535	—	28.00	1/30/2030	—	—
	25,080	—	30.13	2/4/2031	—	—
	48,465	16,140 [c]	46.40	1/3/2032	—	—
	30,000	9,990 [d]	44.04	2/3/2032	—	—
	17,820	17,805 [e]	53.72	2/2/2033	—	—
	11,175	33,525 [f]	69.45	2/1/2034	—	—
	—	40,155 [g]	87.35	1/30/2035	—	—
Brent G. Kirby	160,875	—	19.37	7/18/2028	—	—
	16,590	—	22.98	1/31/2029	—	—
	15,540	—	28.00	1/30/2030	—	—
	25,080	—	30.13	2/4/2031	—	—
	48,465	16,140 [c]	46.40	1/3/2032	—	—
	30,000	9,990 [d]	44.04	2/3/2032	—	—
	17,820	17,805 [e]	53.72	2/2/2033	—	—
	8,040	24,150 [f]	69.45	2/1/2034	—	—
	—	33,915 [g]	87.35	1/30/2035	—	—
Jeremy Fletcher	12,390	—	17.12	2/2/2027	—	—
	12,180	—	17.50	2/1/2028	—	—
	9,990	—	22.98	1/31/2029	—	—
	9,885	—	28.00	1/30/2030	—	—
	9,630	—	30.13	2/4/2031	—	—
	5,265	1,740 [d]	44.04	2/3/2032	—	—
	48,825	16,275 [h]	40.68	5/9/2032	—	—
	7,140	7,110 [e]	53.72	2/2/2033	—	—
	5,805	17,445 [f]	69.45	2/1/2034	—	—
	—	19,995 [g]	87.35	1/30/2035	—	—
Scott R. Ross	18,765	18,750 [i]	62.01	10/30/2033	—	—
	2,565	7,710 [f]	69.45	2/1/2034	—	—
	—	8,925 [g]	87.35	1/30/2035	—	—
Jason Tarrant	8,670	—	17.50	2/1/2028	—	—
	26,175	—	16.71	3/9/2028	—	—
	7,395	—	22.98	1/31/2029	—	—
	26,175	—	24.28	3/8/2029	—	—
	7,245	—	28.00	1/30/2030	—	—
	26,175	—	24.54	3/6/2030	—	—
	7,080	—	30.13	2/4/2031	—	—
	4,140	1,365 [d]	44.04	2/3/2032	—	—
	2,220	2,190 [e]	53.72	2/2/2033	—	—
	1,785	5,370 [f]	69.45	2/1/2034	—	—
	—	7,140 [g]	87.35	1/30/2035	—	—

(a) Represents restricted shares granted on January 30, 2025. These restricted shares vest in one installment of 4,875 shares on January 30, 2026. Market value is calculated by multiplying the "Number of Shares or Units of Stock that Have Not Vested" by the closing price of our common stock of $91.21 as reported on the Nasdaq on December 31, 2025.

(b) Represents restricted shares granted on January 30, 2025. These restricted shares vest in one installment of 4,230 shares on January 30, 2026. Market value is calculated by multiplying the "Number of Shares or Units of Stock that Have Not Vested" by the closing price of our common stock of $91.21 as reported on the Nasdaq on December 31, 2025.

(c) Represents stock options granted on January 3, 2022, which become exercisable in four equal installments on January 3, 2023, 2024, 2025, and 2026.

(d) Represents stock options granted on February 3, 2022, which become exercisable in four equal installments on February 3, 2023, 2024, 2025, and 2026.

(e) Represents stock options granted on February 2, 2023, which become exercisable in four equal installments on February 2, 2024, 2025, 2026, and 2027.

(f) Represents stock options granted on February 1, 2024, which become exercisable in four equal installments on February 1, 2025, 2026, 2027, and 2028.

(g) Represents stock options granted on January 30, 2025, which become exercisable in four equal installments on January 30, 2026, 2027, 2028, and 2029.

(h) Represents stock options granted on May 9, 2022, which become exercisable in four equal installments on May 9, 2023, 2024, 2025 and 2026.

(i) Represents stock options granted on October 30, 2023, which become exercisable in four equal installments on October 30, 2024, 2025, 2026, and 2027.

The following table summarizes stock option awards exercised and shares of restricted stock, which vested during the year ended December 31, 2025, and the aggregate dollar values realized upon such exercise or vesting for each of the NEOs:

OPTION EXERCISES AND STOCK VESTED

Name	Options Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting [a] (#)	Value Realized on Vesting ($)
Greg Henslee	135,000	9,569,369	8,955	777,053
David O'Reilly	—	—	7,755	672,916
Brad Beckham	12,495	869,369	—	—
Brent G. Kirby	—	—	—	—
Jeremy Fletcher	3,795	310,621	—	—
Scott R. Ross	—	—	—	—
Jason Tarrant	29,880	2,129,743	—	—

(a) Reflects the vesting of restricted stock awards granted in 2022 and 2024.

The following table identifies information regarding the contributions by each NEO and the Company under the Deferred Compensation Plan for the year ended December 31, 2025, as well as information on aggregate earnings, withdrawals, and balances for each NEO:

NONQUALIFIED DEFERRED COMPENSATION					
Name	Executive Contributions in Last Fiscal Year [a] ($)	Registrant Contributions in Last Fiscal Year [b] ($)	Aggregate Earnings in Last Fiscal Year [c] ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Greg Henslee	84,725	14,180	997,573	—	8,863,796
David O'Reilly	—	10,665	624,972	—	4,125,801
Brad Beckham	394,760	18,785	396,128	—	3,828,964
Brent G. Kirby	78,923	16,131	112,785	—	994,239
Jeremy Fletcher	—	10,385	516,373	—	3,451,076
Scott R. Ross	61,539	—	6,890	—	68,429
Jason Tarrant	—	—	2,434	—	20,793

(a) All NEO contribution amounts have been included in the "Salary" column of the "Summary Compensation Table."

(b) This column includes the registrant contributions paid in 2025, which were earned by the NEOs for service in 2024. All registrant contributions made in 2025 have been included in the "All Other Compensation" column of the "Summary Compensation Table." NEOs must be employed on December 31 to receive that year's Company contribution, with the Company contribution funded annually during the first quarter of the year following the year in which the contribution was earned. At the beginning of 2026, the Company contributed $17,565, $23,156, $19,209, and $7,962 for Greg Henslee, Brad Beckham, Brent G. Kirby, and Scott R. Ross, respectively, for the fiscal year ended December 31, 2025, and such contributions will be reported for NEOs in the Summary Compensation Table for 2026; the Company did not make a contribution for David O'Reilly, Jeremy Fletcher, and Jason Tarrant.

(c) Amounts included in the "Aggregate Earnings in Last Fiscal Year" column are not reported as compensation in the "Summary Compensation Table" because the Company does not pay guaranteed, above-market, or preferential earnings on deferred compensation under the Deferred Compensation Plan.

CEO Pay Ratio

Pursuant to Item 402(u) of Regulation S-K and Section 953(b) of the Dodd-Frank Act (the "Rule"), presented below is the ratio of annual total compensation of the Company's Chief Executive Officer, Brad Beckham, to the annual total compensation of the Company's median employee (excluding the Chief Executive Officer). The ratio presented below is a reasonable estimate calculated in a manner consistent with Item 402(u).

To determine the median employee in 2025, the Company calculated the annual total cash compensation of each employee for the year ended December 31, 2025, which was also the measurement date. Total cash compensation for this purpose included base salary, bonus, and commissions compiled from the Company's payroll data. For employees who were hired during the year, but did not work the full year, their compensation was annualized, but no cost-of-living adjustments were made. Independent contractors or leased workers were not included in the employee population.

For 2025, the Company used a new median employee, identified as described above, for purposes of the ratio calculation, as its 2024 median employee was no longer with the Company. The Company used the same measurement date of December 31, as it used the previous time it determined its median employee. No cost-of-living adjustments were applied as part of the calculation.

Employees outside of the U.S. and Puerto Rico were excluded from the total employee population under the Rule's allowed *de minimis* exemption, as these 3,732 employees employed in Mexico and Canada accounted for less than 5% of the Company's total employee population of 93,071 as of December 31, 2025. For 2025, the employee population for the ratio calculation consisted of 89,339 full-time, part-time, and seasonal workers who were employed in the United States as of December 31, 2025.

		For the Year Ended December 31, 2025
Annual total compensation, as determined under the Rule, for the Company's Chief Executive Officer	$	4,231,108
Annual total compensation, as determined under the Rule, for the Company's median employee	$	33,054
CEO-to-median employee pay ratio		128 to 1

See the "Summary Compensation Table" for further details concerning the Company's Chief Executive Offer's compensation.

Pay versus Performance

Pursuant to Item 402(v) of Regulation S-K and Section 953(a) of the Dodd-Frank Act, presented below is information that shows the compensation paid to Company NEOs and financial performance of the Company. The Company did not materially modify or reprice any outstanding equity awards in fiscal 2025.

							Value of Initial Fixed $100 Investment Based On:			
Year	Summary Compensation Table Total for PEO ($)	Summary Compensation Table Total for Former PEO [(f)] ($)	Compensation Actually Paid to PEO[(g)(h)] ($)	Compensation Actually Paid to Former PEO[(f)(g)(h)] ($)	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Average Compensation Actually Paid to Non-PEO NEOs[(i)(j)] ($)	Total Shareholder Return ($)	Peer Group Total Shareholder Return[(k)] ($)	Net Income ($)	Company-Selected Measure: Operating Income[(l)] ($)
2025 [(a)]	4,231,108	—	5,185,669	—	1,910,175	2,117,199	302	150	2,538,209,000	3,460,612,000
2024 [(b)]	2,811,063	416,092	4,585,714	(289,466)	1,495,092	2,230,744	262	144	2,386,680,000	3,251,157,000
2023 [(c)]	—	5,603,352	—	6,204,611	1,903,937	2,266,462	210	109	2,346,581,000	3,186,376,000
2022 [(d)]	—	5,477,351	—	8,519,969	2,201,556	3,340,752	187	77	2,172,650,000	2,954,491,000
2021 [(e)]	—	12,764,271	—	19,042,393	4,150,852	5,926,087	156	119	2,164,685,000	2,917,168,000

(a) For 2025, Brad Beckham was the PEO and the non-PEOs included Greg Henslee, David O'Reilly, Brent Kirby, Jeremy Fletcher, Scott R. Ross, and Jason Tarrant.

(b) For 2024, Brad Beckham was the PEO, Gregory D. Johnson was the Former PEO, and the non-PEOs included Greg Henslee, David O'Reilly, Brent Kirby, Jeremy Fletcher, and Scott R. Ross.

(c) For 2023, Gregory D. Johnson was the PEO and the non-PEOs included Greg Henslee, David O'Reilly, Brad Beckham, Brent Kirby, Jeremy Fletcher, and Scott R. Ross.

(d) For 2022, Gregory D. Johnson was the PEO and non-PEO NEOs included Greg Henslee, David O'Reilly, Brad Beckham, Jeremy Fletcher, Brent G. Kirby, and Tom McFall.

(e) For 2021, Gregory D. Johnson was the PEO and non-PEO NEOs included Greg Henslee, David O'Reilly, Brad Beckham, Brent G. Kirby, Tom McFall, and Jeff M. Shaw.

(f) In November of 2023, in connection with Gregory D. Johnson's planned retirement in January of 2024, his stock option award granted in February of 2023 was cancelled and substituted with a cash-based award with an equivalent grant-date fair value of the cancelled stock option award equal to $1,475,000. Such cash-based award was earned by and paid to Mr. Johnson in early 2024, following his retirement, and such cancellation and substitution was recommended by the Human Capital and Compensation Committee and approved by the Board. Therefore, Mr. Johnson is shown as having no equity-based compensation awarded in 2023. Mr. Johnson retired as Chief Executive Officer on January 31, 2024, at which time, in accordance with the Company's policy for retirement eligible Team Members, his outstanding unvested awards vested and the remaining term was set to one year.

(g) The amounts in the following table represent each of the amounts deducted from and added to the equity award values, as presented in the "Summary Compensation Table," for the PEO for the applicable year for purposes of computing the "compensation actually paid" amounts appearing in the "Compensation Actually Paid to PEO" column of the "Pay Versus Performance" table. There was no change in pension values for the years ended December 31, 2025, 2024, 2023, 2022, and 2021, as the Company did not offer a pension plan. No awards were granted and vested in the same year or forfeited in 2025.

Year	Grant Date Fair Value of Equity Awards Granted During Applicable Year[(f)] ($)	Year-End Value of Equity Awards Granted During Applicable Year[(f)] ($)	Change in Fair Value as of Year-End of Any Prior Year Awards that Remain Unvested as of Year-End ($)	Change in Fair Value as of the Vesting Date of Any Prior Year Awards that Vested During Applicable Year [(f)] ($)	Total Equity Value Reflected in Compensation Actually Paid to PEO ($)	Total Equity Value Reflected in Compensation Actually Paid to Former PEO ($)
2025	(1,415,657)	1,470,058	608,275	291,885	954,561	—

(h)   The table below identifies the weighted-average assumptions used in the Black-Scholes option pricing model for valuing option awards included in compensation actually paid to PEO:

		December 31,				
	2025	2024		2023	2022	2021
		PEO	Former PEO [f]			
Risk free interest rate	3.95 %	4.29 %	3.97 %	3.82 %	3.09 %	1.02 %
Expected life	7.3 Years	7.3 Years	1.0 Years	7.2 Years	7.1 Years	7.0 Years
Expected volatility	23.2 %	25.5 %	27.2 %	28.3 %	29.6 %	29.7 %
Expected dividend yield	— %	— %	— %	— %	— %	— %

(i)   The amounts in the following table represent each of the amounts deducted from and added to the equity award values, as presented in the "Summary Compensation Table," for the non-PEO NEOs for the applicable year for purposes of computing the "compensation actually paid" amounts appearing in the "Average Compensation Actually Paid to non-PEO NEOs" column of the "Pay Versus Performance" table. There was no change in pension values for the years ended December 31, 2025, 2024, 2023, 2022, and 2021, as the Company did not offer a pension plan. No awards were granted and vested in the same year or forfeited in 2025.

Year	Grant Date Fair Value of Equity Awards Granted During Applicable Year ($)	Year-End Value of Equity Awards Granted During Applicable Year ($)	Change in Fair Value as of Year-End of Any Prior Year Awards that Remain Unvested as of Year-End ($)	Change in Fair Value as of the Vesting Date of Any Prior Year Awards that Vested During Applicable Year ($)	Total Equity Value Reflected in Compensation Actually Paid ($)
2025	(543,704)	565,371	97,973	87,384	207,024

(j)   The table below identifies the weighted-average assumptions used in the Black-Scholes option pricing model for valuing option awards included in average compensation actually paid to non-PEO NEOs:

		December 31,			
	2025	2024	2023	2022	2021
Risk free interest rate	3.91 %	3.95 %	3.83 %	3.12 %	1.00 %
Expected life	7.3 Years	6.6 Years	7.3 Years	7.2 Years	7.0 Years
Expected volatility	23.3 %	23.3 %	28.2 %	29.5 %	29.6 %
Expected dividend yield	— %	— %	— %	— %	— %

(k)   Peer Group is the Standard and Poor's S&P 500 Retail Index used for purposes of Item 201(e) of Regulation S-K. Please see Item 5 "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" included on the Company's annual report on Form 10-K for the fiscal year ended December 31, 2025, for further discussion of its peer group.

(l)   We determined Operating Income to be the most important financial performance measure used to link Company performance to Compensation Actually Paid to our PEO and Non-PEO NEOs for fiscal 2025.

PROXY STATEMENT

Below shows the graphical description of the relationship between "Compensation Actually Paid" to the PEO and Former PEO and the average "Compensation Actually Paid" to the non-PEO NEOs to the Company's financial performance measures, Net Income, and Operating Income, for the five most recently completed fiscal years:

COMPENSATION ACTUALLY PAID VERSUS FINANCIAL PERFORMANCE MEASURES


Compenastion Actually Paid (Thousands)
$21,000
$17,000
$13,000
$9,000
$5,000
$1,000
Net income & Operaiton Income (Millions)
$3,500
$2,800
$2,100
$1,400
$700
$-
2021
2022
2023
2024
2025
Compensation Actually Paid to PEO
Compensation Actually Paid to Former PEO
Average Compensation Actually Paid to Non-PEO NEOs
Net Income
Operating Income

Below shows the graphical description of the relationship between "Compensation Actually Paid" to the PEO and Former PEO and the average "Compensation Actually Paid" to the non-PEO NEOs to the Company's total shareholder return, value of initial fixed $100 investment, for the five most recently completed fiscal years:

COMPENSATION ACTUALLY PAID VERSUS TOTAL SHAREHOLDER RETURN


Compensation Actually Paid (Thousands)
$20,100
$16,100
$12,100
$8,100
$4,100
$100
$325
$280
$235
$190
$145
$100
2021
2022
2023
2024
2025
Compensation Actually Paid to PEO
Compensation Actually Paid to Former PEO
Average Compensation Actually Paid to Non-PEO NEOs
O'Reilly Total Shareholder Return

Below shows the graphical description of the relationship between the Company's total shareholder return and its peer group total shareholder return, value of initial fixed $100 investment, for the five most recently completed fiscal years:



TOTAL SHAREHOLDER RETURN

Below, in an unranked order, are the most important financial performance measures used to link executive compensation actually paid to the Company's NEOs, except Greg Henslee and David O'Reilly, to the Company's performance for the year ended December 31, 2025, as further described in the "Compensation Discussion and Analysis" portion of this proxy statement. Greg Henslee and David O'Reilly, in consultation with the Human Capital and Compensation Committee, are excluded from participation in the annual cash incentive compensation plan pursuant to their responsibilities of providing strategic direction and guidance to the Company and their limited role in the Company's day-to-day operational activities and, therefore, excluded from these financial performance measures.

MOST IMPORTANT PERFORMANCE MEASURES
Comparable Store Sales
Operating Income
Return on Invested Capital

Granting of Certain Equity Awards

During the year ended December 31, 2025, the Company awarded options to some of its NEOs in the period beginning four business days before furnishing its 2024 fourth quarter and full-year earnings in a current report on Form 8-K that disclosed material nonpublic information and ending one business day after furnishing said report. The following table provides specific information concerning each such award for each of the applicable NEOs:

Name	Grant Date	Number of Securities Underlying the Award (#)	Exercise Price of the Award ($/Sh)	Grant Date Fair Value of the Award ($)	Percentage Change in the Closing Market Price of the Securities Underlying the Award Between the Trading Day Ending Immediately Prior to the Disclosure of Material Nonpublic Information and the Trading Day Beginning Immediately Following the Disclosure of Material Nonpublic Information (%)
Brad Beckham	1/30/2025	40,155	87.35	1,415,657	0.2
Brent G. Kirby	1/30/2025	33,915	87.35	1,195,667	0.2
Jeremy Fletcher	1/30/2025	19,995	87.35	704,920	0.2
Scott R. Ross	1/30/2025	8,925	87.35	314,649	0.2
Jason Tarrant	1/30/2025	7,140	87.35	251,719	0.2

The Human Capital and Compensation Committee approved these annual equity award grants during its regularly scheduled meeting in the first quarter of 2025, consistent with its standard annual equity award approval process. The Human Capital and Compensation Committee does not grant equity awards in anticipation of the release of material nonpublic information, nor is the timing of disclosures of material nonpublic information based on equity award grant dates.

Potential Payments on Termination or Change in Control

The Company has entered into change in control severance agreements ("the CIC Agreements") with its NEOs, which become effective only upon a Change in Control (as defined in the CIC Agreements). In addition, under the Company's incentive plans there is acceleration of vesting with respect to stock options and restricted stock awards upon a Change in Control (as defined in the applicable incentive plan).

Pursuant to the terms of the CIC Agreements, if, within six months prior to or two years following a Change in Control, any of the NEOs' employment is terminated by the Company without "Cause," by reason of death or "Disability," or by the NEO for "Good Reason" (each, as defined in the CIC Agreements), then, subject to the NEO's execution of a release of claims and compliance with their CIC Agreement the NEO will be entitled to:

- Continuation of salary for two years and a payment equal to two times the NEO's target bonus.

- Continuation of insurance coverage for two years.

- Any unpaid bonus for the immediately preceding year and a pro rata target bonus for the year of termination.

- An amount equal to all earned but unused paid time off.

- Payment for outplacement services, up to $30,000 and not to exceed 24 months.

- Immediate vesting for all equity-based awards and immediate exercisability for 12 months for all outstanding stock options.

- All reasonable legal fees and expenses incurred in disputing the termination of the executive's employment.

The following table shows the amounts that active NEOs who have entered into CIC Agreements would have received if their employment had been terminated by the Company without Cause, by reason of death or Disability, or by the NEO for Good Reason immediately following a Change in Control on December 31, 2025. The unvested stock option grants and unvested restricted share awards vest pursuant to the terms of the incentive plans upon a Change in Control irrespective of a termination of employment. The below table does not include amounts related to the NEOs' vested benefits under the Deferred Compensation Plan, pursuant to vested stock option grants or vested restricted share awards or other compensation, which are described in the tables above.

	Greg Henslee	David O'Reilly	Brad Beckham	Brent G. Kirby	Jeremy Fletcher	Scott R. Ross	Jason Tarrant
Annual salary for two years	$ 1,702,000	$ 1,476,000	$ 2,250,000	$ 1,900,000	$ 1,400,000	$ 1,250,000	$ 1,000,000
Incentive compensation	—	—	2,250,000	1,900,000	1,190,000	1,000,000	800,000
Continuation of insurance coverage	54,330	1,982	64,457	93,235	63,779	56,392	50,284
Earned but not used paid time off	343,669	298,040	82,212	95,000	63,270	54,086	90,498
Unvested stock option grants	—	—	2,746,473	2,518,387	1,627,789	749,720	290,902
Unvested restricted share awards	444,649	385,818	—	—	—	—	—
Total [a]	$ 2,544,648	$ 2,161,840	$ 7,393,142	$ 6,506,622	$ 4,344,838	$ 3,110,198	$ 2,231,684

(a)   Each NEO may also receive payment for outplacement service for up to $30,000.

Director Compensation

Please see the "Compensation of Directors" section of this proxy statement for a discussion of the manner in which the Company's directors are compensated.

Certain Relationships and Related Transactions

The Company leases certain land and buildings related to 64 of its O'Reilly Auto Parts stores and one surplus property under fifteen- and twenty-year operating lease agreements with entities in which David O'Reilly and Larry O'Reilly, who retired from the Board effective May 15, 2025, or members of their families, are affiliated. In addition, the Company leases certain land and buildings related to two of its O'Reilly Auto Parts stores under fifteen-year operating lease agreements with Greg Henslee. Generally, these lease agreements provide for renewal options for an additional five years at the option of the Company and the lease agreements are periodically modified to further extend the lease term for specific stores under the agreements. The total aggregate lease payments paid by the Company to the entities and individuals above was $4.6 million for the year ended December 31, 2025. The Company believes that the terms and conditions of the transactions with affiliates described above were no less favorable to the Company than those that would have been available to the Company in comparable transactions with unaffiliated parties.

Approval or Ratification of Transactions with Related Persons

Pursuant to the terms of the Audit Committee Charter, the Audit Committee is responsible for reviewing and approving all proposed transactions between the Company, any of the Company's Officers or Directors, or relatives or affiliates of any such Officers or Directors, to ensure that such related party transactions are on a similar economic basis as a like transaction that occurred at arm's length with an independent third party and are in the Company's overall best interest and in the best interest of the Company's shareholders. The quarterly Audit Committee meeting includes a standing agenda item for the review of such related party transactions. The Audit Committee has not adopted any specific procedures for the conduct of the reviews, rather each transaction is considered in light of the individual facts and circumstances. In the course of its review and approval of a transaction, the Audit Committee considers the following, among other factors it deems appropriate:

- Whether the transaction is fair and reasonable to the Company.
- The business reasons for the transaction.
- Whether the transaction would impair the independence of one or more of the Company's Officers or Directors.
- Whether the transaction is material, taking into account the significance of the transaction.

During 2025, all related party transactions were reviewed in accordance with the above procedures.

PROXY STATEMENT

SHARE OWNERSHIP INFORMATION

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table summarizes information as of December 31, 2025, with respect to each person or other entity (other than management) known to the Company to be the beneficial owner of more than five percent (5%) of its outstanding shares of common stock. All share information has been retrospectively adjusted to reflect the 15-for-1 forward stock split of the Company's common stock completed June 10, 2025.

Class of Stock	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	The Vanguard Group 100 Vanguard Boulevard Malvern, Pennsylvania 19355	75,125,055 [1]	8.5 %
Common Stock	BlackRock, Inc. 50 Hudson Yards New York, New York 10001	60,852,195 [2]	6.9 %

(1) As reflected on such beneficial owner's Schedule 13G/A dated February 13, 2024, provided to the Company in accordance with the Exchange Act. Of the 75,125,055 shares reported, The Vanguard Group claimed sole voting power over no shares, shared voting power over 1,182,975 shares, sole dispositive power over 71,294,790 shares, and shared dispositive power over 3,830,265 shares.

(2) As reflected on such beneficial owner's Schedule 13G/A dated January 26, 2024, provided to the Company in accordance with the Exchange Act. Of the 60,852,195 shares reported, BlackRock, Inc. claimed sole voting power over 54,677,280 shares, shared voting power over no shares, sole dispositive power over 60,852,195 shares, and shared dispositive power over no shares.

SECURITY OWNERSHIP OF DIRECTORS & MANAGEMENT

The following table summarizes, as of March 5, 2026, the beneficial ownership of the Company's outstanding shares of common stock for each current Director and Director nominee of the Board, each of the Company's current Named Executive Officers, and all Directors and executive officers as a group. Unless otherwise indicated, the Company believes that the beneficial owners set forth in the following table have sole voting and dispositive power.

Name	Direct Ownership	Indirect Ownership	Current Exercisable Options [a]	Total Ownership [a]	Percent of Class
Greg Henslee [b]	241,586	191,604	138,705	571,895	*
David O'Reilly [c]	150,353	3,214,657	—	3,365,010	*
Thomas T. Hendrickson [d]	18,840	—	—	18,840	*
Kimberly A. deBeers [d]	1,965	—	—	1,965	*
Gregory D. Johnson [d][e]	77,213	14,700	—	91,913	*
John R. Murphy [d][e]	4,560	8,125	—	12,685	*
Dana M. Perlman [d][f]	14,320	1,500	—	15,820	*
Maria A. Sastre [d]	14,935	—	—	14,935	*
Fred Whitfield [d]	12,570	—	—	12,570	*
Brad Beckham [g]	12,139	16,374	270,075	298,588	*
Brent G. Kirby	1,193	—	373,980	375,173	*
Jeremy Fletcher [g]	36,025	3,192	137,220	176,437	*
Scott R. Ross [g]	833	1,666	26,115	28,614	*
Jason Tarrant [g]	21,309	944	123,090	145,343	*
All Directors and executive officers as a group (26 persons)	655,884	3,507,696	2,245,015	6,408,595	*

* denotes less than 1.0%

(a) With respect to each person, assumes the exercise of all stock options held by such person that were exercisable within 60 days of March 5, 2026.

(b) The stated number of directly owned shares includes 4,305 restricted shares awarded under the Company's long-term incentive compensation plans. The stated number of indirectly owned shares includes 74,898 owned shares held in the O'Reilly Employee Savings Plan with Fidelity Investments ("Fidelity") as trustee and 116,706 shares held in a Grantor Retained Annuity Trust ("GRAT").

(c) The stated number of directly owned shares includes 3,733 restricted shares awarded under the Company's long-term incentive compensation plans. The stated number of indirectly owned shares includes 173,745 shares owned by Mr. O'Reilly's spouse, 1,440,528 shares controlled by Mr. O'Reilly as trustee of a trust for the benefit of his children, 384 shares held in the O'Reilly Employee Savings Plan with Fidelity as trustee, and 1,600,000 shares held in a GRAT.

(d) The stated number of directly owned shares includes 1,965 restricted shares awarded under the Company's long-term incentive compensation plans.

(e) The stated number of indirectly owned shares are held in an individual retirement account ("IRA").

(f) The stated number of indirectly owned shares are controlled by Ms. Perlman as trustee of a trust for the benefit of her child.

(g) The stated number of indirectly owned shares are held in the O'Reilly Employee Savings Plan with Fidelity as trustee.

PROXY STATEMENT

OFFICER AND DIRECTOR STOCK OWNERSHIP GUIDELINES

The Board has adopted stock ownership requirements for the Company's Directors, executive officers and executive and senior vice presidents to align their interests with those of the Company's shareholders. In February of 2023, the Board revised the stock ownership requirements for the affiliated Director(s), president(s), and co-presidents to further align the Company's Board and management interests with those of the Company's shareholders. The Human Capital and Compensation Committee reviews the stock ownership guidelines and requirements and reviews progress toward meeting ownership requirements quarterly and has discretion to waive these guidelines; however, it has never done so. As of December 31, 2025, all Directors and executive officers were in compliance with our stock ownership guidelines:

REQUIREMENT	DESCRIPTION
Minimum Ownership Requirement	• Independent Director: 5x annual cash retainer • Affiliated Director: 5x base salary • Chief Executive Officer: 5x base salary • President / Co-President: 4x base salary • Executive Vice President: 3x base salary • Senior Vice President: 2x base salary
Eligible Equity	• All eligible equity is valued at the closing price of our common stock as of the end of the fiscal year. • Eligible equity includes shares that are reportable as beneficially owned, whether direct or indirect. • No portion of unvested awards, including unvested option grants, are included for purposes of determining compliance with these guidelines.
Transition Period	• Independent Directors: Within five years of the date they join the Board or of a change in the minimum requirement • Affiliated Directors and Executives: Within five years of first assuming their respective position or of a change in the minimum requirement
Holding Requirements	• Individuals who do not comply with the required level of ownership within the specified time period will be required to hold 50% of net after-tax shares issued upon the exercise of any of their stock options and will not be allowed to sell any other shares of the Company that they may own until compliance is achieved. • The stock ownership requirement does not apply after an executive reaches age 62, in order to facilitate appropriate financial planning as potential retirement approaches.

EQUITY COMPENSATION PLANS

The following table sets forth shares authorized for issuance under the Company's equity compensation plans as of December 31, 2025 (in thousands, except weighted-average exercise price):

Plan Category	(A) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(B) Weighted-average exercise price of outstanding options, warrants and rights [a]	(C) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A)).
Equity compensation plans approved by shareholders	8,184	$ 44.70	55,937
Equity compensation plans not approved by shareholders	—	—	—
Total	8,184	$ 44.70	55,937

(a)   Includes weighted average exercise price of outstanding stock options.

PROXY STATEMENT

GENERAL INFORMATION

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

What is the purpose of the Annual Meeting?

At the Annual Meeting, shareholders will act upon the matters described in the accompanying notice of meeting.

When and where will the 2026 Annual Meeting be held?

The Annual Meeting will be held in a virtual only format via live audio webcast at www.virtualshareholdermeeting.com/ORLY2026 on Thursday, May 14, 2026, at 9:00 a.m. Central Time. To access the virtual Annual Meeting, you must enter the 16-digit control number found on your proxy card, voting instruction form, or Important Notice Regarding the Availability of Proxy Materials. If you do not have a control number, you may access the Annual Meeting as a guest. Online access to the live audio webcast of the Annual Meeting will open 15 minutes prior to the start of the Annual Meeting. We encourage you to access the meeting in advance of the designated start time.

What is a "shareholder of record"?

A shareholder of record is a shareholder whose ownership of the Company's common stock is reflected directly on the books and records of the transfer agent, Computershare Trust Company, N.A. ("Computershare").

What is the record date for the Annual Meeting?

The record date is March 5, 2026. Shareholders of record at the close of business on March 5, 2026, will be entitled to vote at the Annual Meeting. Each share of common stock will have one vote on each matter to be voted upon.

Which O'Reilly shares are included in the proxy card I received?

The proxy card you received covers the number of common shares to be voted in your account as of the record date.

What is the difference between holding shares as a registered shareholder and as a beneficial owner?

A registered shareholder owns shares that are registered directly in their name with the Company's transfer agent, Computershare. A beneficial owner owns shares held in a stock brokerage account or by a bank. If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the beneficial owner of shares held in "street name." If you are a beneficial owner but not a shareholder of record, you should follow the instructions provided by your broker, bank, or other record holder to direct your broker, bank, or other holder on how to vote your shares.

Why would I receive more than one proxy card?

You may receive more than one proxy card if you owned shares in more than one account. You should vote the shares on each of your proxy cards.

What matters will be voted on at the Annual Meeting?

At the Annual Meeting, shareholders will be asked to vote on three proposals that were solicited by the Board (Proposals 1 through 3), as well as a shareholder proposal (Proposal 4), if properly presented at the Annual Meeting:

1) To elect as Directors the nine nominees named in this proxy statement.

2) To conduct an advisory (non-binding) vote to approve executive compensation.

3) To ratify the appointment of Ernst & Young LLP as independent auditors for the fiscal year ending December 31, 2026.

4) A shareholder proposal entitled "Avoid Brand Damage Due to Corporate Political Spending," if properly presented.

How do I vote my shares?

You may vote your share by proxy or during the meeting:

1) *Via Mail*: You may vote by properly completing and signing the enclosed proxy card and returning the card in the enclosed, postage-paid envelope. Please specify your choices on the proxy card by marking the appropriate boxes. Shares will be voted in accordance with your written instructions; however, it is not necessary to mark any boxes if you wish to vote in accordance with the Board's recommendations, outlined further below. Mark, sign, and date your proxy card and return it in the postage-paid envelope provided or send it to O'Reilly Automotive, Inc. Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

2) *Via the Internet:* You may vote on the Internet by visiting www.proxyvote.com. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and create an electronic voting instruction form.

3) *Via Telephone:* Using any touch-tone telephone, you may vote your shares by dialing toll-free: 1-800-690-6903. Have your proxy card in hand when calling and follow the instructions.

4) *During the Meeting*: You may vote at the Annual Meeting using the 16-digit control number included on your proxy card, voting instruction form or Important Notice Regarding the Availability of Proxy Materials.

If you choose to vote on the Internet or by telephone, please note voting will close at 11:59 p.m. Eastern Time, on Wednesday, May 13, 2026. The Board encourages you to vote your shares promptly.

May I change my vote after I submit my proxy?

You may change your vote after submitting a proxy card. If, after sending in your proxy, you desire to revoke your proxy for any reason, you may do so by notifying the Secretary of the Company in writing at the principal executive office at any time prior to the voting of the proxy. The Company's principal executive office is located at 455 South Patterson Avenue, Springfield, Missouri 65802, the mailing address for which is O'Reilly Automotive, Inc., 233 South Patterson Avenue, Springfield, Missouri 65802, Attention: Secretary.

Are my votes confidential?

All shareholder meeting proxies and tabulations that identify the vote of a particular shareholder will be kept confidential, except as necessary to allow the inspectors of election to certify the voting results or to meet legal requirements. Representatives of Broadridge Financial Solutions ("Broadridge") will act as the inspector of election and will count the votes.

How will my vote be counted?

All votes will be tabulated by Broadridge. All properly executed proxies received by the Board pursuant to this solicitation will be voted in accordance with the shareholder's directions specified in the proxy card. If no such directions have been specified by marking the appropriate squares in the signed and returned proxy card, the shares will be voted by the persons named in the enclosed proxy card as follows:

1) FOR the election as Directors the nine nominees named in this proxy statement.

2) FOR the approval, by an advisory (non-binding) vote, of the 2025 compensation of the Company's Named Executive Officers.

3) FOR the ratification of the selection of Ernst & Young LLP as the Company's independent auditors for the fiscal year ending December 31, 2026.

4) AGAINST the shareholder proposal entitled "Avoid Brand Damage Due to Corporate Political Spending," if properly presented.

The Board is not aware of any matter to be presented for action at the Annual Meeting other than the matters set forth herein. The Company's shareholders have no dissenter's or appraisal rights in connection with any of the proposals described herein.

No nominee has indicated that he or she would be unable or unwilling to serve as a Director, if elected. However, should any nominee become unable or unwilling to serve for any reason, it is intended that the persons named in the proxy will vote for the election of such other persons in their stead as may be designated by the Board. The Board is not aware of any reason that might cause any nominee to be unavailable to serve as a Director.

How does the Board recommend I vote?

- The Board recommends a vote "FOR" each of the nominees for Director named in this proxy statement.

- The Board recommends a vote "FOR" the approval, by an advisory (non-binding) vote, of the 2025 compensation of the Company's Named Executive Officers.

- The Board recommends a vote "FOR" the ratification of the selection of Ernst & Young LLP as the Company's independent auditors for the year ending December 31, 2026.

- The Board recommends a vote "AGAINST" the shareholder proposal entitled "Avoid Brand Damage Due to Corporate Political Spending," if properly presented.

What constitutes a quorum?

On March 5, 2026, there were 836,699,472 shares of common stock outstanding, which constitutes all of the outstanding shares of the Company's voting capital stock. A majority of the outstanding shares entitled to vote at the Annual Meeting, represented virtually or by proxy, will constitute a quorum at the meeting.

What are the standards for determining whether an item has been approved?

Item of Business	Quorum Required	Voting Approval Standard	Effect of Abstention [1]	Effect of Broker Non-Votes [2]
Proposal 1: Election of Directors [3]	Yes	Affirmative vote of majority of shares present and entitled to vote [4]	Vote against	Counted for quorum purposes; no effect on voting
Proposal 2: Advisory vote to approve Executive Compensation	Yes	Affirmative vote of majority of shares present and entitled to vote [4]	Vote against	Counted for quorum purposes; no effect on voting
Proposal 3: Ratification of Selection of Independent Auditors	Yes	Affirmative vote of majority of shares present and entitled to vote [4]	Vote against	Not applicable [5]
Proposal 4: Shareholder proposal entitled "Avoid Brand Damage due to Corporate Political Spending"	Yes	Affirmative vote of majority of shares present and entitled to vote [4]	Vote against	Counted for quorum purposes; no effect on voting

(1) Proxies marked "ABSTAIN" will be deemed to be represented at the Annual Meeting and considered in determining whether the requisite number of affirmative votes are cast on such matter.

(2) A broker non-vote occurs when a broker has not received voting instructions from the beneficial owner of shares, and the broker does not have, or declines to exercise, discretionary authority to vote those shares.

(3) Cumulative voting is not allowed for Election of Directors.

(4) "Shares present and entitled to vote" includes shares represented virtually or by proxy at the Annual Meeting.

(5) Proposal 3 is considered "routine" matters and therefore brokers generally may vote on these matters in their discretion on behalf of beneficial owners who have not furnished voting instructions.

Broker non-votes occur when shares held by a brokerage firm are not voted with respect to a proposal because the firm has not received voting instructions from the beneficial owner of the shares, and the firm does not have the authority to vote the shares in its discretion.

How can I get electronic access to the Notice, proxy statement and Annual Report?

The Notice, proxy statement, and Annual Report are available at www.proxyvote.com. The required control number can be found on your proxy card. These materials are also available on our website at www.OReillyAuto.com, under the "Investor Relations" caption and then "Financials" caption.

Where may I find the voting results of the Annual Meeting?

The Board plans to announce the preliminary voting results at the Annual Meeting. The Company plans to publish the final results in a Current Report on Form 8-K to be filed with the Securities and Exchange Commission (the "SEC") within four business days following the Annual Meeting, if final voting results are available at that time. If the final voting results are not available within that time, the Company will report preliminary results in a Current Report on Form 8-K within four business days following the Annual Meeting and will report final voting results in an amended Current Report on Form 8-K when available.

Will a proxy solicitor be used?

No, the Company has not engaged a third party to assist in the solicitation of proxies for the Annual Meeting.

What are the deadlines for consideration of shareholder proposals or director nominations for the 2027 Annual Meeting of Shareholders?

Shareholder proposals intended to be presented at the 2027 Annual Meeting of Shareholders and included in the Company's proxy materials relating to that meeting pursuant to Rule 14a-8 under the Exchange Act must be received by the Company at the Company's principal executive offices by November 27, 2026. The Company's Amended and Restated Bylaws (the "Bylaws") require that shareholder proposals made outside of Rule 14a-8 be submitted not later than February 13, 2027, and not earlier than January 14, 2027.

In addition to satisfying the deadlines in our Bylaws, any shareholder who intends to solicit proxies in support of director nominees other than our own must comply with the additional requirements of Rule 14a-19(b). To the extent any information is required by Rule 14a-19(b) that is not required under our Bylaws, it must be received by March 15, 2027.

What are the deadlines for submitting director nominations for inclusion in the Company's proxy materials?

Under the Bylaws, a shareholder (or a group of up to 20 shareholders) owning three percent or more of the Company's outstanding shares of common stock continuously for at least three years may nominate and include in the Company's proxy materials candidates for up to 20% of the Board (rounded down, but not less than two). Nominations must comply with the requirements and conditions of the Bylaws, including the delivery of proper notice to the Secretary of the Company at the Company's mailing address, 233 South Patterson Avenue, Springfield, Missouri 65802, not later than November 27, 2026, and not earlier than October 28, 2026.

ANNUAL REPORT

The Annual Report of the Company for the year ended December 31, 2025, containing, among other things, audited consolidated financial statements of the Company, accompanies this proxy statement.

OTHER BUSINESS

The Board knows of no business to be brought before the Annual Meeting other than as set forth in this proxy statement. If other matters properly come before the meeting, it is the intention of the persons named in the solicited proxy to vote the proxy on such matters in accordance with their judgment as to the best interests of the Company.

MISCELLANEOUS

The Company will pay the cost of soliciting proxies in the accompanying form. In addition to solicitation by use of the mails, certain officers and regular employees of the Company may solicit the return of proxies by telephone, fax, or personal interview and may request brokerage houses and custodians, nominees, and fiduciaries to forward soliciting material to their principals and will agree to reimburse them for their reasonable out-of-pocket expenses.

Shareholders are urged to mark, sign, date, and send in their proxies without delay or vote via telephone or Internet using the instructions on the proxy card.

COMMUNICATION WITH THE BOARD OF DIRECTORS

A shareholder who wishes to communicate with the Company's Board, specific individual Directors or the independent Directors as a group, may do so by directing a written request addressed to such Director(s) in care of the Corporate Secretary at 233 South Patterson Avenue, Springfield, Missouri, 65802 or via e-mail through its website at www.OReillyAuto.com. Such communication will be directed to the intended Director, group of Directors, or the entire Board, as the case may be.

HOUSEHOLDING OF MATERIALS

In some instances, only one copy of this proxy statement or Annual Report is being delivered to multiple shareholders sharing an address, unless the Company has received instructions from one or more of the shareholders to continue to deliver multiple copies. The Company will deliver promptly upon oral or written request a separate copy of the proxy statement or Annual Report, as applicable, to any shareholder at your address. If you wish to receive a separate copy of the proxy statement or Annual Report, you may call the Secretary of the Company at (417) 874-7280, or send a written request to O'Reilly Automotive, Inc., 233 South Patterson Avenue, Springfield, Missouri 65802, Attention: Secretary. Alternatively, shareholders sharing an address who now receive multiple copies of the proxy statement or Annual Report may request delivery of a single copy, also by calling the Secretary of the Company at the number or writing to the Company at the address listed above.

ADDITIONAL INFORMATION

Additional information regarding the Company can be found in the Company's annual report on Form 10-K for the year ended December 31, 2025, filed by the Company with the SEC.

A copy of the Company's annual report on Form 10-K for the year ended December 31, 2025 (as filed with the SEC), including financial statements and financial statement schedules (excluding most exhibits), is available to shareholders without charge, upon written request to O'Reilly Automotive, Inc., 233 South Patterson Avenue, Springfield, Missouri 65802, Attention: Secretary.



O'REILLY AUTOMOTIVE, INC.
233 South Patterson Ave
Springfield, Missouri 65802
www.OReillyAuto.com

Shareholder Information

CORPORATE ADDRESS
233 South Patterson Avenue
Springfield, Missouri 65802
417-862-3333
www.OReillyAuto.com
The Nasdaq Stock Market: Ticker Symbol "ORLY"

IMPACT REPORT
Available at www.OReillyAuto.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP
1828 Walnut Street, Suite 600
Kansas City, Missouri 64108

REGISTRAR AND TRANSFER AGENT
Computershare Investor Services
P.O. Box 43006
Providence, Rhode Island 02940-3078
U.S. Toll Free (800) 884-4225
Outside the U.S. (781) 575-2879
www.computershare.com

Inquiries regarding stock transfers, lost certificates or address changes should be directed to Computershare Investor Services at the above address.

Analyst Coverage

The following analysts provide research coverage of O'Reilly Automotive, Inc.:

ARGUS RESEARCH CORPORATION
William Selesky

BARCLAYS
Seth Sigman

BMO CAPITAL MARKETS
Tristan Thomas-Martin

BNP PARIBAS EXANE
Christopher Bottiglieri

BOFA GLOBAL RESEARCH
Robert Ohmes

CITI
Steven Zaccone

CLEVELAND RESEARCH
Thomas Mahoney

D.A. DAVIDSON & COMPANY
Michael Baker

EDGEWATER RESEARCH
Christopher Hodson

EQUISIGHTS
Parth Talsania

EVERCORE ISI
Gregory Melich

GOLDMAN SACHS
Katharine McShane

GUGGENHEIM SECURITIES LLC
Steven Forbes

JEFFERIES
Bret Jordan

JPMORGAN
Christopher Horvers

MIZUHO SECURITIES USA
David Bellinger

MORGAN STANLEY
Simeon Gutman

MORNINGSTAR, INC.
Noah Rohr

NORTHCOAST RESEARCH
Aaron Reed

OPPENHEIMER & CO., INC.
Brian Nagel

RAYMOND JAMES
Robert Griffin

RBC CAPITAL MARKETS
Steven Shemesh

ROBERT W. BAIRD & CO., INC.
Craig Kennison

ROTH CAPITAL PARTNERS
Scott Stember

ROTHSCHILD & CO REDBURN
Samuel Hudson

TD COWEN
Maksim Rakhlenko

TRUIST SECURITIES
Scot Ciccarelli

UBS EQUITIES
Michael Lasser

WELLS FARGO SECURITIES, LLC
Zachary Fadem

WILLIAM BLAIR & COMPANY
Phillip Blee

WOLFE RESEARCH
Spencer Hanus

Board of Directors



GREG HENSLEE
Director Since 2017 and
Executive Chairman of the Board



DAVID O'REILLY
Director Since 1972 and
Executive Vice Chairman of the Board



THOMAS T. HENDRICKSON
Director Since 2010
Lead Director Since 2024
Audit Committee - Chair
Corporate Governance/Nominating Committee



KIMBERLY A. DEBEERS
Director Since 2025
Corporate Governance/Nominating Committee
Human Capital and Compensation Committee



GREGORY D. JOHNSON
Director Since 2024



JOHN R. MURPHY
Director Since 2003
Audit Committee
Human Capital and Compensation
Committee - Chair



DANA M. PERLMAN
Director Since 2017
Audit Committee
Corporate Governance/Nominating
Committee - Chair



MARIA A. SASTRE
Director Since 2020
Audit Committee
Human Capital and Compensation Committee



FRED WHITFIELD
Director Since 2021
Corporate Governance/Nominating Committee
Human Capital and Compensation Committee

O'Reilly Leadership Team

OFFICERS AND EXECUTIVE VICE PRESIDENTS

BRAD BECKHAM
Chief Executive Officer

BRENT KIRBY
President

JEREMY FLETCHER
Executive Vice President and Chief Financial Officer

SCOTT ROSS
Executive Vice President and Chief Information Officer

JASON TARRANT
Executive Vice President of Store Operations and Sales

SENIOR VICE PRESIDENTS

TAMARA CONN
Senior Vice President of Legal and General Counsel

ROBERT DUMAS
Senior Vice President of Southeast Operations and Sales

LARRY GRAY
Senior Vice President of Inventory Management

PHIL HOPPER
Senior Vice President of Real Estate and Expansion

JUSTIN KALE
Senior Vice President of Central Operations and Sales

JEFF LOAFMAN
Senior Vice President of Distribution Operations

CHRIS MANCINI
Senior Vice President of Professional Sales and Store Operations

MARK MERZ
Senior Vice President of International

JOSE MONTELLANO
Senior Vice President of Western Operations and Sales

RAMON ODEMS
Senior Vice President of Northeast Operations and Sales

SHARI REAVES
Senior Vice President of Human Resources and Training

DAVID WILBANKS
Senior Vice President of Merchandise

VICE PRESIDENTS

THOMAS AHL
Vice President of Information Technology Infrastructure and Operations

VASANTH BABURAJ
Vice President of E-Commerce Technology

SHANE BENCH
Vice President of Inventory Management

CHAD BINNS
Vice President of Human Resource Workforce Strategy and Talent Management

ERIC BIRD
Vice President of Finance and Treasury

GUY BROYLES
Vice President of Merchandise - Backroom

SCOTT CANNON
Vice President of Merchandise - Out Front

MAURO CIFELLI
President of Canada

JOE COCKELL
Vice President of Distribution Operations

PATRICK COURTEMANCHE
Vice President of Southeast Division

TONY CURRAIS
Vice President of New England Division

BRYAN DELONG
Vice President of Distribution Operations Western Division

JAY ENLOE
Vice President of Risk Management

CHRIS FARROW
Vice President of Northern Division

RICARDO FREYRE
Vice President of Southern California Division

DANIEL GARCIA BARRON
Vice President of Northern California Division

MARK GARTON
Vice President of Information Security

JULIE GRAY
Vice President of Corporate Services and Corporate Secretary to the Board

RON GREENWAY
Vice President of Property and Facilities

DAN GRIFFIN
Vice President of East-Central Division

AMANDA HALL
Vice President of Human Resource Operations

TREY HANSEN
Vice President of Southern Division

CRYSTAL HEDRICK
Vice President of Omnichannel

BECKY HETHERINGTON
Vice President of Program Management

GARTH HILL
Vice President of Transportation

CHAD KEEL
Vice President of Real Estate Expansion

GREG LAIR
Vice President of Store Operations

DAVID LEONHART
Vice President of Distribution Operations Eastern Division

STEVE LUELLEN
Vice President of Mid-Atlantic Division

DEREK MALONE
Vice President of Gulf States Division

ROGER MARTINEZ
Vice President of Southwest Division

RAM MARUPUDI
Vice President of Architecture

JOHN MAYO
Vice President of Florida Division

JOHN MCCOY
Vice President of Real Estate Store Installation and Design

JARED MCMAHON
Vice President of Central Division

RYAN MOORE
Vice President of Pricing and Customer Satisfaction

DAVID P. ORTEGA
Vice President of Electronic Catalog Systems

SENTHIL RAMAN
Vice President of Data Strategy

JOSE RAMIREZ
Vice President of Great Lakes Division

AMANDA ROBINSON
Vice President of Accounting

HUGO SANCHEZ
Vice President of Marketing and Advertising

DIEGO SANTILLANA
Vice President of Mexico Store Operations and Sales

KESHA SCHADER
Vice President of Inventory Management - DC

DAN STEWART
Vice President of Northwest Division

COREY THOMPSON
Vice President of Solution Delivery

ANDY TRAINOR
Vice President of Learning and Development

KARLA WELLS
Vice President of Solution Delivery, Communications, and Corporate Systems

ALEX WILLIAMS
Vice President of Loss Prevention

WES WISE
Vice President of Professional Sales



233 South Patterson Ave. • Springfield, Missouri 65802 • 417-862-3333 • www.OReillyAuto.com